Form 20-F
period 2024-03-31
LakeShore Biopharma Co., Ltd.
filed 2024-08-15
CIK 1946399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to

Commission file number: 001-41598

LakeShore Biopharma Co., Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC, 102629

Tel: 010-89202086

(Address of principal executive offices)

Hui Shao, Director and Co-Chief Executive Officer

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC, 102629

Tel: 010-89202086

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary share, par value US$0.00002 per share	LSB	Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share	LSBPW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2024, there were 190,227,959 ordinary shares outstanding, par value US$0.00002.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F (this “Annual Report”):

●	“Articles” or “Articles of Association” means our amended and restated memorandum and articles (as amended and restated from time to time), adopted on September 23, 2022 and effective on March 16, 2023;

●	“Beijing Yisheng” means Beijing Yisheng Biotechnology Co., Ltd., a company incorporated under the laws of the PRC with limited liability and our wholly-owned subsidiary;

●	“Board” means our board of directors;

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement which was consummated on March 16, 2023;

●	“Business Combination Agreement” means the business combination agreement, dated as of September 29, 2022, by and among LakeShore Biopharma, SPAC, Merger Sub I and Merger Sub II;

●	“Cayman Companies Act” means the Companies Act (as Revised) of the Cayman Islands;

●	“CDC(s)” means the Center(s) for Disease Control and Prevention;

●	“China” or “PRC” means the People’s Republic of China (and, only in the context of describing the industry matters, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal, regulatory or tax matters and advice in this Annual Report, excludes Hong Kong, Macau and Taiwan). The term “Chinese” has a correlative meaning for the purpose of this Annual Report;

●	“Code” means the Internal Revenue Code of the 1986, as amended;

●	“Company,” “LakeShore Biopharma,” “we,” “our,” “us,” or similar terms means LakeShore Biopharma Co., Ltd (formerly known as YS Biopharma Co., Ltd.), a company incorporated in the Cayman Islands with limited liability and, where the context requires, its consolidated subsidiaries from time to time;

●	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

●	“GMP” means Good Manufacturing Practices;

●	“HK LakeShore Tech” means LakeShore Tech Hong Kong Limited, a company incorporated in Hong Kong with limited liability and our wholly-owned subsidiary;

●	“HK Yisheng” means YishengBio (Hong Kong) Holdings Limited, a company incorporated in Hong Kong with limited liability and our wholly-owned subsidiary;

●	“KOL(s)” means key opinion leaders;

●	“Liaoning Yisheng” means Liaoning Yisheng Biopharma Co., Ltd., a company incorporated in the PRC with limited liability and our wholly-owned subsidiary;

●	“Memorandum” means our memorandum of association (as amended from time to time);

●	“Merger Sub I” means Oceanview Bioscience Acquisition Co., Ltd., a company incorporated in the Cayman Islands with limited liability, which was struck off as part of the Business Combination;

●	“Merger Sub II” means Hudson Biomedical Group Co., Ltd., a company incorporated in the Cayman Islands with limited liability and our wholly-owned subsidiary;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“NMPA” means the National Medical Products Administration in China;

●	“PCAOB” means the Public Company Accounting Oversight Board;

●	“Philippines Yisheng” means YS Biopharma (Philippines) Inc., a company incorporated in the Philippines with limited liability with limited liability and our wholly-owned subsidiary;

●	“PFIC” means a “passive foreign investment company” for U.S. federal income tax purposes;

●	“PRC government” means the governmental authorities of the PRC, including all political subdivisions (including central, provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the Securities Act of 1933, as amended;

●	“Share(s)” or “ordinary share(s)” means ordinary share(s) in our capital with par value of US$0.00002 each;

●	“Singapore LakeShore” means LakeShore Biopharma (Singapore) Pte. Ltd. (formerly known as Yisheng Biopharma (Singapore) Pte. Ltd.), a company incorporated in Singapore with limited liability and our wholly-owned subsidiary;

●	“SPAC” means Summit Healthcare Acquisition Corp., a company incorporated in the Cayman Islands with limited liability and our wholly-owned subsidiary;

●	“U.S. dollars,” “US$” or “$” means United States dollars, the legal currency of the United States;

●	“US Yisheng” means Yisheng US Biopharma Inc., a company incorporated under the laws of U.S. and our wholly-owned subsidiary; and

●	“Warrant(s)” means warrant(s) to purchase Ordinary Share(s), with each whole warrant entitling the holder thereof to purchase one Ordinary Share.

This Annual Report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB7.0950 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on March 29, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This Annual Report includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate as well as any information concerning possible or our assumed future results of operations. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

●	the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

●	our ability to successfully compete in highly competitive industries and markets;

●	our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;

●	political instability in the jurisdictions in which we operate;

●	the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

●	our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

●	our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;

●	our ability to develop and protect intellectual property;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	anticipated technology trends and developments and our ability to address those trends and developments with our products and services;

●	the safety, affordability, convenience and breadth of our products and services;

●	man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;

●	the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	exchange rate fluctuations;

●	changes in interest rates or rates of inflation;

●	legal, regulatory and other proceedings; and

●	our ability to maintain the listing of our securities on Nasdaq.

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

v

Explanatory Note

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under the section entitled “Item 3. Key Information—D. Risk Factors” in this Annual Report. We provide the following disclosure to help investors better understand our corporate structure, operations in China and the associated risks.

Holding Company Structure

LakeShore Biopharma is not an operating company but a Cayman Islands holding company that conducts our operations in multiple countries, including China, Singapore and the Philippines, through our subsidiaries, including Beijing Yisheng, Liaoning Yisheng, Singapore LakeShore, US Yisheng and Philippines Yisheng. Holders of our ordinary shares are not holding equity securities of our subsidiaries that have substantive business operations in China, Singapore and the Philippines, but instead are holding equity securities of a Cayman Islands holding company. The following diagram illustrates our corporate structure as of the date of this Annual Report.

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

The Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we filed an audit report issued by a registered public accounting firm that the PCAOB determined is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if it is identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to the SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong without the approval of the Chinese authorities. While our auditor, Wei, Wei & Co., LLP, is headquartered in the United States and not subject to such determinations, there is no guarantee that the audit work carried out by Wei, Wei & Co., LLP with collaboration of its China-based offices can be inspected or investigated completely by the PCAOB without such approval. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB may continue to demand complete access in mainland China and Hong Kong, resume regular inspections and pursue ongoing investigations and initiate new investigations as needed. The PCAOB also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA and the securities regulations promulgated thereunder if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in future years, or if we otherwise fail to meet the PCAOB’s requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our securities may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors with presence in China in future years, and the delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Cash is transferred among us, our offshore subsidiaries and our PRC subsidiaries, in the following manner: (1) funds are transferred to our PRC subsidiaries from us as needed through our subsidiaries outside China as capital contributions or shareholder loans, as the case may be; and (2) dividends or other distributions may be paid by our PRC subsidiaries to the Company through our subsidiaries outside China. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. None of our subsidiaries outside China has made distributions to their respective shareholder(s). In the future, our ability to pay dividends, if any, to our shareholders and to service any debt we may incur will depend upon dividends paid by our subsidiaries. In the fiscal years ended March 31, 2022, 2023 and 2024, we did not transfer any cash to any of our PRC subsidiaries except for transfers in connection with the contribution of paid-in capital to our PRC subsidiaries, including the contribution of $45,099,071 by HK Yisheng to Liaoning Yisheng’s paid-in capital during the fiscal year ended March 31, 2022 and the contribution of $1,008,768 by HK Yisheng to Beijing Yisheng’s paid-in capital during the fiscal year ended March 31, 2024. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our subsidiaries outside China to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries may pay dividends to our offshore subsidiaries to meet the capital needs of our business operations outside the PRC. For details about the PRC regulations and rules applicable to such cash transfers and the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Restrictions and Limitations on Transfer of Cash

LakeShore Biopharma is incorporated in the Cayman Islands and its businesses in China are conducted through its PRC subsidiaries. We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries to LakeShore Biopharma and holders of ordinary shares.

Current PRC regulations permit our PRC subsidiaries, including Liaoning Yisheng, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Liaoning Yisheng incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries, including Liaoning Yisheng, to distribute dividends to us may restrict our ability to satisfy our liquidity requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation—Laws and Regulations in China—Regulations relating to foreign exchange and overseas investment.”

HK Yisheng, our wholly-owned subsidiary and the sole registered shareholder of Liaoning Yisheng, may be considered a non-resident enterprise for tax purposes, so that any dividends paid by our PRC subsidiaries, including Liaoning Yisheng, to HK Yisheng may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10% to non-resident enterprise. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from PRC subsidiaries, or if HK Yisheng is determined by the PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. If the PRC tax authorities determine that LakeShore Biopharma is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders, in each case that are non-resident enterprises. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to our foreign investors and gains on the sale of our securities by foreign investors may become subject to PRC tax.”

In addition, non-resident enterprise shareholders, including holders of ordinary shares, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if LakeShore Biopharma were deemed to be a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including holders of ordinary shares, and any gain realized on the transfer of ordinary shares by such holders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in ordinary shares or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Our non-PRC entities are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our offshore capital raising activities to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the offshore proceeds to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and ability to fund and expand our business.”

Additionally, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE, by complying with certain procedural requirements. Dividends payments to us by HK Yisheng in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries, including the Liaoning Yisheng and Beijing Yisheng, may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Foreign exchange controls may limit our ability to effectively utilize our revenues and proceeds generated or financed outside China and adversely affect the value of your investment.”

Taxation on Dividends or Distributions

LakeShore Biopharma’s source of dividend partly comes from dividends paid by its PRC subsidiaries, including Liaoning Yisheng. None of our subsidiaries has declared or paid any dividend or distribution to us as of the date of this Annual Report. We have never declared or paid any dividend on our ordinary shares, and we have no current intention to pay dividends to shareholders. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future.

Under the current laws of the Cayman Islands, LakeShore Biopharma is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in China and Hong Kong, assuming that: (i) we have taxable earnings in our PRC subsidiaries, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings in the PRC subsidiaries(1)	100.00
Tax on earnings at statutory rate of 25% at PRC subsidiaries level(2)	(25.00)
Amount to be distributed as dividend from the PRC subsidiaries to HK Yisheng(3)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at HK Yisheng level and net distribution to LakeShore Biopharma(4)	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal PRC taxable income.

(2)	Liaoning Yisheng qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of the PRC. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with the PRC, subject to a qualification review at the time of the distribution. There is no incremental tax at HK Yisheng level for any dividend distribution to LakeShore Biopharma.

(4)	If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at HK Yisheng level and net distribution to LakeShore Biopharma will be 67.5.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the ordinary shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings.

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

Risks Related to Doing Business in China

We face various legal and operational risks associated with doing business in China, which could cause the value of our securities to decline or become worthless, and significantly limit or completely hinder our ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include, but are not limited to:

●	We have a substantial business and operation in China and thus are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. On December 16, 2021, the PCAOB issued a report to the SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong without the approval of the Chinese authorities. While our auditor, Wei, Wei & Co., LLP, is headquartered in the United States and not subject to such determinations, there is no guarantee that the audit work by Wei, Wei & Co., LLP in collaboration of its China-based offices can be inspected or investigated completely by the PCAOB without such approval. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB may continue to demand complete access in mainland China and Hong Kong, resume regular inspections and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA and the securities regulations promulgated thereunder if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in future years, or if we otherwise fail to meet the PCAOB’s requirements. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	The PRC government has significant oversight and discretion over the conduct of our business and operations and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Recent policy statements and regulatory actions by the PRC government, such as those related to human genetic data and biopharmaceutical and vaccine business, may adversely impact our ability to conduct our business and R&D activities, accept foreign investments, or list on a U.S. or other foreign stock exchange, which may cause our securities to be prohibited from trading or to be delisted from the Nasdaq or any other U.S. stock exchange. Furthermore, the PRC government recently instituted new regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

●	The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the M&A Rules remain unclear. There is no assurance, however, that regulators in China will not subsequently require us to undergo the approval or clearance procedures in relation to the Nasdaq listing and subject us to penalties for non-compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval, filing, and/or other requirements of PRC governmental authorities may be required under PRC laws, regulations or policies.”

●	On February 17, 2023, the CSRC issued the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures for Overseas Listing”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Administrative Measures for Overseas Listing and the CSRC press release regarding the Trial Administrative Measures for Overseas Listing published on its official website on February 17, 2023, an indirect overseas offering and listing by domestic companies, which refers to the offering and listing by a company by way of an overseas incorporated entity the major business operations of which are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company, is subject to filing procedures with the CSRC. A company having been listed overseas before the effectiveness of the Trial Administrative Measures for Overseas Listing would only be subject to the filing requirements when conducting a follow-on offering of securities. However, given that the Trial Administrative Measures for Overseas Listing were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval, filing, and/or other requirements of PRC governmental authorities may be required under PRC laws, regulations or policies” and “Item 4. Information on the Company—B. Business Overview—Regulations—Laws and Regulations in China—Regulations relating to overseas listing.”

Risks Related to Ownership of the Ordinary Shares

●	We have been involved, and may continue to be involved, in claims, disputes, litigation, arbitration or other legal proceedings by or against Mr. Yi Zhang, the former chairperson of our board of directors and a principal shareholder of our Company.

●	The price of the ordinary shares may be volatile, and the value of the ordinary shares may continue to decline.

●	We are an emerging growth company and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Sales of the ordinary shares, or the perception of such sales, by us or the selling securityholders in the public market or otherwise could cause the market price for the ordinary shares to decline.

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

We currently own one marketed product in China, our YSJATM rabies vaccine, sales of which have generated and are expected to continue to generate substantially all of our revenue in the near term. In the fiscal years ended March 31, 2022, 2023 and 2024, revenues from sales of rabies vaccine accounted for approximately 100% of our total revenues. Our ability to continuously commercialize YSJATM rabies vaccine and expand our sales will depend on various factors, including, among other things, our ability to maintain proper manufacturing facilities, achieve effective sales and marketing, maintain competitive attractiveness, secure widespread acceptance of this product, maintain compliance with ongoing regulatory requirement, properly price and obtain coverage and adequate reimbursement of this product by governmental authorities, private health insurers and other third-party payors. If YSJATM rabies vaccine fails to achieve successful sales and further sales expansion, it could have a material adverse effect on our business, financial condition and results of operations.

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

Undesirable adverse events caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the National Medical Products Administration (the “NMPA”) in China, Health Sciences Authority (the “HSA”) in Singapore, U.S. Food and Drug Administration (the “FDA”) or other comparable regulatory authorities. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events, which could cause the suspension or termination of such trials, or the cessation of development and the denial of approval from relevant regulatory authorities. Undesirable adverse events caused by our products or product candidates may include but are not limited to, inflammatory response of certain organs. As most of our product candidates have not been testified in large-scale clinical trials, the adverse effect of such, especially that of long-term use, are uncertain. Certain types of disease may also not respond to our product candidates. In addition, combination therapy with other marketed products may cause uncertain adverse effect. Product-related adverse events could affect patient recruitment and the ability of enrolled subjects to complete the trial, and could result in potential product liability claims. Additionally, undesirable side effects or adverse events caused by or relating to our marketed product or product candidates may be discovered after they receive regulatory approval. Potential product liability is also a significant risk for biopharmaceutical companies, given that liability claims common in our industry are hard to foresee by nature. Such claims can also lead to product recalls, withdrawals, or declining sales, and/or be accompanied by consumer fraud claims by customers, third-party payers seeking reimbursement of the cost of the product and/or other claims, including potential civil or criminal governmental actions. Any of these occurrences may harm our reputation, business, financial condition and prospects significantly.

We have become, and may continue to become subject to such negative events and consequences, including but not limited to the following:

●	we could be sued and held liable for adverse events to subjects in clinical trials or patients and the relevant compensation, regardless of whether a causal relationship can be proven;

●	we may suspend commercialization and marketing of the product;

●	regulatory authorities may withdraw approvals of the product;

●	we are subject to regulatory seizure of our products;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to develop risk evaluation and mitigation strategies for the product, to incorporate additional requirements under such strategies, or to develop a similar strategy as required by a comparable regulatory authority;

●	we may be required to or propose by ourselves to conduct post-market studies; and

●	we could be prevented from achieving market acceptance of the particular product.

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

Our business success will substantially depend on the successful development, regulatory approval and commercialization of our product candidates, particularly our lead product candidates, such as PIKA rabies vaccine and PIKA YS-ON-001. These product candidates are still in preclinical or clinical studies. Before we can generate revenue from sales of these product candidates, each of them will undergo preclinical and/or clinical studies, regulatory approval in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts. We invested a significant portion of our efforts and financial resources in the development of our existing lead product candidates, and will continue to evaluate the progress and prioritization of our product candidates and make further investment based on our evaluation, aligning with our financial condition, global health needs and market dynamics. The success of our product candidates will depend on several factors, including:

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

The regulations that govern regulatory approvals, pricing and reimbursement for new immunological biologics vary widely from country to country. We might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact the revenues we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in our marketed product and/or one or more product candidates, even if they obtain regulatory approval. For example, according to Opinions on Reforming the Review and Approval System for Pharmaceutical Products and Medical Devices, issued by the State Council in August 2015, the enterprises applying for drug approval in China will be required to undertake that the selling price of new drugs on the PRC market shall not be higher than the price of the product in the country of origin or the comparable market prices of the products in China’s neighboring markets, as applicable.

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

According to the Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on March 10, 2024, which became effective on June 1, 2024, foreign organizations, foreign individuals and the institutions established or actually controlled thereby shall not collect or preserve China’s human genetic resources within the PRC, and shall not provide China’s human genetic resources abroad. Where a foreign organization or an institution established or actually controlled by a foreign organization or foreign individual needs to use China’s human genetic resources to conduct scientific research activities, it shall comply with the applicable laws, administrative regulations and relevant provisions in the PRC, and cooperate with China’s scientific research institutions, medical institutions and other enterprises provided therein. As of the date of this Annual Report, our current clinical trials in China, which involve PRC human genetic resources, are conducted in an international cooperation manner between us and PRC institutions and enterprises, and such cooperation has been approved by or filed with the competent authority. However, as uncertainties exist regarding the interpretation and implementation of these regulations, we cannot assure you we have been and will be fully in compliance with these regulations, including obtaining the filings or approvals in a timely manner or at all. Any failure to be compliant with these regulations may result in various penalties or other regulatory actions being imposed on us, such as confiscation of the revenues that were generated through the unauthorized activities, the imposition of fines, which could have an adverse effect on our business and results of operations.

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

There are some manufacturing plants in Shenyang which are currently producing our marketed product and clinical samples. We plan to expand or upgrade productivity based on our current manufacture site in Shenyang and Singapore for manufacturing our marketed product and product candidates in the future. Upon completion of the manufacturing process, we first store the finished goods of our vaccine products in our Shenyang facilities, which are then shipped to our regional facilities for temporary transit storage before subsequent delivery. We do not maintain back-up facilities and depend on current facilities for the continued operation of our business. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could significantly impair our ability to manufacture products and operate business and destroy any inventory located in those facilities. The occurrence of such an event could significantly disrupt our business and materially reduce our revenues and profitability.

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

We have incurred, and expect to continue to incur, significant expenses related to clinical trials and preclinical studies in the future. As of the date of this Annual Report, we have one marketed product, YSJA™ rabies vaccine, and we have begun to recognize revenue from sales of YSJA™ rabies vaccine since October 2020. We had net loss of RMB106.0 million, RMB145.5 million and RMB433.5 million ($61.1 million) for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Our future financial position will depend, in part, on the sale of our marketed product, the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. Our future revenue and profitability will also depend upon the size of any markets in which our product and product candidates have received approval, the commercialization of our product candidates, our manufacturing capabilities, our ability to achieve sufficient market acceptance, secure procurement from CDCs in China and other factors. We expect to continue to incur significant expenses and operating losses in the foreseeable future. We anticipate that our expenses will increase if and as it:

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

In the three fiscal years ended March 31, 2024, we primarily funded our operations through investments from investors, bank borrowings, proceeds from Business Combination and cash from sales of our marketed rabies vaccines and new product launches for the next 5 years. We believe we will need to spend substantial resources for the commercialization and sales of our marketed product and the research and development and commercialization of our product candidates. Our future capital requirements depend on many factors, including:

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

Our ability to obtain additional financing from exercise of Warrants may be limited. There is no assurance the holders of the Warrants will elect to exercise any of the Warrants, which could impact our liquidity position. Whether holders of Warrants will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the ordinary shares. Each Warrant is exercisable for one Ordinary Share at $11.50. Therefore, if and when the trading price of the ordinary shares is less than $11.50 per share, we expect that holders of Warrants would not have the financial incentive to exercise their Warrants. We could receive up to an approximately $192.6 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the holders of Warrants exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 15, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result of the above and coupled with the level of Redemption Rate, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this registration statement to continue to fund our operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities or commercialization for one or more of our product candidates, and in turn will adversely affect our business prospects.

We had net cash outflow from operating activities in the three fiscal years ended March 31, 2024 and may continue to experience such cash outflow for the foreseeable future.

We had net cash used in operating activities of RMB173.5 million, RMB182.5 million and RMB295.2 million ($41.6 million) for the fiscal years ended March 31, 2022, 2023 and 2024, respectively, and we may not be able to achieve or sustain operating cash inflows for the foreseeable future. Although we believe we have sufficient working capital to fund our operations, if in any case we are unable to maintain adequate liquidity for operating activities, we may not be able to fund our research and development and commercialization activities and to meet our capital expenditure requirements, which may have a material adverse effect on our business prospects, financial condition and results of operations.

We incurred net liabilities in the past fiscal years. Despite our improved financial position, we may continue to have net liabilities in the foreseeable future and be exposed to liquidity risk.

We had net liabilities (or total deficit) of RMB508.9 million and RMB699.0 million as of March 31, 2021 and 2022, respectively. The increase in our total deficit was primarily attributable to the increase in the fair value of our convertible redeemable preferred shares and convertible notes which we recognized as liabilities.

While we achieved a positive shift in our financial position with an equity balance of RMB728.5 million and RMB585.2 million ($82.5 million) as of March 31, 2023 and 2024, the historical presence of net liabilities (total deficit) in prior years can expose us to the risk of shortfalls in liquidity. Such liquidity risk could necessitate seeking financing from external sources such as external debt, which may not be available on terms favorable or commercially reasonable to us or at all. Any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our business and prospects.

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

As of March 31, 2022, 2023 and 2024, we had intangible assets of RMB80.7 million, RMB78.1 million and RMB71.2 million ($10.0 million), respectively, which primarily consisted of patents relating to our PIKA adjuvant technology, other licenses, certificates and intellectual properties relating to our business operations and land use rights relating to our lands in the PRC. Our determination on whether intangible assets are impaired requires an estimation on recoverable amount of the intangible assets, which is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, the carrying amount of the intangible assets may exceed our recoverable amount, and our intangible assets may be impaired. As a result, we may be required to significantly write-off our intangible assets and record a significant impairment loss, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to credit risks arising from some customers. If we experience delays in collecting or if we are unable to collect trade receivables from customers, our results of operations and financial condition could be adversely affected.

We commenced the sale of YSJA™ rabies vaccine in October 2020. In line with market practice, we typically grant our customers a credit period of four months. As of March 31, 2022, 2023 and 2024, we had accounts receivable, net of RMB308.6 million, RMB463.1 million and RMB444.2 million ($62.6 million), respectively. As of March 31, 2024, our accounts receivable, net primarily represented amounts due from county-level CDCs attributable to the sales of YSJATM rabies vaccines. As a result, we may be exposed to credit risks. We recorded allowance for doubtful accounts for accounts receivable, net of RMB13.6 million, RMB24.4 million and RMB29.4 million ($4.1 million) as of March 31, 2022, 2023 and 2024, respectively.

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

We have adopted the 2020 Share Incentive Plan and the 2024 Share Incentive Plan, and granted certain awards to our directors, employees and consultants pursuant to the terms of such plans. We believe the grant of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees. As of the date of this Annual Report, 6,656,582 and 5,713,064 ordinary shares have been reserved for the 2020 Share Incentive Plan and the 2024 Share Incentive Plan, respectively. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

We recorded share-based compensation expenses of RMB7.8 million, RMB3.5 million and RMB9.8 million ($1.4 million) for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. We expect to further incur share-based payment expenses in the future as a result of any further grant, which will also dilute existing shareholders’ shareholding.

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

Many government patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application and transfer process. We are also dependent on our agents to take the necessary action to comply with these requirements. We cannot assure that we or our agents will comply with these requirements in a timely manner. We did not experience any material failure to comply with these requirements in the three fiscal years ended March 31, 2024 that resulted in any material adverse effect on the scope or validity of our owned patents. If we fail to comply with these requirements, we may be subject to additional late payment fines or injunctions. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Moreover, we are required to obtain a series of approvals, filings, permits or licenses before we commence the construction under PRC laws and regulations. As of the date of this Annual Report, we have commenced construction or improvement of certain facilities and our use before obtaining the relevant approvals, permits and filings or going through the requisite procedures regarding, among others, construction, environmental protection, fire prevention and safety conditions. We cannot assure you that we have obtained and fully complied with, or will be able to obtain and fully comply with such approvals, filings, permits, licenses or other requisite procedures. If we are found to be non-compliant with, relevant laws and regulation, the relevant authorities may suspend or halt our construction or production as well as impose fines and penalties. For example, in case we failed to obtain the relevant approval from environmental authorities, if necessary, for our construction projects before our construction activities, a fine up to 5% of the total investment amount of such construction project might be imposed on us. Any non-compliance of relevant requirements on, including but not limited to construction, environmental protection, fire prevention and safety conditions, may adversely affect our results of operations and financial condition.

We may be subject to fines and penalties under applicable PRC laws and regulations for failure to make adequate contributions to social insurance and housing reserve fund for our employees.

Pursuant to relevant PRC laws and regulations, employers are obligated to directly and duly make contributions in respect of social insurances and housing reserve fund for their employees. We cannot assure you that our employment practice has been and will at all times be deemed to be in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations and administrative penalties. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees or pay penalties, and our reputation, business, financial condition and results of operations could be materially and adversely affected. Historically, we did not make adequate social insurance and housing provident fund contributions for our employees as required by the relevant PRC laws and regulations.

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

Our future success depends heavily upon the continued service of our senior management and key research and development and commercialization personnel. In particular, we rely on the healthcare industry-related experience and professional knowledge of our senior officers. Our R&D team is critical to the development and commercialization of product candidates and realization of the potential benefits of our intellectual property, including our proprietary PIKA immunomodulatory technology platform. Our ability to attract and retain key personnel, in particular, senior management, key research and development personnel and commercialization personnel, is a critical aspect of our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. The loss of any of our key employees, including senior executives, key research and development personnel or commercialization personnel, could materially harm our business and prospects.

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

Acquisitions have been, and are expected to continue to be, an important part of our growth strategies. For example, we have established our proprietary PIKA immunomodulatory technology platform through the acquisition of NewBiomed (now Singapore LakeShore) in June 2010. If we are presented with appropriate opportunities, we may make additional acquisitions of complementary businesses, products, product candidates or technologies. Any such acquisitions will be dependent upon the continued availability of suitable acquisition targets at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify such acquisition targets. Moreover, other companies, many of which may have substantially greater financial, marketing, governmental and sales resources, are competing with us for the right to acquire such businesses, products, product candidates, qualifications or technologies. If an acquisition target is identified, the management and shareholders of the acquisition target may not select us as a potential partner or we may not be able to enter into agreements on commercially reasonable terms or at all. Furthermore, the negotiation and completion of potential acquisitions could cause significant diversion of our management’s time and resources and potential disruption of our ongoing business.

In addition, we cannot assure you we will realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, the potential involvement in any litigation related to the acquired company, and impairment charges if acquisitions are not as successful as we originally anticipate. In addition, our results of operations may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. As of March 31, 2022, 2023 and 2024, we had RMB80.7 million, RMB78.1 million and RMB71.2 million ($10.0 million) in intangible assets, net, respectively. Any failure to successfully integrate other companies, products, qualifications or technologies that we may acquire may have a material adverse effect on our business, financial condition and results of operations.

We will likely need substantial additional funding for our new and existing product development programs and commercialization efforts, which may not be available on acceptable terms, or at all. If we are unable to raise capital on acceptable terms when needed, we could incur losses or be forced to delay, reduce or terminate such efforts.

Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was RMB173.5 million, RMB182.5 million and RMB295.2 million ($41.6 million) for the fiscal year ended March 31, 2022, 2023 and 2024, respectively. We expect our expenses to increase in connection with our ongoing activities, particularly as we launch and expand the sale of YSJA™ rabies vaccine, advance the clinical trial of our product candidates and continue R&D of our preclinical stage product candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other future product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing and sales. In particular, the costs that may be required for the manufacture of any product candidate that receives regulatory approval may be substantial as we may have to: modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers or suppliers, increase labor capacity and insurance coverage, acquire and maintain new equipment and upgrade our budget on other manufacture-associated procedures such as waste management and product storage. We may also incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will likely need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources.

Our ability to obtain additional capital in the future is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations, outcomes of ongoing research and development, and cash flows;

●	the condition of the U.S. and other capital markets in which we may seek to raise funds;

●	investors’ perception of, and demand for, securities of biopharmaceutical companies;

●	economic, political and other conditions or crises in China and elsewhere;

●	regulatory changes;

●	availability of government grants and incentives; and

●	considerations of tax, interest rates, competition, potential or ongoing litigations.

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

Moreover, on November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comment) (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, (1) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (2) foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (3) where the data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level. The public comment period for the Draft Administrative Regulation ended on December 13, 2021, and the Draft Administrative Regulation has not come into effect as of the date of this Annual Report. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. As of the date of this Annual Report, neither we nor any of our subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the opinion of our PRC counsel, Jingtian & Gongcheng, according to its interpretation of the currently in-effect PRC laws and regulations, we believe we are not subject to the cybersecurity review by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities for the Business Combination or the business operations of our PRC subsidiaries, because we or our PRC subsidiaries do not qualify as a critical information infrastructure operator or internet platform operator, or have conducted any data processing activities that affect or may affect national security, or hold personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that the Business Combination and business operation of ours or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations as a critical information infrastructure operator, data processor or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or our PRC subsidiaries fail to receive any requisite permission or approval from the CAC for the Business Combination or our business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals, we may be subject to increased compliance costs, fines, disruption or even suspension of business, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. Any of the foregoing events may also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies, which may increase our costs for compliance and divert our management’s attention. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, disruption or even suspension of business, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

Our securities may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors with presence in China in future years, and the delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB may continue to demand complete access in mainland China and Hong Kong, resume regular inspections and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected. If our auditor is unable to be inspected or it is unable to meet the PCAOB inspection requirement in time in future years, including retain a registered public accounting firm that the PCAOB is able to inspect, we would be identified as a “Commission-identified Issuer” and be delisted from Nasdaq upon the expiration of the applicable years of non-inspection under the HFCAA and our securities will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. The delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. In addition, the delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our securities are delisted from Nasdaq and are prohibited from trading in the over-the-counter market in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States.

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

We requested that all of our current shareholders and beneficial owners who, to their and our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to their and our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be informed of the identities of all the PRC residents and PRC enterprises holding direct or indirect interest in us, and they and we cannot provide any assurance that these PRC residents and PRC enterprises will comply with their and our request to make or obtain the applicable registrations or continuously comply with all the requirements under SAFE Circular 37 or other related rules and the outbound investment related regulations. Failure by such shareholders or beneficial owners to comply with SAFE and outbound investment related regulations, or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to our offshore holding companies, including us, which may restrict their ability to satisfy liquidity requirements.

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

The PRC government imposes foreign exchange controls on the convertibility of the Renminbi and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under the existing exchange restrictions, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain requisite approval or registration to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may also at our discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends to you or fulfill other payment obligations in foreign currencies or fund any future operations that we may have outside of mainland China with foreign currencies.

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

Your ability to effect service of legal process, enforce judgments or bring actions against us or certain of our officers and directors outside the U.S. will be limited and additional costs may be required.

We are a Cayman Islands holding company that conducts substantial operations outside the United States. A majority of our officers and directors reside outside the United States, and a substantial portion of the assets of those persons are located outside of the United States. Therefore, it may be difficult or costly for you to effect service of process against us or our officers and directors within the U.S. In addition, we were advised by our PRC legal counsel that it is uncertain (1) whether and on what basis a PRC court would enforce judgment rendered by a court in the U.S. based upon the civil liability provisions of U.S. federal securities laws; and (2) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. As such, you may not be able to or may experience difficulties or incur additional costs to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in China or bring original actions in China based on U.S. federal securities laws even if you are successful in bringing an action of this kind. Furthermore, any judgment obtained in the U.S. against us and these individuals may not be collectible within the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations and a majority of their respective directors and executive officers reside outside of the United States.

We are a company incorporated in the Cayman Islands with limited liability, and we will continue to conduct a majority of our operations through our subsidiaries, namely Philippines Yisheng, Singapore LakeShore, Liaoning Yisheng and Beijing Yisheng, outside the United States. Substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

In addition, our corporate affairs are governed by the Articles, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of investors to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have a standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like the us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for the memorandum and articles of association, the register of mortgages and charges, and special resolutions of our shareholders). Our directors will have discretion under the Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder’s motion or to solicit proxies from other shareholders in connection with a proxy contest. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Inspection of Books and Records.”

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

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

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

The EIT Law and its implementation rules also provide that if an enterprise incorporated outside China has its “de facto management bodies” within China, such enterprise may be deemed a “PRC resident enterprise” for tax purposes and be subject to an enterprise income tax rate of 25% on its global incomes. “De facto management body” is defined as the body that has the significant and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, SAT promulgated a circular, known as Circular 82, and latest revised in December 2017, to clarify the certain criteria for the determination of the “de facto management bodies” for foreign enterprises controlled by PRC enterprises or PRC enterprise groups. Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, effective in September 2011 and lately amended on June 15, 2018, respectively to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” Although Circular 82 and Bulletin 45 explicitly provide that the above standards apply to enterprises that are registered outside China and controlled by PRC enterprises or PRC enterprise groups, these regulations may reflect SAT’s criteria for determining the tax residence of foreign enterprises in general.

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

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within China. Similarly, any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within China. If we are deemed a PRC resident enterprise, dividends paid on our securities, and any gain realized from the transfer of our securities, would be treated as income derived from sources within China and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our securities by such investors may be subject to PRC tax at 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to its non-PRC investors, or gains from the transfer of our securities by such investors, are deemed as income derived from sources within China and thus are subject to PRC tax, the value of your investment in our securities may decline significantly.

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

Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Your ability to effect service of legal process, enforce judgments or bring actions against, us or certain of our officers and directors outside the U.S. will be limited and additional costs may be required.”

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

Risks Related to Ownership of the Ordinary Shares

We have been involved, and may continue to be involved, in claims, disputes, litigation, arbitration or other legal proceedings by or against Mr. Yi Zhang, the former chairperson of our board of directors and a principal shareholder of our Company.

We have been involved, and may continue to be involved, in claims, disputes, litigation, arbitration or other legal proceedings by or against Mr. Yi Zhang, the former chairperson of our board of directors and a principal shareholder of our Company. These may concern issues relating to, among others, the removal of Mr. Yi Zhang as the chairperson of our board of directors and alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang. For example, since December 2023, the Company has been involved in several legal proceedings in the Cayman Islands and China against Mr. Yi Zhang, his associates and/or entities controlled by Mr. Yi Zhang. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.” Any such claims, disputes or legal proceedings may divert our management team’s attention, result in substantial costs, disruption of our business operations, diversion of resources and material harm to our reputation.

If the market price for our ordinary shares falls below US$1.00 for an extended period of time, our ordinary shares may be delisted from Nasdaq, which could affect the market price and liquidity for our ordinary shares and reduce our ability to raise additional capital.

On October 24, 2023, Nasdaq notified us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(2) because the bid price of our ordinary shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq for 31 consecutive trading days. The notice has no immediate effect on the listing of the Company’s Shares and they will continue to trade on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of notice, or until April 22, 2024, the closing bid price of the ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price requirement. On April 29, 2024, we received an extension of 180 calendar days from Nasdaq to regain compliance. If the Company does not regain compliance by the end of the extended compliance period, or until October 21, 2024, our ordinary shares will be subject to delisting.

Any continuing non-compliance with Nasdaq’s continued listing standards may be costly, divert management’s time and attention, and could have a material adverse effect on the Company’s business, reputation, financing, and results of operation. Further, a delisting could substantially decrease trading in the ordinary shares, materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and may result in fewer business development opportunities.

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

We cannot predict the prices at which the ordinary shares will trade. The price of the ordinary shares may not bear any relationship to the market price at which the ordinary shares trade or to any other established criteria of the value of our business and prospects, and the market price of the ordinary shares may fluctuate substantially. In addition, the trading price of the ordinary shares is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in the ordinary shares as you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of the ordinary shares include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in the pricing of our products;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our products and industry;

●	announcements by us or our competitors of significant business developments, acquisitions, strategic partnerships or new offerings;

●	sales of the ordinary shares by us or our shareholders as well as the exercise of options;

●	significant product recalls, regulatory investigations, disruptions to or other incidents involving our products;

●	our involvement in litigation;

●	conditions or advancements, breakthroughs, developments affecting the vaccine industries;

●	future sales of the ordinary shares by us or our shareholders;

●	changes in senior management or key personnel;

●	the trading volume of the ordinary shares;

●	changes in the anticipated future size and growth rate of our markets;

●	changes in market sentiment towards the healthcare or biopharmaceutical sector, or shifts in investment trends;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	changes in general economic, political, regulatory, market conditions; and

●	other events or factors, including those resulting from war including the conflict between Russia and Ukraine, incidents of terrorism, global pandemics or responses to these events.

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

The price of our securities fluctuated significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or the combined company’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq, NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Provisions in the Articles could discourage, delay or prevent a change of our control and may affect the trading price of the ordinary shares.

Some provisions of the Articles may discourage, delay or prevent a change in our control of or management that shareholders may consider favorable. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the ordinary shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

●	The Articles only permit our shareholders together holding at least 10% of voting power of all the then outstanding ordinary shares as being entitled to do so to requisition a general meeting.

●	The Articles require the affirmative vote of the holders of at least two-thirds in voting power of all the then outstanding ordinary shares as being entitled to do so to pass any special resolution, which special resolution is required to, among others, amend the memorandum and articles of association or approve a merger.

●	Under the Articles, the number of directors shall be not less than three directors (or such greater number as may be approved by special resolution upon an amendment and/or restatement of the Articles). The directors shall be appointed and removed by ordinary resolution of the shareholders (except with regard to the removal of the Chairperson, who may be removed from office by two-thirds in voting power of all the then outstanding ordinary shares as being entitled to do so to pass a special resolution).

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

In connection with the Business Combination, we entered into a Warrant Assignment Agreement pursuant to which SPAC assigned to us all of its rights, title, interests, and liabilities and obligations in and under the Warrant Agreement, dated June 8, 2021, by and between SPAC and Continental Stock Transfer & Trust Company. The Warrant Assignment Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement, except for claims for which the federal courts have exclusive jurisdiction, such as lawsuits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership. On February 7, 2024, we entered into a share purchase agreement with Apex Prospect Limited, a Cayman Islands exempted company, relating to the offer and sale of 95,269,762 ordinary shares for a total purchase price of US$40 million in a private placement transaction. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the ordinary shares to decline.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

As an exempted company incorporated in the Cayman Islands, we have elected to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders.

As a Cayman Islands exempted company that is listed on Nasdaq, we are subject to the Nasdaq listing standards. For example, Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans.

However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law we are not required to (i) have a majority of independent directors serve on our board of directors, (ii) have regularly scheduled meetings at which only independent directors are present; (iii) have a compensation committee composed entirely of independent directors, (iv) have a nominating committee composed entirely of independent directors, (v) hold annual meeting of shareholders within one year after the end of a fiscal year, and (vi) obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. We have elected to follow home country practices in lieu of each of the foregoing corporate governance requirements under the Nasdaq Listing Rules. See “Item 16G. Corporate Governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards.

We are a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Ms. Fung Ching Wong controls over 50% of the total voting power of all issued and outstanding ordinary shares. Ms. Wong currently exercises voting and dispositive control over the ordinary shares registered in the name of Apex Prospect Limited, a Cayman Islands exempted company. On February 7, 2024, Apex entered into a share purchase agreement with the Company, pursuant to which the Company issued and allotted to Apex 95,269,762 ordinary shares on February 7, 2024. Apex also purchased from the open market 2,790,332 ordinary shares and 300,000 ordinary shares between late 2023 and early 2024, respectively. As a result, Ms. Wong has the ability to exercise significant influence over matters requiring approval by shareholders, such as decisions regarding election of directors and other significant corporate actions. In addition, for so long as we remain a controlled company, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We rely on the exemption available for foreign private issuers to follow our home country governance practices. See “—Risks Related to Ownership of the ordinary shares—As an exempted company incorporated in the Cayman Islands, we have elected to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we fail to remediate our material weaknesses and implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. We qualified as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended as of March 31, 2024. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting (“ICFR”).

However, in connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2024, we identified four material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidate financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) an ineffective internal control environment – certain “top at the top” issues had resulted in extended delay in the implementation of critical entity level controls and process level controls across our operating entities, (ii) insufficient accounting and finance personnel to effectively manage our pertinent operating, accounting and financial reporting risks, and design and implement policies and procedures to mitigate the related fraud risks, (iii) a lack of qualified personnel in the accounting and financial reporting process who is knowledgeable of U.S. GAAP and pertinent SEC reporting requirements, and (iv) a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements.

To remediate our material identified material weaknesses, we are in the process of implementing a number of measures to improve our ICFR. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” The implementation of these measures, however, may not fully address the material weaknesses identified in our ICFR, and we cannot conclude that it has been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2024. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report concluding that our internal control over financial reporting is ineffective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to implement adequate measures to remediate our existing material weaknesses, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

Based on our income, assets, and operations and our subsidiaries, we do not believe we were a PFIC in the taxable year ended March 31, 2024, although there can be no assurance that the IRS or a court will not challenge our position in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets of and our subsidiaries, and the value of our assets of and our subsidiaries, from time to time. Specifically, for any taxable year, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of its gross income in such taxable year is passive income, or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets of and our subsidiaries will be based, in part, on the quarterly market value of ordinary shares, which is subject to change and may be volatile.

The determination of whether we are a PFIC also will depend, in part, on how, and how quickly, we use our liquid assets and cash. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year, and no opinion of counsel has or will be provided regarding the classification of us as a PFIC. If we were classified as a PFIC for any taxable year during which a U.S. Holder held ordinary shares, we generally would continue to be treated as a PFIC for all succeeding taxable years during which such U.S. Holder held ordinary shares.

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

We may not be able to satisfy the Nasdaq listing requirements or obtain or maintain a listing of the ordinary shares on Nasdaq.

As the ordinary shares are listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the Nasdaq listing requirements, or if we fail to meet any of the Nasdaq listing standards, the ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of the ordinary shares from Nasdaq could significantly impair our ability to raise capital and the value of your investment.

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

Our controlling shareholder will have considerable influence over us and our corporate matters.

Ms. Fung Ching Wong controls over 50% of the total voting power of all issued and outstanding ordinary shares. Ms. Wong currently exercises voting and dispositive control over the ordinary shares registered in the name of Apex Prospect Limited, a Cayman Islands exempted company. On February 7, 2024, Apex entered into a share purchase agreement with the Company, pursuant to which the Company issued and allotted to Apex 95,269,762 ordinary shares on February 7, 2024. Apex also purchased from the open market 2,790,332 ordinary shares and 300,000 ordinary shares between late 2023 and early 2024, respectively. As a result, Ms. Wong has considerable power to control actions that require shareholder approval under Cayman Islands law, such as approving any statutory merger pursuant to the Cayman Companies Act and amending our memorandum and articles of association. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of the ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We filed a registration statement on Form F-1 (File No.: 333-271221), effective on June 5, 2023, to facilitate the resale of our ordinary shares by the selling securityholders identified therein. The sale of the ordinary shares in the public market or otherwise, including sales by us or the selling securityholders, or the perception that such sales could occur, could increase the volatility of the market price of the ordinary shares or result in a significant decline in the public trading price of the ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of the ordinary shares may cause the market price of our securities to drop significantly.

In addition, we have granted shares options, restricted share units or other types of share-based awards to employees, directors and consultants pursuant to our share incentive plans, and may continue to make such grants in the future. To the extent that any of these awards are vested and/or exercised, and any of such shares are sold in the market, it could have an adverse effect on the market price of the ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of Cayman Islands as an exempted company with limited liability in November 2020. We own seven companies and their subsidiaries that were incorporated in the United States of America, Singapore, Hong Kong, the Philippines and the People’s Republic of China.

On September 29, 2022, we entered into the Business Combination Agreement with, among others, SPAC. As a result of and upon consummation of the Business Combination, the holders of shares and/or warrants of SPAC has become the holders of our shares and/or warrants. The Business Combination was consummated on March 16, 2023. On March 17, 2023, the ordinary shares and Warrants commenced trading on Nasdaq, under the symbols “YS” and “YSBPW,” respectively. In connection with the change of our legal name to LakeShore Biopharma Co., Ltd, the ordinary shares and Warrants began trading under the symbols “LSB” and “LSBPW,” respectively, effective from May 28, 2024.

The mailing address of our principal executive office is Building No. 2, 38 Yongda Road Daxing Biomedical Industry Park, Daxing District, Beijing, PRC, and our phone number is +86-10-89202086. Our corporate website address is www.lakeshorebio.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Annual Report.

We are subject to the informational reporting requirements of the Exchange Act. We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. Our corporate website address is www.lakeshorebio.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Annual Report.

B. Business Overview

We are a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer.

We commercialize vaccines with significant revenue and growth potential. We take pride in our marketed vaccine product, YSJATM rabies vaccine, which was the first aluminum-free lyophilized rabies vaccine launched in China. YSJATM rabies vaccine improves the suitability of human rabies vaccine to rabies in China and causes less pain, injection site discomfort and fever to patients compared to certain other rabies vaccines in China. In addition, YSJATM rabies vaccine is suitable for mass production and commercialization with long shelf life and low risk of contamination. As of March 31, 2024, approximately 104 million doses of YSJATM rabies vaccine have been administered for post-exposure protection against rabies. With our track record of commercialization, YSJATM rabies vaccine has achieved high production scalability and wide market recognition. Since we commenced the sales of YSJATM rabies vaccine in October 2020 and to March 31, 2024, we sold more than 27.3 million doses of YSJATM rabies vaccines to 1,767 county-level CDCs in China, covering 61.3% of all county-level CDCs in China.

In addition to the commercialized YSJATM rabies vaccine, we also have a pipeline of vaccine candidates powered by our proprietary PIKA immunomodulating technology platform. Our proprietary PIKA immunomodulating technology platform is core to the discovery and development of innovative biologics and will continue to be instrumental to our success. As of the date of this report, we have a portfolio of eight innovative product candidates: (1) three product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA YS-ON-001 and PIKA YS-HBV-001, and (2) three preclinical stage product candidates, targeting HBV, rabies, influenza, rabies and cancer with enormous medical demand. In addition, we are working on a series of therapeutic targets and products at the discovery stage.  We have been granted about 51 patents across more than 29 countries and regions relating to our PIKA immunomodulating technology and prophylactic and therapeutic product innovations. We believe that our PIKA immunomodulating technology platform has the potential to nurture a wide variety of innovative vaccines and therapeutic biologics.

Our next-generation product candidate, PIKA rabies vaccine is a new generation rabies vaccine candidate that features accelerated seven-day regimen, fast seroconversion and broad protection against multiple virus strains. We completed Phase I and Phase II clinical trial of PIKA rabies vaccine in Singapore, and completed Phase I study of PIKA rabies vaccine in China. The Phase I and II clinical studies to date have shown that PIKA rabies vaccine can be used under an accelerated regimen, which achieves a protective level of neutralizing antibodies as early as seven days post the first shot of vaccination and elicit more robust immunogenic response compared to that of the control arm vaccine, which is a widely used and commercially available vaccine. We completed the subject enrollment in its Phase III clinical trial in Pakistan and the Philippines, which included 4,500 subjects, targets to assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine. The interim results from the ongoing Phase III clinical trial are positive, indicating the PIKA rabies vaccine has met the primary endpoints of the trial, and has the potential to achieve best-in-class accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens. We believe that PIKA rabies vaccine has the potential to elevate the standard of care in post-exposure protection against rabies.

We have been manufacturing YSJATM rabies vaccine and clinical trial samples of clinical candidates in our current GMP-compliant facilities. We have also obtained patents our manufacturing techniques and devices. Our current manufacturing facilities have an annual production capacity of approximately 15 million doses of YSJATM rabies vaccine. We have a comprehensive and effective commercialization infrastructure, underpinned by our experienced in-house commercialization team and professional service providers. As of March 31, 2024, our in-house commercialization team managed our sales and marketing activities across 333 cities in China. We believe that our product candidates, if approved and launched, will benefit from the operating leverage enabled by our accumulated commercialization experience and scalable commercialization infrastructure to achieve market success.

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

Overview

Our portfolio consists of eight biologics, including one marketed product, three clinical-stage candidates and four preclinical candidates. In addition, we are working on a series of therapeutic targets and products at the discovery stage. The following table summarizes the development status of our portfolio of marketed product and product candidates.

Status
Programs
Classification/
Regulatory Designation**
Preclinical
IND
Phase 1
Phase 2
Phase 3
NDA/BLA
Marketed
Upcoming milestones
Conventional Vaccine
YSJA™
(Conventional rabies vaccine)
China
PIKA-based Product Candidates
PIKA Rabies Vaccine
(Next-generation rabies vaccine)
Category I New Drug (China) Orphan Drug Designation (U.S. FDA) National Key Medical Innovation Project (China)
Philippines
Pakistan
China
• Expect to complete Phase III clinical trial in certain Southeast Asian countries including Philippines & Pakistan in 1H2025
• Expect to enter into more advanced clinical studies in China in 2025
PIKA YS-ON-001
(Cancer)
Category I New Drug (China) Orphan Drug Designation (U.S. FDA for pancreatic cancer and hepatocellular cancer)
Singapore
China
PIKA YS-HBV-001
(HBV vaccine)
Singapore
PIKA YS-HBV-002
(Chronic HBV therapy)
PIKA YS-ON-002
(Cancer)
PIKA Influenza Vaccine
PIKA Rabies Vaccine
(Human Diploid Cell)
Preclinical stage
Clinical stage
Marketed

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

YSJATM Rabies Vaccine—Our marketed product

YSJATM rabies vaccine is an aluminum-free, inactivated Vero cell based vaccine, which is the first aluminum-free lyophilized rabies vaccine developed in China. Since its launch in 2003, approximately 104 million doses have been administered to patients for post-exposure protection against rabies. YSJATM rabies vaccine improves the suitability of human rabies vaccine to rabies in China and causes less pain, injection site discomfort and fever to patients compared with certain rabies vaccines in China. Our current manufacturing facilities in Shenyang, China received the GMP certificate in July 2019, pursuant to which we started the production of YSJATM rabies vaccine in February 2020 and its sales in October 2020. Since October 2020 and up to March 31, 2024, we sold more than 27.3 million doses of YSJATM rabies vaccines to 1,767 county-level CDCs in China.

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

Due to various factors such as the change in the number of market players, adjustment in production volume and the impact of a scandal involving the then second largest rabies vaccine manufacturer in July 2018, the market value of China’s rabies vaccine fluctuated during 2015 and 2019, with an overall decline at a negative CAGR of 4.7%. China’s human rabies vaccine market production value is expected to increase from RMB9.4 billion in 2021 to RMB22.1 billion in 2025, a CAGR of 23.8%, and is expected to increase to RMB33.3 billion in 2030, representing a CAGR of 8.5%.

Advantages

YSJATM rabies vaccine uses fixed CTN-1 strain to produce vaccine in Vero cells, which demonstrates advantages such as:

●	Improved suitability for rabies in China. The sequence analysis has shown that the homology between CTN-1 strain and most wild Chinese rabies isolates was between 81.5% to 93.4%, higher than PM-1 strain used in other licensed vaccines, which has made CTN-1 strain more suitable for rabies in China. Approximately 98 million doses of YSJATM rabies vaccine have been administered in China.

●	Higher immunogenicity. A head-to-head study conducted by an independent clinical research group in 2007 demonstrated that CTN-1 strain-derived rabies vaccine produced higher immunogenicity than rabies vaccine using other virus strains.

●	Better safety profile. According to a head-to-head study, the administration of YSJATM rabies vaccine causes less pain and injection site discomfort to patients. YSJATM rabies vaccine is also associated with a lower rate of fever compared with certain other rabies vaccines in China.

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

Commercialization and marketing plan

We received the GMP certificate for our manufacturing facilities in Shenyang, China in July 2019, pursuant to which we started the production of YSJATM rabies vaccine in February 2020 and the sales in October 2020. From October 2020 to March 31, 2024, we sold more than 27.3 million doses to 1,767 county-level CDC customers in China. In addition, we developed more advanced bioreactor engineering process to improve our production throughput, efficiency and quality control. Under our business expansion strategy, we continue to increase the number of our in-house commercialization team and increase the number of external service providers to reach our target coverage of county-level CDC customer accounts of approximately 2,172 in China.

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

We received approval of Phase III clinical trials of PIKA Rabies vaccine from the regulatory authorities in the Philippines and Pakistan. The Phase III clinical trial is a randomized, comparator-controlled, double-blind, multi-country and multi-center study that started in the second half of 2023 and is currently being conducted in Pakistan and the Philippines. We have completed the subject enrollment in the Phase III clinical trial, which included 4,500 subjects, targets to assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine. The interim results from the ongoing Phase III clinical trial are positive, indicating that the PIKA rabies vaccine has successfully met the primary endpoints of the trial, and has the potential to achieve best-in-class accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens. In China, we completed Phase I study of PIKA rabies vaccine and preliminary results confirm the dose, regimen and safety observed from the Singapore trials. We are currently discussing with NMPA to launch more advanced trials in China afterwards. Upon completion of successful Phase III trials in the relevant countries, we plan to submit the NDA/BLA for PIKA rabies vaccine to the regulatory authorities in countries throughout Asia, Africa, the Middle East, Europe, and North, Central and South America.

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

Market opportunity and competition

PIKA rabies vaccine is under clinical trial indicated for both pre- and post-exposure rabies prophylaxis and was designated by a WHO expert committee document as innovative rabies vaccine in 2017. This product candidate was also granted ODD by the U.S. FDA for prevention of rabies infection including post-exposure prophylaxis for against rabies. PIKA rabies vaccine is designed as a premium product that targets the high-end rabies vaccine market and differentiates from existing conventional rabies vaccines. We expect it to become the next generation of rabies vaccine and capture significant opportunity in China and other emerging markets, or even replace conventional rabies vaccines, given its accelerated one-week regimen, and enhanced protection level, especially in light of the insufficient supply and usage of rabies immunoglobulin in less developed countries. As our PIKA rabies vaccine has entered Phase III clinical development, we are also exploring potential partnerships to jointly commercialize this promising product in many countries.

Advantages

According to the WHO guidance, the most commonly used biologics to treat rabies are PEP regimen that consists of rabies vaccine with the combination of rabies immunoglobulin. However, they have the following limitations:

●	PEP rabies vaccine regimens. The two most common PEP rabies vaccination regimens are the Essen (five injections administered on days 0, 3, 7, 14, and 28) and the Zagreb schedule (two injections administered on day 0 and one injection on days 7 and 21). However, the administration of PEP must be as early as possible to give the optimal chance of protection against developing clinical disease. Deviation from the recommended PEP protocol could also result in clinical rabies. In addition, fatalities are common even after the administration of appropriate PEP, particularly when rabies immunoglobulin has not been either administered or appropriately administered. Severe bites to highly innervated areas, such as face, neck or hand, significantly shorten the incubation period, which causes insufficient time for the development of a protective immune response. Suboptimal response of current vaccine has been reported in populations with compromised immunity, such as HIV/AIDS-infected patients, and with immature immunity, such as children. The WHO has recognized the limitations of current rabies PEP practice and is tasked to reduce the duration of course and number of doses administered under the current PEP regimen. Animal challenge experiments have also indicated that rabies vaccine alone does not offer guaranteed protection because the injection of the vaccine usually takes 10-12 days to produce sufficient antibodies, which lags behind the time that the virus proliferates and invades the nerve tissue in the local muscle cells.

●	Rabies immunoglobulin. The treatment currently recommended by the WHO requires the administration of rabies immunoglobulin, which is a type of rabies neutralizing antibodies derived from human blood, together with rabies vaccines. The injected antibodies act to neutralize the rabies virus before the human immune system produces its own antibodies. However, immunoglobulin is often expensive and limited in supply in developing countries. In China, the adoption rate of rabies immunoglobulin is relatively low. According to the Technical Guidelines for Human Rabies Prevention and Control (2016), it is estimated that over 90% of post- exposure patients at clinics in some provinces with higher incidence of rabies in China can be classified as category II and III which require the PEP regimen of rabies vaccine with the combination of rabies immunoglobulin, of which approximately 40% falls under category III, the most severe type in terms of wounds. However, the local injection of rabies immunoglobulin is still a painful and costly procedure, and it is estimated that only 15% of category III patients received rabies immunoglobulin injection, according to the same source.

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

(4) a multi-country, multi-center Phase III registration trial among approximately 4,500 healthy subjects using a post exposure prophylaxis schedule in Pakistan and the Philippines, which is expected to be completed by the end of 2024; and

(5) more advanced trials to be conducted in China upon the consultation and approval by the NMPA in China.

We received the approval of the Phase III clinical trials of PIKA Rabies vaccine from the regulatory authorities in the Philippines and Pakistan. The Phase III Trial is a randomized, comparator-controlled, double-blind, multi-country and multi-center study that started in the second half of 2023 and is currently being conducted in Pakistan and the Philippines. We have completed the subject enrollment in the Phase III clinical trial, which included 4,500 subjects, targets to assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine. The interim results from the ongoing Phase III clinical trial are positive, indicating that the PIKA rabies vaccine has successfully met the primary endpoints of the trial, and has the potential to achieve best-in-class accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens. In China, PIKA rabies vaccine completed Phase I study of PIKA rabies vaccine to confirm the dose, regimen and safety observed from the Singapore trials. We plan to conduct more advanced clinical trials in China upon the consultation and approval by the NMPA in China.

Upon completion of successful Phase III trials in the relevant countries, we plan to submit the NDA/BLA for PIKA rabies vaccine to the regulatory authorities in countries across Asia, Africa, the Middle East, Europe, and North, Central and South America.

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

System Organ Class (SOC)	Preferred term (PT)	Rabipur N=l2	PIKA Rabies Vaccine (1-1-1-1) N=l3	PIKA Rabies vaccine (2-2-1) N=l2
		(in n(%))	(in n(%))	(in n(%))
Gastrointestinal disorders	Diarrhoea	1 (8.33)%	0 (0.00)%	1 (8.33)%
	Nausea	0 (0.00)%	1 (7.69)%	0 (0.00)%
General disorders and administration site conditions	Induration	1 (8.33)%	0 (0.00)%	0 (0.00)%
	Fatigue	1 (8.33)%	0 (0.00)%	0 (0.00)%
	Injection site pain	0 (0.00)%	6 (46.15)%	3 (25.00)%
	Injection site swelling	0 (0.00)%	l (7.69)%	0 (0.00)%
	Pyrexia	0 (0.00)%	l (7.69)%	0 (0.00)%
Infections and infestations	Lymph gland infection	1 (8.33)%	0 (0.00)%	0 (0.00)%
	Pyuria	0 (0.00)%	2 (15.38)%	1 (8.33)%
Investigations	Glucose urine present	0 (0.00)%	2 (15.38)%	0 (0.00)%
Musculoskeletal and connective tissue disorders	Myalgia	0 (0.00)%	0 (0.00)%	1 (8.33)%
Nervous system disorders	Dizziness	0 (0.00)%	1 (7.69)%	0 (0.00)%
	Headache	0 (0.00)%	1 (7.69)%	1 (8.33)%
	Lethargy	1 (8.33)%	0 (0.00)%	1 (8.33)%
Renal and urinary disorders	Proteinuria	0 (0.00)%	2 (15.38)%	0 (0.00)%
Respiratory, thoracic and mediastinal disorders	Cough	0 (0.00)%	1 (7.69)%	0 (0.00)%
Skin and subcutaneous tissue disorders	Hyperhidrosis	0 (0.00)%	1 (7.69)%	0 (0.00)%
	Pruritus	0 (0.00)%	1 (7.69)%	0 (0.00)%
	Urticaria	0 (0.00)%	0 (0.00)%	1 (8.33)%
Total number of subjects with at least one adverse event		5 (41.67)%	9 (69.23)%	6 (50.00)%

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

Phase III Clinical Trial Plan in Pakistan and the Philippines

A phase III, randomized, comparator-controlled, double-blind, multicenter study was designed to evaluate the immunogenicity, safety and lot to lot consistency of three lots of a PIKA Adjuvanted inactivated rabies vaccine in healthy adults using a post-exposure prophylaxis schedule. The clinical study is a multi-center, multi-country trial being conducted in Pakistan and the Philippines, which started in the second half of 2023.

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

In this study, a total of 4,500 randomized subjects has been enrolled with 3,000 subjects allocated to PIKA rabies vaccine and 1,500 allocated to receive the comparator rabies vaccine Rabipur. The following table sets forth each class of subjects and the respective allocated study days of vaccination.

Figure 8

The interim results from the ongoing Phase III clinical trial are positive, indicating that the PIKA rabies vaccine has successfully met the primary endpoints of the trial, and has the potential to achieve best-in-class accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens.

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

With respect to PIKA YS-ON-001, the Company completed the Phase I clinical study in China in 2023, focusing on the safety study on late-stage breast cancer, lung cancer, liver cancer and melanoma subjects. PIKA YS-ON-001 showed good safety and tolerability among cancer patients in the Phase I clinical study.

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

Figure 26. Frequency of immune cells in EMT-6, Hepa 1-6, and H22 tumors from mice

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
Melanoma B16-F10 Metastatic tumor model

Phase I clinical trial

The Phase I clinical trial of PIKA YS-ON-001 is an open label, dose escalation and cohort expansion study in patients with advanced solid tumors. The objective of the Phase I clinical trial is to evaluate the safety and tolerability of YS-ON-001 in patients with advanced solid tumors who have limited available treatment options. Three dose levels were evaluated in a dose escalation fashion. We commenced the cancer patient enrollment for the Phase I clinical study in China in December 2021, focusing on the safety study on late-stage breast, lung, liver and melanoma subjects. We have completed Phase I clinical study in China in 2023.

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

In September 2023, the United States Patent and Trademark Office issued a patent covering the Company’s PIKA YS-HBV-002, an immunotherapeutic vaccine designed to treat patients suffering from chronic hepatitis B virus infection. We expect to submit an IND application and commence the clinical development of PIKA YS-HBV-002 as a novel immunotherapy for the treatment of chronic HBV infection in 2024.

In April 2024, YS-HBV-002 immunotherapeutic vaccine, designed to treat patients suffering from chronic hepatitis B virus infection, has been granted clinical trial approval by the Philippine Food and Drug Administration. The Company will decide the timing of the initiation of Phase I clinical trial.

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

Our Strategic Collaborations

Global Health Agreement with Adjuvant

We entered into a global health agreement with Adjuvant Global Health Technology Fund, L.P. (“Adjuvant”), as amended, in connection with Adjuvant’s investment of $10.0 million in the company. Adjuvant is an investment fund formed for the charitable purpose of improving global health through the provision of financing to address global health challenges by supporting the development, production and commercialization of drugs, vaccines, medical devices, preventatives, diagnostics and other related technology targeting neglected infectious diseases and other global health conditions impacting low- and middle-income countries as defined by the World Bank. Pursuant to the agreement, we undertook, with the funding support of $10.0 million from Adjuvant, to, among others, apply such funds to develop and commercialize YSJATM rabies vaccine in 31 low income and 47 lower-middle income countries as defined by the World Bank (the “Designated Markets”). We agreed to use commercially reasonable efforts to pursue WHO prequalification to make the vaccine eligible for purchase and delivery by United Nation agencies and make the vaccine available in sufficient volume to both public and private purchasers in the Designated Markets with a reasonable tiered pricing framework, determined with reference to the type of buyer and the geographical location of such buyer. Alternatively, we could satisfy the foregoing obligations by licensing or partnering with a third party that has the capabilities to develop and commercialize YSJATM rabies vaccine in the Designated Markets. The obligation has a term of seven years and will be terminated prior to such term when and if have licensed or partnered with a third party to discharge such obligations with the prior consent of Adjuvant. We also agreed to furnish certain periodical reports, including the use of the funding and the progress of the commercial objectives. If we fail to maintain compliance with these and other program-related investment commitments under such global health agreement, Adjuvant may be entitled to repayment for any portion of its investment that is not used for the purposes outlined in such agreement, the maximum amount of which is limited to Adjuvant’s investment of $10.0 million. As of the date of this Annual Report, Adjuvant’s investment has been fully utilized toward development of product pipelines as well as develop and commercialize YSJATM rabies vaccines overseas. In the event of the assignment, sale, exclusive license, or other transfer of intellectual property related to YSJATM rabies vaccines and related technology, we must ensure that the aforementioned commitments are expressly assumed by the purchaser, transferee, licensee, or acquirer. Upon the occurrence of certain events, including the failure, by us or any successor to prosecute related material intellectual property, to comply with the global health agreement, we agree to grant Adjuvant a nonexclusive, irrevocable, non-terminable, fully-paid up, royalty free license (with the right to sublicense to third parties) to YSJATM rabies vaccine to use, reproduce, modify, make, have made, distribute, sell and otherwise dispose of the product solely in the Designated Markets for the sole purpose of achieving the commitment under the global health agreement. The global health agreement has a term of seven years commencing July 10, 2020, and may be terminated earlier if we, with the prior consent of Adjuvant, out-license to a third party with the capabilities to develop and commercialize YSJATM rabies vaccine.

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

Since we acquired PIKA immunomodulating technology in 2010, pursued in-house advancement of the PIKA technology in multiple fronts, including the following:

●	More in-depth understanding of the mechanism of action underlying the technology. We identified the capability of PIKA immunomodulating technology for T-cell activation in human clinical study, as well as the change of tumor cell micro- environment in the immuno-oncology field. Our findings in the immuno-oncology area established the anti-tumor mechanism of action in PIKA adjuvant, which laid a theoretical foundation for the application of PIKA adjuvant in tumor immunotherapy.

●	Developed clinical applications and expanded protection of IP. We developed the application of PIKA adjuvant into multiple areas, including rabies vaccines, prophylactic and therapeutic HBV vaccines and 33 immune-oncology. We obtained patents for such relating to both vaccine and anti-cancer fields in multiple jurisdictions.

●	Large-scale manufacturing technology of PIKA adjuvants. We established an automated process of PIKA synthesis with the scale of over 100 liter in size under the relevant GMP guidance, which is critical to the commercialization of PIKA- based vaccine and therapeutic candidates.

We believe our PIKA immunomodulating technology has the potential to generate prophylactic and therapeutic vaccines. PIKA immunomodulating technology has already produced clinical stage candidates in four areas, including (1) PIKA rabies vaccine with significantly fast onset of seroconversion, ideally for three-visit one-week regimen to replace the existing five-visit one-month and three-visit three-week regimen, (2) emerging immune-oncology therapeutic biologics, including PIKA YS-ON-001 and PIKA YS-ON-002 with broad anti-cancer properties, and (3) HBV interventions, PIKA YS-HBV-001, a new preventive vaccine targeting two-visit one-month regimen to replace the existing three-visit six-month regimen, and PIKA YS-HBV-002, a therapeutic product to treat chronic HBV infection. See “—Our Marketed Product and Product Candidates—Our clinical stage product candidates” and “—Our Marketed Product and Product Candidates—Our preclinical stage product candidates.”

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

Strategic and scientific advisory board

Our strategic and scientific advisory board, established in 2011 and changed name from scientific advisory board in 2024, plays an active role in the review of our strategic planning and development matters and our biopharmaceutical product development programs. We also seek advice from our scientific advisory board on R&D strategy and technical matters.

Guang Gao, Ph.D. is the senior technical officer at Shanghai Representative Office of PATH, an international non-profit organization to develop and deliver lifesaving vaccines to women, children, and communities around the globe. Dr. Gao has distinguished expertise in advising PATH partners in China and working with vaccine manufacturers in China to improve their quality system and manufacturing capability to bring their products to domestic and global markets. She has extensive experience in the fields of GMP manufacturing regulation, regulatory inspection, review and approval of vaccines and biological products in China and the U.S. During her tenure at the FDA China office, she provided authoritative guidance and consultations regarding regulatory inspections and investigations and worked directly with the Chinese government for public health system evaluations. Prior to that, Dr. Gao served multiple positions at the Center for Biologics Evaluation and Research of the FDA, including as a national authoritative regulatory review scientist to provide technical leadership and guidance for regulatory activities. Dr. Gao has obtained the Regulatory Affairs Certification accredited by the Regulatory Affairs Certification Board and the Certified Quality Auditor Certification accredited by the American Society for Quality. Dr. Gao also published numerous papers on peer-reviewed scientific journals. Dr. Gao received her Ph.D. degree in biochemistry from Nanjing University.

Ajit Shetty, Ph.D. has served as our independent director between January 2021 and May 2024. Dr. Shetty has served as a director of Actinium Pharmaceuticals, Inc., a company listed on the New York Stock Exchange (ATNM.US), since March 2017. He has also been a director of Agile Therapeutics, Inc., a company listed on the Nasdaq (AGRX.US), since February 2016. He has been an independent director of reMYND NV since August 2012. From February 2004 to February 2012, Dr. Shetty served as the chairman of the board of directors of Janssen Pharmaceutica NV, a pharmaceutical company and subsidiary of Johnson & Johnson, a company listed on the New York Stock Exchange (JNJ.US). From July 2007 to February 2012, he served as the Global Head of the enterprise supply chain in Johnson & Johnson and was a member of the corporate operating committee. Dr. Shetty is a member of the Board of Trustees of Carnegie Mellon University. In 2004, Dr. Shetty was elected as Manager of the Year in Flanders, Belgium. In 2007, Dr. Shetty received the title of Baron for his exceptional merits and contribution to the country of Belgium. In 2008, he was conferred an honorary doctorate by Manipal University (India). In 2016, Dr. Shetty was named as Chairperson of the Flemish Institute of Biotechnology (VIB), a Belgium-based life sciences research institute with a focus on translating scientific results into pharmaceutical, agricultural and industrial applications. Dr. Shetty received a Ph.D. degree in metallurgy and a master’s degree in natural sciences from Trinity College, Cambridge University in April 1972 and June 1968, respectively. He also received an M.B.A. degree from Carnegie Mellon University in June 1974.

Viren Mehta, Ph.D has served as our independent director between January 2021 and May 2024. Dr. Mehta has an extensive experience in investment research and strategic advisory services, focusing on the pharmaceutical and biotechnology industry. He is the founder and managing member of Mehta Partners, LLC since February 1997. He has been a director of Onconova Therapeutics Inc., a company listed on Nasdaq (ONTX.US), since February 2004. From April 2013 to December 2017, Dr. Mehta served as the executive chair and co-founder of Gather Health Ltd, one of the early telehealth initiatives based in Hong Kong. Dr. Mehta served as a director of BlinkBio Inc. from September 2010 to December 2020. From November 1999 to June 2010, Dr. Mehta served as a director of OSI Pharmaceuticals Inc., when Astellas of Japan acquired OSI for $4 billion. Dr. Mehta also actively works with not-for-profit-enterprises around the world focused on education, ecology, and healthcare. Dr. Mehta received his Ph.D. degree of pharmacy from the University of Southern California in August 1974 and his M.B.A. degree from the University of California, Los Angeles in December 1980.

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

Our R&D team consisted of 209 employees as of March 31, 2024, representing 27.6% of our total employees. Our R&D team is located in Beijing, Shenyang (China), Maryland (the U.S.) and Singapore, involved in different stages of the R&D process relating to our marketed product and product candidates such as preclinical studies, clinical trials, regulatory filings and process development. Our core R&D staff also specialize in different aspects of our R&D initiatives, which consist of preclinical team, clinical team, regulatory filling team and intellectual property team. In addition, our quality management staff in Shenyang also supports our R&D by performing the related quality assurance and control activities.

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

Research facilities

We have established four R&D sites located in Maryland (the U.S.), Singapore, Beijing and Shenyang (China). We strategically allocate our R&D activities in different regions according to their respective advantages and resources. For example, we primarily carry out our late stage R&D activities relating to PIKA rabies vaccine in Shenyang facilities, leveraging our in-depth experience in pilot and large scale of manufacturing functions.

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

Patents

We actively seek for our PIKA immunomodulating technology and product candidates embodying the technology, and consider on a case-by-case basis filing patent applications with a view to protecting certain innovative products, processes, and methods of treatment (or other equivalents in certain jurisdictions). As of the date of this Annual Report, Singapore LakeShore is the proprietary owner of a vast majority of our patents owning about 51 patents in over 29 countries and the term of individual patents may vary based on the countries in which they are obtained. The patent portfolios for our PIKA immunomodulating technology and major clinical stage product candidates as of the date of this Annual Report are summarized below.

Product/ technology	Patent name	Owner/ applicant	Jurisdiction	Patent status(1)	Patent expiration	Type of patent
PIKA adjuvant	Polyinosinic acid-polycytidylic acid-based adjuvant	Singapore LakeShore	Australia, Brazil, Canada, Cuba, the European Union, Austria, Belgium, Switzerland, Denmark, France, the United Kingdom, Ireland, Italy, Netherlands, Poland, Turkey, Spain, Sweden, Germany, Indonesia, Israel, India, South Korea, Malaysia, New Zealand, the Philippines, Russia, Singapore, Thailand, Taiwan (China), the United States, Vietnam, South Africa the United States, Mexico	Granted	2025 to 2027	Composition of matter

		Singapore LakeShore	The United States, Mexico	Granted	2025

	Immunogenic substances comprising a polyinosinic acid- polycytidilic acid-based adjuvant	Singapore LakeShore	China, Australia, Cuba, Indonesia, India, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Taiwan (China), the United States, Vietnam, South Africa	Granted	2026 to 2028	Composition of matter

	Mucosal Immunogenic substances comprising a polyinosinic acid- polycytidilic acid-based adjuvant	Singapore LakeShore	Australia, Canada, Cuba, Indonesia, South Korea, Malaysia, New Zealand, the Philippines, Singapore, South Africa	Granted	2026 to 2028	Composition of matter

		Beijing LakeShore	China	Granted	2026

		Singapore LakeShore	Taiwan (China)	Granted	2027

	Method for reducing DNA impurities in viral compositions	Singapore LakeShore	The European Union, Switzerland, France, United Kingdom, Germany, Singapore, the United States	Granted	2030	Process/Method

		Beijing Yisheng	China	Granted	2030

Product/ technology	Patent name	Owner/ applicant	Jurisdiction	Patent status(1)	Patent expiration	Type of patent
PIKA HBV	A composition for treating and/or preventing Hepatitis B virus infection	Singapore LakeShore	Indonesia, the United States, the United States	Granted	2038	Composition of matter

		Singapore LakeShore	Australia, Canada, Brazil, Hong Kong, Cuba, the European Union, India, South Korea, Mexico, Malaysia, New Zealand, the Philippines, Russia, Singapore, Thailand, Vietnam, China, South Africa	Pending	N/A

PIKA rabies vaccine (Vero cell)	A composition comprising PIKA adjuvant	Singapore Yisheng	China, Indonesia, India, Russia, the Philippines, South Africa	Granted	2034 to 2037	Composition of matter

		Singapore Yisheng	Brazil, Thailand, the United States, Vietnam	Pending	N/A

PIKA YS-ON-001 (Cancer)	A composition comprising PIC for treatment of cancer	Singapore LakeShore	Australia, the United States, the European Union, Indonesia, India, South Korea, Mexico, Russia, Singapore, South Africa	Granted	2037 to 2038	Composition of matter

		Singapore LakeShore	China, Brazil, Canada, Hong Kong, Cuba, Malaysia, New Zealand, the Philippines, Thailand, the United States(continuation), Vietnam	Pending	N/A

	Method for adapting influenza viruses to vero cell	Singapore LakeShore	the United States	Granted	2038	Method/Process

		Singapore LakeShore	Singapore, the United States (continuation), China, the European Union	Pending	N/A

PIKA YS-ON-001	A cancer tumor treatment medication and its application in the preparation of medication for treating cancer tumor	Beijing Yisheng	China	Granted	2025	Composition

PIKA	Composition	Beijing	South Africa	Granted	2042
COVID-19	containing polynucleotide and its application in preventing or treating COVID-19	Yisheng & Liaoning Yisheng

			China, the United States, New Zealand, Singapore, the United Arab Emirates	Pending	N/A

(1)	Although we filed certain patent applications outside China, some of them are still at the unpublished stage. We have uniformly named the legal status of patent applications outside China that were not granted, whether published or not, as “pending.”

Trademarks and domain names

As of the date of this Annual Report, we own 24 registered trademarks in China. We have four registered domain names, namely liaoningyishengbio.com, yishengbio.com, lakeshorebio.com and ir.ysbiopharma.com.

As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in this trademark portfolio, the protection of which is important to our reputation and branding.

During the three fiscal years ended March 31, 2024 and up to the date of this Annual Report, we have not been involved in any material proceedings in respect of intellectual property right infringement claims against us or initiated by us. However, there are risks that we may be subject to claims that have infringed the intellectual property rights of third parties, and we may not be able to adequately protect our own intellectual property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

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

Our current manufacturing facilities, certified under China 2010 GMP standard, have an annual production capacity of approximately 15 million doses of YSJATM rabies vaccine. In the three fiscal years ended March 31, 2024, we manufactured approximately 33.4 million doses of YSJATM rabies vaccine. Since the GMP certified plant started production in February 2020, the utilization has increased gradually and reached approximately 81.25%, 100% and 117%, for the three fiscal years ended March 31, 2022, 2023 and 2024, respectively. The utilization rate is calculated by dividing the raw material input of a given three-month period by the corresponding production capacity during the same period.

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

Project	Construction area	Actual/expected construction commencement date	Expected construction completion date	Expected manufacturing capacity
	(sq.m.)			(in total number of doses/year)
Two manufacturing workshops for PIKA rabies vaccine in Shenyang (China)	11,500	March 2021	July 2025	35 million

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

Manufacturing machinery and equipment

Our manufacturing facilities in Shenyang are equipped with machinery and equipment owned by it, including reactors, purifiers, automated media preparation station and lines, freeze-dryer, filling lines, probs and monitoring system, quality inspection and other equipment for different stages of our manufacturing process. We adopted three-, five- and ten-year depreciation lines for our electronic equipment, transportation and mechanical equipment, respectively. As of the date of this Annual Report, based on our regular inspection and maintenance of our equipment, our machines and equipment are in good working condition. We did not experience any material or prolonged interruptions to our manufacturing process due to machinery or equipment failure in the three fiscal years ended March 31, 2024 and to the date of this Annual Report. We update our manufacturing machinery and equipment based on our evaluation of the effectiveness of its performance.

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

We established an inventory management system to monitor each stage of the warehousing process according to the GMP regulations. Our inventory management system records inventory data, such as inventory balance and validity period, and keeps track of inventory levels, enabling us to make adjustments whenever necessary. As part of GMP-compliant facilities, we have a warehouse at our manufacturing facilities, including the inspection waiting areas and post inspection areas. Warehouse personnel are required to complete periodic training and are responsible for the inspection, storage and distribution of inventories. All inventory is separately stored in different areas of the warehouse according to the storage condition requirement, usage and batch number. In order to improve our logistics efficiency of our finished vaccine products, in addition to our centralized warehouse for finished vaccine products in our manufacturing site in Shenyang, we have set up 26 satellite transition warehouses located at different regions across China as of March 31, 2024.

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

Sales and Marketing

Sales model

We operate primarily in the Category II vaccines market in China. Pursuant to the PRC laws and regulations, We must win bids in the public tender process of the province-level CDCs, which give us qualification to access the respective province-level markets. As of March 31, 2024, we obtained qualifications at 30 out of 34 province-level CDCs in China. We are then generally required to make direct sales to, and settle payment with, county-level CDCs, which may then distribute to healthcare providers. We are independent from both province-level and county-level CDCs. In addition, we are responsible for the quality control during transportation until the products are delivered to the county-level CDCs. The entire transportation of vaccines must be in a cold-chain, in which the temperature is usually required to range between 2°C and 8°C.

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

As of the date of this Annual Report, we have a dedicated in-house commercialization team of approximately 57 employees, with an average industry experience of over 13 years such as the sales and marketing of biologics at multinational corporations. Our commercialization team mainly monitors our sales performance and seeks growth opportunities by ensuring our sales relationships with CDCs in their covered regions. They manage and supervise our service providers, conduct market research and analysis, and monitor information about product safety and quality. The remuneration of our commercialization team comprises base salary and performance-based bonuses, which are determined based on a comprehensive matrix of factors such as the number, responsiveness, process management and planning, compliance status and information collection ability of the external service providers engaged by the commercialization team members.

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

Marketing service providers

In line with industry practice, we engage external service providers to support our sales and marketing efforts among practitioners and execute our sales plan. The extensive network of service providers assists in collecting and providing clinical information of products, including the product quality, safety and adverse event data from the clinical sites, monitoring the shipment and inventory at customer warehouse, managing account payable and payment collection, conducting product training and education programs for practitioner. which greatly strengthens our product presence and loyalty in the marketplace. As of March 31, 2024, we engaged over 151 service providers located at different regions to promote our products in China.

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

Transportation and storage

We implement cold-chain transportation and storage in the entire delivery process to the county-level CDCs to ensure real time monitoring and control of temperature, and as well as tracking system to keep records of the temperature of vaccines during transportation and storage. As a result, we adopted cold chain logistics for product delivery primarily by engaging logistic companies with professional capabilities to make transportation of pharmaceuticals to deliver products via ground transportation, during which the temperature of the storage space of our products must be controlled and maintained in accordance with the relevant requirements. In addition, we also engaged 26 satellite transition warehouses located at different regions across China as March 31, 2024, through which we delivered our vaccines to county-level CDCs.

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

Purchases from our top five suppliers accounted for 44.7%, 66.9% and 49.2% of our total purchases in the fiscal years ended March 31, 2022, 2023 and 2024, respectively, and purchases from our largest supplier accounted for 20.9%, 37.9% and 20.2% of our total purchases in the same periods, respectively.

CROs

Consistent with industry practice, we engaged certain independent CROs to conduct (1) preclinical efficacy tests, safety evaluation, compatibility studies on packing materials, and tests such as antigen component or structure tests and other chemical and biological tests; and (2) certain clinical trial design and implementation services. We selected CROs based on various factors, including their reputation, research experience, quality and equipment and machinery in the vaccine and pharmaceutical fields. In particular, we have engaged CROs in the R&D of PIKA rabies vaccine, YS-HBV-002 and YS-ON-002.

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

Licenses, Permits and Approvals

As of the date of this Annual Report, we have obtained material licenses, permission or approvals for our current business operations in China, and none of such license, permission or approvals current in effect have been withdrawn or revoked by the competent governmental authorities.

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

Legal Proceedings and Compliance

We are subject to legal proceedings, investigations and claims arising in the ordinary course of our business from time to time, including, among others, actions with respect to product liability and labor disputes. In the three fiscal years ended March 31, 2024 and up to the date of this Annual Report, other than the legal proceedings pending in the Cayman Islands and China as elaborated below, we have not been involved in any litigation or arbitration proceedings pending that could have a material and adverse effect on our business, financial condition or results of operations.

Legal proceedings in Cayman Islands

Since December 2023, the Company has been involved in several legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates. On December 22, 2023, the Grand Court of the Cayman Islands (the “Grand Court”) granted the Company an injunction order against Mr. Zhang, which restrained Mr. Zhang from, among other things, taking any steps to exercise any powers of, or hold himself out to be, chairperson of the Board. That injunction was discharged by the Grand Court on February 6, 2024. On February 16, 2024, the Company obtained another injunction order from the Grand Court which restrained Mr. Zhang and his associates, including Nan Zhang, Yun (Monica) Zhang, Lui Chi Keung and Jing Xian Li from, among other things, holding themselves out to be directors of the Company and from taking any steps to exercise any powers as though they were directors. On April 3, 2024, the Company filed an Amended Statement of Claim with the Grand Court in its proceedings against Mr. Zhang and his associates. The Amended Statement of Claim seeks various forms of declaratory and injunctive relief against the defendants as well as damages. On June 7, 2024, Mr. Zhang filed a Defence with the Grand Court which, among other things, alleges that certain present and former directors of the Company took steps to improperly oust Mr. Zhang from, and to seize control of, the Company and that certain present and former directors of the Company breached their fiduciary duties to the Company (which Mr. Zhang has pleaded will be the subject of separate derivative proceedings) and denies the Company’s entitlement to the relief the Company has claimed in its Amended Statement of Claim. On August 2, 2024, the Company filed and served its Reply by which the Company has, among other things, denied these allegations.

In 2024, Mr. Zhang filed a writ of summons (the “Writ of Summons”) with the Grand Court against the Company and certain of its directors and executive officers and Apex Prospect Limited, seeking, amongst other things, (i) a declaration that the issue by the Company of 95,269,762 shares to Apex (the “Apex Shares”) was invalid and of no effect; (ii) an injunction restraining Apex from exercising any voting rights in respect of the Apex Shares; (iii) a declaration that the removal of Mr. Zhang as a director of the Company on February 12, 2024 was invalid and of no effect; and (iv) a declaration that the appointment of new directors to the Company on February 13, 2024 was invalid and of no effect and an injunction restraining the individuals appointed as new directors of the Company on February 13, 2024 from holding themselves out to be directors of the Company or exercising any power as directors of the Company. As of the date of this Annual Report, the Writ of Summons has not yet been served on the Company or any of the other defendants.

Legal proceedings in China

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought an aggregate amount of RMB919 million of payment, primarily covering fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB721 million ($101 million) until full payment. The Claimants allege that Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties had entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million in the aggregate, including fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB525 million ($74 million) until full payment. In connection with the arbitration proceedings, Liaoning Yisheng’s inventory of YSJATM rabies vaccine with an appraisal value of approximately RMB902 million ($126 million). Liaoning Yisheng received a decision from the Kaifeng Arbitration Commission on June 18, 2024, to suspend the arbitration, and filed a case with the Kaifeng Intermediate People’s Court on June 12, 2024, to confirm the validity of the arbitration agreement.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged that Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and that the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng had agreed to repay the Claimant approximately RMB59 million in the aggregate. The Claimant sought an arbitration award of RMB83 million in payment from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases.

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

In July 2023, six authorities in China, including the National Health Commission, the National Healthcare Security Administration and the National Medical Products Administration, jointly issued the Key Work Tasks for Deepening the Reform of Pharmaceutical and Health System in the Second Half of 2023, confirming the key tasks and work arrangements for further deepening the medical reform, which proposes to carry out comprehensive clinical evaluation of medicines and improve the working mechanism for monitoring the use of medicines. Besides, the PRC government shall carry out full-coverage inspections of vaccine manufacturers and random inspections of blood product manufacturers.

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

The institutions for non-clinical safety evaluation and study and clinical trial organizations shall respectively implement the Good Laboratory Practice for Non-Clinical Laboratory Studies which became effective on September 1, 2017, and Good Clinical Practice for Clinical Laboratory Studies which was effective on September 1, 2003 and last revised on April 23, 2020 and became effective on July 1, 2020. If certain actions in the preclinical trial research and clinical research conducted for a clinical application trial, and/or in the application procedures for registration of medicines, are in violation of the relevant rules and regulations, the NMPA is authorized to handle such cases pursuant to the Measures regarding Non-compliance with Relevant Rules of Research and Application for Registration of Medicines (Trial) promulgated on and effective from September 1, 1999.

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

The Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019, which was last revised on March 10, 2024 and became effective on May 1, 2024, further regulates the collection, preservation, usage and provision of human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The competent health authority of the State Council is responsible for the management of human genetic resources at the national level, and the competent departments for human genetic resources under the provincial governments are responsible for the management of human genetic resources at local level. Foreign organizations, individuals and institutions established or actually controlled by foreign organizations and individuals are not allowed to collect or preserve human genetic resources (including organs, tissues, cells and other genetic materials of the human genome and genes) in China or provide human genetic resources abroad.

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

Laws and regulations on drug registration

According to the currently effective Drug Registration Provisions, if all the regulatory requirements are satisfied, the NMPA will grant a new drug certificate valid for five years and the applicant shall apply for renewal six months prior to its expiration date. According to the Drug Registration Provisions, drug registration is regulated according to Chinese medicine, chemical medicine and biological products. The Drug Registration Provisions provides detailed procedural and substantive requirements for the key regulatory concepts established by the Drug Administration Law, confirms a number of reform actions that have been taken in the past years, including (1) the full implementation of Marketing Authorization Holder System and implied approval of the commencement of clinical trial; (2) implementing associated review of drugs, excipients and packaging materials; and (3) introducing four procedures for expedited registration of drugs, which are procedures for ground-breaking therapeutic drugs, procedures for conditional approval, procedures for prioritized reviews and approval, and procedures for special examination and approval.

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

According to the Special Examination and Approval of Registration of New Drugs (the “Special Examination and Approval Provisions”) which was promulgated and implemented on January 7, 2009 by the NMPA, the NMPA conducts special examination and approval for new drug registration applications when (1) the effective constituent of drug is extracted from plants, animals and minerals, and the preparations thereof have never been marketed in China, and the material medicines and the preparations thereof are newly discovered; (2) the chemical raw material medicines, as well as the preparations thereof and the biological product, have not been approved for marketing in China and abroad; (3) the new drugs are for treating the Acquired Immune Deficiency Syndrome, malignant tumors and orphan diseases and have obvious advantages in clinic treatment; or (4) the new drugs are for treating diseases with no effective methods of treatment. The Special Examination and Approval Provisions further provides that the applicant may file for special examination and approval at the clinical trial application stage if the drug candidate falls within items (1) or (2), and if the drug candidates fall within items (3) or (4), the application for special examination and approval cannot be made until filing for production.

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

Administration of affairs concerning laboratory animals

Pursuant to Regulations for Administration of Affairs Concerning Laboratory Animals approved by the State Council on October 31, 1988 and revised for the third time on March 1, 2017, the Administrative Measures on Good Practice of Laboratory Animals promulgated and implemented on December 11, 1997, and the Administrative Measures on the Certificate for Laboratory Animals (Trial) promulgated on December 5, 2001 and implemented on January 1, 2002, performing experimentation on animals requires a License for Use of Laboratory Animals.

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

The State has a lot release system for vaccines. Each batch of vaccines shall, before being sold or imported, be examined and inspected according to the relevant technical requirements by the lot release institution designated by the drug administrative department under the State Council. If the requirements are met, a lot release certificate shall be issued; otherwise, a notice on rejecting lot release shall be issued. According to the Measures for Administration of Lot Release of Biological Products (the “Lot Release Administration Measures”) issued on December 13, 2002 and amended on February 1, 2018, the vaccine products with marketing approval shall be subject to document review, onsite verification and sample inspection by the designated drug control institution and pass the biological product lot release approval before the marketing and sales of each batch of products. On December 11, 2020, the SAMR amended the Measures for Administration of Lot Release of Biological Products, which came into effect on March 1, 2021 and does not make material changes on the substance of aforementioned provisions.

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

According to the VAL, whoever engages in vaccine production activities shall, in addition to meeting the conditions for engaging in drug production activities as prescribed in the Drug Administration Law, meet the following conditions: (1) having moderate scale and sufficient capacity reserves; (2) having systems, facilities and equipment for ensuring bio-safety; and (3) meeting the needs of disease prevention and control. According to the Government Procurement Law of PRC, vaccine suppliers shall meet the following requirements as a supplier in government procurement: (1) having the capacity to assume civil liabilities independently; (2) having a good business reputation and sound financial and accounting systems; (3) having the equipment and professional expertise needed for performing contracts; (4) having a clean record of paying taxes and making financial contributions to social security funds in accordance with law; (5) having committed no major breaches of law in its business operation in the three years prior to its participation in the procurement; and (6) other requirements provided for in laws and administrative regulations. Other specific requirements may differ slightly from province to province, but generally speaking, vaccine suppliers should possess qualifications required for vaccine manufacturers, including but not limited to the Drug Manufacturing License and the drug registration approval.

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

The PRC Data Security Law was promulgated by the SCNPC on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development and establish and optimize the national data security management system, and clarifies organizations’ and individuals’ responsibilities in data security.

The Personal Data Protection Law (the “PDPL”) was issued by SCNPC on August 20, 2021 and took effect on November 1, 2021, stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transfer offshore, and clarifies the individual’s rights and the processor’s obligations in the processing of personal information. The PDPL also strengthens the punishment for those who illegally process personal information.

On July 7, 2022, the Cyberspace Administration of China published Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022 and outlined the security assessment process for outbound data transfer.

The Provisions on Promoting and Regulating Cross-border Data Flows, which was promulgated by the CAC and came into effect on March 22, 2024. According to the Provisions on Promoting and Regulating Cross-border Data Flows, to provide data abroad, any data handler shall declare security assessment for providing data abroad to the national cyberspace administration through the cyberspace administration authority at the provincial level at its locality if it satisfies either of the following condition: (i) Where a critical information infrastructure operator provides personal information or important data abroad; or (ii) Where any data processor other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. Other regulatory measures like standard contract or personal information protection certification may also apply in outbound data transfer activities.

Anti-bribery

According to the Anti-Unfair Competition Law of the PRC (the “Anti-Unfair Competition Law”), passed by the SCNPC on September 2, 1993, became effective on December 1, 1993 and last amended on April 23, 2019, unfair competition refers to that in the course of production and operating activities, the operators disrupt the market competition order and damage the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality and integrity, and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

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

According to the Criminal Law of the PRC, which was last amended on December 29, 2023 and became effective on March 1, 2024, whoever, for the purpose of seeking illegitimate benefits, gives money or property to a staff member of a company, an enterprise or any other entity, shall be sentenced to imprisonment or criminal detention and shall also be fined, depending on the amount involved. An act of giving money or any property to state functionaries to seek illegitimate benefits shall be considered a crime of offering bribes. Whoever commits the crime of offering bribes shall be sentenced to imprisonment or criminal detention and shall also be fined and subject to confiscation of property, depending on severity of the situation.

Regulations relating to national medical insurance program

National Medical Insurance Program The national medical insurance program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council on December 14, 1998, under which all employers in urban cities are required to enroll their employees in the Urban Employee Basic Medical Insurance Program and the insurance premium is jointly contributed by the employers and employees. Pursuant to the Opinions on the Establishment of the New Rural Cooperative Medical System forwarded by the General Office of the State Council on January 16, 2003, China launched the New Rural Cooperative Medical System to provide medical insurance for rural residents in selected areas which has spread to the whole nation thereafter. The State Council promulgated the Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance on July 10, 2007, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. In 2015, the PRC government announced the Outline for the Planning of the National Medical and Health Service System (2015-2020) which aims to establish a basic medical and health care system that covers both rural and urban citizens by 2020.

Regulations Relating to Importation and Exportation of Goods

According to the Administrative Provisions on the Recordation of Customs Declaration Entities of the PRC, promulgated by the General Administration of Customs of the PRC on November 19, 2021 and came into force on January 1, 2022, the consignee, consignor and customs declaration enterprise of import and export goods filed with the customs in accordance with these regulations may handle customs declaration business within the customs territory of the PRC. Consignors and consignees of imported and exported goods shall go through customs declaration entity recordation formalities with the competent customs departments in accordance with the applicable provisions. Consignors and consignors of import and export goods and customs declaration enterprises that apply for recordation shall obtain the qualification of market entities; among which, the consignees and consignors of import and export goods shall also obtain recordation of foreign trade operators if they apply for recordation.

Regulations relating to product liability

Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and latest amended on December 29, 2018 by the SCNPC, the seller shall be responsible for the repair, replacement or return of the product sold if (1) the product sold does not possess the properties for use that it should possess, and no prior and clear indication is given of such a situation; (2) the product sold does not conform to the applied product standard as carried on the product or its packaging; or (3) the product sold does not conform to the quality indicated by such means as a product description or physical sample. If a consumer incurs losses as a result of the purchased product, the seller shall compensate for such losses.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated October on 31, 1993 and amended on August 27, 2009 and October 25, 2013 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendments made on October 25, 2013, all business operators must pay attention to protecting customers’ privacy and must strictly keep confidential any consumer information they obtain during their business operations. In addition, in extreme situations, medical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

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

Regulations relating to foreign investment

Foreign investment

Investment activities in the PRC by foreign investors were principally governed by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version) (the “Negative List”) and Catalogue of Industries for Encouraging Foreign Investment (2022 version) (the “Encouraging List”). The Negative List, which came into effect on January 1, 2022, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

Foreign-invested enterprises

On December 29, 1993, the SCNPC issued the PRC Company Law (the “Company Law”), which was last amended on December 29, 2023 and came into effect on July 1, 2024. The Company Law regulates the establishment, operation and management of corporate entities in China and classifies companies into limited liability companies and limited companies by shares. According to the Foreign Investment Law of the PRC, which was promulgated by the NPC on March 15, 2019 and came into effect as of January 1, 2020, the state shall implement the management systems of pre-establishment national treatment and negative list for foreign investment, and shall give national treatment to foreign investment beyond the negative list. Simultaneously, Sino-foreign Equity Joint Ventures of the PRC, the Wholly Foreign-owned Enterprises Law of the PRC and Sino-foreign Cooperative Joint Ventures of the PRC were repealed on January 1, 2020.

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

According to the Environmental Impact Appraisal Law of PRC (the “Environmental Impact Appraisal Law”), promulgated by the SCNPC on October 28, 2002, amended on July 2, 2016 and December 29, 2018, for any construction projects that have an impact on the environment, an entity is required to produce either a report, or a statement, or a registration form of such environmental impacts depending on the seriousness of effect that may be exerted on the environment.

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

Social securities

According to the Social Insurance Law of PRC, which was issued by the SCNPC on October 28, 2010, came into effect on July 1, 2011 and revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums (issued by the State Council on January 22, 1999 and came into effect on the same day and was revised on March 24, 2019) prescribes the details concerning the social securities.

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

Production safety

Pursuant to the Production Safety Law of the PRC, which was amended by the Standing Committee of the NPC on June 10, 2021 and came into effect on September 1, 2021, an enterprise shall (1) provide production safety conditions as stipulated in this law and other relevant laws, administrative regulations, national and industry standards, (2) establish a comprehensive production safety accountability system and production safety rules, (3) develop production safety standards to ensure production safety and (4) establish safety risk classification management and control system, and take corresponding control measures according to the safety risk classification. Any entity that fails to provide required production safety conditions is prohibited from engaging in production activities. The person-in-charge of an enterprise shall be fully responsible for the safety of production of the enterprise.

Regulations relating to intellectual properties

Patents

According to the Patent Law of the PRC (promulgated by the SCNPC on March 12, 1984, last amended on October 17, 2020 and came into effect on June 1, 2021) and the Implementing Rules of the Patent Law of the PRC (which was promulgated by the China Patent Bureau Council on January 19, 1985, last amended on December 11, 2023 by the State Council and came into effect on January 20, 2024), the term “invention-creations” refers to inventions, utility models and designs. The duration of a patent right for inventions, utility models and designs shall be 20 years, 10 years and 15 years, respectively, commencing from the filing date.

Trademarks

Pursuant to the Trademark Law of the PRC (promulgated on August 23, 1982, amended on April 23, 2019 and came into effect on November 1, 2019), and the Implementation Regulations of the Trademark Law of PRC (which was issued on August 3, 2002 and amended on April 29, 2014), the Trademark Office under the State Administration for Industry and Commerce of the PRC (the “Trademark Office”) shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for an additional ten-year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office for recordation, and the Trademark Office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

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

On October 23, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which became effective on the same date (except for Article 8.2, which became effective on January 1, 2020) and was revised on December 4, 2023. The notice cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot area are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item-by-item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

According to the Notice on Further Optimizing the Cross-border RMB Policy and Supporting the Stabilization of Foreign Trade and Foreign Investment, which was issued by the People’s Bank of China, the NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and came into effect on February 4, 2021, the RMB income from the capital account of domestic institutions could be used within the business scope approved by the relevant state departments when the following requirements are met: (1) it shall not be used directly or indirectly for expenditures outside the business scope of the enterprise or the expenditures prohibited by national laws and regulations; (2) unless expressly provided otherwise, it shall not be used directly or indirectly for securities investment; (3) unless expressly permitted in the business scope, it shall not be used for giving out loans to the non-associated enterprises; and (4) it shall not be used for constructing or purchasing the real estate for non-self-use (except for real estate development enterprises). In addition, the non-investment oriented foreign investment enterprises could make domestic reinvestment with RMB capital in accordance with the law, provided they comply with current regulations and the domestic investment projects are true and compliant.

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

Regulations relating to overseas listing

On February 17, 2023, the CSRC issued the Trial Administrative Measures for Overseas Listing (“TAMOL”) and five supporting guidelines, which came into effect on March 31, 2023.

The TAMOL provide that an overseas listing or offering is explicitly prohibited under any of the following circumstances: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules of the PRC; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company, its controlling shareholder(s) or the actual controller have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

According to the TAMOL, a filing-based regulatory regime is adopted to regulate both direct and indirect overseas securities offering and listing by the domestic companies. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while the indirect overseas offering and listing by domestic companies refers to the offering and listing by a company in the name of an overseas incorporated entity the major business operations of which are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company. The TAMOL also provide the criteria of indirect overseas offering and listing by domestic companies which shall be regulated. If the issuer meets both the following criteria, it will be deemed as indirect overseas offering and listing by domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or domiciled in mainland China.

According to the TAMOL, subsequent securities offering of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed. Subsequent securities offering and listing of an issuer in other overseas markets shall be filed as initial public offering, under which filing application with the CSRC shall be submitted within 3 working days after the application documents for offering and listing are submitted overseas. A domestic company that seeks to directly or indirectly list its domestic assets in overseas markets through single or multiple acquisitions, share swaps, transfers of shares or other means, shall fulfil the filing procedure as an initial public offering. Where overseas application documents are not required, the filing shall be made within 3 working days after the first public disclosure of the specifics of the transaction is made by the listed company.

Regulations relating to taxation

Enterprise income tax

The Enterprise Income Tax Law of the PRC (the “EIT Law”), promulgated by the NPC on March 16, 2007, effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, as well as the Implementation Rules of the EIT Law (the “Implementation Rules”), promulgated by the State Council on December 6, 2007, effective on January 1, 2008 and amended on April 23, 2019, are the principal law and regulation governing enterprise income tax in the PRC. According to the EIT Law and its Implementation Rules, enterprises are classified into resident enterprises and non-resident enterprises. Resident enterprises refer to enterprises that are legally established in the PRC, or are established under foreign laws but whose actual management bodies are located in the PRC, and non-resident enterprises refer to enterprises that are legally established under foreign laws and have set up institutions or sites in the PRC but with no actual management body in the PRC, or enterprises that have not set up institutions or sites in the PRC but have derived incomes from the PRC. A uniform income tax rate of 25% applies to all resident enterprises and non-resident enterprises that have set up institutions or sites in the PRC to the extent that such incomes are derived from their set-up institutions or sites in the PRC, or such income are obtained outside the PRC but have an actual connection with the set-up institutions or sites, and non-resident enterprises that have not set up institutions or sites in the PRC or that have set up institutions or sites but the incomes obtained by the said enterprises have no actual connection with the set-up institutions or sites, shall pay enterprise income tax at the rate of 10% in relation to their income sources from the PRC.

Value-added tax

The major PRC law and regulation governing value-added tax are the Interim Regulations on Value-added Tax of the PRC (issued on December 13, 1993 by the State Council, effective on January 1, 1994, and revised on November 10, 2008, February 6, 2016 and November 19, 2017), as well as the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC (issued on December 25, 1993 by the Ministry of Finance of the PRC (the “MOF”), came into effect on the same day and revised on December 15, 2008 and October 28, 2011), any entities and individuals engaged in the sale of goods, supply of processing, repair and replacement services, and import of goods within the territory of the PRC are taxpayers of Value-Added Tax (the “VAT”) and shall pay the VAT in accordance with the law and regulation. The rate of VAT for sale of goods is 17% unless otherwise specified, such as the rate of VAT for sale of transportation is 11%. With the VAT reforms in the PRC, the rate of VAT has been changed several times. The MOF and the SAT issued the Notice on Adjusting VAT Rates on April 4, 2018 to adjust the tax rates of 17% and 11% applicable to any taxpayer’s VAT taxable sale or import of goods to 16% and 10%, respectively, this adjustment became effect on May 1, 2018. Subsequently, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening the VAT Reform on March 20, 2019 to make a further adjustment, which came into effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9%. Moreover, according to the Announcement of the SAT on the VAT Issues Concerning the Sale of Biological Products by Drug Trading Enterprises issued on May 28, 2012, if a drug trading enterprise which is a general taxpayer for VAT sells biological products, it could choose a simple method to calculate the VAT to pay based on the sales of biological products and a collection rate of 3%.

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

Laws and regulations relating to confidentiality of personal data collected and used in clinical trials

As stated in the First Schedule (principles of good clinical practice) of the Health Products (Clinical Trials) Regulations (“HPCTR”) and the Medicines (Clinical Trials) Regulations 2016 (“MCTR”, together with the HPCTR, collectively, the “Regulations”), the confidentiality of records that could identify clinical trial subjects must be protected, respecting the privacy and confidentiality rules in accordance with any applicable written law or rule or principle of law.

The Personal Data Protection Act 2012 establishes the Singapore regime for the protection of personal data (i.e., data, whether true or not, about an individual who can be identified from that data or other information accessible to the relevant organization) and seeks to ensure that organizations comply with a baseline standard of protection for personal data of individuals.

The nine data protection obligations are summarized as follows:

(1)	purpose limitation obligation—personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(2)	notification obligation—individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure;

(3)	consent obligation—the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless exceptions apply. Additionally, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(4)	access and correction obligations—when requested by an individual and unless exceptions apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year; and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(5)	accuracy obligation—an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used to make a decision affecting the individual or if such data will be disclosed to another organization; and

(6)	protection obligation—an organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control;

(7)	retention limitation obligation—an organization must not keep personal data for longer than it is necessary to fulfil: (i) the purposes for which it was collected; or (ii) a legal or business purpose;

(8)	transfer limitation obligation—personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(9)	openness obligation—an organization must implement the necessary policies and procedures in order to meet the obligations under the PDPA and shall make information about its policies and procedures publicly available.

Non-compliance may lead to financial penalties, civil liability or criminal liability. The Singapore regulator, the Personal Data Protection Commission, also has broad powers to order the organizations to comply with the provisions of the PDPA.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report.

D. Property, Plants and Equipment

Owned properties

As of March 31, 2024, we owned and operated one facility in Shenyang, China primarily for manufacturing. We built two manufacturing workshops for YSJATM rabies vaccine, which are located in the Shenyang Economy and Technology Development Zone, Shenyang, China. We purchased the land use right to this area, which consists of land use rights to three pieces of land adjacent to each other, including (1) a right of land use for 44,655 square meters, which expires in January 2060, (2) a right of land use for 73,724 square meters, which expires in January 2060, and (3) a right of land use for 96,978 square meters, which expires in December 2056.

Leased properties

As of March 31, 2024, we operated our business through four leased properties in Beijing, the U.S., Singapore and Philippines. Such properties primarily serve as offices. The expiration dates of leased properties in Beijing, in U.S., in Singapore and Philippines are September 2025, November 2025, March 2025 and April 2026, respectively. We plan to renew the leases or negotiate new terms when the existing leases expire.

As of March 31, 2024, our leased property in Beijing with a total gross floor area of 5,047 square meters. was subject to a mortgage that had been placed before we entered into the relevant lease agreement. We faced the risks that we may not be able to continue to use the leased property upon foreclosure.

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

We commercialize vaccines with revenue and growth potential. We take pride in our marketed vaccine product, YSJATM rabies vaccine, which was the first aluminum-free lyophilized rabies vaccine launched in China. As of the date of this report, approximately 104 million doses of YSJATM rabies vaccine were administered for post-exposure protection against rabies. With our track record of commercialization, YSJATM rabies vaccine were achieved high production scalability and wide market recognition. Since we commenced the sales of YSJATM rabies vaccine in October 2020 and to March 31, 2024, we sold more than 27.3 million doses to 1,768 county-level CDCs in China.

In addition to the commercialized YSJATM rabies vaccine, we also have a pipeline of vaccine candidates powered by our proprietary PIKA immunomodulating technology platform. Our proprietary PIKA immunomodulating technology platform is core to the discovery and development of innovative biologics and will continue to be instrumental to our success. As of the date of this report, we have a portfolio of seven innovative product candidates: (1) three product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA YS-ON-001 and PIKA YS-HBV-001, and (2) three preclinical stage product candidates, targeting HBV, rabies, influenza, rabies and cancer with enormous medical demand. In addition, we are working on a series of therapeutic targets and products at the discovery stage. We were granted about 51 patents across more than 29 countries and regions relating to our PIKA immunomodulating technology and prophylactic and therapeutic product innovations. We believe that our PIKA immunomodulating technology platform has the potential to nurture a wide variety of innovative vaccines and therapeutic biologics.

As of March 31, 2024, we had an accumulated deficit of $325.2 million. We have funded our operations primarily with proceeds from revenues generated from the sales of our marketed product, YSJATM rabies vaccine and borrowings under our loan facilities.

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

Our ability to increase the sales of our marketed product

We commenced production of our marketed product, YSJA™ rabies vaccine with our GMP-compliant manufacturing facilities in February 2020 and sales and marketing in October 2020. Since October 2020 and to March 31, 2024, we sold approximately 27.3 million doses of product to 1,768 county-level CDCs in China. The sales volume of our marketed product is expected to have a significant impact on our results of operations. Our ability to increase the sales of our marketed product depends, in part, on whether we are able to effectively implement our marketing strategies. We intend to drive the full-scale commercialization of YSJA™ rabies vaccine to capture the significant unmet demand for rabies vaccine in China and Southeast Asia. We plan to expand our manufacturing facilities by establishing manufacturing facilities in Shenyang (China) and enhance our sales efforts by expanding our commercialization team, marketing service providers and county-level CDC coverage.

Our ability to commercialize our product candidates

Our business and results of operations will be dependent on the receipt of regulatory approval for and successful commercialization of our product candidates. Leveraging our proprietary PIKA immunomodulating technology platform, we have developed a robust pipeline of product candidates targeting viral infections and cancer, including three clinical stage candidates and four preclinical candidates. We expect PIKA rabies vaccine to lead and expedite our progress in the development and commercialization of existing pipeline products. We believe that our accumulated experience and resources in vaccine sales, manufacture and commercialization will be a strong driving force for the market launch of PIKA rabies vaccine and lay a solid foundation for our future expansion. For our other pipeline candidates, we plan to strategically accelerate our development and commercialization based on our PIKA immunomodulating technology to realize our full potential in other important prophylactic and therapeutic areas.

Our ability to optimize our cost structure

Our results of operations are affected by our costs and expenses. During the three fiscal years ended March 31, 2024, our results of operations were affected by our R&D, administrative, selling and other expenses. We expect that costs of sales and selling expenses will have a significant impact on our results of operations in the future as we started to sell YSJA™ rabies vaccine in October 2020. We also expect that our R&D and administrative expenses, among others, will continue to have a significant impact on our financial performance.

R&D activities are central to our business model. The development of our product candidates requires significant investment of resources over a prolonged period of time. We devoted significant resources to R&D activities. For the fiscal years ended March 31, 2024, 2023 and 2022, our R&D expenses were RMB302.8 million ($42.7 million), RMB318.7 million and RMB211.2 million, respectively. Our current R&D activities primarily relate to the clinical advancement of our product candidates. We expect our R&D expenses to continue to increase for the foreseeable future as we progress our product candidates, either from preclinical trials to clinical trials, or further into more advanced stages of clinical trials, and as we continue to support the clinical trials of our product candidates as treatments for additional indications.

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

Cost of revenue

Our costs primarily consist of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory and expensed as cost of revenue when the product is sold. We anticipate our direct costs associated with the rabies vaccine will increase over time mainly because the price of direct raw materials is rising.

Operating expenses

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of employee benefits, travel and entertainment, promotion and marketing service fees, and other marketing expenses. Employee benefits expenses primarily included salaries, share-based payment and other welfare for our commercialization staff. Traveling and entertainment expenses primarily are incurred by our commercialization staff in their sales activities. Promotion and marketing service fees primarily represented the costs we incurred to engage marketing service providers for the commercialization of YSJA™ rabies vaccines.

General and administrative expenses

General and administrative expenses primarily consisted of employee benefits, depreciation and amortization, provision for trade receivables and inventories, professional service fees and other expense. Employee benefits expenses primarily included salaries, share-based payment and other welfare for our administrative staff. Depreciation and amortization primarily consisted of depreciation for property, plant and equipment and right-of-use assets and amortization for intangible assets used for administrative purposes.

Research and development expenses

R&D expenses primarily consisted of employee benefits, testing and clinical trial, consulting service fees, depreciation and amortization, office and leasing and other expenses. Employee benefits expenses primarily included salaries, share-based payment and other welfare for our R&D employees. Testing and clinical trial expenses primarily represented costs we incurred in conducting clinical trials for its product candidates, including in-house testing fees, purchase of raw materials and consumables, and engagement of clinical trial sites and principal investigators. Consulting service fees primarily represented third-party contracting costs with respect to the engagement of CROs and CRCs, and testing and processing services fees charged by such third parties. Depreciation and amortization primarily consisted of depreciation expenses for property, plant and equipment and amortization expenses for intangible assets used for R&D purposes.

Income tax expense

We are subject to profit tax on an entity basis on profits arising in or sourced from the jurisdictions where our members are domiciled and operate.

Cayman Islands. Under the current laws of the Cayman Islands, Lakeshore Biopharma is not subject to tax on income or capital gains. In addition, upon payments of dividends by Lakeshore Biopharma to our shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong. Under the Hong Kong tax laws, Yisheng Hong Kong is exempted from profit tax on its foreign- sourced income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore. The subsidiary incorporated in Singapore files separate income tax returns in Singapore at Singapore statutory income tax rate of 17%.

China. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Liaoning Yisheng was approved as an HNTE in December 2021, Liaoning Yisheng is entitled to a reduced income tax of 15% and is able to enjoy the reduced income tax rate in the next three years. Since Beijing Yisheng was approved as an HNTE in December 2022, Beijing Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years.

United States. The subsidiary incorporated in Maryland, United States is subject to statutory United States federal corporate income tax at 21% and state income tax in Maryland at 8.25% during the reported fiscal periods.

Philippines. The subsidiary incorporated in Philippines is subject to income tax at 20%.

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

	Fiscal Years Ended March 31,
	2024			2023		Variance
	RMB	US$	%	RMB	%	RMB	%

Revenues	573,418,256	80,820,050	100.0	687,201,070	100.0	(113,782,814)	(16.6)
Cost of revenues	117,688,301	16,587,498	20.5	153,360,262	22.3	(35,671,961)	(23.3)
Gross profit	455,729,955	64,232,552	79.5	533,840,808	77.7	(78,110,853)	(14.6)
Operating expenses:
Selling and marketing	301,259,528	42,460,821	52.5	272,927,356	39.7	28,332,172	10.4
General and administrative	140,086,062	19,744,336	24.4	72,939,790	10.6	67,146,272	92.1
Impairment loss on inventory, property, plant and equipment and other assets	157,415,875	22,186,875	27.5	8,655,487	1.3	148,760,388	1,718.7
Research and development	302,800,992	42,678,082	52.8	318,700,526	46.4	(15,899,534)	(5.0)
Total operating expenses	901,562,457	127,070,114	157.2	673,223,159	98.0	228,339,298	33.9
Loss from operations	(445,832,502)	(62,837,562)	(77.7)	(139,382,351)	(20.3)	(306,450,151)	219.9
Other income (expenses):
Late fees for income tax	-	-	-	(3,603)	-	3,603	(100.0)
Late fees for social security insurance	(756,201)	(106,582)	(0.1)	(747,609)	(0.1)	(8,592)	1.1
Government grants	20,708,778	2,918,785	3.6	26,072,517	3.8	(5,363,739)	(20.6)
Financial expenses, net	(44,344,808)	(6,250,149)	(7.7)	(30,857,673)	(4.5)	(13,487,135)	43.7
Fair value changes of warrant liability	4,458,844	628,449	0.8	21,358	-	4,437,486	20,776.7
Other income, net	10,572,411	1,490,121	1.8	551,760	0.1	10,020,651	1,816.1
Total other expense, net	(9,360,976)	(1,319,376)	(1.6)	(4,963,250)	(0.7)	(4,397,726)	88.6
Loss before income taxes	(455,193,478)	(64,156,938)	(79.3)	(144,345,601)	(21.0)	(310,847,877)	215.3
Provision for income taxes benefit (expense)	21,728,607	3,062,524	3.8	(1,133,504)	(0.2)	22,862,111	(2016.9)
Net Loss	(433,464,871)	(61,094,414)	(75.5)	(145,479,105)	(21.2)	(287,985,766)	198.0

	Fiscal Years Ended March 31,
	2023		2022		Variance
	RMB	%	RMB	%	RMB	%

Revenues	687,201,070	100.0	502,949,894	100.0	184,251,176	36.6
Cost of revenues	153,360,262	22.3	117,066,090	23.3	36,294,172	31.0
Gross profit	533,840,808	77.7	385,883,804	76.7	147,957,004	38.3
Operating expenses:
Selling and marketing	272,927,356	39.7	185,999,704	37.0	86,927,652	46.7
General and administrative	72,939,790	10.6	98,144,146	19.5	(25,204,356)	(25.7)
Impairment loss on inventory, and other assets	8,655,487	1.3	9,476,354	1.9	(820,867)	(8.7)
Research and development	318,700,526	46.4	211,222,263	42.0	107,478,263	50.9
Total operating expenses	673,223,159	98.0	504,842,467	100.4	168,380,692	33.4
Loss from operations	(139,382,351)	(20.3)	(118,958,663)	(23.7)	(20,423,688)	17.2
Other income (expenses):
Late fees for income tax	(3,603)	0.0	(231,231)	0.0	227,628	(98.4)
Late fees for social security insurance	(747,609)	(0.1)	(1,852,378)	(0.4)	1,104,769	(59.6)
Government grants	26,072,517	3.8	23,020,413	4.6	3,052,104	13.3
Financial expenses, net	(30,857,673)	(4.5)	(2,717,433)	(0.5)	(28,140,240)	1,035.5
Fair value changes of warrant liability	21,358	0.0	-	0.0	21,358	100.0
Other income (expense), net	551,760	0.1	(327,987)	(0.1)	879,747	268.2
Total other income (expense), net	(4,963,250)	(0.7)	17,891,384	3.6	(22,854,634)	127.7
Loss before income taxes	(144,345,601)	(21.0)	(101,067,279)	(20.1)	(43,278,322)	42.8
Provision for income taxes	(1,133,504)	(0.2)	(4,937,122)	(1.0)	3,803,618	(77.0)
Net Loss	(145,479,105)	(21.2)	(106,004,401)	(21.1)	(39,474,704)	37.2

Fiscal year ended March 31, 2024 compared to fiscal year ended March 31, 2023

Revenue

Our revenue decreased by 16.6% from RMB687.2 million for the fiscal year ended March 31, 2023 to RMB573.4 million ($80.8 million) for the fiscal year ended March 31, 2024, primarily due to COVID-related disruptions affecting our manufacturing operations, and production, which reduced batch approvals and doses available for sale; offset by increases in product price by RMB2.9 per dose due to increased market recognition. The increase in production batches led to an increase in raw materials consumption, while sales volume and revenue decreased due to the decrease in batch approvals which resulting in a decrease in doses available for sale. LakeShore Biopharma sold 7.4 million doses of product for the fiscal year ended March 31, 2024, compared to 9.3 million doses of product for the fiscal year ended March 31, 2023.

Cost of revenue

Our cost of revenue primarily consisted of raw material costs, staff costs, manufacturing costs and depreciation expenses. The cost decreased by 23.3% from RMB153.4 million for the fiscal year ended March 31, 2023 to RMB117.7 million ($16.6 million) for the fiscal year ended March 31, 2024. The decrease in costs was attributable primarily to (1) the decrease in sales volume of YSJATM rabies vaccine products due to COVID-related disruptions affecting our manufacturing operations and production, which reduced batch approvals and doses available for sale; and (2) the decrease in unit cost caused by decrease in delivery cost by changing delivery party and increase in production batches.

Gross profit and profit margin

Our gross profit decreased by 14.6% from RMB533.8 million for the fiscal year ended March 31, 2023 to RMB455.7 million ($64.2 million) for the fiscal year ended March 31, 2024. The decrease in gross profit was due to the decrease in revenue. Our profit margin increased from 77.7% for the fiscal year ended March 31, 2023 to 79.5% for the fiscal year ended March 31, 2024. The improvement in our profit margin was primarily due to the increase in unit price resulting from increased market recognition and decrease in unit cost caused by decrease in delivery cost by changing delivery party and increase in production batches.

Selling and marketing expenses

Selling and marketing (“S&M”) expenses increased by 10.4% from RMB272.9 million for the fiscal year ended March 31, 2023 to RMB301.3 million ($42.5 million) for the fiscal year ended March 31, 2024. The increase in S&M expenses was primarily due to the increase in promoting and marketing service fees, RMB26.4 million, to promote the YSJATM rabies vaccine products continuously and to deal with fierce industry competition.

The following table sets forth a breakdown of our selling expenses in amount and as a percentage of the total selling expenses for the periods indicated.

	Fiscal Years Ended March 31
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
Promoting and marketing service fees	275,761,994	91.5	249,347,280	91.4	26,414,714	10.6
Employee benefits	20,814,258	6.9	21,369,530	7.8	(555,272)	(2.6)
Other	4,683,276	1.6	2,210,546	0.8	2,472,730	111.9
Total	301,259,528	100.0	272,927,356	100.0	28,332,172	10.4

General and administrative expenses

General and administrative expenses increased by 92.1% from RMB72.9 million for the fiscal year ended March 31, 2023 to RMB140.1 million ($19.7million) for the fiscal year ended March 31, 2024, primarily because (i) the professional service fee increased by RMB34.5 million, mainly including legal fee, auditing fee and D&O insurance; (ii) employee benefits increased by RMB35.6 million.

The following table sets forth a breakdown of our general and administrative expenses in amount and as a percentage of the total general and administrative expense for the periods indicated.

	Fiscal Years Ended March 31
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
Employee benefits	76,935,771	54.9	41,381,933	56.7	35,553,838	85.9
Depreciation and Amortization	6,463,248	4.6	6,331,847	8.7	131,401	2.1
Professional service fees	35,798,987	25.6	1,272,893	1.7	34,526,094	2,712.4
Office	1,900,626	1.4	2,039,932	2.8	(139,306)	(6.8)
Taxes and surcharges	6,789,028	4.8	6,537,346	9.0	251,682	3.8
Other	12,198,402	8.7	15,375,839	21.1	(3,177,437)	(20.7)
Total	140,086,062	100.0	72,939,790	100.0	67,146,272	92.1

Impairment loss on inventory, property, plant and equipment and other assets

Impairment loss on inventory, property, plant and equipment and other assets increased by 1,718.7% from RMB8.7 million for the fiscal year ended March 31, 2023 to RMB157.4 million ($22.2 million) for the fiscal year ended March 31, 2024. The increase in impairment loss on inventory, property, plant and equipment and other assets was primarily attributable to (i) impairment loss on inventory increased by RMB69.7 million due primarily to COVID-related disruptions affecting the Company's manufacturing operations and production and impairment for raw material used for R&D in COVID vaccines. (ii) impairment loss on property, plant and equipment increased by RMB80.2 million attributed to write-down of PP&E related to COVID equipment, offset by a decrease of RMB1.1 million in impairment loss on other assets, primarily of credit losses on accounts receivable.

The following table sets forth a breakdown of our impairment loss on inventory, property, plant and equipment and other assets in absolute amount and as a percentage of the total impairment loss on inventory and other assets for the periods indicated.

	Fiscal Years Ended March 31
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
Impairment loss on other assets	7,507,036	4.8	8,655,487	100.0	(1,148,451)	(13.3)
Impairment loss on inventory	69,671,843	44.3	-	-	69,671,843	NM
Impairment loss on property, plant and equipment	80,236,996	50.9	-	-	80,236,996	100.0
Total	157,415,875	100.0	8,655,487	100.0	148,760,388	1,718.7

Our impairment loss on other assets, primarily credit losses on trade receivables, were RMB7.5 million for the fiscal year ended March 31, 2024, a decrease of RMB1.1 million or 13.3% from RMB8.7 million for 2023. Expected credit losses are determined based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. We deemed accounts receivables and other receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable.

From April 1, 2024 to July 31, being the date of the auditors’ opinion on our financial statement for the two fiscal years ended March 31, 2024, the subsequent settlement of our accounts receivable as of March 31, 2024 is shown in the following table:

Fiscal Year Ended March 31,	0-90 days	90-180 days	180-365 days	>365 days	Total
2024(RMB)	43,053,120	59,086,450	61,377,931	30,747,514	194,265,015
2024(US)	6,068,093	8,327,900	8,650,871	4,333,688	27,380,552

As of August 12, 2024, we collected approximately RMB194.3 million, or 41.0%, of our accounts receivable as of March 31, 2024. We are not aware of any collection risk on the remaining balance.

Our trading terms with our customers are mainly on a 120-days credit term. In practice, the credit term is normally 180 to 360 days.

The days sales outstanding increased by 43 days, or 16.4%, from 259 days for the fiscal year ended March 31, 2023 to 301 days for the fiscal year ended March 31, 2024. The increase in days sales outstanding was primarily due to the impact of COVID-19.

Other income (expenses)

We recorded other expenses, net of RMB9.4 million ($1.3 million) for the fiscal year ended March 31, 2024, as compared to RMB5.0 million for the fiscal year ended March 31, 2023, primarily attributable to (1) a decrease of RMB5.4 million in government grants; (2) an increase of RMB13.5 million in financial expense due to increase in interest expense of RMB12.5 million for a loan from R-Bridge and RMB3.0 million for other bank loans; offset by increase in bank interest income of RMB1.9 million; (3) an increase of RMB4.4 million in fair value changes of warrant liability; and (4) an increase of RMB10.0 million in other income, net due primarily to a termination of R&D in COVID-19 vaccine entrusted to a third party. Considering this COVID-19 vaccine did not receive approval, the final payment of RMB10.0 million did not need to be paid according to the contract.

Income tax expense

Our PRC subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements. Our income tax benefit increased from income tax expense of RMB1.1 million in the fiscal year ended March 31, 2023 to income tax benefit of RMB21.7 million ($3.1 million) in the fiscal year ended March 31, 2024, primarily due to the increase in deferred tax assets from write-down of inventories to net realizable value and impairment of property, plant and equipment in fiscal 2024.

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

Net loss

As a result of the foregoing, we recognized net loss of RMB433.5 million ($61.1 million) and RMB145.5 million for the fiscal years ended March 31, 2024 and 2023, respectively.

Research and development expenses

R&D expenses decreased by 5.0% from RMB318.7 million for the fiscal year ended March 31, 2023 to RMB302.8 million ($42.7 million) for the fiscal year ended March 31, 2024. The decrease in R&D expenses was primarily attributable to (i) a decrease of RMB4.5 million in testing and clinical trial fees associated with COVID-19 vaccines; (ii) a decrease of RMB11.4 million in employee benefits driven by optimization of staffing; and partially offset by an increase of RMB5.0 million in depreciation and amortization for property, plant and equipment and intangible assets used for R&D purpose.

The following table sets forth a breakdown of our R&D expenses in amount and as a percentage of total R&D expenses for the periods indicated.

	Fiscal Years Ended March 31,
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
Testing and clinical trial fees	210,997,087	69.7	215,474,939	67.6	(4,477,852)	(2.1)
Consulting service fees	9,058,949	3.0	9,772,154	3.1	(713,205)	(7.3)
Employee benefits	56,716,238	18.7	68,073,077	21.4	(11,356,839)	(16.7)
Depreciation and amortization	20,749,231	6.9	15,736,087	4.9	5,013,144	31.9
Office and leasing	1,190,874	0.4	1,109,292	0.3	81,582	7.4
Other	4,088,613	1.4	8,534,977	2.7	(4,446,364)	(52.1)
Total	302,800,992	100.0	318,700,526	100.0	(15,899,534)	(5.0)

The following table below sets forth a breakdown of our key R&D projects.

	Fiscal Years Ended March 31,
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
PIKA Recombinant COVID-19 vaccine	90,305,820	29.8	212,197,698	66.6	(121,891,878)	(57.4)
PIKA rabies vaccine	128,995,501	42.6	60,017,584	18.8	68,977,917	114.9
PIKA YS-0N-001	7,237,524	2.4	9,201,004	2.9	(1,963,480)	(21.3)
PIKA HBV vaccines	42,233,799	13.9	12,794,983	4.0	29,438,816	230.1
PIKA adjuvant	8,237,970	2.7	7,979,196	2.5	258,774	3.2
YSJATM rabies vaccine	21,293,796	7.0	5,949,199	1.9	15,344,597	257.9
Other	4,496,582	1.5	10,560,862	3.3	(6,064,280)	(57.4)
Total	302,800,992	100.0	318,700,526	100.0	(15,899,534)	(5.0)

Fiscal year ended March 31, 2023 compared to fiscal year ended March 31, 2022

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

Cost of revenue

Our cost of revenue primarily consisted of raw material costs, staff costs, manufacturing costs and depreciation expenses. The cost increased by 31.0% from RMB117. 1 million for the fiscal year ended March 31, 2022 to RMB153.4 million ($22.3 million) for the fiscal year ended March 31, 2023. The increase in costs was primarily attributable to the increase in sales volume of YSJATM rabies vaccine products.

Gross profit and profit margin

Our gross profit increased by 38.3% from RMB385.9 million for the fiscal year ended March 31, 2022 to RMB533.8 million ($77.7 million) for the fiscal year ended March 31, 2023. The increase in gross profit was primarily due to the increase in revenue and unit price. Our profit margin remained relatively stable for the fiscal years ended March 31, 2023 and 2022.

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

General and administrative expenses

General and administrative expenses decreased by 25.7% from RMB98.1 million for the fiscal year ended March 31, 2022 to RMB72.9 million ($11.0 million) for the fiscal year ended March 31, 2023, primarily because the professional service fee decreased significantly by RMB29.4 million, of which RMB32.8 million offering cost was capitalized

The following table sets forth a breakdown of our general and administrative expenses in amount and as a percentage of the total general and administrative expense for the periods indicated.

	Fiscal Years Ended March 31
	2023		2022		Variance
	RMB	%	RMB	%	RMB	%
Employee benefits	41,381,933	56.7	41,599,522	42.4	(217,589)	(0.5)
Depreciation and Amortization	6,331,847	8.7	5,998,308	6.1	333,539	5.6
Professional service fees	1,272,893	1.7	30,680,853	31.3	(29,407,960)	(95.9)
Office	2,039,932	2.8	2,766,021	2.8	(726,089)	(26.3)
Taxes and surcharges	6,537,346	9.0	5,379,934	5.5	1,157,412	21.5
Other	15,375,839	21.1	11,719,508	11.9	3,656,331	31.2
Total	72,939,790	100.0	98,144,146	100.0	(25,204,356)	(25.7)

Impairment loss on inventory and other assets

Impairment loss on inventory and other assets decreased by 8.7% from RMB9.5 million for the fiscal year ended March 31, 2022 to RMB8.7 million ($1.3 million) for the fiscal year ended March 31, 2023. The decrease in impairment loss on inventory and other assets were primarily attributable to impairment loss on inventory decreased by RMB4.4 million, partially offset by an increase of RMB3.6 million in impairment loss on other assets, primarily of credit losses on accounts receivable.

The following table sets forth a breakdown of our impairment loss on inventory and other assets in amount and as a percentage of the total impairment loss on inventory and other assets for the periods indicated.

	Fiscal Years Ended March 31
	2023		2022		Variance
	RMB	%	RMB	%	RMB	%
Impairment loss on other assets	8,655,487	100.0	5,082,725	53.6	3,572,762	70.3
Impairment loss on inventory	-		4,393,629	46.4	(4,393,629)	(100.0)
Total	8,655,487	100.0	9,476,354	100.0	(820,867)	(8.7)

Our impairment loss on other assets, primarily credit losses on trade receivables, were RMB8.7 million for the fiscal year ended March 31, 2023, representing an increase of RMB3.6 million or 70.3% from RMB5.1 million for 2022. Expected credit losses are determined based on individual account analysis, historical collection trend, and best estimate of specific losses on individual exposures. We deemed accounts receivables and other receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable.

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

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	Fiscal Years Ended March 31,
	2024		2023	2022
	RMB	US$	RMB	RMB
Net cash used in operating activities	(295,229,603)	(41,610,939)	(182,469,396)	(173,545,357)
Net cash used in investing activities	(44,250,714)	(6,236,887)	(56,981,720)	(298,923,958)
Net cash provided by financing activities	205,261,352	28,930,423	317,449,926	364,558,145
Effect of foreign exchange rate on cash and cash equivalents	10,400,371	1,465,874	21,303,512	(11,478,411)
Net (decrease) increase in cash and cash equivalents	(123,818,594)	(17,451,529)	99,302,322	(119,389,581)
Cash and restricted cash at the beginning of the fiscal year	370,369,825	52,201,526	271,067,503	390,457,084
Cash and restricted cash at the end of the fiscal year	246,551,231	34,749,997	370,369,825	271,067,503

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

As of March 31, 2024, 2023 and 2022, our principal source of liquidity was our cash balance of RMB246.4 million ($34.7 million), RMB370.1 million and RMB271.1 million, respectively, which was held for working capital purposes. We incurred a net loss after tax of RMB433,5 million ($61.1 million), RMB145.5 million and RMB106.0 million for the fiscal years ended March 31, 2024 and 2023, 2022, respectively.

Our primary uses of cash are to fund the development of our product candidates, our clinical trials, our construction of research and manufacturing facilities, purchase of equipment, compensation of key personnel, administrative expenses and other recurring expenses. Our net cash used in operating activities was RMB295.2 million ($41.6 million), RMB182.5 million and RMB173.5 million in the fiscal years ended March 31, 2024, 2023 and 2022, respectively, primarily due to R&D and administrative expenses. Our operating cash flow will continue to be affected by our R&D expenses, in particular clinical trial fees for our product candidates, and administrative expenses. We have historically primarily funded our working capital requirements through proceeds from equity and debt financing. And our proceeds from the Business Combination are mainly used for overseas clinical trial and operations, while proceeds from bank loans is mainly used for operations of PRC subsidiaries.

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

Our ability to obtain additional financing from exercise of Warrants may be limited. There is no assurance that the holders of the Warrants will elect to exercise any of the Warrants, which could impact our liquidity position. Whether holders of Warrants will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the ordinary shares. Each Warrant will become exercisable for one Ordinary Share at $11.50. Therefore, if and when the trading price of the ordinary shares is less than $11.50, we expect that holders of Warrants would not have the financial incentive to exercise their Warrants. We could receive up to $192.6 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the holders of Warrants exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 15, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result of the above and coupled with the level of Redemption Rate, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this registration statement to continue to fund our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Working Capital Need—We may need to obtain substantial additional financing to fund our operations, and a failure to obtain necessary capital when needed would force us to delay, limit, reduce or terminate our product development or commercialization efforts.”

Our management closely monitors uses of cash and cash balances and strives to maintain a healthy liquidity for our operations. Going forward, we believe our liquidity requirements will be satisfied by cash generated from our operations and financing activities. As of March 31, 2024, 2023 and 2022, our working capital was RMB100.9 million ($14.2 million), RMB377.2 million and RMB288.9 million, respectively.

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

Net cash used in operating activities of RMB295.2 million ($41.6 million) for the fiscal year ended March 31, 2024 was primarily from a net loss for the fiscal year of RMB433.5 million ($61.1 million) adjusted for certain non-cash items, which included deferred income taxes benefit of RMB21.7 million ($3.1 million), depreciation of RMB35.4 million ($5.0 million), amortization of intangible assets of RMB6.8 million ($1.0 million), loss on disposal of property and equipment of RMB13,135 ($1,851), provision for impairment of plant of RMB80.2 million ($11.3 million), share- based compensation expense of RMB9.8 million ($1.4 million), bad debt provision of trade receivable and inventories of RMB5.0 million ($0.7 million), write-down of inventories to net realizable value of RMB68.2 million ($9.6 million), non-cash lease expense of RMB4.8 million ($0.7 million), and increase of fair value change of warrant liabilities of RMB4.5 million ($0.6 million). The net changes in operating assets and liabilities of RMB73.6 million ($10.4 million) were primarily related to an increase in inventories of RMB86.3 million ($12.2 million) due to increase in production batches, a decrease in trade receivables of RMB13.9 million ($2.0 million) due to decrease in sales volume resulting from batch approvals and doses available for sale drawdown affected by COVID-19, an increase in prepaid expenses and other current assets of RMB5.3 million ($0.7 million) due primarily to prepayment for patent, a decrease in trade payables of RMB12.7 million ($1.8 million) due primarily to a termination of R&D entrusted to a third party and payment to another third party for R&D, an increase in accrued expenses and current liabilities of RMB53.2 million ($7.5 million) due to promotion fee to expand the access to district and county CDCs and hospitals, a decrease in government grant of RMB3.6 million ($$0.5 million) and a decrease in lease liabilities of RMB5.1 million ($0.7 million).

Net cash used in operating activities of RMB182.5 million for the fiscal year ended March 31, 2023 was primarily from a net loss for the fiscal year of RMB145.5 million adjusted for certain non-cash items, which included deferred income taxes RMB1.1 million, depreciation of RMB29.7 million, amortization of intangible assets of RMB7.0 million, share- based compensation expense of RMB3.5 million, bad debt provision of trade receivable and inventories of RMB10.8 million, reversal of inventories to net realizable value of RMB0.7 million, non-cash lease expense of RMB4.4 million, and increase of fair value change of warrant liabilities of RMB0.02 million. The net changes in operating assets and liabilities of RMB92.7 million were primarily from an increase in inventories of RMB18.2 million due to increase in production batches, an increase in trade receivables of RMB165.2 million from increased sales of the rabies vaccine in 2023 fiscal year, a decrease in prepaid expenses and other current assets of RMB9.0 million due primarily to increased prepayments for construction in progress, an increase in trade payables of RMB49.6 million as a result of extending the accounting period for customers, an increase in accrued expenses and current liabilities of RMB43.0 million due to RMB22.7 million of promotion fee to expand the access to district and county CDCs and hospitals and RMB29.3 million of marketing deposit and transportation fees resulting from expanded sales, which were partially offset by decrease in deferred government grant of RMB6.4 million, and payment of lease liabilities of RMB4.6 million.

Net cash used in operating activities of RMB173.5 million for the fiscal year ended March 31, 2022 was primarily from a net loss for the fiscal year of RMB106 million adjusted for certain non-cash items, which included Deferred income taxes RMB4.9 million , depreciation of RMB24.5 million, amortization of intangible assets of RMB6.7 million, loss on disposal of property, plant and equipment of RMB0.3 million, share- based compensation expense of RMB7.8 million, impairment of trade receivable and inventories of RMB5.1 million, write-down of inventories to net realizable value of RMB4.4 million, and non-cash lease expense of RMB3.8 million. The net changes in operating assets and liabilities of RMB124.9 million were primarily from an increase in inventories of RMB89.5 million due to increased demand in rabies vaccine and our decision to continue to increase our inventory level to avoid any unpredictable logistics disruption or rising cost of raw material from the ongoing impact of COVID-19 on the global supply chain, an increase in trade receivables of RMB99.1 million from increased sales of the rabies vaccine in 2022 fiscal year, a decrease in amounts due from related parties of RMB30.1 million, a decrease in prepaid expenses and other current assets of RMB59.2 million due primarily to increased prepayments for construction in progress, an increase in trade payables of RMB14.4 million as a result of extending the accounting period for customers, which were partially offset by a decrease in accrued expenses and current liabilities of RMB35.6 million due to decrease expenditure on staff costs and increase expenditure for construction in progress, decrease in deferred government grant of RMB0.7 million, and payment of lease liabilities of RMB3.8 million.

Investing activities

Cash flows used in investing activities primarily relate to purchase of property plant and equipment, acquisition of a subsidiary (net of cash acquired), investment in joint ventures as well as purchase of intangible assets.

Net cash used in investing activities was RMB44.2 million ($6.2 million) for the fiscal year ended March 31, 2024, which consisted of payment for purchase of items of property, plant and equipment.

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

Financing activities

Net cash generated from financing activities was RMB205.3 million ($28.9 million) for the fiscal year ended March 31, 2024, which consisted primarily of RMB284.2 million ($40.1 million) from issuance of ordinary shares and RMB337.9 million ($47.6 million) from bank loans and other borrowings, partially offset by RMB416.8 million ($58.7 million) in repayment of bank loans and other borrowings.

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

Contractual Obligations

On September 13, 2021, LakeShore Biopharma entered into a credit facility of RMB100.0 million with China Guangfa Bank Co., Ltd. Shenyang Branch for three years to finance our working capital requirements. LakeShore Biopharma drew RMB35.8 million from June 19, 2023 to August 24, 2023, with interest at 5.66%, which was due from December 16, 2023 to March 12, 2024, and drew RMB 18.4 million from November 21, 2023 to March 1, 2024, with interest at 4.50%, which is due from September 1, 2024 to September 10, 2024. From June 2, 2023 to January 2, 2024, LakeShore Biopharma repaid RMB77.0 million. As of March 31, 2024, the balance of RMB18.4 million (US$2,6 million) was outstanding.

On July 12, 2021, LakeShore Biopharma entered into a credit facility of RMB140.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. LakeShore Biopharma drew down RMB6.7 million on April 28, 2023 with interest at 5.30%, which was due on December 23, 2023, and drew RMB85.0 million from September 27, 2023 to February 28, 2024, of which RMB46.6 million is due from March 21, 2024 to March 21, 2025 and RMB38.4 million is due from April 12, 2025 to November 7, 2025. From April 4, 2023 to March 21, 2024, LakeShore Biopharma repaid RMB91.3 million. As of March 31, 2024, the balance of RMB83.4 million (US$11.8 million) is outstanding, of which RMB45.0 million (US$6.3 million) is due within one year. In April, 2024, RMB3.4 million (US$0.5 million) was repaid.

On January 13, 2023, LakeShore Biopharma entered into a credit facility of RMB40.0 million with China CITIC Bank Shenyang Tiexi Branch, due November 1, 2025, to finance its working capital requirements. LakeShore Biopharma drew RMB12.8 million from May 24, 2023 to July 11, 2023 with interest at 5.00%, which was due from February 6, 2024 to May 29, 2024, and drew RMB3.55 million from July 17, 2023 to July 18, 2023, with interest at 4.75%, which was due on May 29, 2024. From October 13, 2023 to February 19, 2024, LakeShore Biopharma repaid RMB27.6 million. As of March 31, 2024, the balance of RMB12.4 million (US$1.7 million) is outstanding. On May 29, 2024, RMB12.4 million (US$1.7 million) was repaid.

On May 6, 2022, China CITIC Bank Shenyang Tiexi Branch issued one letter of credit of RMB5.0 million to LakeShore Biopharma with interest at 3.25%. As of March 31, 2024, LakeShore Biopharma repaid it fully.

From September 9, 2022 to November 25, 2022, LakeShore Biopharma borrowed RMB31.3 million in total with interest at 4.00% from China Construction Bank Shenyang Heping Branch for one year. The loan was due from September 8, 2023 to November 24, 2023. From March 17, 2023 to November 15, 2023, LakeShore Biopharma borrowed RMB43.8 million in total with interest at 4.00% from China Construction Bank Shenyang Heping Branch. The loan will be due from July 24, 2024 to November 14, 2025. From June 5, 2023 to October 8, 2023, LakeShore Biopharma repaid RMB31.3 million. As of March 31, 2024, the balance of RMB43.8 million (US$6.2 million) is outstanding, of which RMB 39.0 million (US$5.5 million) is due within one year. On July 29, 2024, Lakeshore Group repaid RMB3.1 million (US$0.4 million).

On January 16, 2023, LakeShore Biopharma borrowed RMB988,000 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On July 20, 2023, LakeShore Biopharma borrowed RMB712,400 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On December 8, 2023, LakeShore Biopharma repaid RMB988,000. In July 2024, the balance of RMB0.7 million (US$0.1 million) was repaid.

On November 8, 2022, LakeShore Biopharma borrowed RMB26.0 million with interest at 5.00% from Zhongguancun Technology Leasing Co., Ltd for 36 months. LakeShore Biopharma shall repay RMB722,222 monthly from December 15, 2022 to October 15, 2025 and pay the last repayment of RMB722,230 on November 7, 2025. LakeShore Biopharma repaid RMB2.9 million from December 2022 to March 2023 and 8.7 million from April 2023 to March 2024. As of March 31, 2024, the balance of RMB14.4 million (US$2.0 million) is outstanding, of which RMB8.7 million (US$1.2 million) is due within one year.

On November 15, 2023, LakeShore Biopharma borrowed RMB6.9 million from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements, with interest at 4.55%. This loan will mature on November 15, 2025. As of March 31, 2024, the balance of RMB6.9 million (US$1.0 million) is outstanding, of which RMB1.4 million (US$0.2 million) is due within one year. In May 2024, RMB0.7 million (US$0.1 million) was repaid.

On January 8, 2024, LakeShore Biopharma borrowed RMB4.5 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 8, 2024 to January 8, 2026. As of March 31, 2024, the balance of RMB4.5 million (US$0.6 million) is outstanding, of which RMB0.9 million (US$0.1 million) is due within one year. In July 2024, RMB0.5 million (US$0.1 million) was repaid.

On January 18, 2024, LakeShore Biopharma borrowed RMB4.4 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 18, 2024 to January 18, 2026. As of March 31, 2024, the balance of RMB4.4 million (US$0.6 million) is outstanding, of which RMB0.9 million (US$0.1 million) is due within one year. In July 2024, RMB0.4 million (US$0.1 million) was repaid.

From August 16, 2023 to September 18, 2023, LakeShore Biopharma borrowed RMB29.8 million with interest at 4.00% from Industrial Bank Shenyang Branch for one year. The loan will be due from August 15, 2024 to September 17, 2024. As of March 31, 2024, the balance of RMB29.8 million (US$4.2 million) is outstanding.

On March 16, 2022, LakeShore Biopharma entered into a facility agreement with R-Bridge Healthcare Fund, LP, as agent, to finance RMB274,868,000 (US$40,000,000) for 54 months with interest at 4.00%. On December 27, 2023, HK Yisheng received a letter from R-Bridge (the “R-Bridge Letter”), notifying the Company it has reason to believe that HK Yisheng defaulted under financial covenants and other obligations under the facility agreement, and under the instructions of the lenders to urge the Company to consider and reach an amicable solution with the lenders, including, without limitation, repaying the loan in full, as soon as possible. The Company repaid $15.0 million, $10.0 million and $17.7million respectively in February, March and April, 2024. In April 2024, the Company repaid its full amount of $40.0 million and accrued interest.

From July 7, 2023 to January 16, 2024, LakeShore Biopharma borrowed RMB30.0 million with interest at 4.0% from Minsheng Bank Shenyang Huanghe Street Branch, due from July 7, 2024 to January 16, 2025. As of March 31, 2024, the balance of RMB30.0 million (US$4.2 million) is outstanding. In July 2024, RMB11.3 million (US$1.6 million) was repaid.

From August 14, 2023 to September 14, 2023, LakeShore Biopharma borrowed RMB20.0 million with interest at 4.25% from Industrial Bank Shenyang Branch for about three years. The loan will be due from July 31, 2026 to September 3, 2026. As of March 31, 2024, the balance of RMB20.0 million (US$2.8 million) is outstanding.

On May 29, 2023, LakeShore Biopharma borrowed RMB40.0 million with interest at 4.80% from CITIC Financial Leasing Co., Ltd for three years. The loan will be due on May 29, 2026. From August 15, 2023 to February 18, 2024, LakeShore Biopharma repaid RMB9.5 million. As of March 31, 2024, the balance of RMB30.5 million (US$4.3 million) is outstanding, of which RMB13.1 million (US$1.9 million) is due within one year.

LakeShore Biopharma recorded RMB47.5 million, RMB32.0 million and RMB2.8 million of interest expense for the years ended March 31, 2024, 2023 and 2022, respectively.

Lease liabilities

A summary of our operating lease commitments as of March 31, 2024 s as follows:

Year Ended March 31,	(RMB)	(US$)
2025	5,386,340	$759,174
2026	1,813,582	255,614
Total lease payments	7,199,922	1,014,788
Less: Interest	(259,789)	(36,616)
Present value of operating lease liabilities	6,940,133	$978,172

As of March, 31, 2024, the outstanding, discounted amount of lease liabilities was RMB6.9 million ($1.0 million) which was for the lease agreements for one premises in China, one premises in Singapore, one premises in United States and one premises in Philippine.

Contingencies

In 2018, Liaoning Yisheng filed a sales contract dispute with Hebei Defense Biological Products Supply Center. The Supreme People’s Court of Liaoning supported the Liaoning Yisheng’s claim the defendant Hebei Weifang should pay RMB2,465,807 for Liaoning Yisheng vaccine within 20 days after the judgment came into effect. As of the date of this report, YS Group received RMB1,636,755 from Hebei Defense Biological Products Supply Center, and the balance of RMB829,052 may be received in fiscal 2025.

In October, 2023, Liaoning Yisheng filed an engineering dispute with Shenyang Baimu Technology Co., Ltd (“Shenyang Baimu”), claiming Shenyang Baimu should pay a penalty of RMB2,180,000 for engineering delays and refund the overpaid funds. As the proceedings are under trial, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible gain or a range of reasonably possible gains cannot be made.

In December, 2023, Liaoning Yisheng filed an engineering dispute with Aoxing Pharmaceutical Equipment (Shijiazhuang) Co., Ltd (“Aoxing”), claiming Aoxing should refund RMB1,860,000 ($260,000) and pay a penalty of RMB155,000 ($22,000) for engineering delays. As the proceedings are under trial, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible gain or a range of reasonably possible gains cannot be made.

In April, 2024, Jilin Ruisheng Science and Trade Company (“Jilin Ruisheng”) Filed a dispute with Liaoning Yisheng, claiming Liaoning Yisheng should refund RMB164,141 ($23,000) and interest of RMB28,314 ($4,000). As the proceedings are in the early stages, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

LakeShore Biopharma was also involved in labor disputes as of March 31, 2024. As the proceedings are in the early stages or the second appeal, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

Since December 2023, the Company has been involved in several legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates. On December 22, 2023, the Grand Court of the Cayman Islands (the “Grand Court”) granted the Company an injunction against Mr. Zhang, which restrained Mr. Zhang from, among other things, taking any steps to exercise any powers of, or hold himself out to be, chairperson of our Board. That injunction was discharged by the Grand Court on February 6, 2024. On February 16, 2024, the Company obtained another injunction from the Grand Court which restrained Mr. Zhang and his associates, including Nan Zhang, Yun (Monica) Zhang, Lui Chi Keung and Jing Xian Li from, among other things, holding themselves out to be directors of our Company and from taking any steps to exercise any powers as though they were directors. On April 3, 2024, the Company filed an Amended Statement of Claim with the Grand Court in its proceedings against Mr. Zhang and his associates. The Amended Statement of Claim seeks various forms of declaratory and injunctive relief against the defendants as well as damages. On June 7, 2024, Mr. Zhang filed a Defence with the Grand Court which, among other things, alleges that certain present and former directors of the Company took steps to improperly oust Mr. Zhang from, and to seize control of, the Company and that certain present and former directors of the Company breached their fiduciary duties to the Company (which Mr. Zhang pleaded will be the subject of separate derivative proceedings) and denies the Company’s entitlement to the relief the Company has claimed in its Amended Statement of Claim. On August 2, 2024, the Company filed and served its Reply by which the Company has, among other things, denied these allegations.

In 2024, Mr. Zhang filed a writ of summons (the “Writ of Summons”) with the Grand Court against the Company and certain of its directors and executive officers and Apex Prospect Limited, seeking, amongst other things, (i) a declaration that the issue by the Company of 95,269,762 shares to Apex (the “Apex Shares”) was invalid and of no effect; (ii) an injunction restraining Apex from exercising any voting rights in respect of the Apex Shares; (iii) a declaration that the removal of Mr. Zhang as a director of the Company on February 12, 2024 was invalid and of no effect; and (iv) a declaration that the appointment of new directors to the Company on February 13, 2024 was invalid and of no effect and an injunction restraining the individuals appointed as new directors of the Company on February 13, 2024 from holding themselves out to be directors of the Company or exercising any power as directors of the Company. As of the date of this Annual Report, the Writ of Summons has not yet been served on the Company or any of the other defendants.

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought RMB919 million ($128 million), primarily covering fees for research and development services of RMB198 million ($28 million) and accrued interest, borrowings and other fees of RMB721 million ($101 million) until full payment. The Claimants allege Liaoning Yisheng owes them fees for research and development services from as early as 2002, and the parties entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million ($101 million) in the aggregate, including fees for research and development services of RMB198 million ($28 million) and accrued interest, borrowings and other fees of RMB525 million ($74 million) until full payment. In connection with the arbitration proceedings, Liaoning Yisheng’s inventory of YSJATM rabies vaccine with an appraisal value of approximately RMB902 million ($126 million) had been frozen. Liaoning Yisheng received a decision from the Kaifeng Arbitration Commission on June 18, 2024, to suspend the arbitration, and filed a case with the Kaifeng Intermediate People’s Court on June 12, 2024, to confirm the validity of the arbitration agreement.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng agreed to repay the Claimant approximately RMB59 million ($8 million) in the aggregate. The Claimant sought an arbitration award of RMB83 million ($12 million) from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases.

Holding Company Structure

We are a holding company with no business operations. We conduct a substantial portion of our business and operations through our PRC subsidiaries, in particular, Liaoning Yisheng and Beijing Yisheng, and a substantial portion of our assets are located in China. As a result, our ability to pay dividends and to service any debt we may incur overseas largely depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to their shareholder only out of their after-tax profits, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (the “PRC GAAP”). The aggregate Accumulated Deficit for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB515.7 million and RMB702.4 million ($99.0 million) as of March 31, 2023 and 2024, respectively. In addition, pursuant to the relevant PRC laws, enterprises in the PRC have appropriate from their after-tax profit, as determined under PRC GAAP, to statutory common reserve funds. The appropriation to the statutory common reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of such PRC enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulations” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, holders of our securities may potentially be subject to PRC taxes on dividends paid by it in the event we are deemed as a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—PRC Taxation” for more details.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including Lakeshore Biopharma, or any investors as of the date of this Annual Report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. Historically, Liaoning Yisheng has also received equity financing from our shareholders to fund business operations of our PRC subsidiaries. In the fiscal years ended March 31, 2022, 2023 and 2024, we transferred cash to Liaoning Yisheng of RMB291.1 million USD equivalent, nil and nil. In the future, cash raised from overseas financing activities may be transferred by us through our subsidiaries outside China to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries will pay dividends to their offshore shareholder to meet the capital needs of our business operations out of the PRC. For details about the applicable. PRC regulations and rules relating to such cash transfers through us and the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Cash is transferred among us, our offshore subsidiaries and our PRC subsidiaries, in the following manner: (i) funds are transferred to our PRC subsidiaries from us as needed through our subsidiaries outside China in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our PRC subsidiaries to us through our subsidiaries outside China. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. None of our subsidiaries outside China made distribution to certain shareholders. In the future, our ability to pay dividends, if any, to our shareholders and warrant holders and to service any debt we may incur will depend upon dividends paid by our subsidiaries. In the fiscal years ended March 31, 2022, 2023 and 2024, we did not transfer any cash to any of our PRC subsidiaries except for the cash transfers within us connection with the paid-in capital in our PRC subsidiaries, including the contribution of $45,099,071 by HK Yisheng to Liaoning Yisheng’s paid-in capital during the fiscal year ended March 31, 2022 and the contribution of $1,008,768 by HK Yisheng to Beijing Yisheng’s paid-in capital during the fiscal year ended March 31, 2024.

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

Internal Control over Financial Reporting

We are a private company with limited accounting personnel and other resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. In connection with the audit of our CFS as of and for the years ended March 31, 2024 and 2023, we and our independent registered public accounting firm identified a material weakness in our ICFR as of March 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim CFS will not be prevented or detected on a timely basis.

The material weakness is From a to 1) an ineffective internal control environment – certain “tone at the top” issues had resulted in extended delay in the implementation of critical entity level controls and process level controls across our operating entities; 2) insufficient accounting and finance personnel to effectively manage our pertinent operating, accounting and financial reporting risks, and design and implement policies and procedures to mitigate the related fraud risks; 3) a lack of qualified personnel in the accounting and financial reporting process who are knowledgeable of U.S. GAAP and pertinent SEC reporting requirements; and 4) a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements. To remediate our identified material weakness, We are implementing a number of measures to address the material weaknesses identified, including: (i) hiring additional accounting and financial personnels with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and (ii) organizing regular training for our accounting staffs, especially training in to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our ICFR, including, among others, (i) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated on a regular basis according to the latest U.S. GAAP accounting standards, and (ii) further hiring executive personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting..

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Ownership of the Ordinary Shares—If we fail to remediate our material weaknesses and implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2023 to March 31, 2024 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

Our CFS have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these CFS requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the CFS prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in Note 3 to the audited CFS appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue from Contracts with Customers

LakeShore Biopharma follows ASC 606 - “Revenue from Contracts with Customers” for all periods presented. ASC 606 established principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from our contracts to provide services to customers. Based on the following five steps analysis, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration LakeShore Biopharma expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when LakeShore Biopharma satisfies a performance obligation

LakeShore Biopharma is principally engaged in the research, development, manufacturing and sale of vaccines and therapeutic biologics. LakeShore Biopharma’s revenues primarily streams from the sales of vaccines.

The core principle underlying the revenue recognition ASC 606 is that LakeShore Biopharma recognizes revenue to represent the transfer of vaccines to customers in an amount that reflects the consideration to which LakeShore Biopharma expects to be entitled in such exchange. This requires LakeShore Biopharma to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. LakeShore Biopharma’s sales contracts of vaccines have one single performance obligation that is to sell vaccines to the customers. The sales contracts with customers do not involve variable considerations, such as discounts and rebates. And according to the historical operation, circumstance of discounts and rebates have never occurred. The customer pays after acceptance of the vaccines. According to ASC 606, the relevant revenue recognition is based on a point in time of customer acceptance confirmation.

In accordance with ASC606-10-55-36 through 55-40, LakeShore Biopharma evaluates whether it is appropriate to record the gross amount of vaccines and related costs or the net amount earned as commissions. When the entity is a principal, that the entity obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the entity is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the entity earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes. LakeShore Biopharma sells vaccines to the customers, and it obtains control of the vaccines before customer acceptance confirmation. Therefore, LakeShore Biopharma is a principal, and the revenues should be recognized according to the gross method.

Leases

Under ASC Topic 842, Leases (“ASC 842”), LakeShore Biopharma determines if an arrangement is or contains a lease at inception. For leases with a term of 12 months or less, LakeShore Biopharma does not recognize a right-of-use (“ROU”) asset or lease liability. LakeShore Biopharma’s operating leases are recognized on its consolidated balance sheets as noncurrent assets, current liabilities and noncurrent liabilities. LakeShore Biopharma does not have any finance leases.

ROU assets represent LakeShore Biopharma’s right to use an underlying asset for the lease term and lease liabilities represent LakeShore Biopharma’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As LakeShore Biopharma’s leases typically do not provide an implicit rate, LakeShore Biopharma uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that LakeShore Biopharma will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. For leases with terms greater than 12 months, LakeShore Biopharma records the related asset and lease liability at the present value of lease payments over the lease term. For leases with terms less than 12 months, LakeShore Biopharma records rents in administrative expenses.

Government grants

Government grants are primarily subsidies received from PRC governments for operating a business in their jurisdictions and in compliance with specific policies promoted by the government authorities. LakeShore Biopharma’s PRC-based subsidiaries received specific subsidies and other subsidies from certain local governments. Specific subsidies are subsidies the local government has set certain conditions for the subsidies. Other subsidies are subsidies the local government has not set any conditions and are not tied to future trends or performance of LakeShore Biopharma, receipt of such subsidy is not contingent upon any further actions or performance of LakeShore Biopharma and the amounts do not have to be refunded under any circumstances. Specific subsidies are recorded as deferred government grants upon receipt and are recognized as government grants recognized in income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by LakeShore Biopharma is not required.

Government grants for R&D are recognized as a reduction to R&D expenses when the conditions attached to the grants are met or recognized as government grants recognized in income in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as a reduction to the related depreciation and amortization expenses in the same manner as the property, plant and equipment are depreciated.

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

Unless otherwise disclosed, the FV of LakeShore Biopharma’s financial instruments including cash, accounts receivable, advances to suppliers, amounts due from related parties, prepaid expenses and other current assets, short-term bank loans and other loans, accounts payable, warrant liabilities, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

LakeShore Biopharma’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

Impairment of Long-lived Assets

LakeShore Biopharma reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, LakeShore Biopharma assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If LakeShore Biopharma identifies an impairment, LakeShore Biopharma reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in general and administrative expenses in the consolidated statements of operations. LakeShore Biopharma uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. LakeShore Biopharma recorded RMB80.2 million (US$11.3 million) of impairment charges during the year ended March 31, 2024. Impairment was recorded in impairment loss on inventory, property, plant and equipment and other assets on the consolidated statements of operations and comprehensive loss. We recorded RMB157,415,875 and RMB8,331,995 impairment loss on inventory, property, plant and equipment and other assets during the years ended March 31, 2024 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report. Our board of directors is comprised of six directors.

Name	Age	Position
Dave Chenn	55	Director, Chairperson and Interim Chief Executive Officer
Dr. Hui Shao	56	Director, President and Co-Chief Executive Officer
Rachel Yu	49	Director and Interim Chief Financial Officer
Adam Zhao	56	Director
Thomas Xue	51	Director
Chunyang Shao	60	Director
Dr. Zenaida Reynoso Mojares	65	Chief Medical Officer
Xu Wang	53	Chief Operation Officer
Dr. Yuan Liu	38	Head of Vaccine Research
Gang Li	43	Head of Marketing and Sales
Dr. Honggang Teng	51	Head of Production and Quality Management

Mr. Dave Chenn has served as our director and interim chief executive officer since May 2024 and the chairperson of our board of directors since June 2024. Mr. Chenn is the chief executive officer and managing partner of Oceanpine Capital, a professional investment management firm dedicated to long-term investment with a focus on value creation. Prior to founding Oceanpine Capital in 2018, Mr. Chenn founded China Century Group, a large multinational company headquartered in Beijing, in the areas of technology, finance, energy, tourism and healthcare in major regions of China, Southeast Asia and United States starting from 2005. Prior to that, Mr. Chenn worked at Oracle’s Silicon Valley headquarters for five years, as well as at McKinsey and Emerson Electric in Chicago. Mr. Chenn also serves as a council member and a global advisory board member at The University of Chicago, Booth Business School; trustee of Culver Academies, Culver, Indiana; Vice Chairman of China Green Energy Fund; Vice Chairman of the Board of Directors of Beijing Institute of Technology, and trustee of Beijing Film Academy. Mr. Chenn holds an MBA from University of Chicago Booth Business School, and a BS from Beijing Institute of Technology, China.

Dr. Hui Shao has served as our director and chief executive officer since December 2020 and is currently serving as our director and co-chief executive officer. Dr. Shao served as the director, president and chief executive officer of Yisheng Biopharma from February 2018 to December 2020, and prior to that, as the chief financial officer and global business head of the same company since October 2010. Dr. Shao served as the senior vice president of finance and then the chief financial officer of Aoxing Pharmaceutical Company, Inc. from January 2007 to October 2010, where he was responsible for preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations. From 2005 to 2007, Dr. Shao was a senior biotechnology analyst at Kamunting Street Capital Management in New York. From 2003 to 2005, Dr. Shao was a healthcare analyst at Mehta Partners in New York. Prior to that, Dr. Shao had spent five years as a principal scientist at Roche Pharmaceuticals, USA. Dr. Shao received his bachelor’s degree in chemistry from University of Science & Technology of China in 1991, his Ph.D. degree in bioorganic chemistry from University of California, San Diego in 1996, and an M.B.A. degree in finance and accounting from Stern School of Business, New York University in 2003. Dr. Shao is a chartered financial analyst (CFA) and AICPA holder in the State of Washington, the United States.

Ms. Rachel Yu has served as our director since December 2023 and Interim Chief Financial Officer since June 2024. Ms. Yu is a partner at Oceanpine Capital’s healthcare practice since May 2021, where she is responsible for formulating the overall investment strategies in the healthcare sector and taking day-to-day principal leadership responsibility in financial and operational management of financial team, investment team and portfolio companies. Prior to that, she was a partner at China Renaissance Group, where she worked from 2014 to 2021 and took the principal responsibility in deal sourcing, and conducting due diligence on investment targets, including financial and operational data, financial models and valuation and compliance. From 2012 to 2014, Ms. Yu served as vice president/head of China healthcare research at Gerson Lehman Group. Prior to that, Ms. Yu worked as an equity analyst at Maxim Group, Rodman & Renshaw, and Deutsche Bank Securities. Ms. Yu received her BSc from Guangdong Pharmaceutical University, her MSc from The University of Missouri School of Medicine, and her MBA from the University of Chicago Booth School of Business with concentrations in finance, accounting and entrepreneurship.

Mr. Adam Zhao has served as our director since May 2024. Mr. Zhao is an experienced finance professional with extensive experience in capital markets, corporate finance, and strategic governance. He currently holds positions as an independent director at Zhangmen Education (NYSE: ZME) and Cloopen Group (NYSE: RAAS), focusing on enhancing corporate governance and maintaining compliance with audit standards. From 2015 to 2021, Mr. Zhao served as the CFO and Corporate Secretary at PapayaMobile in Beijing, where he was instrumental in their U.S. IPO process and managed significant financing rounds that shaped the company’s growth. His previous roles include serving as an independent director at Jumei International and eLong, where he was involved in financial oversight and corporate governance, contributing to successful privatization processes. Mr. Zhao holds an MBA with a focus on Finance and Accounting from the University of Illinois at Chicago and a bachelor’s degree in Economics from Beijing International Studies University. He is a Chartered Financial Analyst (CFA).

Mr. Thomas Xue has served as our director since May 2024. Mr. Xue has served as the chief executive officer of McKindy Group since February 2023, taking charge of strategic planning, operations, and financial management. Mr. Xue also holds the position of Independent Director and Chairman of the Audit Committee at Techstar (HK: 7855). Mr. Xue also served as CFO at Deepwise Co., Ltd., where he managed the company’s financial strategies and operations from April 2021 to February 2023. He has held leadership roles in notable companies, including as Vice Chairman and Global Partner at Fosun Hive Group, and CFO and Global Partner at Fosun Group (HK: 00656). His career also includes significant tenures at AEI – Huatong Energy, KPMG, and Briggs & Stratton, focusing on risk management and audit services. Mr. Xue received his master’s degree in economics from Boston University in 2001, and a bachelor’s degree from Renmin University of China in 1997. He has been a member of American Institute of Certified Public Accountants since February 2002 and a member of American Institute of Internal Control since November 2006.

Mr. Chunyang Shao has served as our director since May 2024. Mr. Shao is a partner at the law firm JunHe LLP and currently practices at its Shanghai office as the managing partner. Mr. Shao specializes in corporate, foreign investment, real estate, mergers and acquisitions (“M&A”), securities, infrastructure and project finance. Mr. Shao joined JunHe in April 2002 and has since represented various multinational corporations and investment funds on their investments and M&As in China. From 1995 to 2001, Mr. Shao worked in the London, Hong Kong and mainland China offices of major international law firms, including Simmons & Simmons (as Chinese legal counsel) and Sidley Austin (as a senior legal consultant), involved extensively in foreign direct investment, securities (including B-share, H-share, and red chip listing on the stock exchange in mainland China, Hong Kong, London and the U.S.), venture capital, project finance and real estate matters and representing a number of well-known multinational companies. Mr. Shao obtained his Bachelor and Master of Laws from East China University of Political Science and Law in 1987 and 2002, respectively.

Dr. Zenaida Reynoso Mojares has served as our chief medical officer since January 2022. She is responsible for the strategy, direction and execution of the R&D and global clinical trial programs. Dr. Mojares is responsible for the strategy, direction and execution of the R&D and global clinical development and clinical operations. Dr. Mojares is a highly accomplished medical professional with diverse experience in medical, clinical research, pharmacovigilance and public health in both private and national government sectors. From July 2021 to January 2022 and from August 2020 to June 2021, she served as the Chief Medical Officer and the Head of Clinical Development & Regulatory department respectively at the International Vaccine Institute in Seoul, South Korea. Her responsibilities included execution and delivery of funded clinical trials, supporting the development of new project opportunities, supervising the clinical team and developing clinical strategy. From June 2017 to July 2020, she served as the Regional Medical Director at Takeda Pharmaceuticals International AG, Vaccines Business Unit in Zurich, Switzerland. From March 2016 to June 2017, she served as the Senior Clinical Research & Development Lead at GSK Vaccines in Singapore and eventually relocated to GSK Vaccines Srl, R&D Center in Italy and was responsible for clinical development activities. From March 2015 to February 2016, she served as the chief medical officer, ad interim and lead regional physician in GlaxoSmithKline Pte Limited Singapore. From July 2011 to March 2015, she served several positions including Region International Physician Lead in Novartis Asia Pacific Pharmaceuticals Pte Ltd. Dr. Mojares received her bachelor’s degree of Science in General from University of Santo Tomas in 1979 and received her Doctor of Medicine degree from Perpetual Help College of Medicine in 1990. She is a Diplomate of the Philippine College of Gerontology & Geriatrics in 2004. She also received a Master of Science degree in Vaccinology and Pharmaceutical Clinical Development from Universita degli Studi di Siena and Novartis Vaccines & Diagnostics, Siena Italy, in April 2011 and a master’s degree in public health (MPH) from University of the Philippines in 2004.

Mr. Xu Wang has served as our chief operation officer since June 2024. Mr. Wang has over twenty years of senior management and strong operational experiences from a number of major vaccine manufacturers, including GSK, Takeda, and others. Mr. Wang served as the general manager at Xiamen Wantai Canghai Biotechnology Co., Ltd., a leading vaccine manufacturer in China, since 2021. Prior to that, Mr. Wang worked at Takeda Pharmaceuticals from 2012 to 2020, where he was instrumental in establishing commercial-scale vaccine facilities in Singapore and India, and enhancing HPV vaccine production. From 2001 to 2012, Mr. Wang worked at Shanghai GSK Biologics. Mr. Wang was recognized as a Fujian Province Class A Talent and was an SFDA GMP Instructor. Mr. Wang obtained his Master of Science in Microbiology and a Bachelor of Science degree in Microbiology from Fudan University in 1998 and 1995, respectively.

Dr. Yuan Liu has served as our head of vaccine research since January 2019. She is responsible for the R&D of vaccine adjuvant, including PIKA hepatitis B vaccine, human PIKA rabies vaccine and new adjuvant-based tumor vaccine under development. Dr. Liu also served as the project leader of R&D department of YS Group Xingye from July 2014 to January 2019 and subsequently has served as the vice president of research department of YS Group Xingye since January 2019. Dr. Liu has focused on the research of vaccine adjuvants for over 10 years. In 2016, she won the sponsorship of young backbone individual project by Beijing outstanding talent training fund. Dr. Liu received her Ph.D. degree in University of Chinese Academy of Sciences in July 2014. She received her bachelor’s degree in Sun Yat-sen University in July 2008.

Mr. Gang Li has served as our head of marketing and sales since March 2019. He is responsible for the management of the overall marketing system. Prior to joining YS Group, he had served in GlaxoSmithKline (China) Investment Co., Ltd. since July 2009, responsible for the daily business management of the certain vaccine in North China. From May 2009 to June 2009, he served as a medical information specialist in Pfizer Investment Co., Ltd. From September 2006 to April 2009, he served as a pharmaceutical representative of GSK. From July 2003 to July 2006, he served in the sales department of Shenwei Pharmaceutical Ltd. Mr. Li received his bachelor’s degree in Hebei Medical University in July 2003. He received an MBA. degree in Sorbonne Business School in May 2018.

Dr. Honggang Teng has served as the general manager and head of production and quality management of Liaoning Yisheng since March 2024. Dr. Teng has over 20 years of R&D and manufacturing experience in monoclonal antibody, HAV and HBV vaccines, HPV vaccine, rabies vaccine and HIV/AIDS DNA vaccine programs. Prior to that, he served as the vice president of Jiangsu JDK Biotechnology Company Limited, responsible for overseeing manufacturing, research and development functions of the company. He served as the vice president of Liaoning Yisheng from August 2016 to March 2022 and head of production and quality management of Liaoning Yisheng from August 2016 to November 2018. Prior to joining us, Dr. Teng served as the production director in Chuangchun Zhuoyi Biological Co., Ltd from January 2012 to June 2015. From June 2007 to June 2009, he served as the general manager assistant and vice general manager in Yatai Bio-Pharmaceuticals Co., Ltd.

B. Compensation

In the fiscal year ended March 31, 2024, we paid RMB27.1 million and RMB0.8 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively, and we did not pay any cash compensation to our non-executive directors except for independent directors. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiaries in the PRC are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Incentive Plans

2020 Share Incentive Plan

On December 31, 2020, our board of directors adopted the 2020 Share Incentive Plan for the purpose of granting share-based awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. In connection with the Business Combination, our board of directors and shareholders amended and restated the 2020 Share Incentive Plan. The maximum number of ordinary shares that may be issued under the plan is 8,750,000 ordinary shares. If an award terminates, expires, or lapses for any reason without having been exercised or settled in full, the number of shares subject to the award shall again be available for the grant of an award pursuant to the plan.

The following summarizes the material terms of the 2020 Share Incentive Plan:

Types of awards. The types of awards that may be granted under the plan include share options, share appreciation rights, restricted share units and other awards approved by the plan administrator.

Plan Administration. The plan shall be subject to the administration of our Board or one or more committees or person as authorized and appointed by our Board. The plan administrator shall have the right to determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Each award shall be evidenced by a written award agreement in the form approved by the plan administrator and executed on our behalf or as required by the plan administrator. The award agreement shall set forth the material terms and conditions of the award as established by the plan administrator consistent with the express limitations of the plan.

Eligibility. Persons eligible to participate in the plan will be those officers, employees and directors of any member of the proposed listing group, individual consultant or adviser as selected from time to time by the administrator of this plan. However, persons eligible to participate in the performance-based awards will be those officers and employees of any member of the proposed listing group.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Termination and amendment. Unless terminated earlier, the plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the prior written consent of the recipient.

2024 Share Incentive Plan

On May 21, 2024, our board of directors adopted the 2024 Share Incentive Plan for the purpose of granting share-based awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. The 2024 Share Incentive Plan was also approved by the our shareholders at an extraordinary general meeting held on May 21, 2024. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan is initially 5,713,064 ordinary shares, plus an annual increase on the first day of each fiscal year of the Company during the term of this plan commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of ordinary shares as may be determined by the Board, provided that the numbers shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of June 30, 2024, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan is 5,713,094.

The following summarizes the material terms of the 2024 Share Incentive Plan:

Types of awards. The types of awards that may be granted under the plan include share options, restricted share or restricted share units and other awards approved by the plan administrator.

Plan Administration. The plan shall be subject to the administration of our Board or the compensation committee of the Board. The plan administrator shall have the right to determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Each award shall be evidenced by a written award agreement in the form approved by the plan administrator and executed on our behalf or as required by the plan administrator. The award agreement shall set forth the material terms and conditions of the award as established by the plan administrator consistent with the express limitations of the plan.

Eligibility. Persons eligible to participate in the plan will be employees, consultants and directors, as determined by the administrator of this plan.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Termination and amendment. Unless terminated earlier, the plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the prior written consent of the recipient.

The following table summarizes, as of June 30, 2024, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Name of Grantee	Ordinary Shares Underlying Equity Awards Granted	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Dr. Yuan Liu	23,811	4.0724 – 8.276	December 31, 2020	December 30, 2030
Mr. Gang Li	10,965	4.0724 – 8.276	December 31, 2020	December 30, 2030

Notes:

(1)	“*” denotes less than 1% of our total outstanding ordinary shares.

As of June 30, 2024, our employees other than our directors and executive officers as a group held 3,436,770 ordinary shares underlying outstanding options, restricted share units and other equity awards. The exercise price of the options we granted ranges from $2.1956 to $8.276 per share.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. Of these six directors, three are independent. The Articles provide that the minimum number of directors shall be three. A director is not required to hold any of our shares by way of qualification. A director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (1) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and subject to the Nasdaq rules and disqualification by the chairperson of the relevant Board meeting, such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all of our powers to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and issue debentures or other securities whether outright or as security for our obligation or of any third party. None of our non-employee director has a service contract with us that provides for benefits upon termination of service.

Board Committees

Our Board has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Our Board has determined that each of Mr. Adam Zhao, Mr. Thomas Xue and Mr. Chunyang Shao satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Audit Committee

The audit committee consists of Mr. Adam Zhao, Mr. Thomas Xue and Mr. Chunyang Shao. Mr. Adam Zhao is the chairperson of the audit committee. Each of Mr. Adam Zhao, Mr. Thomas Xue and Mr. Chunyang Shao satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

The compensation committee consists of Ms. Rachel Yu, Mr. Dave Chenn and Dr. Hui Shao. Ms. Rachel Yu is the chairperson of the compensation committee.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Ms. Rachel Yu, Mr. Dave Chenn and Dr. Hui Shao. Ms. Rachel Yu is the chairperson of the nominating and corporate governance committee.

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

D. Employees

As of March 31, 2024, we had 758 full-time employees. The following table sets forth the number of our full-time employees by function as of March 31, 2024.

	Number	%
Research and development	209	27.6%
General and administrative	182	24.0%
Manufacturing	310	40.9%
Sales, marketing and patient services	57	7.5%
Total	758	100.0%

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

We believe we maintain a good working relationship with our employees and we had not experienced any labor disputes that may materially adverse our business, operations and financial conditions or any difficulty in recruiting staff for our operations in the three fiscal years ended March 31, 2024 and up to the date of this Annual Report.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2024 by:

●	each person known by us to beneficially own 5.0% or more of the outstanding ordinary shares;

●	each of our executive officer or director; and

●	all of executive officers and directors as a group.

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

The beneficial ownership percentages set forth in the table below have been determined based on 190,807,516 ordinary shares issued and outstanding as of June 30, 2024.

	Number	%
Directors and Executive Officers(1):
Dave Chenn(2)	4,627,596	2.4%
Rachel Yu	-	-
Dr. Hui Shao(3)	3,136,379	1.6%
Adam Zhao	-	-
Thomas Xue	-	-
Chunyang Shao	-	-
Dr. Zenaida Reynoso Mojares	-	-
Xu Wang	-	-
Dr. Yuan Liu	-	-
Dr. Gang Li	-	-
Dr. Honggang Teng	-	-
All executive officers and directors as a group	7,763,975	4.1%
Principal Shareholders:
Fung Ching Wong / Apex Prospect Limited(4)	98,360,094	51.5%
Yi Zhang and his affiliated entities (5)	49,089,185	25.7%

Notes:

(1)	The business address of our directors and executive officers is Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC.

(2)	Represents (1) 4,105,596 ordinary shares held by OCEANPINE INVESTMENT FUND II LP; and (2) 522,000 ordinary shares held by Oceanpine Capital Inc. Mr. Dave Chenn (“Mr. Chenn”) is the managing partner of both OCEANPINE INVESTMENT FUND II LP and Oceanpine Capital Inc. As such, Mr. Chenn may be deemed to have the power to direct voting and disposition of the securities held by OCEANPINE INVESTMENT FUND II LP and Oceanpine Capital Inc. The business address of OCEANPINE INVESTMENT FUND II LP is 21/ F, Huarui Building, Yard 9, Xiaoyunli South Street, Chaoyang District, Beijing, China. The business address of Oceanpine Capital Inc is Vistra Corporate Services Centre, Wickhams CayII, Road Town, Torteia,VG1110, British Virgin Islands.

(3)	Represents (1) 1,802,780 ordinary shares held by Mountainview Investment Holdings LLC, a limited liability company incorporated under the laws of the State of Delaware and wholly-controlled by Mr. Hui Shao; and (2) 1,333,599 ordinary shares directly held by Mr. Hui Shao. The business address of Mountainview Investment Holdings LLC is 8 The Green, Suite B, Dover, Delaware 19901, USA.

(4)	Represents 98,360,094 ordinary shares owned by Apex Prospect Limited (“Apex”). Ms. Fung Ching Wong (“Ms. Wong”) currently exercises voting and dispositive control over these ordinary shares. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of the shares. Information set forth above is based upon Ms. Wong’s Schedule 13D filed with the SEC on February 14, 2024. The principal business address of Apex is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(5)	Represents (1) 38,972,000 ordinary shares held by All Brilliance Investments Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Mr. Yi Zhang; (2) 4,571,500 ordinary shares held by Hopeful World Company Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Ms. Rui Mi, the spouse of Mr. Yi Zhang; (3) 2,435,750 ordinary shares held by Acton Town International Limited, a limited liability company incorporated under the laws of British Virgin Islands and being held wholly-controlled by Ms. Nan Zhang, a daughter of Mr. Yi Zhang; (4) 2,435,750 ordinary shares held by Apex Pride Global Limited, a limited liability company incorporated under the laws of British Virgin Islands and wholly-controlled by Ms. Xu Zhang, a daughter of Mr. Yi Zhang; (5) 629,188 ordinary shares directly held by Mr. Yi Zhang; (6) 13,339 ordinary shares directly held by Ms. Nan Zhang; and (7) 31,658 ordinary shares directly held by Ms. Xu Zhang. Mr. Yi Zhang and his aforementioned affiliates have entered into an acting-in-concert agreement to act in concert with Mr. Yi Zhang. Information set forth above is based upon Mr. Yi Zhang and his affiliated entities’ Amendment No.1 to Schedule 13D filed with the SEC on February 16, 2024. The principal business addresses of All Brilliance Investments Limited and Hopeful World Company Limited are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business addresses of Acton Town International and Apex Pride Global Limited are Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

In fiscal year 2022, we lent RMB2,966,777 to Yisheng Biopharma Holdings Limited (Hong Kong). Along with the borrowings we lent to Yisheng Biopharma Holdings Limited (Hong Kong) of RMB 30,088,833 in fiscal year 2021, Yisheng Biopharma Holdings Limited (Hong Kong) repaid RMB33,055,610 in full to us. As of March 31, 2022, the balance of amount due from Yisheng Biopharma Holdings Limited (Hong Kong) was nil.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares and Warrants currently trade on Nasdaq under the symbols “LSB” and “LSBPW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offering and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association, hereinafter referred to as the Articles, and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General

Holders of ordinary shares have the same rights. All of the ordinary shares are fully paid and non-assessable. Our Shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our board of directors. The Articles provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairperson of such meeting or any one or more shareholders holding not less than ten per cent (10%) of the votes attaching to the ordinary shares present in person or by proxy and entitled to vote. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to the Articles.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Articles, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment). The sum called in respect of ordinary shares that remain unpaid are, after a notice period given pursuant to the provision of the Articles, subject to forfeiture.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by our chairperson or a majority of our board of directors (acting by a resolution of the board). Advance notice of at least seven (7) calendar days is required for the convening of its annual general shareholders’ meeting and any other general meeting of its shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed by two-thirds of the shareholders (or their proxies) having a right to attend and vote at the meeting, present at the meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Articles provide that upon the requisition of shareholders representing in aggregate not less than 10% of all votes attaching to our issued and outstanding shares entitled to vote at general meetings as at the date of the deposit of the requisition, our board is obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Warrants

Upon the consummation of the Business Combination, each SPAC warrant outstanding immediately prior has ceased to be a warrant with respect to SPAC public shares and be assumed by us and converted into a Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. Each Warrant will otherwise continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions).

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (1) three fourths in value of the shareholders or class of shareholders, as the case may be, or (2) a majority in number representing three fourths in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in the Articles.

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

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and the Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Articles allow our shareholders holding in aggregate not less than 10% of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, the Articles do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but the Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Articles, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) is removed from office by notice addressed to them at their last known address and signed by all their co-directors (not being less than two in number); or (5) is removed from office pursuant to any other provisions of the Articles.

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

Restructuring. A company may present a petition to the Grand Court for the appointment of a restructuring officer on the grounds that the company: (1) is or is likely to become unable to pay its debts; and (2) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

Variations of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the Articles, if at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the company. The rights of the holders of the shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, the Articles may only be amended by a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by the Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles that require our company to disclose shareholder ownership above any particular ownership threshold.

C. Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this Annual Report.

Share Purchase Agreement with Apex Prospect Limited

On February 7, 2024, the Company entered into a share purchase agreement with Apex Prospect Limited (“Apex”), a Cayman Islands exempted company, pursuant to which Apex purchased 95,269,762 ordinary shares from the Company at price of US$0.41986 per share for a total purchase price of US$40 million. The share purchase agreement is filed as Exhibit 4.3 to this Annual Report.

Other than in the ordinary course of business and other than those described above in this section and in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report, we have not entered into any material contract during the two years immediately preceding the date of this Annual Report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations.”

E. Taxation

The following summary of Cayman Islands, the PRC and United States federal income tax consequences of an investment in our ordinary shares or warrants is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to summary or description of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our counsel as to PRC law.

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

We do not believe that we, a Cayman Islands holding company meets all of the conditions above. As a holding company, our accounting books and records and resolutions are located or maintained outside China. For the same reasons, we believe other our subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Jingtian & Gongcheng, our legal counsel as to the PRC law, advised us that if the PRC tax authorities determine that we, a Cayman Islands holding company, are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our security holders that are non-PRC resident enterprises, including the holders of the ordinary shares and warrants. In addition, non-PRC resident enterprise shareholders (including the holders of ordinary shares and warrants) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of such securities, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including the holders of ordinary shares and warrants) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LakeShore Biopharma would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that LakeShore Biopharma is treated as a PRC resident enterprise.

Provided we are not deemed to be a PRC resident enterprise, holders of our securities (including ordinary shares and warrants) who are not PRC residents will not be subject to PRC income tax on dividends distributed by it or gains realized from the sale or other disposition of its securities. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity of which the equity interests are transferred may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that it should not be taxed thereunder. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to an investment in our ordinary shares by a U.S. Holder (as defined below). This discussion is based on the federal income tax laws of the U.S. as of the date of this Annual Report, including the United States Internal Revenue Code of 1986, as amended, (the “Code”), existing and proposed U.S. Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service (the “IRS”), and other applicable authorities, all as of the date of this Annual Report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought, nor do we intend to seek, any ruling from the IRS with respect to the U.S. federal income tax consequences described below, and there can be no assurance that the IRS will not take, and a court would sustain, a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax or other non-income tax considerations, or any state, local or non-U.S. tax considerations, relating to an investment in our ordinary shares.

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

This discussion applies only to a U.S. Holder (as defined below) that holds our ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

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

This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or arrangements or persons that hold our ordinary shares through such entities. If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership or partner in a partnership holding our ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ordinary shares.

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

Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ordinary shares (without reduction for any amounts withheld) generally will be includible in a U.S. Holder’s gross income as foreign source dividend income on the date of receipt by such U.S. Holder, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in its ordinary shares, and then, to the extent such excess amount exceeds such U.S. Holder’s tax basis in its ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Ordinary shares are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our ordinary shares currently are. If we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the U.S. and the PRC (the “Treaty”). U.S. Holders should consult their own tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ordinary shares.

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

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we, or any of our subsidiaries, are treated as a PFIC for any taxable year during which the U.S. Holder holds our ordinary shares.

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

Based on our income, assets, and operations and our subsidiaries, we do not believe we were a PFIC in the taxable year ended March 31, 2024, although there can be no assurance that the IRS or a court will not challenge our position in this regard. Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the ordinary shares and how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries is treated as PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year, and no opinion of counsel has or will be provided regarding the classification of us as a PFIC. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for the taxable year ending March 31, 2024 or going forward.

If we were characterized as a PFIC for any taxable year, U.S. Holders of our ordinary shares would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of our ordinary shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of our ordinary shares. U.S. Holders would also be subject to annual information reporting requirements. In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above). Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their ownership of our ordinary shares.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ordinary shares, and the proceeds from the sale or exchange of our ordinary shares, that are paid to U.S. Holders within the U.S. (and in certain cases, outside the United States), unless such U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification (generally on IRS Form W-9) or otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and such holder may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if such holder files an appropriate claim for refund with the IRS and furnishes any required information in a timely manner.

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

Inflation risk

Inflationary factors, such as increases in the cost of raw materials, personnel and overhead costs, could impair our operating results. To date, the inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for March 2023 and 2024 were increases of 0.7% and 0.1%, respectively. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

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

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a 15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a 15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective because of the material weaknesses in our ICFR described below. However, we believe that the CFS included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate ICFR. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our published CFS. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our ICFR as of March 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that, as of March 31, 2024, our ICFR was ineffective due to a material weakness identified in our internal control over financial reporting as described below.

Internal Control Over Financial Reporting

During the audit of our financial statements for the fiscal year ended March 31, 2024, we identified four material weaknesses in our ICFR. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to:

●	an ineffective internal control environment – certain “tone at the top” issues had resulted in extended delay in the implementation of critical entity level controls and process level controls across our operating entities;

●	insufficient accounting and finance personnel to effectively manage our pertinent operating, accounting and financial reporting risks, and design and implement policies and procedures to mitigate the related fraud risks;

●	a lack of qualified personnel in the accounting and financial reporting process who is knowledgeable of U.S. GAAP and pertinent SEC reporting requirements;

●	a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weaknesses identified, including: (i) hiring additional accounting and financial personnels with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our ICFR, including, among others, (i) creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated on a regular basis according to the latest U.S. GAAP accounting standards, and (ii) further hiring executive personnel with strong knowledge and experience in U.S. GAAP accounting and SEC reporting.

We cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Ownership of the Ordinary Shares—If we fail to remediate our material weaknesses and implement and maintain an effective system of ICFR, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2024.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our ICFR that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Adam Zhao, Mr. Thomas Xue and Mr. Chunyang Shao, independent directors (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A 3 under the Exchange Act) and members of our audit committee, are our audit committee financial experts.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including our chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief medical officer. This code is publicly available on our website at www.lakeshorebio.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our principal external auditors, for the fiscal years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended March 31,
	2023	2024
	RMB	RMB	US$
Audit fees(1)	3,083,789	5,917,806	834,081
Audit-related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	3,083,789	5,917,806	834,081

Note:

(1)	Audit fees are for the audit of our CFS and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. The audit fees included fees for the audited financial statements included in our annual report on Form 20-F, Registration Statements on Forms F-4 and F-1, and the costs of the internal control attestation report, respectively.

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

We have elected to follow home country practice in lieu of the requirements that:

●	the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);

●	independent directors must have regularly scheduled meetings at which only independent directors are present under Nasdaq Rule 5605(b)(2);

●	the compensation committee be comprised solely of independent directors under Nasdaq Rule 5605(d)(2)(A);

●	director nominees be selected or recommended for the board’s selection by a nominating committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1);

●	an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a); and

●	shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Rule 5635(b).

To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we have elected to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders.” Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented and maintained various technical, physical, and organizational measures, processes, systems, standards and policies designed to identify, assess and manage material risks from cybersecurity threats to our computer-based communication systems and technology resources, peripheral equipment, and the information transmitted by, received from, or stored in these systems, whether distributed within the Company or externally (the “Information Systems”) , as well as any information that can be linked to an identified or identifiable person (the “Personal Data”). These measures, systems, policies include cybersecurity incident response policy, corporate information sharing and announcement policies, hardware purchase, use and storage policies, data storage and physical room management policies, corporate email and other data access account management system, office automation management system, system vulnerability management policy, disaster recovery or business continuity plans, security standards, encryption of data, network security controls, data segregation, access controls, physical security, asset management, tracking and disposal, systems monitoring and employee training.

We have established a specialized cybersecurity incident management team (the “CSI Management Team”) comprising representatives from both the center of internal control & compliance and IT department. Our CSI Management Team helps identify, assess and manage our cybersecurity threats and risks to the Information Systems and Personal Data by (i) investigating and gathering information regarding the scope of the suspected cybersecurity incidents, (ii) assuring that IS personnel determine appropriate actions to take to contain and remediate the cybersecurity incidents, (iii) taking appropriate action to preserve any relevant information and evidence, (iv) reviewing insurance availability and relevant obligations, (v) determining whether it is necessary or appropriate to make notifications to or engage the assistance of other parties, (vi) developing a response strategy and (vii) periodically reviewing and assessing the adequacy of this cybersecurity incident response policy, among others.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, our CSI Management Team consults with the center of internal control & compliance and senior management to evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, qualified forensic investigators who are able to image affected devices, conduct a forensic computer investigation, or provide other services. We have strict procedures for the engagement of third-party service providers. Forensic investigators may only be engaged by our center of internal control & compliance or external legal counsel. To the extent additional third parties may need to be engaged to address a data security incident, those too shall be engaged by our center of internal control & compliance or external legal counsel. The center of internal control & compliance may establish and manage a list of pre-approved forensics providers and other third-party services providers.

For a description of the risks from cybersecurity threats that may materially affect our company and how they may do so, see “Item 3. Key information—D. Risk Factors—Risks Related to Extensive Government Regulations—We and our CROs are subject to stringent privacy laws, information security policies and contractual obligations related to data privacy and security, and we may be exposed to risks related to our management of the medical data of subjects enrolled in our clinical trials and other personal or sensitive information.”

Governance

Our board of directors addresses our company’s cybersecurity risk management as part of its general oversight function. Our head of IT department is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain of our management, including our chief executive officer, our chief financial officer, head of IT department and our senior network engineer. With the experience of setting up servers and firewalls, our senior network engineer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, and overseeing the operation of our cybersecurity risks and cloud services. With the experience of software programming, the head of IT department is mainly responsible for supervising our IT and software departments, including helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. The head of IT department reports to our chief executive officer and our chief executive officer is responsible for approving budgets.

Our cybersecurity incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to cybersecurity incident management team (the “CSI management team”) depending on the circumstances, including our chief executive officers, chief financial officer and in-house general counsel. The CSI management team works with our company’s senior management team to help our company mitigate and remediate cybersecurity incidents of which they are notified. In addition, our company’s cybersecurity incident response and vulnerability management policies include reporting to the audit committee of the board of directors for certain cybersecurity incidents.

The audit committee receives periodic reports from our CSI management team concerning our company’s significant cybersecurity threats and risk and the processes our company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Registrant are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect
2.1*	Description of Securities Registered under Section 12 of the U.S. Exchange Act
2.2*	Registrant’s Specimen Ordinary Share Certificate
2.3*	Registrant’s Specimen Warrant Certificate
2.4(1)	Warrant Agreement, dated as of June 8, 2021, between SPAC and Continental Stock Transfer & Trust Company
2.5(2)	Warrant Assignment Agreement, dated as of September 29, 2022, by and among the Registrant, SPAC and Continental Stock Transfer & Trust Company
4.1*+	Form of Employment Agreement between the Registrant and its executive officers
4.2(3)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.3*	Share Purchase Agreement, dated as of February 7, 2024, between the Registrant and Apex Prospect Limited
4.4*+	2020 Share Incentive Plan
4.5*+	2024 Share Incentive Plan
8.1*	List of Principal Subsidiaries
11.1*	Code of Business Conduct and Ethics of the Registrant
11.2*	Insider Trading Policy
12.1*	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP. — Independent Registered Public Accounting Firm
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1*	Incentive Compensation Recoupment Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report.

+	Indicates management contract or compensatory plan or arrangement.

(1)	Previously filed on the SPAC’s Current Report on Form 8-K (File No. 001-40466), dated June 14, 2021 and incorporated herein by reference.

(2)	Previously filed on the SPAC’s Current Report on Form 8-K (File No. 001-40466), dated September 29, 2022 and incorporated herein by reference.

(3)	Previously filed on the Registrant’s Registration Statement on Form F-4 (File No. 333-269031), dated December 28, 2022 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LakeShore Biopharma Co., Ltd

	By:	/s/ Dave Chenn
	Name:	Dave Chenn
Date: August 15, 2024	Title:	Chairperson and Interim Chief Executive Officer

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LakeShore Biopharma Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LakeShore Biopharma Co., Ltd (formerly YS Biopharma Co., Ltd) and Subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations and had an accumulated deficit of approximately RMB 2.3 billion (US $325.2 million) as of March 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

August 15, 2024

We have served as the Company’s auditor since 2022.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash	370,108,059	246,351,231	$34,721,808
Restricted cash	261,766	200,000	28,189
Accounts receivable, net	463,051,792	444,161,291	62,602,014
Advance to suppliers, net	6,763,326	1,662,739	234,354
Inventories, net	185,380,952	203,422,602	28,671,262
Prepaid expenses and other current assets	10,412,769	7,370,089	1,038,772
Total current assets	1,035,978,664	903,167,952	127,296,399
Non-current assets
Property, plant and equipment, net	571,756,443	473,348,006	66,715,716
Operating lease right-of-use assets, net	11,132,428	7,275,367	1,025,422
Deferred tax assets, net	1,905,581	23,634,189	3,331,105
Intangible assets, net	78,056,792	71,245,336	10,041,626
Other assets, non-current	20,923,703	34,356,506	4,842,355
Total non-current assets	683,774,947	609,859,404	85,956,224
Total assets	1,719,753,611	1,513,027,356	$213,252,623

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Bank loans and other borrowings - current	193,736,563	318,540,732	$44,896,509
Accounts payable	80,439,489	67,774,798	9,552,473
Accrued expenses and other liabilities	377,536,644	408,737,969	57,609,301
Operating lease liabilities - current	4,753,547	5,156,540	726,785
Deferred government grants - current	2,295,701	2,015,693	284,100
Total current liabilities	658,761,944	802,225,732	113,069,168

Non-current liabilities
Bank loans and other borrowings – non-current	293,790,596	98,983,780	13,951,202
Operating lease liabilities - non-current	6,348,890	1,783,593	251,387
Deferred government grants - non-current	23,606,507	20,279,945	2,858,343
Warrants liability	8,792,389	4,548,004	641,015
Total non-current liabilities	332,538,382	125,595,322	17,701,947
Total liabilities	991,300,326	927,821,054	130,771,115

Shareholders’(deficit)/equity
Ordinary shares, par value US$0.00002 per share; 9,950,000,000 shares authorized; 93,058,197 and 190,227,959 shares issued and outstanding as of March 31, 2023 and 2024, respectively *	12,297	26,105	3,679
Additional paid-in capital	2,656,891,036	2,950,862,914	415,907,387
Accumulated deficit	(1,874,037,965)	(2,307,502,836)	(325,229,434)
Accumulated other comprehensive loss	(54,412,083)	(58,179,881)	(8,200,124)
Total shareholders’ equity	728,453,285	585,206,302	82,481,508
Total liabilities and shareholders’ equity	1,719,753,611	1,513,027,356	$213,252,623

*	Gives retroactive effect to the business combination in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Revenues	502,949,894	687,201,070	573,418,256	$80,820,050
Cost of revenues	117,066,090	153,360,262	117,688,301	16,587,498
Gross profit	385,883,804	533,840,808	455,729,955	64,232,552

Operating expenses:
Selling and marketing	185,999,704	272,927,356	301,259,528	42,460,821
General and administrative	98,144,146	72,939,790	140,086,062	19,744,336
Impairment loss on inventory, property, plant and equipment and other assets	9,476,354	8,655,487	157,415,875	22,186,875
Research and development	211,222,263	318,700,526	302,800,992	42,678,082
Total operating expenses	504,842,467	673,223,159	901,562,457	127,070,114

Loss from operations	(118,958,663)	(139,382,351)	(445,832,502)	(62,837,562)

Other income (expenses):
Late fees for taxes other than income tax	(231,231)	(3,603)	-	-
Late fees for social security insurance	(1,852,378)	(747,609)	(756,201)	(106,582)
Government grants	23,020,413	26,072,517	20,708,778	2,918,785
Financial expenses, net	(2,717,433)	(30,857,673)	(44,344,808)	(6,250,149)
Fair value changes of warrant liability	-	21,358	4,458,844	628,449
Other (expense) income, net	(327,987)	551,760	10,572,411	1,490,121
Total other income (expense), net	17,891,384	(4,963,250)	(9,360,976)	(1,319,376)

Loss before income taxes	(101,067,279)	(144,345,601)	(455,193,478)	(64,156,938)

Income tax (expense) benefit	(4,937,122)	(1,133,504)	21,728,607	3,062,524

Net loss	(106,004,401)	(145,479,105)	(433,464,871)	(61,094,414)
Accretion to redemption value of convertible redeemable preferred shares	(130,662,326)	(137,991,697)	-	-
Net loss attributable to Lakeshore Group	(236,666,727)	(283,470,802)	(433,464,871)	$(61,094,414)

Net loss	(106,004,401)	(145,479,105)	(433,464,871)	$(61,094,414)
Other comprehensive income (loss): foreign currency translation adjustment	38,864,606	(137,500,063)	(3,767,798)	(531,050)
Total comprehensive loss	(67,139,795)	(282,979,168)	(437,232,669)	$(61,625,464)

Loss per share*:
– Basic and Diluted	(1.71)	(2.35)	(4.05)	$(0.57)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	61,827,883	61,785,466	106,923,121	106,923,121

*	Gives retroactive effect to the business combination in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Years Ended March 31,
	Ordinary shares*		Additional paid-in		Accumulated other comprehensive	Total stockholders’
	Shares	Amount	capital	Deficit	income/(loss)	(deficit)/equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of March 31, 2021	61,827,883	7,978	800,806,378	(1,353,900,436)	44,223,373	(508,862,707)

Accretion to redemption value of convertible redeemable preferred shares	-	-	-	(130,662,326)	-	(130,662,326)
Net loss	-	-	-	(106,004,401)	-	(106,004,401)
Share-based compensation	-	-	7,764,448	-	-	7,764,448
Foreign currency translation adjustment	-	-	(68,808)	-	38,864,606	38,795,798
Balance as of March 31, 2022	61,827,883	7,978	808,502,018	(1,590,567,163)	83,087,979	(698,969,188)

Accretion to redemption value of convertible redeemable preferred shares	-	-	-	(137,991,697)	-	(137,991,697)
Net loss	-	-	-	(145,479,105)	-	(145,479,105)
Conversion of mezzanine equity	21,740,862	3,007	1,636,894,077		-	1,636,897,084
Share-based compensation	(143,750)	(20)	3,505,021	-	-	3,505,001
Issuance of common stock	9,633,202	1,332	216,376,861	-	-	216,378,193
Warrant from business combination	-	-	(8,870,007)	-	-	(8,870,007)
Additional paid-in capital from business combination	-	-	483,066	-	-	483,066
Foreign currency translation adjustment	-	-	-	-	(137,500,062)	(137,500,062)
Balance as of March 31, 2023	93,058,197	12,297	2,656,891,036	(1,874,037,965)	(54,412,083)	728,453,285

Net loss	-	-	-	(433,464,871)	-	(433,464,871)
Share-based compensation	1,900,000	270	9,789,416	-	-	9,789,686
Issuance of common stock	95,269,762	13,538	284,182,462	-	-	284,196,000
Foreign currency translation adjustment	-	-	-	-	(3,767,798)	(3,767,798)
Balance as of March 31, 2024(in RMB)	190,227,959	26,105	2,950,862,914	(2,307,502,836)	(58,179,881)	585,206,302

Balance as of March 31, 2024 (in US$)	190,227,959	$3,679	$415,907,387	$(325,229,434)	$(8,200,124)	$82,481,508

*	Gives retroactive effect to the business combination in March 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net loss	(106,004,401)	(145,479,105)	(433,464,871)	$(61,094,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes expense (benefit)	4,937,120	1,133,504	(21,728,608)	(3,062,524)
Depreciation of property, plant and equipment	24,475,736	29,735,024	35,373,927	4,985,754
Amortization of intangible assets	6,678,233	6,952,783	6,811,456	960,036
Loss on disposal of property, plant and equipment	273,982	-	13,135	1,851
Provision for impairment of property, plant and equipment	-	-	80,236,996	11,308,949
Share-based compensation	7,764,448	3,505,001	9,789,686	1,379,801
Bad debt provision of accounts receivable	5,084,924	10,750,949	4,987,206	702,918
Write-down (reversal) of inventories to net realizable value	4,393,630	(723,583)	68,221,017	9,615,365
Non-cash lease expense	3,787,628	4,423,612	4,778,623	673,520
Fair value changes of warrant liability	-	(21,358)	(4,458,844)	(628,449)
Changes in operating assets and liabilities:
Inventories	(89,459,313)	(18,151,804)	(86,262,667)	(12,158,234)
Accounts receivable	(99,137,291)	(165,247,635)	13,903,295	1,959,591
Amounts due from related parties	30,088,833	-	-	-
Prepaid expenses and other current assets	59,229,802	8,992,573	(5,289,535)	(745,530)
Accounts payable	14,427,864	49,628,389	(12,664,691)	(1,785,016)
Accrued expenses and other liabilities	(35,633,487)	43,029,496	53,220,366	7,501,109
Deferred government grants	(656,673)	(6,447,010)	(3,606,570)	(508,326)
Operating lease liabilities	(3,796,392)	(4,550,232)	(5,089,524)	(717,340)
Net cash used in operating activities	(173,545,357)	(182,469,396)	(295,229,603)	(41,610,939)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	8,000	68,001	-	-
Purchases of property, plant and equipment	(295,314,351)	(52,758,124)	(44,250,714)	(6,236,887)
Purchases of intangible assets	(3,617,607)	(4,291,597)	-	-
Net cash used in investing activities	(298,923,958)	(56,981,720)	(44,250,714)	(6,236,887)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-	284,196,000	40,055,814
Proceeds from business combination	-	252,457,329	-	-
Offering cost	-	(35,884,661)	-	-
Proceeds from bank loans and other borrowings	414,116,587	247,387,392	337,851,075	47,618,192
Repayment of bank loans and other borrowings	(49,558,442)	(146,510,134)	(416,785,723)	(58,743,583)
Net cash provided by financing activities	364,558,145	317,449,926	205,261,352	28,930,423

Effect of foreign exchange rate on cash	(11,478,411)	21,303,512	10,400,371	1,465,874
Net (decrease) increase in cash	(119,389,581)	99,302,322	(123,818,594)	(17,451,529)
Cash at the beginning of the year	390,457,084	271,067,503	370,369,825	52,201,526
Cash at the end of the year	271,067,503	370,369,825	246,551,231	$34,749,997

Supplemental disclosures of cash flow information:
Income taxes paid	-	-	-	-
Interest paid	2,404,357	27,289,057	30,131,238	$4,246,827

Non-cash transactions:
Accretion to redemption value of convertible redeemable preferred shares	130,662,326	137,991,697	-	$-
Operating right-of-use assets recognized for related operating lease liabilities	1,516,478	331,218	829,703	$116,942
Equity transaction from warrants	-	(8,870,007)	-	$-
Equity transaction from preferred shares	-	1,636,897,084	-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2024 and 2023

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Lakeshore Biopharma Co., Ltd (“Lakeshore Biopharma”), formerly known as YS Biopharma Co., Ltd. (with the name effective on May 23, 2024), was incorporated under the laws of the Cayman Islands as an exempted company with limited liability in November 2020. It owns four companies and their subsidiaries that were incorporated in the Cayman Islands, United States of America (“US”), Singapore, Hong Kong and the People’s Republic of China (“China” or the “PRC”) (collectively, the “Company” or “Lakeshore Group”). Lakeshore Group is principally engaged in the research, development, manufacturing and sale of vaccines and therapeutic biologics. It developed a PIKA immunomodulating technology platform and a series of product candidates targeting rabies, hepatitis B, influenza and other indications. It also produces and sells YSJA™ (依生君安™) rabies vaccine, the first aluminum-free lyophilized rabies vaccine launched in China.

Business Combination

On August 15, 2022, Oceanview Bioscience Acquisition Co., Ltd. (“Oceanview Bioscience”) and Hudson Biomedical Group Co., Ltd. (“Hudson Biomedical”) were incorporated under the laws of Cayman Islands as exempted companies with limited liability. The companies were incorporated to effect a merger with Summit Healthcare Acquisition Corp (“Summit”), a Special Purpose Acquisition Company (“SPAC”).

On September 29, 2022, Lakeshore Biopharma entered into the Business Combination Agreement with Summit Oceanview Bioscience Acquisition Co., Ltd., (“Merger Sub I”) and Hudson Biomedical Group Co., Ltd., (“Merger Sub II”). The Business Combination Agreement provides for (1) the merger of Merger Sub I with and into Summit (the “First Merger”), with Summit surviving the First Merger as the surviving entity (the “Surviving Entity”) and becoming a wholly-owned subsidiary of Lakeshore Biopharma, and (2) the merger of the Surviving Entity with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers,” together with other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Second Merger as the surviving company (the “Surviving Company”) and remaining as a wholly-owned subsidiary of Lakeshore Biopharma.

In accordance with the Business Combination Agreement, on the date of closing of the Mergers (“First Merger and Second Merger”), (1) each Lakeshore Biopharma’s preferred share was converted into one pre-consolidation Ordinary Share; (2) every four of the pre-consolidation Ordinary Shares and every four pre-consolidation options of Lakeshore Biopharma were consolidated into one Ordinary Share and one option of Lakeshore Biopharma, respectively, subject to rounding up to the nearest whole number of Ordinary Shares.

On March 16, 2023 (the “Closing Date”), Lakeshore Biopharma announced the completion of its business combination with Summit pursuant to the above Business Combination Agreement.

On May 9, 2023, Lakeshore Biopharma (Philippines) Inc. (“Philippines Yisheng”) was incorporated under the laws of Philippines as an entity owned by Lakeshore Group. Philippines Yisheng was incorporated for the purpose of research, development, producing, wholesaling and commercializing pharmaceutical products, including vaccines and other biological products. Below is Lakeshore Group’s current legal entity structure:

As of March 31, 2024, Lakeshore Group consists of the following legal entities:

Legal Entity	Nature of Operations	Date of Incorporation	Place of Incorporation
Lakeshore Biopharma Co., Ltd. (“Lakeshore Biopharma”)***	Holding Company	November 16, 2020	Cayman Islands
YishengBio (Hong Kong) Holdings Limited (“HK Yisheng”)	Holding Company	December 28, 2020	Hong Kong
Lakeshore Biopharma (Singapore) Pte. Ltd. (“Singapore Yisheng”)**	Research and development of vaccines and therapeutic biologics	November 28, 2009	Singapore
Yisheng US Biopharma Inc. (“US Yisheng”)	Research of vaccines and therapeutic biologics	September 29, 2009	US
Liaoning Yisheng Biopharma Co., Ltd. (“Liaoning Yisheng”)*	Research and development, manufacturing and commercialization of vaccines and therapeutic biologics	May 26, 1994	PRC
Beijing Yisheng Biotechnology Co., Ltd. (“Beijing Yisheng”)	Research and development of vaccines and therapeutic biologics	February 4, 2021	PRC
Hudson Biomedical Group Co., Ltd.	Purpose of effecting a merger	August 15, 2022	Cayman Islands
YS Biopharma (Philippines) Inc. (“Philippines Yisheng”)	Researching, developing, producing, wholesaling and commercializing pharmaceutical products	May 9, 2023	Philippines

*

Liaoning Yisheng was incorporated May 26, 1994, and acquired by Lakeshore Group in fiscal 2005.

On March 26, 2024, Liaoning Yisheng Biopharma Co., Ltd. Beijing Branch (“Liaoning Yisheng Beijing Branch”) was incorporated for research and development, manufacturing and commercialization of vaccines and therapeutic biologics.

**

Singapore Yisheng was incorporated November 28, 2009, and acquired by Lakeshore Group in fiscal 2011. Singapore Yisheng was formerly known as Yisheng Biopharma (Singapore) Pte. Ltd. with the name effective on July 22, 2024

***	Lakeshore Biopharma, formerly known as YS Biopharma Co., Ltd, with the name effective on May 23, 2024.

NOTE 2 – GOING CONCERN UNCERTAINTY

As reflected in the accompanying consolidated financial statements (“CFS”), the Company reported net loss of RMB106,004,401, RMB145,479,105 and RMB433,464,871 for the years ended March 31, 2022, 2023 and 2024, respectively. In addition, the Company had negative cash flows from operations in each of the years during the two-year period ended March 31, 2024, and reported accumulated deficit of RMB1,874,037,965 and RMB2,307,502,836 as of March 31, 2023 and 2024.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of March 31, 2024, the Company had cash of approximately RMB246.4 million (US$34.7 million). As of March 31, 2024, the Company had outstanding bank loans and other borrowings of approximately RMB417.5 million (US$58.8 million) from various financial institutions.

On December 27, 2023, HK Yisheng received a letter from R-Bridge Healthcare Fund, LP (“R-Bridge”), as agent,   (the “R-Bridge Letter”), notifying the Company it had reason to believe HK Yisheng defaulted under financial covenants and other obligations under the facility agreement, and under the instructions of the lenders to urge the Company to reach an amicable solution with the lenders, including, without limitation, repaying the loan of $40.0 million in full, as soon as possible. The Company repaid $15.0 million, $10.0 million and $18.1 million respectively in February, March and April, 2024. As of April 29, 2024, the Company repaid its full amount of $40.0 million and accrued interest of $3.1 million. On February 9, 2024, the Company announced it entered into a share purchase agreement with an institutional investor for the sale of 95,269,762 ordinary shares of the Company, par value US$0.00002 per share, in a private placement of US$40.0 million at $0.41986 per Ordinary Share.

On May 30, 2024 and June 1, 2024, two entities controlled by Mr. Zhang filed arbitration claims respectively against Liaoning Yisheng and Beijing Yisheng and applied for property preservation to freeze Lakeshore Group’s bank deposits or finished goods.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Company believes that available loan facility and financial support from outside sources will be sufficient to support the Company to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months. The Company’s CFS were prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These CFS and related notes of Lakeshore Group were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation, as follows (in RMB).

	Previously reported
	March 31, 2023	(Decrease)/ Increase	March 31, 2023
			(Reclassified)
Consolidated Statements of Operations and Comprehensive Loss
General and administrative	81,595,277	(8,655,487)	72,939,790
Impairment loss on inventory, property, plant and equipment and other assets	-	8,655,487	8,655,487

	Previously reported
	March 31, 2022	(Decrease)/ Increase	March 31, 2022
			(Reclassified)
Consolidated Statements of Operations and Comprehensive Loss
General and administrative	107,620,500	(9,476,354)	98,144,146
Impairment loss on inventory, property, plant and equipment and other assets	-	9,476,354	9,476,354

These reclassifications had no effect on the reported results of operations.

Basis of Consolidation

The CFS include the financial statements of Lakeshore Group and its wholly-owned subsidiaries. All significant intercompany transactions and balances were eliminated in consolidation. The CFS were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value (“FV”). The functional currency of Lakeshore Group and its Hong Kong subsidiary, US subsidiary is the United States dollars (“US$”). The functional currency of Lakeshore Group’s Singapore subsidiary is the Singapore dollars (“S$”). The functional currency of Lakeshore Group’s PRC subsidiaries is the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board, ASC 830, Foreign Currency Matters (“ASC 830”). Lakeshore Group uses the RMB as its reporting currency.

Use of Estimates

The preparation of the CFS in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in these CFS include, but are not limited to, the valuation of Lakeshore Group’s convertible redeemable preferred shares and ordinary shares, accrual of stock-based compensation expense, allowance for estimated credit losses and obsolete inventories, useful life of property, plant and equipment, income taxes and uncertain tax positions. Actual amounts could differ from those estimates. Changes in estimates are recorded in the period when they become known. Due to the risks and uncertainties involved in Lakeshore Group’s business and evolving market conditions and, given the subjective element of the estimates and assumptions made, actual results may differ from estimated results.

Foreign Currency Translation

Lakeshore Group’s CFS are reported using the RMB. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Foreign currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in Lakeshore Group’s consolidated statements of changes in shareholders’ deficit. Gains and losses from foreign currency transactions are included in Lakeshore Group’s consolidated statements of operations and comprehensive loss.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The following table outlines the currency exchange rates used in preparing Lakeshore Group’s CFS:

	As of March 31,		Years Ended March 31,
	2023	2024	2022	2023	2024
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1US$	6.8717	7.0950	6.4598	6.6100	6.9834
RMB:1S$	5.1760	5.2762	4.7850	4.9346	5.2261
RMB:1PHP	NA	0.1286	NA	NA	0.1275

Convenience translation

Amounts in US$ are presented for the convenience of the reader and translated at US$1.00 to RMB7.0950, representing the central parity rate release of the People’s Bank of China on March 31, 2024. No representation is made that the RMB amounts could have been, or converted, realized or settled into US$ at such rate.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. Lakeshore Group maintains bank accounts in China. Cash balances in bank accounts in China are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash balances mainly relate to restrictions imposed on banks as cash deposits for the issuance of letters of credit or asset preservation in litigation. And it is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows.

Expected Credit Losses

On April 1, 2023, Lakeshore Group adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. Lakeshore Group used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

Upon adoption of ASC 326, Lakeshore Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as impairment loss on inventory, property, plant and equipment and other assets in the consolidated statements of operations and comprehensive income (loss). Lakeshore Group assesses collectability by reviewing receivables on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, Lakeshore Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect Lakeshore Group’s ability to collect from customers. Bad debts are written off as incurred.

Advance to Suppliers

Advance to suppliers are advanced to vendors or suppliers for providing raw materials to Lakeshore Group. The suppliers usually require advance payments when Lakeshore Group orders materials and the advance will be utilized to offset Lakeshore Group’s actual payment obligations. These amounts are unsecured, non-interest bearing and generally short term in nature. Lakeshore Group will reduce its advance to suppliers by recording an allowance that approximates the extent of the advance that may not be realizable during the procurement process. Lakeshore Group recorded nil, RMB54,870 and RMB2,724,906 allowance against its advance to suppliers as of March 31, 2022, 2023 and 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis and comprises all cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Lakeshore Group reviews the carrying amounts of the inventories on a quarterly basis to determine if the inventories are carried at lower of cost or net realizable value. The net realizable value is estimated based on current market conditions and historical experience.

Adjustments are recorded to write down the cost of inventory based on evaluation of, among other things, the expiration date of raw materials and the estimate of future usage, and the likelihood of receiving approval from the CDC (centers for food and drug control) to sell the finished goods. Write-downs are recorded as impairment loss on inventory in the consolidated statements of operations and comprehensive loss. Write-off of inventories during the production process due to damage or destruction are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, are expensed when incurred. In situations where the recognition criteria are satisfied, the expenditure for a major reconstruction is capitalized as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, Lakeshore Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

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

Intangible assets

Intangible assets acquired separately are measured at initial cost. The cost of intangible assets acquired in a business combination is the FV at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed for appropriateness at each financial year end.

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

Management believes that Lakeshore Group’s Drug Manufacturing License that was granted by the Liaoning Food and Drug Administration (“FDA”) is an intangible asset with an indefinite useful life because the certificate may be renewed indefinitely at little cost and has historically been renewed by Liaoning Yisheng. Liaoning Yisheng intends to renew the certificate indefinitely, and has the ability to do so. Cash flows from the certificate are expected to continue indefinitely. Therefore, the Drug Manufacturing License is not amortized until its estimated useful life is believed to be no longer indefinite.

All research and development costs are expensed as incurred. Expenditure incurred on projects to develop new products is capitalized and deferred only when Lakeshore Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditures which do not meet these criteria are expensed when incurred.

Land use rights: Land lease payments are amounts paid for the rights to use land in the PRC and are recorded net of accumulated amortization. Amortization is provided on a straight-line basis over the term of the lease agreement, which ranges from 48.75 to 50 years.

Impairment of Long-lived Assets

Lakeshore Group reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, Lakeshore Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If Lakeshore Group identifies an impairment, Lakeshore Group reduces the carrying amount of the asset group to its estimated FV based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized as impairment loss in the consolidated statements of operations. Lakeshore Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and they are no longer depreciated. Impairment was recorded in impairment loss on inventory, property, plant and equipment and other assets on the consolidated statements of operations and comprehensive loss.

Concentrations of Credit Risk and Significant Suppliers

Financial instruments that potentially subject Lakeshore Group to concentration of credit risk consist of cash. Lakeshore Group mitigates this risk by maintaining its cash with high quality, accredited financial institutions. As of March 31, 2024, Lakeshore Group’s cash was deposited at more than two financial institutions and it did not have any foreign currency exchange contracts, option contracts or other hedging arrangements. Lakeshore Group has not experienced any losses on its deposits of cash and does not believe that it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Lakeshore Group’s sales are made primarily to Centers for Disease Control and Prevention (“CDCs”) in China. Lakeshore Group does not have a concentration of its revenue and accounts receivable with specific customers. As of March 31, 2024 and 2023, there was no customer which accounted for more than 10% of Lakeshore Group’s accounts receivable balance. During the years ended March 31, 2024, 2023 and 2022, there were no customers that accounted for more than 10% of Lakeshore Group’s net revenues.

Details of Lakeshore Group’s top 5 vendors accounting for total purchases are as follows:

	Year Ended March 31, 2024
	(RMB)	(US$)
Vendor D	36,567,150	$5,153,932	20.2%
Vendor I	19,635,180	2,767,467	10.8%
Vendor C	13,260,918	1,869,051	7.3%
Vendor J	10,090,875	1,422,252	5.6%
Vendor G	9,544,080	1,345,184	5.3%
Total	89,098,203	$12,557,886	49.2%

	Year Ended March 31, 2023
	(RMB)	(US$)
Vendor A	48,006,500	$6,986,117	37.9%
Vendor F	15,178,020	2,208,772	12.0%
Vendor G	10,053,600	1,463,044	7.9%
Vendor H	6,846,214	996,291	5.4%
Vendor C	4,746,530	690,736	3.7%
Total	84,830,864	$12,344,960	66.9%

	Year Ended March 31, 2022
	(RMB)	(US$)
Vendor A	35,172,250	$5,540,508	20.9%
Vendor B	16,227,146	2,556,181	9.6%
Vendor C	9,995,189	1,574,492	5.9%
Vendor D	7,426,500	1,169,859	4.4%
Vendor E	6,621,300	1,043,020	3.9%
Total	75,442,385	$11,884,060	44.7%

Details of Lakeshore Group’s key vendors accounting for accounts payable are as follows:

	As of March 31, 2024
	(RMB)	(US$)
Vendor D	3,408,375	480,391	5.0%
Total	3,408,375	$480,391	5.0%

	As of March 31, 2023
	(RMB)	(US$)
Vendor A	3,220,000	$468,589	4.0%
Vendor F	420	61	0.0%
Vendor H	16,118	2,346	0.0%
Total	3,236,538	$470,996	4.0%

Lakeshore Group’s business operation has been, and may continue to be, negatively affected by the outbreak of COVID-19. While many of the restrictions on movements within China have been relaxed, there is great uncertainty around the future of the COVID-19 outbreak and how it will impact Lakeshore Group’s operations. If the outbreak persists or escalates, Lakeshore Group may be subject to further negative impact on business operations and financial condition.

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

Unless otherwise disclosed, the FV of Lakeshore Group’s financial instruments including cash, restricted cash, accounts receivable, advance to suppliers, prepaid expenses and other current assets, short-term bank loans and other borrowings, accounts payable, warrant liability, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Lakeshore Group’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

Social Security Insurance

Employees of Lakeshore Group’s subsidiaries that operate in the PRC are required to participate in a pension scheme operated by the local municipal government. According to the Social Insurance Law of the PRC (the “Social Security Insurance Law”) promulgated by the Standing Committee of the National People’s Congress (the “Standing Committee”) that became effective on December 29, 2018, there are five basic types of social security insurance, which include: basic pension, basic medical, unemployment, work-related injury and maternity insurance (collectively known as “social security insurance”). Both employees and employers make contributions for the first three kinds of social security insurance; and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social security insurance premiums for their employees. If the Lakeshore Group does not fully comply with the relevant requirements and does not make social insurance contributions in full to the social insurance scheme for the employees of PRC affiliated entities, the Lakeshore Group will be required to make up the social insurance contributions as well as to pay late fees at 0.05% per day of the outstanding amount from the due date. If the Lakeshore Group fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities could impose a fine of one to three times the outstanding amount and file applications to competent courts for compulsory enforcement of payment and deposit. No fine or compulsory enforcement had been imposed by relevant authorities in connection with the delayed payment of the social security insurance premiums by the Lakeshore Group. As of March 31, 2024, 2023 and 2022, Lakeshore Group’s recorded late fees of RMB10.7 million, RMB9.9 million and RMB9.5 million, respectively, for its liabilities related to social security insurance.

Leases

Under ASC Topic 842, Leases (“ASC 842”), Lakeshore Group determines if an arrangement is or contains a lease at inception. For leases with a term of 12 months or less, Lakeshore Group does not recognize a right-of-use (“ROU”) asset or lease liability. Lakeshore Group’s operating leases are recognized on its consolidated balance sheets as noncurrent assets, current liabilities and noncurrent liabilities. Lakeshore Group does not have any finance leases.

ROU assets are Lakeshore Group’s right to use an underlying asset for the lease term and lease liabilities represent Lakeshore Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As Lakeshore Group’s leases typically do not provide an implicit rate, Lakeshore Group uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that Lakeshore Group will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. For leases with terms greater than 12 months, Lakeshore Group records the related asset and lease liability at the present value of lease payments over the lease term. For leases with terms less than 12 months, Lakeshore Group records rents in administrative expenses.

Government Grants

Government grants are primarily subsidies received from PRC governments for operating a business in their jurisdictions and in compliance with specific policies promoted by the government authorities. Lakeshore Group’s PRC-based subsidiaries received specific subsidies and other subsidies from certain local governments. Specific subsidies are subsidies the local government has set certain conditions for the subsidies. Other subsidies are subsidies the local government has not set any conditions and are not tied to future trends or performance of Lakeshore Group, receipt of such subsidy is not contingent upon any further actions or performance of Lakeshore Group and the amounts do not have to be refunded under any circumstances. Specific subsidies are recorded as deferred government grants upon receipt and are recognized as government grants recognized in income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by Lakeshore Group is not required.

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

Warrants

Lakeshore Group accounts for warrants as either equity-method or liability-method instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. Warrants recorded as equity are recorded at their relative FV determined at the issuance date and remeasurement is not required. Warrants recorded as liabilities are recorded at their FV, within warrant liabilities on the consolidated balance sheets and are remeasured on each reporting date with changes recorded in FV changes of warrant liabilities on the consolidated statements of operations and comprehensive loss.

Upon the consummation of the Business Combination, each Summit Warrant outstanding immediately prior had ceased to be a warrant with respect to Summit Public Shares and was assumed by Lakeshore Biopharma and converted into a Lakeshore Biopharma Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. After the merger with Summit, the Company accounted for the 10,750,000 public warrants as equity and 6,000,000 private warrants as liabilities.

Revenue from Contracts with Customers

Lakeshore Group follows ASC 606 - “Revenue from Contracts with Customers” for all periods presented. ASC 606 established principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from our contracts to provide services to customers. Based on the following five steps analysis, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration Lakeshore Group expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when Lakeshore Group satisfies a performance obligation

Lakeshore Group is principally engaged in the research, development, manufacturing and sale of vaccines and therapeutic biologics. Lakeshore Group’s revenues primarily streams from the sales of vaccines.

The core principle underlying the revenue recognition in ASC 606 is that Lakeshore Group recognizes revenue for the transfer of vaccines to customers in an amount that reflects the consideration to which Lakeshore Group expects to be entitled. This requires Lakeshore Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. Lakeshore Group’s sales contracts of vaccines have one performance obligation that is to sell vaccines to the customers. The sales contracts with customers do not involve variable considerations, such as discounts and rebates. And according to the historical operation, discounts and rebates have never occurred. The customer pays after acceptance of the vaccines. According to ASC 606, the relevant revenue recognition is based on customer acceptance confirmation.

In accordance with ASC606-10-55-36 through 55-40, Lakeshore Group evaluates whether it is appropriate to record the gross amount of vaccines and related costs or the net amount earned as commissions. When the entity is a principal, that the entity obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the entity is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the entity earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes. Lakeshore Group sells vaccines to the customers, and it obtains control of the vaccines before customer acceptance confirmation. Therefore, Lakeshore Group is a principal, and the revenues should be recognized according to the gross method.

Cost of Revenues

Cost of revenues consists primarily of the cost of merchandise sold and write-down of inventories during the production process due to damage or destruction.

General and Administrative Expenses

General and administrative expenses consist mainly of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees, value-added taxes and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of payroll and benefits for employees involved in the sales and distribution functions, meeting/event fees, promotion fees, marketing and selling expenses that are related to events and activities at Lakeshore Group’s service centers designed to promote product sales as well as operating expenses related to the service centers.

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

Other Income (Expenses

Other income (expenses) consists of miscellaneous income and expenses not directly related to Lakeshore Group’s core business operations. Other income primarily consists of recovery of previously written-off accounts receivable, and write-off of payment obligations that are either more than three years old or no longer justifiable. Other expenses primarily consist of late fees related to Lakeshore Group’s income tax and social security insurance payment obligations, charitable donation, medical waste disposal fee and financial expenses.

From December 2013 to June 2019, because Lakeshore Group was undergoing the construction and certification process of new manufacturing plant, Lakeshore Group didn’t produce and market its rabies vaccine and did not pay any income taxes nor social security insurance for its employees. It accounts for late fees as disclosed in the statements of operations.

Income Taxes

Cayman Islands. Under the current laws of the Cayman Islands, Lakeshore Group is not subject to tax on income or capital gains. In addition, upon payments of dividends by Lakeshore Group to its shareholders, no Cayman Islands withholding tax is imposed.

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

Philippines. The subsidiary incorporated in Philippines is subject to income tax rate at 20%.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the Relevant Periods, taking into consideration interpretations and practices prevailing in the countries in which Lakeshore Group operates.

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

Deferred tax assets and liabilities are offset if and only if Lakeshore Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Lakeshore Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

Lakeshore Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as non-operating expense.

Value Added Tax

Value-added taxes (“VAT”) collected from customers for product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The VAT payable is presented in the account of accrued expenses and other liabilities.

Taxes other than Income Tax

Under the PRC Tax Law, taxes other than income tax primarily include additional tax calculated based on value-added tax payable, individual income tax, property tax, etc.

Share-based Compensation

Lakeshore Group has a share option scheme to provide incentives and rewards to eligible participants. Employees (including directors) of Company receive granted shares and share options in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

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

The cumulative expense recognized for equity-settled transactions at the end of each of the relevant periods until the vesting date reflects the extent to which the vesting period has expired and Lakeshore Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant date FV of awards, but the likelihood of the conditions being met is assessed as part of the Lakeshore Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date FV. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the FV of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

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

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized. This includes any award where non-vesting conditions within the control of either the Lakeshore Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. When an equity-settled award is surrendered, any expense recognized for the award is reversed immediately.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from Lakeshore Group not using RMB as its functional currency.

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

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with Lakeshore Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in the CFS for details on Lakeshore Group’s business segments.

Lakeshore Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by Lakeshore Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. Lakeshore Group’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of Lakeshore Group.

Based on management’s assessment, Lakeshore Group has only one operating segment, which is the development, production, marketing and sale of biopharmaceutical products. No operating segments were aggregated to form the reportable operating segment.

Significant Risks

Currency risk

A majority of Lakeshore Group’s expenses are denominated in RMB and a significant portion of Lakeshore Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by Lakeshore Group in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Lakeshore Group maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for Lakeshore Group’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 ($70,472) for one bank. However, Lakeshore Group believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and Lakeshore Group believes that those Chinese banks that hold Lakeshore Group’s cash are financially sound based on public available information.

Concentration and political risk

Currently, Lakeshore Group has significant operations in the PRC. Accordingly, Lakeshore Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. Lakeshore Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. Lakeshore Group’s results may be adversely affected by changes in governmental policies in laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Although Lakeshore Group has not experienced losses from these situations and believes it is in compliance with existing laws, this may not be indicative of future results.

Interest rate risk

Fluctuations in interest rates may negatively affect Lakeshore Group’s financial condition and results of operations. Lakeshore Group is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. Lakeshore Group has not used any derivative financial instruments to manage Lakeshore Group’s interest risk exposure.

Related Parties

A party is considered related to Lakeshore Group if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with Lakeshore Group. Related parties also include principal owners of Lakeshore Group, its management, members of the immediate families of principal owners of Lakeshore Group and its management and other parties with which Lakeshore Group may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recently Issued Accounting Pronouncements

Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07 which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the CODM, and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. This ASU will result in additional required disclosures being included in CFS when adopted. The Company is currently evaluating the provisions of this ASU.

Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will likely result in additional required disclosures being included in CFS when adopted. The Company is currently evaluating the provisions of this ASU.

Lakeshore Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on Lakeshore Group’s CFS.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net are as follows:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Trade receivables	487,418,616	473,515,321	$66,739,298
Allowance for expected credit losses	(24,366,824)	(29,354,030)	(4,137,284)
Accounts receivable, net	463,051,792	444,161,291	$62,602,014

The allowance for expected credit losses reflects Lakeshore Group’s best estimate of probable losses inherent in the accounts receivable balance. In determining the amount of the allowance for credit losses, Lakeshore Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect Lakeshore Group’s ability to collect from customers. Bad debts are written off as incurred. During the years ended March 31, 2022, 2023 and 2024, no Lakeshore Group’s accounts receivable had been written off.

Below is an analysis of the movements in the allowance for expected credit losses:

	Year Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Balance at beginning of the year	8,530,951	13,615,875	24,366,824	$3,434,366
Additions	5,084,924	10,750,949	4,987,206	702,918
Balance at end of the year	13,615,875	24,366,824	29,354,030	$4,137,284

NOTE 5 – INVENTORIES, NET

Lakeshore Group’s inventories consist of the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Raw materials	50,453,180	68,613,919	$9,670,743
Work in progress	61,275,177	49,083,445	6,918,033
Finished goods	78,432,041	153,879,476	21,688,439
Allowance for damaged inventories	(4,779,446)	(68,154,238)	(9,605,953)
Inventories, net	185,380,952	203,422,602	$28,671,262

The movement in the allowance for damaged inventories is as follows:

	Year Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Balance at beginning of the year	41,301,797	5,503,029	4,779,446	$673,636
Additions	4,393,629	3,670,046	68,221,016	9,615,365
Inventories written off	(40,192,397)	(4,393,629)	(4,846,224)	(683,048)
Balance at end of the year	5,503,029	4,779,446	68,154,238	$9,605,953

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Cost
Construction in progress	309,948,621	255,113,837	$35,956,848
Plant and buildings	178,756,490	217,248,236	30,619,906
Machinery and equipment	237,637,928	255,507,522	36,012,336
Electronic equipment	11,117,440	10,335,481	1,456,727
Motor vehicles	3,031,087	3,081,506	434,321
Office equipment and furniture	34,423,995	42,870,071	6,042,294
Leasehold improvements	5,597,019	4,862,781	685,381
Total Cost	780,512,580	789,019,434	111,207,813
Less: accumulated depreciation	(178,864,241)	(205,542,536)	(28,970,054)
Less: asset impairment	(29,891,896)	(110,128,892)	(15,522,043)
Property and equipment, net	571,756,443	473,348,006	$66,715,716

In fiscal 2014, based on an evaluation of the Company’s related production plan and the conditions of its property, plant and equipment, the Company recorded an asset impairment of approximately RMB29.9 million on property, plant and equipment that could no longer be used for production.

In fiscal 2024, based on an evaluation of the Company’s production facilities for PIKA recombinant protein COVID-19 vaccine, the Company recorded an asset impairment of approximately RMB80.2 million (US$11.3 million) on the related property, plant and equipment that could no longer be used for other vaccine production.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current asset, net consist of the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Deposits (1)	4,339,791	4,043,044	$569,844
Staff advances (2)	606,859	174,810	24,638
Staff’s social security (3)	252,090	158,872	22,392
Value added tax recoverable (4)	4,249,718	1,598,117	225,246
Clinical trial insurance (5)	178,699	-	-
Other receivables (6)	901,355	1,395,246	196,652
Allowance (7)	(115,743)	-	-
Total	10,412,769	7,370,089	$1,038,772

(1)	Deposits primarily are to Centers for Disease Control and Prevention (“CDCs”) in connection with participation in the public tender process held by province-level CDCs.

(2)	Staff advances primarily are paid to employees in advance of their expected business travel or in connection with various expenses incurred in the ordinary course of business, such as sales and marketing activities.

(3)	Staff social security primarily is the portion of the government mandated defined contribution plan that should be made by employees. But this portion should be paid to the government by Lakeshore Group on behalf of the employees pursuant to PRC labor regulation. When Lakeshore Group pays wages to employees, this portion should be deducted accordingly.

(4)	Value-added taxes (“VAT”) includes input tax on purchase and output tax on sales. VAT collected from customers relating to product sales and remitted to governmental authorities is presented on a net basis, and it is excluded from revenue. Lakeshore Group is in a net VAT recoverable position when its input tax on purchase in the current year is greater than the output tax on sales. Such net amount can be deducted in the following years.

(5)	Clinical trial insurance is for human clinical trial legal liability insurance for evaluating the safety, immunogenicity and preliminary efficacy of multiple ascending doses of PIKA recombinant protein COID-19 Vaccine in the treatment of adult patients with mild to moderate COVID-19 infection.

(6)	Other receivables primarily consist of prepayment to third parties, such as freight, water and electricity, and promotion fees.

(7)	The allowance reflects Lakeshore Group’s best estimate of probable amounts not fully recoverable from the other receivables balance. Due to the fact that some employees resigned and lost contact, the cash paid to them in advance of their expected business travel or in connection with various expense incurred in the ordinary course of business might not be recovered.

NOTE 8 – INTANGIBLE ASSETS, NET

Lakeshore Group’s intangible assets are presented below:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Cost
Patents	79,608,000	79,608,000	$11,220,296
Licenses, software and laboratory information system	10,435,478	10,435,478	1,470,821
Land use rights	67,181,860	67,181,860	9,468,902
Total Cost	157,225,338	157,225,338	22,160,019
Less: Accumulated Amortization	(79,168,546)	(85,980,002)	(12,118,393)
Intangible Assets, net	78,056,792	71,245,336	$10,041,626

NOTE 9 – BANK LOANS AND OTHER BORROWINGS

	As of March 31,			Maturity	Interest
	2023	2024	2024	Date	Rate
	(RMB)	(RMB)	(US$)
China Guangfa Bank Co., Ltd. - Shenyang Branch (1)	41,191,031	18,357,574	$2,587,396	2024/9/1-2024/9/10	4.50%
Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch (2)	82,964,518	44,983,415	6,340,157	2024/4/12-2025/3/21	4.00%
China CITIC Bank Shenyang Tiexi Branch (3)	23,596,350	12,388,064	1,746,027	2024/5/29	4.75%-5.00%
China CITIC Bank Shenyang Tiexi Branch (4)	5,000,000	-	-	2023/5/25-2023/7/17	3.25%
China Construction Bank Shenyang Heping Branch (5)	31,330,000	38,990,000	5,495,419	2024/7/24-2024/12/6	4.00%
China Construction Bank Shenyang Heping Branch (6)	988,000	712,400	100,409	2024/7/19	3.90%
Zhongguancun Technology Leasing Co., Ltd (7)	8,666,664	8,666,664	1,221,517	2025/11/7	5.00%
China CITIC Bank Shenyang Tiexi Branch (8)	-	1,400,000	197,322	2024/5/15-2024/11/15	4.55%
China CITIC Bank Shenyang Tiexi Branch (9)	-	900,000	126,850	2024/7/8-2025/1/18	4.55%
China CITIC Bank Shenyang Tiexi Branch (10)	-	880,000	124,031	2024/7/18-2025/1/18	4.55%
Industrial Bank Shenyang Branch (11)	-	29,776,670	4,196,853	2024/8/15-2024/9/17	4.00%
R-Bridge Healthcare Fund, LP (12)	-	118,354,060	16,681,333	2026/9/15	4.00%
Minsheng Bank Shenyang Huanghe Street Branch (13)	-	29,990,032	4,226,925	2024/7/7-2025/1/16	4.00%
CITIC Financial Leasing Co., Ltd (15)	-	13,141,853	1,852,270	2026/5/29	4.80%
Bank loans due within one year	193,736,563	318,540,732	$44,896,509

R-Bridge Healthcare Fund, LP (12)	274,868,000	-	-	2026/9/15	4.00%
China Construction Bank Shenyang Heping Branch (5)	4,430,000	4,820,000	679,352	2025/10/15-2025/11/14	4.00%
Zhongguancun Technology Leasing Co., Ltd (7)	14,492,596	5,777,784	814,346	2025/11/7	5.00%
Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch (2)	-	38,428,802	5,416,322	2025/4/12-2025/11/7	4.00%
China CITIC Bank Shenyang Tiexi Branch (8)	-	5,503,290	775,658	2025/5/15-2025/11/15	4.55%
China CITIC Bank Shenyang Tiexi Branch (9)	-	3,618,982	510,075	2025/7/8-2026/1/18	4.55%
China CITIC Bank Shenyang Tiexi Branch (10)	-	3,503,099	493,742	2025/7/18-2026/1/18	4.55%
Industrial Bank Shenyang Branch (14)	-	19,993,041	2,817,906	2026/7/31-2026/9/3	4.25%
CITIC Financial Leasing Co., Ltd (15)	-	17,338,782	2,443,801	2026/5/29	4.80%
Long-term bank loans	293,790,596	98,983,780	$13,951,202
Total bank loans	487,527,159	417,524,512	$58,847,711

(1)	On September 13, 2021, Lakeshore Group entered into a credit facility of RMB100.0 million with China Guangfa Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. Lakeshore Group drew RMB35.8 million from June 19, 2023 to August 24, 2023, with interest at 5.66%, which was due from December 16, 2023 to March 12, 2024. The Company drew RMB 18.4 million from November 21, 2023 to March 1, 2024, with interest at 4.50%, which is due from September 1, 2024 to September 10, 2024. From June 2, 2023 to January 2, 2024, Lakeshore Group repaid RMB77.0 million. As of March 31, 2024, the balance of RMB18.4 million (US$2.6 million) was outstanding.

(2)	On July 12, 2021, Lakeshore Group entered into a credit facility of RMB140.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. Lakeshore Group drew RMB6.7 million on April 28, 2023 with interest at 5.30%, which was due on December 23, 2023, and drew RMB85.0 million from September 27, 2023 to February 28, 2024, of which RMB46.6 million is due from March 21, 2024 to March 21, 2025 and RMB38.4 million is due from April 12, 2025 to November 7, 2025. From April 4, 2023 to March 21, 2024, Lakeshore Group repaid RMB91.3 million. As of March 31, 2024, the balance of RMB83.4 million (US$11.8 million) is outstanding, of which RMB45.0 million (US$6.3 million) is due within one year. In April, 2024, RMB3.4 million (US$0.5 million) was repaid.

(3)	On January 13, 2023, Lakeshore Group entered into a credit facility of RMB40.0 million with China CITIC Bank Shenyang Tiexi Branch, due on November 1, 2025, to finance its working capital requirements. Lakeshore Group drew RMB12.8 million from May 24, 2023 to July 11, 2023 with interest at 5.00%, which was due from February 6, 2024 to May 29, 2024, and drew RMB3.55 million from July 17, 2023 to July 18,2023, with interest at 4.75%, which is due on May 29, 2024. From October 13, 2023 to February 19, 2024, Lakeshore Group repaid RMB27.6 million. As of March 31, 2024, the balance of RMB12.4 million (US$1.7 million) is outstanding. On May 29, 2024, RMB12.4 million (US$1.7 million) was repaid.

(4)	On May 6, 2022, China CITIC Bank Shenyang Tiexi Branch issued one letter of credit of RMB5.0 million to Lakeshore Group with interest at 3.25%. As of March 31, 2024, Lakeshore Group repaid it.

(5)	From September 9, 2022 to November 25, 2022, Lakeshore Group borrowed RMB31.3 million in total with interest at 4.00% from China Construction Bank Shenyang Heping Branch for one year. The loan was due from September 8, 2023 to November 24, 2023. From March 17, 2023 to November 15, 2023, Lakeshore Group borrowed RMB43.8 million with interest at 4.00% from China Construction Bank Shenyang Heping Branch. The loan will be due from July 24, 2024 to November 14, 2025. From June 5, 2023 to October 8, 2023, Lakeshore Group repaid RMB31.3 million. As of March 31, 2024, the balance of RMB43.8 million (US$6.2 million) is outstanding, of which RMB 39.0 million (US$5.5 million) is due within one year. On July 29, 2024, Lakeshore Group repaid RMB3.1 million (US$0.4 million).

(6)	On January 16, 2023, Lakeshore Group borrowed RMB988,000 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On July 20, 2023, Lakeshore Group borrowed RMB712,400 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On December 8, 2023, Lakeshore Group repaid RMB988,000. The balance of RMB0.7 million (US$0.1 million) as of March 31, 2024 was repaid on July 18, 2024.

(7)	On November 8, 2022, Lakeshore Group borrowed RMB26.0 million with interest at 5.00% from Zhongguancun Technology Leasing Co., Ltd for 36 months. Lakeshore Group shall repay RMB722,222 monthly from December 15, 2022 to October 15, 2025 and pay the last repayment of RMB722,230 on November 7, 2025. Lakeshore Group repaid RMB2.9 million from December 2022 to March 2023 and 8.7 million from April 2023 to March 2024. As of March 31, 2024, the balance of RMB14.4 million (US$2.0 million) is outstanding, of which RMB8.7 million (US$1.2 million) is due within one year.

(8)	On November 15, 2023, Lakeshore Group borrowed RMB6.9 million from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements, with interest at 4.55%. This loan will mature on November 15, 2025. As of March 31, 2024, the balance of RMB6.9 million (US$1.0 million) is outstanding, of which RMB1.4 million (US$0.2 million) is due within one year. In May 2024, RMB0.7 million (US$0.1 million) was repaid.

(9)	On January 8, 2024, Lakeshore Group borrowed RMB4.5 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 8, 2024 to January 8, 2026. As of March 31, 2024, the balance of RMB4.5 million (US$0.6 million) is outstanding, of which RMB0.9 million (US$0.1 million) is due within one year. On July 4, 2024, RMB0.5 million (US$0.1 million) was repaid.

(10)	On January 18, 2024, Lakeshore Group borrowed RMB4.4 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 18, 2024 to January 18, 2026. As of March 31, 2024, the balance of RMB4.4 million (US$0.6 million) is outstanding, of which RMB0.9 million (US$0.1 million) is due within one year. On July 17, 2024, RMB0.4 million (US$0.1 million) was repaid.

(11)	From August 16, 2023 to September 18, 2023, Lakeshore Group borrowed RMB29.8 million with interest at 4.00% from Industrial Bank Shenyang Branch for one year. The loan will be due from August 15, 2024 to September 17, 2024. As of March 31, 2024, the balance of RMB29.8 million (US$4.2 million) is outstanding.

(12)	On March 16, 2022, Lakeshore Group entered into a facility agreement with R-Bridge Healthcare Fund, LP (“R-Bridge”), as agent, to finance RMB274,868,000 (US$40,000,000) for 54 months with interest at 4.00%. On December 27, 2023, HK Yisheng received a letter from R-Bridge (the “R-Bridge Letter”), notifying the Company that it has reason to believe HK Yisheng defaulted under financial covenants and other obligations under the facility agreement, and under the instructions of the lenders to urge the Company to consider and reach an amicable solution with the lenders, including, without limitation, repaying the loan of $40.0 million in full, as soon as possible. The Company repaid $15.0 million, $10.0 million and $18.1 million respectively in February, March and April, 2024. As of April 29, 2024, the Company repaid its full amount of $40.0 million and accrued interest of $3.1 million.

(13)	From July 7, 2023 to January 16, 2024, Lakeshore Group borrowed RMB30.0 million with interest at 4.0% from Minsheng Bank Shenyang Huanghe Street Branch, due from July 7, 2024 to January 16, 2025. As of March 31, 2024, the balance of RMB30.0 million (US$4.2 million) is outstanding. In July, 2024, RMB11.3 million (US$1.6 million) was repaid.

(14)	From August 14, 2023 to September 14, 2023, Lakeshore Group borrowed RMB20.0 million with interest at 4.25% from Industrial Bank Shenyang Branch for about three years. The loan will be due from July 31, 2026 to September 3, 2026. As of March 31, 2024, the balance of RMB20.0 million (US$2.8 million) is outstanding.

(15)	On May 29, 2023, Lakeshore Group borrowed RMB40.0 million with interest at 4.80% from CITIC Financial Leasing Co., Ltd for three years. The loan will be due on May 29, 2026. From August 15, 2023 to February 18, 2024, Lakeshore Group repaid RMB9.5 million. As of March 31, 2024, the balance of RMB30.5 million (US$4.3 million) is outstanding, of which RMB13.1 million (US$1.9 million) is due within one year.

Lakeshore Group recorded RMB47.5 million, RMB32.0 million and RMB2.8 million of interest expense for the years ended March 31, 2024, 2023 and 2022, respectively.

NOTE 10 – LEASES

A summary of Lakeshore Group’s operating leases as of March 31, 2024 and 2023 is as follows:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Operating lease ROU assets	11,132,428	7,275,367	$1,025,422
Operating lease liabilities – current	4,753,547	5,156,540	$726,785
Operating lease liabilities – non-current	6,348,890	1,783,593	$251,387

Weighted average remaining lease term	2.5	1.5	1.5
Weighted average discount rate	4.7%	4.8%	4.8%

A summary of lease cost recognized in Lakeshore Group’s CFS and supplemental cash flow information related to operating leases is as follows:

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Operating lease cost	4,594,967	5,002,684	5,252,026	$740,243

Cash paid for operating leases	4,587,894	3,349,856	5,272,746	$743,164

A summary of maturity of operating lease liabilities under the Lakeshore Group’s non-cancelable operating leases as of March 31, 2024 is as follows:

Year Ended March 31,	(RMB)	(US$)
2025	5,386,340	$759,174
2026	1,813,582	255,614
Total lease payments	7,199,922	1,014,788
Less: Interest	(259,789)	(36,616)
Present value of operating lease liabilities	6,940,133	$978,172

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Salaries and social security insurance (1)	55,188,497	59,297,454	$8,357,640
Promotion service fee (2)	87,567,459	114,508,487	16,139,322
Taxes other than income tax	379,595	3,012,548	424,602
Late fees (3)	9,927,056	10,683,258	1,505,745
Payable for property, plant and equipment	47,579,463	20,413,798	2,877,209
CDC transportation and storage fee	49,976,200	53,515,233	7,542,668
Guarantee deposits (4)	108,795,884	119,313,398	16,816,547
Professional service fee (5)	5,121,970	7,346,813	1,035,492
Interest payable (6)	6,055,245	9,909,655	1,396,710
Other (7)	6,945,275	10,737,325	1,513,366
Total	377,536,644	408,737,969	$57,609,301

(1)

This includes unpaid salaries and outstanding social security insurance. During fiscal 2023, Lakeshore Group paid approximately RMB2.3 million to reduce its payable for salaries and social security insurance. During fiscal 2024, Lakeshore Group paid approximately RMB14.6 million to reduce its payable for salaries and social security insurance. Salaries and social security insurance payables consist of the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Salaries	47,390,831	51,990,629	$7,327,784
Social security insurance	7,179,828	6,656,034	938,130
Union Fee	617,838	650,791	91,726
Total	55,188,497	59,297,454	$8,357,640

(2)	Promotion service fee primarily represents fees for the vaccine promotion, including design and implementation of academic activities, and collection of market information.

(3)	Late fees primarily are for corporate income tax, taxes other than income tax and social security insurance and housing reserve fund contributions due to the fact Lakeshore Group failed to pay income tax for calendar 2011 to calendar 2013, taxes other than income tax for calendar 2014 to the beginning of calendar 2021 and social security insurance for calendar 2015 to the beginning of calendar 2021. As of June, 2021, Lakeshore Group has paid the unpaid taxes, including income tax and other taxes other than income tax, as well as the late fees charge of them. From fiscal 2022, the late fee is incurred for unpaid social insurance.

(4)	Guarantee deposits primarily are refundable deposits paid to Lakeshore Group by external service providers to guarantee the external service providers will provide us with high quality and reasonable professional services. The external service providers’ professional service scope includes conducting market research and analysis, monitoring product clinical information, collecting and reporting adverse events of the product use, providing academic visits and education seminars, assisting product shipment and payment collections. Their services don’t assume inventory risk for the vaccines before they are transferred to the end customers.

(5)	Professional service fees primarily are from consultants and other advisors.

(6)	Interest payable primarily includes interest and royalties payable to R-Bridge Healthcare Fund, LP.

(7)	Others primarily are employees’ reimbursement and value added tax.

NOTE 12 – WARRANTS

As of March 31, 2024, Lakeshore Group has 10,750,000 public warrants and 6,000,000 private warrants.

Lakeshore Group accounts for its outstanding warrants in accordance with ASC 815-40-15-7D and 7F. Management determined the private warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, Lakeshore Group classifies the private warrants as liabilities at their FV and adjusts the private warrants to FV at each reporting period. Management further determined that its public warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in FV is recognized in statements of operations. The private warrants are valued using a Binomial Option Pricing Model.

Upon the consummation of the business combination, each Summit Warrant outstanding immediately prior ceased to be a warrant with respect to Summit Public Shares and was assumed by Lakeshore Biopharma and converted into a Lakeshore Biopharma Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. Each Lakeshore Biopharma Warrant will otherwise continue to have and be subject to substantially the same terms and conditions as were applicable to such Summit Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions). Upon the consummation of the Business Combination with Summit, Lakeshore Group has 10,000,000 public and 6,000,000 private warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Binomial Option Pricing Model with the following key assumptions is used for estimating the FV of private warrants.

As of March 31, 2024
Fair value of the underlying asset as of the Valuation Date	0.1
Strike price	11.5
Life to expiration (Years.)	4.0
Volatility	88.5%
Number of steps	100
Redemption price (per share)	0.1

As of March 31, 2024, the value of the private warrants was RMB4.5 million. The change in FV from April 1, 2023 to March 31, 2024 was RMB4.5 million. The table below reflects the movement of warrant liabilities for the year ended March 31, 2024:

	April 1, 2023	Change in fair value	Foreign currency translation	March 31, 2024	March 31, 2024
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Private Warrants	8,792,389	(4,458,844)	214,459	4,548,004	$641,015
Total	8,792,389	(4,458,844)	214,459	4,548,004	$641,015

NOTE 13 – WARRANTS ACCOUNTED AS EQUITY-METHOD INSTRUMENTS

Upon consummation of the Business Combination with Summit, Summit’s 10,000,000 public warrants were converted into Lakeshore Biopharma warrants, and Lakeshore Group sold additional 750,000 public warrants.

Following the Business Combination, Lakeshore Biopharma may redeem public warrants prior to their exercise at a time that is disadvantageous to the holders of such warrants, thereby making such warrants worthless. More specifically:

●	Lakeshore Biopharma can redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided the last reported sales price of Lakeshore Biopharma Ordinary Shares equals or exceeds $18.00 per share (as adjusted for capitalization, share dividends, split-up and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met.

●	Lakeshore Biopharma also can redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price of Lakeshore Biopharma Ordinary Shares equals or exceeds $10.00 per share (as adjusted for capitalization, share dividends, split-up and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders of the Warrants will be able to exercise their Warrants prior to redemption for a number of Lakeshore Biopharma Ordinary Shares determined based on the redemption date and the fair market value of the Lakeshore Biopharma Ordinary Shares. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Lakeshore Biopharma Ordinary Shares received is capped at 0.361 Lakeshore Biopharma Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

In each case, Lakeshore Biopharma may only call the Warrants for redemption upon a minimum of 30 days’ prior notice of redemption.

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

NOTE 14 – STOCK-BASED COMPENSATION

Lakeshore Group operates a share-based payment scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of Lakeshore Group’s operations. Eligible participants of the Scheme include Lakeshore Group’s directors, employees and consultants.

The 2010 Share Incentive Plan

On June 21, 2010, Lakeshore Group adopted the 2010 Share Incentive Plan (the “Plan”) that has a contractual term of 10 years. The Plan provides for the granting of stock options and other stock-based awards to employees and directors. Lakeshore Group’s Board of Directors authorized and reserved for the issuance of up to 2,725,650 ordinary shares under the Plan for the period from 2010 to 2013, giving retroactive effect of combination in March 2023.

Starting from January 1, 2014, the maximum number of shares subject to awards that may be granted during any single calendar year is 1.5% of total issued and outstanding shares as of the first business day of that calendar year.

The stock options granted to employees are accounted for as equity awards and measured at their grant date fair values. Options that vest based on service conditions generally will become vested over a three-year period in equal quarterly instalments of 0.08% each on the last day of every quarter that has elapsed until the options are 100% vested.

On January 1, 2015, an annual grant of 127,500 options, giving retroactive effect of combination in March 2023, which vest based on performance conditions, were granted to various employees. The annual grant was applicable for calendar 2015, 2016, 2017, 2018, 2019 and 2020, respectively. The options become vest   in equal quarterly instalments based on performance targets established on January 1st of each calendar year from 2015 to 2020. There are no more grants after December 31, 2020 under the 2010 share incentive plan.

For options granted to Lakeshore Group’s senior executives, the grantee can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e., 10 years after each of its vesting date); or 2) 5 years after the grantee terminates their employment if the vested option has not been exercised.

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

The exercise prices and exercise periods, giving retroactive effect of combination in March 2023, of the share options outstanding as at the end of each of the Relevant Periods are as follows:

	Number of shares options	Average exercise price per share option
(RMB)
As of March 31, 2021	3,253,565	29.3156
Granted during the period	-	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
As of March 31, 2022	3,253,565	29.3156
Granted during the period	-	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
As of March 31, 2023	3,253,565	32.4020
Granted during the period	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
As of March 31, 2024	3,253,565	32.4020

The exercise prices and exercise periods, giving retroactive effect of combination in March 2023, of the share options outstanding as at the end of the reporting periods are as follows:

Year Ended 31 March 2024
Number of options	Exercise price	Exercise period
	(RMB)
1,533,252	13.938	2021-2031
613,369	25.8524	2021-2026
1,106,944	52.5376	2021-2026
3,253,565

Bonus incentive plan

On January 1, 2015, Lakeshore Group launched a bonus incentive program effective for six years from launch date. The bonus incentive program is divided into two six-month periods each calendar year. The bonus incentive program specifies for each monthly tranche in the six-month period an independent performance condition for a stated period of service (i.e., one month). The bonus amount is determined on a monthly basis at month-end by the human resources department based on a reasonably objective performance criteria that serves as a basis for promotion and other compensation decisions. A fixed conversion price is then applied to the employee’s month end bonus to determine the number of ordinary shares to be issued to the employee for each individual month. At the end of each respective six-month period, Lakeshore Group finalizes the vested ordinary shares to be issued to the employee.

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

Restricted share units (“RSU”)

Giving retroactive effect of combination in March 2023, on February 1, 2018, Lakeshore Group granted 692,500 RSUs to employees under the Plan. The weighted average grant-date FV of restricted shares units granted was $7.24, which was derived from the FV of the underlying ordinary shares. 405,000 out of the 692,500 RSUs were subject to service conditions vesting in six equal semi-annual instalments over three years or eight equal semi-annual instalments over four years, respectively. The remaining 287,500 RSUs had been vested on March 16, 2023 due to the successful closing of the public offering. As of March 31, 2023, all the granted options are vested, and there were no unrecognized share-based payment expenses related to unvested restricted shares.

Giving retroactive effect of combination in March 2023, on July 25, 2018, Lakeshore Group granted 270,000 units of RSUs to three independent directors. Starting from the effective date of August 1, 2018, 30,000 RSUs will be awarded to each of the three directors annually, which shall be vested in equal portion of 7,500 units per three months’ Director services rendered by each director. For each of the new directors, 5,000 units will be vested for the two-month period starting from August 1, 2018, and the remaining are vested on quarterly basis starting from October 1, 2018 to July 31, 202. The grant-date FV of the RSU was $1.84, which was derived from the FV of the underlying ordinary shares. As of March 31, 2023, all the granted options are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On March 25, 2024, Lakeshore Group granted 1,900,000 units of RSUs to three employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $0.65, which was derived from the FV of the underlying ordinary shares. As of March 31, 2024, all the granted options are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

 On March 30, 2024, Lakeshore Group granted 200,000 units of RSUs to two employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $0.72, which was derived from the FV of the underlying ordinary shares. As of March 31, 2024, all the granted options are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

The 2020 Share Incentive Plan

On December 31, 2020, Lakeshore Group’s board of directors adopted the 2020 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with Lakeshore Group. Pursuant to such plan, Lakeshore Group can grant awards to directors, employees and consultants of Lakeshore Group with rights to subscribe for up to 8,750,000 underlying ordinary shares of Lakeshore Biopharma. As of the date of this report, (1) 2,093,418 shares as RSU incentive shares have been fully vested and issued to the respective directors and employees of Lakeshore Group, and (2) 6,656,582 shares are reserved but not issued, among which, options to subscribe for 3,471,546 ordinary shares of Lakeshore Biopharma are granted to certain senior management and employees of Lakeshore Group but not exercised, giving retroactive effect of combination in March 2023.

Stock-based compensation expense included in Lakeshore Group’s consolidated statements of operations and comprehensive loss is as follows:

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Research and development	975,171	(997,846)	-	$-
General and administrative	6,789,277	4,502,847	9,789,686	1,379,801
Total stock-based compensation	7,764,448	3,505,001	9,789,686	$1,379,801

On August 15, 2022, unanimous written resolution of the board of directors of Lakeshore Group accepted notice from a former employee, for the surrender of 143,750 of issued shares with US$0.00002 each in Lakeshore Group registered in his name, giving retroactive effect of how was this accounts for combination in March 2023.

NOTE 15 – RELATED PARTY TRANSACTIONS AND BALANCES

The following companies are related parties that had balances or transactions with Lakeshore Group as of and during the fiscal years ended March 31, 2024, 2023 and 2022:

Name of related parties	Relationship with Lakeshore Group
Yisheng Biopharma Holdings Ltd.	An entity controlled by Yi Zhang*
Apex Prospect Limited	A shareholder of Lakeshore Group
Yi Zhang *	A shareholder of Lakeshore Group
Hui Shao	Chief Executive Officer
Nan Zhang	Daughter of Yi Zhang
Xu Zhang	Daughter Yi Zhang
Rui Mi	Spouse of Yi Zhang

*	Yi Zhang was the chairman of the board of directors for the years ended March 31, 2023 and 2022. The entity controlled by him was the related parties of Lakeshore Group during fiscal years 2023 and 2022.

Transactions with related parties

Lakeshore Group had the following transactions with related parties, all of which are interest-free during the fiscal years ended March 31, 2024, 2023 and 2022:

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Amounts due from related party:
Yisheng Biopharma Holdings Limited (Hong Kong)
Receivable collected on behalf of Lakeshore Group	2,966,777	-	-	-
Repayment to Lakeshore Group	33,055,610	-	-	-

In fiscal 2022, Lakeshore Group lent RMB2,966,777 to Yisheng Biopharma Holdings Limited (Hong Kong), and Yisheng Biopharma Holdings Limited (Hong Kong) repaid RMB33,055,610 to Lakeshore Group. There were no transactions with related parties during the years ended March 31, 2023 and 2024. In July 2023, Lakeshore Group spent US$20,000 to purchase a vehicle from Rui Mi, spouse of Mr. Yi Zhang, that was subsequently purchased back  by Rui Mi in March 2024.

NOTE 16 – INCOME TAX

Cayman Islands. Under the current laws of the Cayman Islands, Lakeshore Biopharma is not subject to tax on income or capital gains. In addition, upon payments of dividends by Lakeshore Biopharma to its shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong. Under the Hong Kong tax laws, Yisheng Hong Kong, as a holding company, is exempted from profit tax on its foreign-sourced income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore. Yisheng Singapore, a subsidiary incorporated in Singapore, files separate income tax returns in Singapore at the statutory income tax rate of 17%.

China. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Liaoning Yisheng was approved as an HNTE in December 2021, Liaoning Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years. Since Beijing Yisheng was approved as an HNTE in December 2022, Beijing Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years.

United States. US Yisheng, a subsidiary incorporated in Maryland, United States is subject to statutory federal corporate income tax at a rate of 21% and state income tax at a rate of 8.25%.

Philippines. The subsidiary incorporated in Philippines is subject to income tax at 20%

The provision for income tax consisted only of deferred tax.

The following table reconciles the statutory rate to Lakeshore Group’s effective tax rate:

	Years Ended March 31,
	2022	2023	2024
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of different tax rates in different jurisdictions	(18.26)%	(36.00)%	(13.32)%
Effect of PRC preferential tax rate	4.56%	8.72%	(3.39)%
Effect of research and development expenses deduction and others	33.20%	25.50%	9.97%
Non-deductible expenses	-%	-%	0.06%
Temporary differences*	4.88%	0.79%	(4.77)%
Change in valuation allowance	(44.47)%	(23.23)%	(18.31)%
Effective tax rate	4.91%	0.78%	(4.76)%

*	Temporary differences primarily relate to impairment of inventories, property, plant and equipment and government grants.

Net deferred tax assets as of March 31, 2024 and 2023, consist of the following key components:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Deferred tax assets:
Write-down of inventories to net realizable value	716,917	10,223,137	$1,440,893
Impairment of property, plant and building	1,769,405	13,542,899	1,908,795
Deferred government grants	3,296,223	2,951,867	416,049
Losses available for offsetting against future taxable profits	39,366,020	81,220,037	11,447,503
Less: valuation allowance	(39,366,020)	(81,220,037)	(11,447,503)
Total deferred tax assets, net	5,782,545	26,717,903	3,765,737
Deferred tax liabilities:			-
Fair value adjustments arising from historical acquisition of subsidiaries	(3,876,964)	(3,083,714)	(434,632)
Total deferred tax liabilities	(3,876,964)	(3,083,714)	(434,632)
Net deferred tax asset	1,905,581	23,634,189	$3,331,105

In assessing the realizability of the net deferred tax assets, Lakeshore Group considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income in the future. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized. The amount of the deferred tax asset is considered unrealizable because it is more likely than not that Lakeshore Group will not generate sufficient future taxable income to utilize this portion of the net operating loss.

Uncertain tax positions

There were no uncertain tax positions as of March 31, 2024 and 2023 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

NOTE 17 – DEFERRED GOVERNMENT GRANTS

Deferred government grants represent funds received from the PRC government for research and development, investment in building or improvement in Lakeshore Group’s production facilities. These specific subsidies are recorded as deferred government grants upon receipt and are recognized as government grants recognized in income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by Lakeshore Group is not required. Lakeshore Group received government grants that were deferred in the amount of RMB3.6 million and RMB4.0 million in fiscal 2024 and 2023, respectively. In addition, Lakeshore Group received RMB15.3 million and RMB15.7 million other subsidies that the government has not set any conditions and are not tied to future trends or performance of Lakeshore Group and were recognized in other income in 2024 and 2023, respectively.

Deferred government grants included the following:

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
Government grants for property, plant and equipment
Balance at beginning of the year	22,030,690	20,575,012	$2,899,931
Addition	-	3,600,000	507,400
Recognized as income	(1,455,678)	(2,439,156)	(343,786)
Subtotal	20,575,012	21,735,856	$3,063,545
			-
Government grants for research and development			-
Balance at beginning of the year	10,318,528	5,327,196	$750,838
Addition	4,000,000	-	-
Recognized as income	(8,991,332)	(4,767,414)	(671,940)
Subtotal	5,327,196	559,782	$78,898
Total deferred government grants	25,902,208	22,295,638	$3,142,443
			-
Less：current portion	2,295,701	2,015,693	$284,100
			-
Non-current portion	23,606,507	20,279,945	$2,858,343

Government grants for property, plant and equipment

Lakeshore Group has nine deferred government grants for property, plant and equipment. RMB2.4 million was amortized from deferred government grant into government grant recognized in income in fiscal 2024, as compared to RMB1.5 million for fiscal 2023. RMB1.5 million will be amortized in fiscal 2025 which was included in the current deferred government grant and RMB17.7 million will be amortized after 2025 which was included in the non-current portion of deferred government grants.

Government grants for research and development

Lakeshore Group has one deferred government grants related to various research and development projects. RMB4.8 million was amortized from deferred government grant into government grant recognized in income in fiscal 2024, as compared to RMB9.0 million for the fiscal year ended March 31, 2023. RMB0.5 million will be amortized in fiscal 2025 which was included in the current deferred government grant and RMB2.6 million will be amortized after 2025 which was included in the non-current portion of deferred government grants.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2024, Lakeshore Group has the following commitments to purchase raw materials or services:

	As of March 31,
	2024	2024
	(RMB)	(US$)
Construction in progress	27,531,843	$3,880,457
Other professional service fee	3,050,850	430,000
Purchase raw materials	38,275,819	5,394,760
Research and development	51,593,189	7,271,767
Total	120,451,701	$16,976,984

In 2018, Liaoning Yisheng filed a sales contract dispute with Hebei Defense Biological Products Supply Center. The Supreme People’s Court of Liaoning supported the Liaoning Yisheng’s claim the defendant Hebei Weifang should pay RMB2,465,807 for Liaoning Yisheng vaccine within 20 days after the judgment came into effect. As of the date of this report, Lakeshore Group received RMB1,636,755 from Hebei Defense Biological Products Supply Center, and the balance of RMB829,052 may be received in fiscal 2025.

In October, 2023, Liaoning Yisheng filed an engineering dispute with Shenyang Baimu Technology Co., Ltd (“Shenyang Baimu”), claiming Shenyang Baimu should pay a penalty of RMB2,180,000 for engineering delays and refund the overpaid funds. As the proceedings are under trial, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible gain or a range of reasonably possible gains cannot be made.

In December, 2023, Liaoning Yisheng filed an engineering dispute with Aoxing Pharmaceutical Equipment (Shijiazhuang) Co., Ltd (“Aoxing”), claiming Aoxing should refund RMB1,860,000 and pay a penalty of RMB155,000 for engineering delays. As the proceedings are under trial, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible gain or a range of reasonably possible gains cannot be made.

In March, 2024, Shenyang Jiayixin Decoration Engineering Design Co., Ltd filed a dispute with h Liaoning Yisheng, claiming Liaoning Yisheng should refund RMB522,716 and interest of RMB34,400. As the proceedings are in the early stages, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

In April, 2024, Jilin Ruisheng Science and Trade Company (“Jilin Ruisheng”) filed a dispute with Liaoning Yisheng, claiming Liaoning Yisheng should refund RMB164,141 and interest of RMB28,314. As the proceedings are in the early stages, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

Lakeshore Group was also involved in labor disputes as of March 31, 2024. As the proceedings are in the early stages or the second appeal, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

Since December 2023, the Company has been involved in several legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates. On December 22, 2023, the Grand Court of the Cayman Islands (the “Grand Court”) granted the Company an injunction against Mr. Zhang, which restrained Mr. Zhang from, among other things, taking any steps to exercise any powers of, or hold himself out to be, chairperson of the Board. That injunction was discharged by the Grand Court on February 6, 2024. On February 16, 2024, the Company obtained another injunction from the Grand Court which restrained Mr. Zhang and his associates, including Nan Zhang, Yun (Monica) Zhang, Lui Chi Keung and Jing Xian Li from, among other things, holding themselves out to be directors of the Company and from taking any steps to exercise any powers as though they were directors. On April 3, 2024, the Company filed an Amended Statement of Claim with the Grand Court in its proceedings against Mr. Zhang and his associates. The Amended Statement of Claim seeks various forms of declaratory and injunctive relief against the defendants as well as damages. On June 7, 2024, Mr. Zhang filed a Defence with the Grand Court which, among other things, alleges that certain present and former directors of the Company took steps to improperly oust Mr. Zhang from, and to seize control of, the Company and that certain present and former directors of the Company breached their fiduciary duties to the Company (which Mr. Zhang has pleaded will be the subject of separate derivative proceedings) and denies the Company’s entitlement to the relief the Company has claimed in its Amended Statement of Claim. On August 2, 2024, the Company filed and served its Reply by which the Company has, among other things, denied these allegations.

In 2024, Mr. Zhang filed a writ of summons (the “Writ of Summons”) with the Grand Court against the Company and certain of its directors and executive officers and Apex Prospect Limited, seeking, amongst other things, (i) a declaration that the issue by the Company of 95,269,762 shares to Apex (the “Apex Shares”) was invalid and of no effect; (ii) an injunction restraining Apex from exercising any voting rights in respect of the Apex Shares; (iii) a declaration that the removal of Mr. Zhang as a director of the Company on February 12, 2024 was invalid and of no effect; and (iv) a declaration that the appointment of new directors to the Company on February 13, 2024 was invalid and of no effect and an injunction restraining the individuals appointed as new directors of the Company on February 13, 2024 from holding themselves out to be directors of the Company or exercising any power as directors of the Company. As of the date of this Annual Report, the Writ of Summons has not yet been served on the Company or any of the other defendants.

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought an aggregate amount of RMB919 million of payment, primarily covering fees for research and development services of RMB198 million and accrued interest borrowings and other fees of RMB721 million until full payment. The Claimants allege Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million in the aggregate, including fees for research and development services of RMB198 million and accrued interest, borrowings and other fees of RMB525 million until full payment. In connection with the arbitration proceedings, Liaoning Yisheng’s inventory of YSJATM rabies vaccine with an appraisal value of approximately RMB902 million had been frozen. Liaoning Yisheng received a decision from the Kaifeng Arbitration Commission on June 18, 2024, to suspend the arbitration, and filed a case with the Kaifeng Intermediate People’s Court on June 12, 2024, to confirm the validity of the arbitration agreement.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged that Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and that the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng had agreed to repay the Claimant approximately RMB59 million in the aggregate. The Claimant sought an arbitration award of RMB83 million in payment from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases.

NOTE 19 – SEGMENT INFORMATION

Based on management’s assessment, Lakeshore Group has one operating segment, which is the development, production, marketing and sale of biopharmaceutical products. No operating segments were aggregated to form the reportable operating segment.

Lakeshore Group’s non-current assets are located in the PRC and other countries, such as Singapore, United States and Philippines. The location of these non-current assets can be aggregated to form the reportable geographical segment.

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
PRC	645,210,788	527,009,381	$74,278,983
Other countries/regions	4,602,447	17,583,961	$2,478,360

The non-current asset information above is based on the location of the assets and excludes financial instruments and deferred tax assets.

NOTE 20 – SUBSEQUENT EVENTS

Lakeshore Group performed an evaluation of events and transactions for potential recognition or disclosure through the date of this report. Lakeshore Group is not aware of any material subsequent events other than those disclosed below and elsewhere in the notes to the consolidated financial statements.

On April 5, 2024, LakeShore Tech Hong Kong Limited and LakeShore Bio Hong Kong Limited were incorporated as holding company its under the laws of Hong Kong as entities owned by Lakeshore Biopharma.

On April 19, 2024, Hu’an Yuanhang Technology (Beijing) Co., Ltd was incorporated for research and development, with name changed to Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd on July 11, 2024.

From April 18, 2024 to May 17, 2024, Lakeshore Group borrowed RMB19.8 million with interest at 4.0% from Guangfa Bank Shenyang Branch. The loans are due on September 10, 2024.

From May 29, 2024 to August 1, 2024, Lakeshore Group borrowed RMB93.4 million with interest at 5.0% from Beijing HRJK Real Estate Co., Ltd. The loans are due on December 31, 2024 Beijing HRJK Real Estate Co., Ltd, an affiliate of Apex Prospect Limited who is a controlling shareholder of the Company.

On May 21, 2024, as a special resolution that, the name of the Company be and hereby is changed from YS Biopharma Co., Ltd. to LakeShore Biopharma Co., Ltd.

On May 21, 2024, as an ordinary resolution that, the 2024 Share Incentive Plan approved.

On May 2, 2024, the Board approved the appointment of Mr. Dave Chenn as the Interim Chief Executive Officer of the Company and Dr. Hui Shao as the Co-Chief Executive Officer.

On May 21, 2024, as an ordinary resolution that, each of Dave Chenn, Chunyang Shao, Zengjun Xu, Thomas Xue and Adam Zhao, be appointed as a director of the Company. Each of Dr. Ajit Shetty, Dr. Viren Mehta, Mr. Haitao Zhao, Mr. Henry Chen, Mr. Pierson Yue Pan, Mr. Yuntao Cui and Mr. Jin Wang voluntarily resigned from the board of directors (the “Board”) of LakeShore Biopharma Co., Ltd (the “Company”), effective on May 31, 2024.

On June 1, 2024, the Board voted to appoint Mr. Dave Chenn as chairperson. The Audit Committee is constituted Adam Zhao (Chair), Thomas Xue and Chunyang Shao. Compensation Committee is constituted Rachel Yu (Chair), Dave Chenn and Hui Shao (David). Nominating and Corporate Governance Committee is constituted Rachel Yu (Chair), Dave Chenn and Hui Shao (David).

On June 4, 2024, the Board appointed Mr. Xu Wang as the Chief Operation Officer of the Company.

Ms. Chunyuan Wu (Brenda) resigned from the Board and from her position as the chief financial officer (“CFO”) of the Company, effective June 14, 2024. Ms. Wu advised the Company that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following her resignation, the Board appointed Ms. Rachel Yu, a director of the Company, as the interim CFO while the Company searches for a permanent successor as CFO.

Mr. Zengjun Xu resigned as a director of the Company, effective June 14, 2024. Mr. Xu advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Following such resignation, the Board is now comprised of six members, including: (1) Mr. Dave Chenn, (2) Dr. Hui Shao (David), (3) Ms. Rachel Yu, (4) Mr. Adam Zhao, (5) Mr. Thomas Xue, and (6) Mr. Chunyang Shao.

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Lakeshore Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to Lakeshore Group as the restricted net assets of Lakeshore Group’s PRC subsidiaries exceeded 25% of the consolidated net assets of Lakeshore Group. Therefore, the condensed financial statements of the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	(RMB)	(RMB)	(US$)
ASSETS
Current Assets
Cash	3,045,660	167,227,049	$23,569,704
Amounts due from related parties	1,039,986,896	1,145,781,243	161,491,366
Total current assets	1,043,032,556	1,313,008,292	185,061,070

Non-current assets
Long-term investments, net	158,734,357	165,416,495	23,314,517
Long-term prepaid expense	-	2,341,350	330,000
Total non-current assets	158,734,357	167,757,845	23,644,517
Total Assets	1,201,766,913	1,480,766,137	$208,705,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued expenses and other liabilities	461,105,636	887,485,236	$125,086,010
Warrants liability	8,792,389	4,548,004	641,015
Amounts due to related parties	3,415,603	3,526,595	497,054
Total current liabilities	473,313,628	895,559,835	126,224,079
Total Liabilities	473,313,628	895,559,835	126,224,079

Shareholders’ equity:
Ordinary shares, par value US$0.00002 per share; 9,950,000,000 shares authorized; 93,058,197 and 190,227,959 shares issued and outstanding as of March 31, 2023 and 2024, respectively*	12,297	26,105	3,679
Additional paid-in capital	2,656,891,036	2,950,862,914	415,907,387
Accumulated deficit	(1,874,037,965)	(2,307,502,836)	(325,229,434)
Accumulated other comprehensive loss	(54,412,083)	(58,179,881)	(8,200,124)
Total shareholders’ equity	728,453,285	585,206,302	82,481,508
Total liabilities and shareholders’ equity	1,201,766,913	1,480,766,137	$208,705,587

*	Gives retroactive effect to the business combination in March 2023.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Equity loss of subsidiaries	(75,864,722)	(138,758,136)	(379,244,652)	$(53,452,382)

Operating expenses:
Selling and marketing	-	-
General and administrative	29,178,255	7,630,726	60,553,856	8,534,722
Research and development	988,531	(887,280)	33,011	4,653
Total operating expenses	30,166,786	6,743,446	60,586,867	8,539,375

Loss from operations	(106,031,508)	(145,501,582)	(439,831,519)	(61,991,757)

Other income (expenses):
Financial expenses, net	27,107	1,119	1,907,804	268,894
Fair value changes of warrant liability	-	21,358	4,458,844	628,449
Total other expense, net	27,107	22,477	6,366,648	897,343

Net loss	(106,004,401)	(145,479,105)	(433,464,871)	(61,094,414)
Accretion to redemption value of convertible redeemable preferred shares	(130,662,326)	(137,991,697)	-	-
Net loss attributable to Lakeshore Biopharma	(236,666,727)	(283,470,802)	(433,464,871)	(61,094,414)

Net loss	(106,004,401)	(145,479,105)	(433,464,871)	(61,094,414)
Foreign currency translation gain(loss)	38,864,606	(137,500,063)	(3,767,798)	(531,050)
Total comprehensive loss	(67,139,795)	(282,979,168)	(437,232,669)	$(61,625,464)

Loss per share*:
– Basic and Diluted	(1.71)	(2.35)	(4.05)	$(0.57)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	61,827,883	61,785,466	106,923,121	106,923,121

*	Gives retroactive effect to the business combination in March 2023.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2022	2023	2024	2024
	(RMB)	(RMB)	(RMB)	(US$)
Net loss	(106,004,401)	(145,479,105)	(433,464,871)	$(61,094,414)
Equity loss of subsidiaries	75,864,722	138,758,136	379,244,652	53,452,382
Share-based compensation	7,764,448	3,505,001	9,789,686	1,379,801
Fair value changes of warrant liability	-	(21,358)	(4,458,844)	(628,449)
Changes in operating assets and liabilities:
Amounts due from related parties	(23,299,705)	(520,750,020)	(105,794,347)	(14,911,113)
Amounts due to related parties	(110,893)	260,208	110,992	15,644
Accrued expenses and other liabilities	(24,732,348)	48,377,785	33,181,238	4,676,707
Prepaid expense	-	-	(2,341,350)	(330,000)
Net cash used in operating activities	(70,518,177)	(475,349,353)	(123,732,844)	(17,439,442)

Cash flows from investing activities:
Payment for long-term investment	(813,776)	-	(1,523,970)	(214,795)
Net cash used in investing activities	(813,776)	-	(1,523,970)	(214,795)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-	284,196,000	40,055,814
Proceeds from acquisition	-	252,457,329	-	-
Offering cost		(35,884,661)	-	-
Net cash provided by financing activities	-	216,572,668	284,196,000	40,055,814

Effect of exchange rate on cash	(6,353,461)	9,210,810	5,242,203	738,859
Net (decrease) increase in cash	(77,685,414)	(249,565,875)	164,181,389	23,140,436
Cash at the beginning of the year	330,296,949	252,611,535	3,045,660	429,268
Cash at the end of the year	252,611,535	3,045,660	167,227,049	$23,569,704

Non-cash transactions:
Accretion to redemption value of convertible redeemable preferred shares	130,662,326	(137,991,697)	-	$-
Equity transaction from warrants	-	(8,870,007)	-	$-
Equity transaction from preferred shares	-	1,636,897,084	-	$-