Form 20-F
period 2025-03-31
LakeShore Biopharma Co., Ltd.
filed 2025-07-31
CIK 1946399

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Xu Wang, Director and Chief Executive Officer

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC, 102629

Tel: 010-89202086

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary share, par value US$0.0002 per share	LSB	Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share	LSBPW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2025, there were 20,766,531 ordinary shares outstanding, par value US$0.0002.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F (this “Annual Report”):

●	“Articles” or “Articles of Association” means our second amended and restated memorandum and articles (as amended and restated from time to time), adopted on September 27, 2024 and effective from October 1, 2024;

●	“Beijing Yisheng” means Beijing Yisheng Biotechnology Co., Ltd., a company incorporated under the laws of the PRC with limited liability and our wholly-owned subsidiary;

●	“Board” means our board of directors;

●	“Business Combination” means the transactions contemplated by the Business Combination Agreement which was consummated on March 16, 2023;

●	“Business Combination Agreement” means the business combination agreement, dated as of September 29, 2022, by and among LakeShore Biopharma, SPAC, Merger Sub I and Merger Sub II;

●	“Cayman Companies Act” means the Companies Act (as Resed) of the Cayman Islands;

●	“CDC(s)” means the Center(s) for Disease Control and Prevention;

●	“China” or “PRC” means the People’s Republic of China (and, only in the context of describing the industry matters, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal, regulatory or tax matters and advice in this Annual Report, excludes Hong Kong, Macau and Taiwan). The term “Chinese” has a correlative meaning for the purpose of this Annual Report;

●	“Code” means the Internal Revenue Code of the 1986, as amended;

●	“Company,” “LakeShore Biopharma,” “LakeShore Group,” “we,” “our,” “us,” or similar terms means LakeShore Biopharma Co., Ltd (formerly known as YS Biopharma Co., Ltd.), a company incorporated in the Cayman Islands with limited liability and, where the context requires, its consolidated subsidiaries from time to time;

●	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

●	“GMP” means Good Manufacturing Practices;

●	“HK LakeShore Tech” means LakeShore Tech Hong Kong Limited, a company incorporated in Hong Kong with limited liability and our wholly-owned subsidiary;

●	“HK Yisheng” means YishengBio (Hong Kong) Holdings Limited, a company incorporated in Hong Kong with limited liability and our wholly-owned subsidiary;

●	“KOL(s)” means key opinion leaders;

●	“Liaoning Yisheng” means Liaoning Yisheng Biopharma Co., Ltd., a company incorporated in the PRC with limited liability and our wholly-owned subsidiary;

●	“Merger Sub I” means Oceanview Bioscience Acquisition Co., Ltd., a company incorporated in the Cayman Islands with limited liability, which was struck off as part of the Business Combination;

●	“Merger Sub II” means Hudson Biomedical Group Co., Ltd., a company incorporated in the Cayman Islands with limited liability and our wholly-owned subsidiary;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“NMPA” means the National Medical Products Administration in China;

●	“PCAOB” means the Public Company Accounting Oversight Board;

●	“Philippines Yisheng” means YS Biopharma (Philippines) Inc., a company incorporated in the Philippines with limited liability with limited liability and our wholly-owned subsidiary;

●	“PFIC” means a “passive foreign investment company” for U.S. federal income tax purposes;

●	“PRC government” means the governmental authorities of the PRC, including all political subdivisions (including central, provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the Securities Act of 1933, as amended;

●	“Share(s)” or “ordinary share(s)” means ordinary share(s) in our capital with par value of US$0.0002 each;

●	“Singapore LakeShore” means LakeShore Biopharma (Singapore) Pte. Ltd. (formerly known as Yisheng Biopharma (Singapore) Pte. Ltd.), a company incorporated in Singapore with limited liability and our wholly-owned subsidiary;

●	“SPAC” means Summit Healthcare Acquisition Corp., a company incorporated in the Cayman Islands with limited liability and our wholly-owned subsidiary;

●	“U.S. dollars,” “US$” or “$” means United States dollars, the legal currency of the United States; and

●	“Warrant(s)” means warrant(s) to purchase Ordinary Share(s), with each whole warrant entitling the holder thereof to purchase one Ordinary Share.

This Annual Report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Annual Report were made at a rate of RMB7.1782 to US$1.00, the exchange rate set forth in the central parity rate release of the People’s Bank of China on March 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

v

Holding Company Structure

LakeShore Biopharma is not an operating company but a Cayman Islands holding company that conducts our operations in multiple countries, including China, Singapore, the Philippines and Cayman Islands, through our subsidiaries, including but not limited to, Beijing Yisheng, Liaoning Yisheng, Singapore LakeShore and Philippines LakeShore. Holders of our ordinary shares are not holding equity securities of our subsidiaries that have substantive business operations in China, Singapore and the Philippines, but instead are holding equity securities of a Cayman Islands holding company. The following diagram illustrates our corporate structure as of the date of this Annual Report.

Our Operations in China

We have substantial business and operations in China and thus are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company      with operations in China, including us, to conduct business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. Recent policy statements and regulatory actions by the PRC government, such as those related to human genetic data and biopharmaceutical and vaccine business, may adversely affect our ability to conduct our business and research and development (“R&D”) activities, accept foreign investments, or list on a U.S. or other foreign stock exchange, which may cause our securities to be prohibited from trading or to be delisted from the Nasdaq or any other U.S. stock exchange. Furthermore, the PRC government recently instituted more regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we filed an audit report issued by a registered public accounting firm that the PCAOB determined is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if it is identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued a report to the SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong without the approval of the Chinese authorities, including our current auditor, Grant Thornton Zhitong Certified Public Accountants LLP. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB may continue to demand complete access in mainland China and Hong Kong, resume regular inspections and pursue ongoing investigations and initiate new investigations as needed. The PCAOB also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA and the securities regulations promulgated thereunder if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in future years, or if we otherwise fail to meet the PCAOB’s requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our securities may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors with presence in China in future years, and the delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Cash is transferred among us, our offshore subsidiaries and our PRC subsidiaries, in the following manner: (1) funds are transferred to our PRC subsidiaries from us as needed through our subsidiaries outside China as capital contributions or shareholder loans, as the case may be; and (2) dividends or other distributions may be paid by our PRC subsidiaries to the Company through our subsidiaries outside China. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. None of our subsidiaries outside China has made distributions to their respective shareholder(s). In the future, our ability to pay dividends, if any, to our shareholders and to service any debt we may incur will depend upon dividends paid by our subsidiaries. In the fiscal years ended March 31, 2023, 2024 and 2025, we did not transfer any cash to any of our PRC subsidiaries except for transfers in connection with the contribution of paid-in capital to our PRC subsidiaries, including the contribution of $1,008,768 by HK Yisheng to Beijing Yisheng’s paid-in capital during the fiscal year ended March 31, 2024. In the future, cash proceeds raised from overseas financing activities may be transferred by us through our subsidiaries outside China to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries may pay dividends to our offshore subsidiaries to meet the capital needs of our business operations outside the PRC. For details about the PRC regulations and rules applicable to such cash transfers and the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Summary Risk Factors

Risks Related to Our Business and Products

●	We depend on our current marketed rabies vaccine product to generate substantially all of our revenue in the near term. Our previous operating history of manufacturing and commercializing vaccines may not provide an adequate basis to judge the viability of our business, the effectiveness of our management and our future profitability and prospects in respect of our marketed product.

●	We face substantial competition. Our competitors may discover, develop or commercialize products before, or more successfully than, we do, or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our marketed product and product candidates.

●	Our auditor has indicated that there is substantial doubt about our ability to continue as a going concern.

●	Our product candidates, once commercialized, may compete with our existing marketed product.

●	If the rabies vaccine industry in China does not grow as expected or declines, our ability to expand our business and results of operations could be materially and adversely affected.

●	The commercial success of any of our marketed product and product candidates depends on their degree of market acceptance by end-users, CDCs, KOLs and others related to the vaccine or disease prevention industry.

●	The biopharmaceutical industry is highly regulated. The relevant regulations and policies are complex and regional and subject to changes from time to time. Our ability to obtain and maintain these regulatory approvals is uncertain. Any change in government regulation and policy may place additional burdens on our business and have a material adverse effect on our financial condition and results of operations.

●	Our marketed product and product candidates may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

●	We currently rely on the manufacturing facilities for the marketed product and are still developing additional facilities at other sites. Any disruption of our current and new facilities or their failure to meet GMP regulatory compliance or other regulatory requirements may have a material adverse effect on our business, financial condition and results of operations.

●	Failure to manage the normal manufacturing capacity properly may materially and adversely affect our revenues and profitability.

●	We have incurred significant losses since our inception. We might incur losses or fail to generate sufficient revenue to achieve satisfactory profitability in the future.

●	Our financial prospects depend on the sale of our marketed product, and the successful development and approval of our clinical-stage and preclinical stage product candidates.

●	We may need to obtain substantial additional financing to fund our operations, and a failure to obtain necessary capital when needed would force us to delay, limit, reduce or terminate our product development or commercialization efforts.

●	The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain, and there can be no assurance that any of our technology, marketed product or product candidates will be protectable or remain protected by valid and enforceable patents. If we are unable to obtain and maintain patent protection for our marketed product and product candidates, or if the scope of such patent protection obtained is not sufficiently broad, third parties may compete directly against us.

●	While the lockdown in China ended, the aftereffect of the pandemic may continue to disrupt global economies and markets. We could be adversely affected by the ongoing global impacts and uncertainties of the COVID-19 pandemic or similar pandemics in the future.

Risks Related to Doing Business in China

We face various legal and operational risks associated with doing business in China, which could cause the value of our securities to decline or become worthless, and significantly limit or completely hinder our ability to accept foreign investments and offer or continue to offer securities to foreign investors. These risks include, but are not limited to:

●	We have a substantial business and operation in China and thus are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. On December 16, 2021, the PCAOB issued a report to the SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong without the approval of the Chinese authorities, including our current auditor, Grant Thornton Zhitong Certified Public Accountants LLP. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB may continue to demand complete access in mainland China and Hong Kong, resume regular inspections and pursue ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA and the securities regulations promulgated thereunder if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China in future years, or if we otherwise fail to meet the PCAOB’s requirements. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

●	The PRC government has significant oversight and discretion over the conduct of our business and operations and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Recent policy statements and regulatory actions by the PRC government, such as those related to human genetic data and biopharmaceutical and vaccine business, may adversely impact our ability to conduct our business and R&D activities, accept foreign investments, or list on a U.S. or other foreign stock exchange, which may cause our securities to be prohibited from trading or to be delisted from the Nasdaq or any other U.S. stock exchange. Furthermore, the PRC government recently instituted new regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

●	The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the M&A Rules remain unclear. There is no assurance, however, that regulators in China will not subsequently require us to undergo the approval or clearance procedures in relation to the Nasdaq listing and subject us to penalties for non-compliance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval, filing, and/or other requirements of PRC governmental authorities may be required under PRC laws, regulations or policies.”

●	On February 17, 2023, the CSRC issued the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures for Overseas Listing”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Administrative Measures for Overseas Listing and the CSRC press release regarding the Trial Administrative Measures for Overseas Listing published on its official website on February 17, 2023, an indirect overseas offering and listing by domestic companies, which refers to the offering and listing by a company by way of an overseas incorporated entity the major business operations of which are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company, is subject to filing procedures with the CSRC. A company having been listed overseas before the effectiveness of the Trial Administrative Measures for Overseas Listing would only be subject to the filing requirements when conducting a follow-on offering of securities. However, given that the Trial Administrative Measures for Overseas Listing were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory development in China may exert more oversight and control over listing and offerings that are conducted overseas. The approval, filing, and/or other requirements of PRC governmental authorities may be required under PRC laws, regulations or policies” and “Item 4. Information on the Company—B. Business Overview—Regulations—Laws and Regulations in China—Regulations relating to overseas listing.”

Risks Related to Ownership of the Ordinary Shares

●	We have been involved, and may continue to be involved, in claims, disputes, litigation, arbitration or other legal proceedings by or against Mr. Yi Zhang, the former chairperson of our board of directors and a principal shareholder of our Company.

●	The price of the ordinary shares may be volatile, and the value of the ordinary shares may continue to decline.

●	We are an emerging growth company and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	Sales of the ordinary shares, or the perception of such sales, by us or the selling securityholders in the public market or otherwise could cause the market price for the ordinary shares to decline.

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

We currently own one marketed product in China, our YSJATM rabies vaccine, sales of which have generated and are expected to continue to generate substantially all of our revenue in the near term. In the fiscal years ended March 31, 2023, 2024 and 2025, revenues from sales of rabies vaccine accounted for approximately 100% of our total revenues. Our ability to continuously commercialize YSJATM rabies vaccine and expand our sales will depend on various factors, including, among other things, our ability to maintain proper manufacturing facilities, achieve effective sales and marketing, maintain competitive attractiveness, secure widespread acceptance of this product, maintain compliance with ongoing regulatory requirement, properly price and obtain coverage and adequate reimbursement of this product by governmental authorities, private health insurers and other third-party payors. If YSJATM rabies vaccine fails to achieve successful sales and further sales expansion, it could have a material adverse effect on our business, financial condition and results of operations.

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

Our auditor has indicated that there is a substantial doubt about our ability to continue as a going concern.

To date, we had net loss for the year, accumulated deficits and cash used in operating activities. For the fiscal year ended March 31, 2025, we recorded net loss for the year of RMB100.0 million ($13.9 million) and net cash used in operating activities of RMB121.0 million ($16.9 million). As of March 31, 2025, we had an aggregate accumulated deficit of $335.4 million. As of March 31, 2025, we had cash of approximately RMB107.5 million (US$15.0 million), and outstanding loans and other borrowings of approximately RMB413.9 million ($57.7 million). In addition, we have been involved in certain legal proceedings in the Cayman Islands and arbitration claims in China against Mr. Yi Zhang, the former chairperson of the Board, and his associates. As a result of the net losses, the legal proceedings and other factors, our independent auditor issued an audit opinion with respect to our financial statements for the three years ended March 31, 2025 that indicated that there is a substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ability to continue as a going concern is dependent upon improving operational efficiency and cost reductions, generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business.

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

The rabies vaccine industry in China has developed rapidly in the past decade, driven by favorable government policies, GDP growth, increase awareness on public health, affordability of vaccination and the emergence of new virus and pandemics, according to the Frost & Sullivan report. In 2024, a total of 12 companies produced and released approximately 81.7 million doses of human rabies virus vaccine in the Chinese Market, representing an increase of approximately 15.8 million doses, or 22.4%, compared to that of 2023. However, the continued growth of the rabies vaccine industry will depend on numerous factors, many of which are beyond our control, including but not limited to:

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

Our business success will substantially depend on the successful development, regulatory approval and commercialization of our product candidates, particularly our lead product candidates, such as simplified four-dose regimen for YSJATM, PIKA rabies vaccine and PIKA YS-ON-001. These product candidates are still in preclinical or clinical studies. Before we can generate revenue from sales of these product candidates, each of them will undergo preclinical and/or clinical studies, regulatory approval in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts. We invested a significant portion of our efforts and financial resources in the development of our existing lead product candidates, and will continue to evaluate the progress and prioritization of our product candidates and make further investment based on our evaluation, aligning with our financial condition, global health needs and market dynamics. The success of our product candidates will depend on several factors, including:

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

We sell our vaccine products in China to CDCs and participate in public tenders hosted by them, which exposes us to certain risks related to doing business with public authorities. For example, although we sign contracts with them for sales of our vaccine products, and such contracts generally stipulate the payment time and method as well as dispute resolution, we have little or no control over their procurement decisions or payment cycles, and the CDCs that contract to purchase our products may reduce or cancel orders, or demand price adjustments or other changes to their contracts with us without our consent. Furthermore, we have experienced delays and may experience further delays in payments from these CDCs due to budget constraints, experienced by local governments in certain regions that led to slower payment settlement, and changes in governmental policies, which have impacted our cash flow and financial condition. Our participation and reliance on public tenders may also expose us to political changes and policy fluctuations, as the public health budget, regulatory guidelines, and the overall health care landscape may be influenced. For example, changes in the personnel of CDCs that purchase our products may result in changes or delays to, or cancellations of, their purchase commitments due to, among others, differing policy and budgetary agendas of the personnel involved. Furthermore, public tenders are typically highly competitive and governed by strict procurement regulations, which might lead to unpredictable outcomes and increased bidding costs. Any of the foregoing actions taken by the authorities could have a material adverse effect on our results of operations and expected earnings, or result in our failure to meet, or having to adjust downwards, our sales estimates.

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

We have been involved, and may continue to be involved, in claims, disputes, litigation, arbitration or other legal and administrative proceedings in our ordinary course of business. We have been involved in legal proceedings in Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board and his associates. We are also in arbitration proceedings in China with two entities controlled by Mr. Yi Zhang. See “Item 4. Information On the Company—Business Overview—Legal Proceedings and Compliance” for more details. These may concern issues relating to, among others, quality issues relating to our marketed product and product candidates, the manufacturing, storage, logistics and commercialization processes relating to our marketed product and product candidates, administrative actions, authority, procedures and decisions, product liability, environmental matters, breach of contract, construction projects, employment or labor disputes, and infringement of intellectual property rights.

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

According to the Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on March 10, 2024, foreign organizations, foreign individuals and the institutions established or actually controlled thereby shall not collect or preserve China’s human genetic resources within the PRC, and shall not provide China’s human genetic resources abroad. Where a foreign organization or an institution established or actually controlled by a foreign organization or foreign individual needs to use China’s human genetic resources to conduct scientific research activities, it shall comply with the applicable laws, administrative regulations and relevant provisions in the PRC, and cooperate with China’s scientific research institutions, medical institutions and other enterprises provided therein. As of the date of this Annual Report, our current clinical trials in China, which involve PRC human genetic resources, are conducted in an international cooperation manner between us and PRC institutions and enterprises, and such cooperation has been approved by or filed with the competent authority. However, as uncertainties exist regarding the interpretation and implementation of these regulations, we cannot assure you we have been and will be fully in compliance with these regulations, including obtaining the filings or approvals in a timely manner or at all. Any failure to be compliant with these regulations may result in various penalties or other regulatory actions being imposed on us, such as confiscation of the revenues that were generated through the unauthorized activities, the imposition of fines, which could have an adverse effect on our business and results of operations.

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

Moreover, regulatory authorities in China have implemented and are considering implementing a number of additional legislative and regulatory proposals concerning data protection. For instance, the PRC Cyber Security Law, which became effective in June 2017, created China’s first national-level information security classified protection system for “network operators,” which may include all entities in China that own, manage provide services or use over the internet or other information networks. The PRC Data Security Law was promulgated by the Standing Committee of the National People’s Congress ( the “SCNPC”) on June 10, 2021 and became effective on September 1, 2021. On July 7, 2022, the Cyberspace Administration of China published Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022 and outlined the security assessment process for outbound data transfer. In addition, certain industry-specific laws and regulations may affect the collection and transfer of personal data in China, such as the Regulation on the Management of Human Genetic Resources. It is possible that these laws, regulations and guidelines may be interpreted and applied in a manner that is inconsistent with our practices, which could potentially result in confiscation of our human genetic resource samples and associated data and subject us to administrative fines, penalties and negative publicity.

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

There are some manufacturing plants in Shenyang, China, which are currently producing our marketed product and clinical samples. We plan to expand or upgrade productivity based on our current manufacture site in Shenyang for manufacturing our marketed product and product candidates in the future. Upon completion of the manufacturing process, we first store the finished goods of our vaccine products in our Shenyang facilities, which are then shipped to our regional facilities for temporary transit storage before subsequent delivery. We do not maintain back-up facilities and depend on current facilities for the continued operation of our business. Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could significantly impair our ability to manufacture products and operate business and destroy any inventory located in those facilities. The occurrence of such an event could significantly disrupt our business and materially reduce our revenues and profitability.

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

Successful sales and marketing are crucial for us to increase the market penetration and sales of our marketed product and expand our market coverage. If we fail to attract, motivate and retain qualified commercialization team members and maintain an effective system to manage our commercialization team, or if our commercialization team underperforms, we may experience disruptions to our business, declines in sales volume and less favorable market penetration, and fail to compete effectively. If we are unable to increase or maintain the effectiveness and efficiency of our sales and marketing activities, our sales volumes, geographic coverage and business prospects could also be adversely affected. In addition, our sales and marketing efforts depend in part on the functions of our external service providers. While we implement systematic measures to manage our external service providers, such engagement may expose us to certain risks, including: (1) failure to collect receivables on a timely basis or effectively; (2) failure to possess, maintain or develop the resources and capabilities required as a service provider; (3) failure to retain or attract high or capable performing service providers; (4) failure to maintain or renew relevant qualifications; (5) engaging in non-compliant conducts, especially in those areas out of our direct supervision; (6) failure to protect our proprietary information and intellectual properties despite of the contractual obligation; and (7) failure to report adverse events or side effects, or process potential recalls in a timely manner. Any of these incidents may have an adverse impact on our business and results of operations.

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

To manufacture our products, we must obtain sufficient quantities of high-quality raw materials at commercially acceptable prices and in a timely manner. Any disruption in production or inability of or suppliers to produce and provide adequate quantities to meet our needs could impair our ability to operate our business on a day-to-day basis and to continue our research and development of our future product candidates. Moreover, we expect our demand for such materials to increase as we expand our business scale and commercialize our products, and we cannot guarantee that current suppliers have the capacity to meet our demand. We are also exposed to the possibility of increased costs, which we may not be able to pass on to customers and as a result, lower our profitability. Recently, as a result of intensified trade tensions between China and the United States, including tariffs, export controls and other international measures, the cost of imported raw materials, consumables and equipment have increased. Consequently, we may face higher procedure costs. In addition, we currently largely rely on a single supplier for several key raw materials, which increases the risk of supply disruptions. Although we are seeking alternative suppliers, switching or adding new suppliers can be costly and time-consuming, and we cannot guarantee that new suppliers will meet our requirements. Any significant disruption or increase in costs related to our supply chain could negatively impact our business and financial results.

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

We have incurred, and expect to continue to incur, significant expenses related to clinical trials and preclinical studies in the future. As of the date of this Annual Report, we have one marketed product, YSJA™ rabies vaccine, and we have begun to recognize revenue from sales of YSJA™ rabies vaccine since October 2020. We had net loss of RMB145.5 million, RMB433.5 million and RMB100.0 million ($13.9 million) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Our future financial position will depend, in part, on the sale of our marketed product, the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. Our future revenue and profitability will also depend upon the size of any markets in which our product and product candidates have received approval, the commercialization of our product candidates, our manufacturing capabilities, our ability to achieve sufficient market acceptance, secure procurement from CDCs in China and other factors. We expect to continue to incur significant expenses and operating losses in the foreseeable future. We anticipate that our expenses will increase if and as it:

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

In the three fiscal years ended March 31, 2025, we primarily funded our operations through investments from investors, bank borrowings, proceeds from Business Combination and cash from sales of our marketed rabies vaccines. We believe we will need to spend substantial resources for the commercialization and sales of our marketed product and the research and development and commercialization of our product candidates. Our future capital requirements depend on many factors, including:

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

As of March 31, 2025, LakeShore Group had 10,750,000 public warrants and 6,000,000 private warrants outstanding. LakeShore Biopharma completed a 1-for-10 reverse split in October 2024, and each warrant became exercisable for 0.1 share of common stock. Our ability to obtain additional financing from the exercise of such Warrants may be limited. There is no assurance the holders of the Warrants will elect to exercise any of the Warrants, which could impact our liquidity position. Whether holders of Warrants will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the ordinary shares. Each Warrant is exercisable for 0.1 ordinary share at $11.5. Therefore, if and when the trading price of the ordinary shares is less than $115.0 per share, we expect that holders of Warrants would not have the financial incentive to exercise their Warrants. We could receive up to an approximately $192.6 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the holders of Warrants exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 15, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result of the above and coupled with the level of Redemption Rate, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this registration statement to continue to fund our operations. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities or commercialization for one or more of our product candidates, and in turn will adversely affect our business prospects.

We had net cash outflow from operating activities in the three fiscal years ended March 31, 2025 and may continue to experience such cash outflow for the foreseeable future

We had net cash used in operating activities of RMB182.5 million, RMB295.2 million and RMB121.0 million ($16.9 million) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively, and we may not be able to achieve or sustain positive operating cash inflows for the foreseeable future. Although we believe we have sufficient working capital to fund our operations, if in any case we are unable to maintain adequate liquidity for operating activities, we may not be able to fund our research and development and commercialization activities and to meet our capital expenditure requirements, which may have a material adverse effect on our business prospects, financial condition and results of operations.

We incurred net liabilities in the past fiscal years. Despite our improved financial position, we may continue to have net liabilities in the foreseeable future and be exposed to liquidity risk.

As of March 31, 2024 and March 31, 2025, we had equity balances of RMB585.2 million and RMB499.8 million ($69.6 million), respectively. However, the historical presence of net liabilities (total deficit) in prior years can expose us to the risk of shortfalls in liquidity. Such liquidity risk could necessitate seeking financing from external sources such as external debt, which may not be available on terms favorable or commercially reasonable to us or at all. Any difficulty or failure to meet our liquidity needs as and when needed can have a material adverse effect on our business and prospects.

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

As of March 31, 2023, 2024 and 2025, we had intangible assets of RMB78.1 million, RMB71.2 million and RMB72.9 million ($10.1 million), respectively, which primarily consisted of patents relating to our PIKA adjuvant technology, other licenses, certificates and intellectual properties relating to our business operations and land use rights relating to our lands in the PRC. Our determination on whether intangible assets are impaired requires an estimation on recoverable amount of the intangible assets, which is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, the carrying amount of the intangible assets may exceed our recoverable amount, and our intangible assets may be impaired. As a result, we may be required to significantly write-off our intangible assets and record a significant impairment loss, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to credit risks arising from some customers. If we experience delays in collecting or if we are unable to collect trade receivables from customers, our results of operations and financial condition could be adversely affected.

We commenced the sale of YSJA™ rabies vaccine in October 2020. In line with market practice, we typically grant our customers a credit period of four months. As of March 31, 2023, 2024 and 2025, we had accounts receivable of RMB463.1 million, RMB444.2 million and RMB500.9 million ($69.8 million), respectively. As of March 31, 2025, our accounts receivable primarily represented amounts due from county-level CDCs attributable to the sales of YSJATM rabies vaccines. As a result, we may be exposed to credit risks. We recorded allowance for doubtful accounts for accounts receivable, net of RMB24.4 million, RMB29.4 million and RMB30.3 million ($4.2 million) as of March 31, 2023, 2024 and 2025, respectively. The increase in the year-end accounts receivable balance is primarily attributable to the financial constraints and limited liquidity experienced by local governments in certain regions, which has led to delays in the settlement of payments.

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

We have adopted the 2020 Share Incentive Plan and the 2024 Share Incentive Plan, and granted certain awards to our directors, employees and consultants pursuant to the terms of such plans. The 2024 Share Incentive Plan was amended in March 2025 (the “Amended 2024 Share Incentive Plan”). We believe the grant of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees. The maximum number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 8,750,000 ordinary shares. Pursuant to section 3.1 of the 2024 Share Incentive Plan, the maximum aggregate number of ordinary shares, par value US$0.00002 per share, which may be issued pursuant to all awards under the 2024 Share Incentive Plan (the “2024 Award Pool”) shall initially be 5,713,064 Shares, plus an annual increase on the first day of each fiscal year during the term of the 2024 Share Incentive Plan commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of ordinary shares as may be determined by the board of directors (the “Evergreen Provision”). To reflect the share consolidation effective on October 1, 2024, and the early utilization of the ordinary shares reserved for issuance under the 2024 Share Incentive Plan pursuant to the Evergreen Provision, the 2024 Award Pool under the Amended 2024 Share Incentive Plan was adjusted to 2,479,385 ordinary shares, par value US$0.0002 per share. The remainder of the Amended 2024 Plan remains the same as the 2024 Share Incentive Plan. As of June 30, 2025, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2020 Share Incentive Plan and Amended 2024 Share Incentive Plan was 875,000 and 2,479,385, respectively. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

We recorded share-based compensation expenses of RMB3.5 million, RMB9.8 million and RMB13.6 million ($1.9 million) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. We expect to further incur share-based payment expenses in the future as a result of any further grant, which will also dilute existing shareholders’ shareholding.

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

Many government patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application and transfer process. We are also dependent on our agents to take the necessary action to comply with these requirements. We cannot assure that we or our agents will comply with these requirements in a timely manner. We did not experience any material failure to comply with these requirements in the three fiscal years ended March 31, 2025 that resulted in any material adverse effect on the scope or validity of our owned patents. If we fail to comply with these requirements, we may be subject to additional late payment fines or injunctions. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Changes in either the patent laws or interpretation of the patent laws in China, the United States and other government authorities could increase the uncertainties and costs surrounding the prosecution of patent applications, and the enforcement or defense of issued patents. Such changes could potentially diminish the value of our patents or narrow the scope of our patent protection. Court rulings could also impact how patents are interpreted and enforced. For example, Leahy-Smith America Invents Act (the “America Invents Act”), which was signed into law in September 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first investor-to-file” system as of March 2013, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process. These include allowing third party submission of prior art to the United States Patent and Trademark Office (the “USPTO”) during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including post grant review, inter parties review, and derivation proceedings. The PRC laws on the protection of intellectual property rights of drugs are also evolving. The Patent Law of the PRC and the Implementation Rules of the Patent Law of the PRC are applicable to drugs protected by patents. On October 17, 2020, the Standing Committee of the National People's Congress of the PRC passed the decision to amend the Patent Law of the PRC. The amended patent law came into effect on June 1, 2021. The amended Patent Law provides, among other things, that (1) in case an invention patent is only granted after four years or more from its filing date and three years or more after a request for substantive examination was filed, the patentee can request for an extension of patent term for any unreasonable delay; and (2) the patent term extension will also be available for pharmaceutical-related patents, similar to a supplementary protection certificate in other jurisdictions, to compensate the time spent in obtaining marketing authorization for a drug. The maximum extension for drug-related patents shall be five years with a total effective patent term not exceeding 14 years after the marketing authorization of such drug is obtained. The applications for such extensions and their approval are provided for in the Patent Examination Guidelines.

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

We own or have filed application for patents for our product candidates in over 14 countries and regions. Filing, prosecuting, maintaining and defending patents on our product candidates in all countries and regions throughout the world could be prohibitively expensive for us. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and may also export otherwise infringing products to jurisdictions where we have patent protection, but where enforcement rights are not strong. These products may compete with our marketed product and product candidates and our patent rights or other intellectual property rights may not be effective or adequate to prevent them from competing.

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

We established research and development bases in China, Singapore and the Philippines, and may further expand our manufacturing, customer bases and operations globally. However, we have limited operating experience and management teams in the international market. As of the date of this Annual Report, we have not started in setting up our international operation for the sales, marketing and distribution of our immunological biologics. Managing an international organization is difficult, time-consuming and expensive. Our lack of a track record in operating a business internationally increases the risk that any current or potential future international expansion efforts may not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks that may materially adversely affect our ability to attain or sustain profitable operations include:

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

Moreover, we are required to obtain a series of approvals, filings, permits or licenses before we commence the construction under PRC laws and regulations. We cannot assure you that we have obtained and fully complied with, or will be able to obtain and fully comply with such approvals, filings, permits, licenses or other requisite procedures. If we are found to be non-compliant with, relevant laws and regulations, the relevant authorities may suspend or halt our construction or production as well as impose fines and penalties. For example, in case we failed to obtain the relevant approval from environmental authorities, if necessary, for our construction projects before our construction activities, a fine up to 5% of the total investment amount of such construction project might be imposed on us. Any non-compliance of relevant requirements on, including but not limited to construction, environmental protection, fire prevention and safety conditions, may adversely affect our results of operations and financial condition.

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

In addition, we cannot assure you we will realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, the potential involvement in any litigation related to the acquired company, and impairment charges if acquisitions are not as successful as we originally anticipate. In addition, our results of operations may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. As of March 31, 2023, 2024 and 2025, we had RMB78.1 million, RMB71.2 million and RMB72.9 million ($10.1 million) in intangible assets, net, respectively. Any failure to successfully integrate other companies, products, qualifications or technologies that we may acquire may have a material adverse effect on our business, financial condition and results of operations.

We will likely need substantial additional funding for our new and existing product development programs and commercialization efforts, which may not be available on acceptable terms, or at all. If we are unable to raise capital on acceptable terms when needed, we could incur losses or be forced to delay, reduce or terminate such efforts.

Our operations have consumed substantial amounts of cash since inception. The net cash used in our operating activities was RMB182.5 million, RMB295.2 million and RMB121.0 million ($16.9 million) the fiscal year ended March 31, 2023, 2024 and 2025, respectively. We expect our expenses to increase in connection with our ongoing activities, particularly as we expand the sale of YSJA™ rabies vaccine, advance the clinical trial of our product candidates and continue R&D of our preclinical stage product candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other future product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing and sales. In particular, the costs that may be required for the manufacture of any product candidate that receives regulatory approval may be substantial as we may have to: modify or increase the production capacity at our current manufacturing facilities or contract with third-party manufacturers or suppliers, increase labor capacity and insurance coverage, acquire and maintain new equipment and upgrade our budget on other manufacture-associated procedures such as waste management and product storage. We may also incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will likely need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources.

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

Moreover, on September 24, 2024, the State Council released the Regulations for the Administration of Network Data Security (the “Network Data Regulation”). Under the Network Data Regulation, (1) a network data processor processing the personal information of 10 million or more individuals shall comply with the provisions governing network data processors processing important data (“processors of important data”); (2) where a network data processor outside the territory of the PRC processes the personal information of any individual within China and establishes a specialized agency or designates a representative within China in accordance with Article 53 of the Personal Information Protection Law of the PRC, it shall submit such information as the title of the relevant agency, the name of the representative, the contact information, and other information to the local cyberspace administration at the municipal level; and (3) when a network data processor discovers any risk, it shall immediately take remedial measures, inform users in a timely manner, and report the same to the appropriate department in accordance with the applicable provisions. If any damage is caused to national security or public interest, the network data processor shall also report the same to the appropriate department within designated hours. The Network Data Regulation came into effect on January 1, 2025. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. As of the date of this Annual Report, neither we nor any of our subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the opinion of our PRC counsel, Jingtian & Gongcheng, according to its interpretation of the currently in-effect PRC laws and regulations, we believe we are not subject to the cybersecurity review by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the business operations of our PRC subsidiaries, because we or our PRC subsidiaries do not qualify as a critical information infrastructure operator or internet platform operator, or have conducted any data processing activities that affect or may affect national security, or hold personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that the business operation of ours or any of our PRC Subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Network Data Regulation as a critical information infrastructure operator, data processor or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our PRC Subsidiaries would be able to pass such review. If we or our PRC subsidiaries fail to receive any requisite permission or approval from the CAC for our business operations, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals, we may be subject to increased compliance costs, fines, disruption or even suspension of business, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. Any of the foregoing events may also significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies, which may increase our costs for compliance and divert our management’s attention. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, disruption or even suspension of business, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

Our consolidated financial statements for the fiscal years ended March 31, 2023 and 2024 contained in this Annual Report, have been audited by our former auditor Wei, Wei & Co., LLP (“WW&C”), an independent registered public accounting firm that is headquartered in the United States. WW&C is a firm registered with the PCAOB and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. While WW&C has been inspected by the PCAOB on a regular basis, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China according to Article 177 of the PRC Securities Law. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities in China to the PCAOB, an overseas securities regulator under the PRC Securities Law. As a result, the audit working papers of the financial statements for the fiscal years ended March 31, 2023 and 2024 in this Annual Report may not be inspected by the PCAOB, since the audit work was carried out by WW&C with the collaboration of their China-based offices and the PCAOB has not obtained such requisite approval. Our consolidated financial statements for the fiscal year ended March 31, 2025 contained in this Annual Report have been audited by our current auditor, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”). Grant Thornton is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The trading of our securities may be prohibited and such securities may be delisted from Nasdaq or any other U.S. stock exchange under the HFCAA if the PCAOB is unable to inspect auditors with presence in China. The prohibition of trading of our securities and the delisting of the securities, or the threat of their being prohibited or delisted, may cause the value of such securities to significantly decline or, in extreme cases, become worthless.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong without the approval of the Chinese authorities, including our current auditor, Grant Thornton Zhitong Certified Public Accountants LLP. We are required to comply with these rules if the SEC identifies us as having a “non-inspection” year by evaluating the annual report we file, in which it will identify the auditor who provide opinions related to the financial statements presented in the annual report, the location where the auditor’s report has been issued and the PCAOB ID number of such audit firm or branch. If we have two consecutive non-inspection years, the SEC will implement the trading prohibition of our securities through stop orders, and the exact timeline for when the SEC will delist an issuer after two consecutive non-inspection years remains imprecise. Our securities could be prohibited from trading in the United States if we are identified as a Commission-identified Issuer for two consecutive years.

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

If we plan to expand our business internationally and do cross-border business in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and product candidates, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In particular, there have been heightened tensions in international economic relations between the United States and China. The U.S. government recently imposed, and recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what the U.S. government characterizes as unfair trade practices. In 2025, trade frictions between China and the United States escalated significantly, with the U.S. imposing multiple rounds of tariffs on Chinese goods. As of April 16, 2025, the highest tariff rate in the current round imposed by the U.S. on certain Chinese products reached up to 245%. In May 2025, both sides issued the Joint Statement of the China-U.S. Economic and Trade Talks in Geneva, agreeing to suspend certain tariff increases for a period of 90 days and reduce the effective tariff rate to 10%. While tariff pressures have been alleviated in the short term, significant uncertainties remain regarding the long-term political dynamics between the two nations. However, the potential negative impact on the general economic, political, and social environment resulting from international trade tensions and their possible escalation could adversely affect our business, financial condition, and results of operations.

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

Any foreign loan procured by our PRC subsidiaries is also required to be registered with the SAFE or its local branches or be filed with the SAFE in its information system, and each of our PRC subsidiaries may not procure loans which exceed either (1) the amount of the difference between their respective registered total investment amount and registered capital or (2) two and a half times, or the then-applicable statutory multiple, the amount of their respective audited net assets, calculated in accordance with PRC GAAP (the “Net Assets Limit”), at our election. Increasing the amount of the difference between their respective registered total investment amount and registered capital of the PRC subsidiaries might be subject to governmental approval and may require a PRC subsidiary to increase its registered capital at the same time. If we make a loan to a PRC entity based on its Net Assets Limit, the maximum amount that the offshore companies would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of the calculation. As of the date of this Annual Report, the majority of our PRC subsidiaries have negative or very limited net assets, which prevents them from providing loans to them using the Net Assets Limit. Liaoning Yisheng, a subsidiary of ours with substantial net assets, was temporarily unable to secure credit lines from banks due to the ongoing legal proceedings in China. For additional information on litigation, see “Item 4. Information On the Company—Business Overview—Legal Proceedings and Compliance”. Any medium- or long-term loan to be provided by us or a foreign third party to the PRC subsidiaries must also be registered by and filed with the NDRC.

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

We are a company incorporated in the Cayman Islands with limited liability, and we will continue to conduct a majority of our operations through certain of our subsidiaries, namely, Philippines Yisheng, Singapore LakeShore, Liaoning Yisheng and Beijing Yisheng, which are outside the United States. Substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

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

Under the SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of reducing, deferring or avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise or otherwise provided in the SAT Bulletin 7, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, including the Business Combination, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7.

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

On October 24, 2023, Nasdaq notified us that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(2) because the bid price of our ordinary shares closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq for 31 consecutive trading days. The notice has no immediate effect on the listing of the Company’s Shares and they will continue to trade on Nasdaq. Under Nasdaq Listing Rule 5810(c)(3)(A), if during the 180 calendar days after receipt of notice, or until April 22, 2024, the closing bid price of the ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price requirement. On April 29, 2024, we received an extension of 180 calendar days from Nasdaq to regain compliance. On October 21, 2024, we received a written notice from Nasdaq, informing us that we had regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5550(a)(2) because the closing bid price of our ordinary shares had been $1.00 per share or greater for 11 consecutive business days, from October 4, 2024, to October 18, 2024.

However, we cannot guarantee similar events will not happen in the future. Any non-compliance with Nasdaq’s continued listing standards may be costly, divert management’s time and attention, and could have a material adverse effect on our business, reputation, financing, and results of operation. Further, if our ordinary shares are subject to potential delisting or are delisted due to our non-compliance of Nasdaq continued listing standards, we may face substantial decrease in trading of our ordinary shares, which will materially adversely affect our ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and may result in fewer business development opportunities.

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

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership. On February 7, 2024, we entered into a share purchase agreement with Apex Prospect Limited, a Cayman Islands exempted company, relating to the offer and sale of 95,269,762 ordinary shares for a total purchase price of US$40 million in a private placement transaction. On July 8, 2025, we entered into a Share and Warrant Purchase Agreement with Crystal Peak Investment Inc., a limited liability company incorporated under the laws of the British Virgin Islands, for the sale of 16,987,542 ordinary shares and 16,987,542 detachable warrants in a private placement transaction at a total consideration of US$15 million. Subsequently, on July 9, 2025, these warrants were fully exercised on a cashless basis, resulting in the issuance of 4,033,790 ordinary shares, which were formally recorded and made effective on July 11, 2025. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the ordinary shares to decline.

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

However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. For example, under Cayman Islands law we are not required to (i) have a majority of independent directors serve on our board of directors, (ii) have regularly scheduled meetings at which only independent directors are present; (iii) have a compensation committee composed entirely of independent directors, (iv) have a nominating committee composed entirely of independent directors, (v) hold annual meeting of shareholders within one year after the end of a fiscal year, (vi) obtain shareholders’ approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company and (vii) obtain shareholders’ approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. We have elected to follow home country practices in lieu of each of the foregoing corporate governance requirements under the Nasdaq Listing Rules. See “Item 16G. Corporate Governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards.

We are a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Ms. Huaqin Xue controls 51.01% of the total voting power of all issued and outstanding ordinary shares. Ms. Xue currently exercises voting and dispositive control over the ordinary shares registered in the name of Crystal Peak Investment Inc., a limited liability company incorporated under the laws of the British Virgin Islands. On July 8, 2025, Crystal Peak entered into a Share and Warrant Purchase Agreement with us, pursuant to which we sold 16,987,542 ordinary shares and 16,987,542 detachable warrants in a private placement transaction for a total consideration of US$15 million. Subsequently, on July 9, 2025, these warrants were fully exercised on a cashless basis by Crystal Peak, resulting in the issuance of 4,033,790 ordinary shares, which were formally recorded and made effective on July 11, 2025. Crystal Peak Investment Inc. is a wholly owned subsidiary of Crystal Peak Holdings Inc (“Crystal Holdings”). Ms. Huaqin Xue is a director of both Crystal Peak and Crystal Holdings and is the sole shareholder of Crystal Holdings. Based on the foregoing, Ms. Xue is deemed to be the beneficial owner of these shares. In addition, pursuant to the Share and Warrant Purchase Agreement, Ms. Xue is restricted from directly or indirectly causing any changes in the composition of the Board or senior management, including the election and appointment of directors and officers, so long as she holds any of our equity securities. However, Ms. Xue retains the ability to influence certain of our corporate actions by virtue of her majority voting power. See “— Our controlling shareholder will have considerable influence over us and certain of our corporate matters” below for more details. In addition, for so long as we remain a controlled company, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We rely on the exemption available for foreign private issuers to follow our home country governance practices. See “—Risks Related to Ownership of the ordinary shares—As an exempted company incorporated in the Cayman Islands, we have elected to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

However, in connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2025, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidate financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (1) a lack of sufficient qualified personnel in the accounting and financial reporting process who is knowledgeable of U.S. GAAP and pertinent SEC reporting requirements, and (2) a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements.

To remediate our identified material weaknesses, we are in the process of implementing a number of measures to improve our ICFR. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” The implementation of these measures, however, may not fully address the material weaknesses identified in our ICFR, and we cannot conclude that it has been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective ICFR could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management assessment on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2025. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report concluding that our internal control over financial reporting is ineffective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Based on our income, assets, and operations and our subsidiaries, we do not believe we were a PFIC in the taxable year ended March 31, 2025, although there can be no assurance that the IRS or a court will not challenge our position in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets of and our subsidiaries, and the value of our assets of and our subsidiaries, from time to time. Specifically, for any taxable year, a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of its gross income in such taxable year is passive income, or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such taxable year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets of and our subsidiaries will be based, in part, on the quarterly market value of ordinary shares, which is subject to change and may be volatile.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ordinary shares will likely depend entirely upon any future price appreciation of the ordinary shares. There is no guarantee that the ordinary shares will appreciate in value in the future or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in the ordinary shares and you may even lose your entire investment in the ordinary shares.

Our controlling shareholder will have considerable influence over us and certain of our corporate matters.

Ms. Huaqin Xue controls 51.01% of the total voting power of all issued and outstanding ordinary shares. Ms. Xue currently exercises voting and dispositive control over the ordinary shares registered in the name of Crystal Peak Investment Inc., a limited liability company incorporated under the laws of the British Virgin Islands. On July 8, 2025, we entered into a Share and Warrant Purchase Agreement with Crystal Peak Investment Inc., a limited liability company incorporated under the laws of the British Virgin Islands (“Crystal Peak”), pursuant to which we sold 16,987,542 ordinary shares and 16,987,542 detachable warrants in a private placement transaction for a total consideration of US$15 million. Subsequently, on July 9, 2025, these warrants were fully exercised on a cashless basis, resulting in the issuance of 4,033,790 ordinary shares, which were formally recorded and made effective on July 11, 2025. Pursuant to the Share and Warrant Purchase Agreement, Ms. Xue is restricted from directly or indirectly causing any changes in the composition of the Board or senior management, including the election and appointment of directors and officers, so long as she holds any of our equity securities. However, as the beneficial owner of a majority of our outstanding ordinary shares, Ms. Xue has considerable influence to affect our corporate actions that require shareholder approval under Cayman Islands law, such as approving any statutory merger pursuant to the Cayman Islands Companies Act and amending our memorandum and articles of association, or other significant corporate transactions. This control will limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of the ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price. As a result, investors may be subject to the risk that Ms. Xue’s interests may not always align with the interest of our other shareholders.

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

We filed a registration statement on Form F-1 (File No.: 333-271221), effective on June 5, 2023, to facilitate the resale of our ordinary shares by the selling security holders identified therein. The sale of the ordinary shares in the public market or otherwise, including sales by us or the selling security holders, or the perception that such sales could occur, could increase the volatility of the market price of the ordinary shares or result in a significant decline in the public trading price of the ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of the ordinary shares may cause the market price of our securities to drop significantly.

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

On September 27, 2024, our shareholders approved the resolution to consolidate every ten shares, par value of US$0.00002 each (whether issued or unissued), into one ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company shall be changed from US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each to US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each. The Share Consolidation has been effective since October 1, 2024.

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

We commercialize vaccines with significant revenue and growth potential. We take pride in our marketed vaccine product, YSJATM rabies vaccine, which was the first aluminum-free lyophilized rabies vaccine launched in China. YSJATM rabies vaccine improves the suitability of human rabies vaccine to rabies in China and causes less pain, injection site discomfort and fever to patients compared to certain other rabies vaccines in China. In addition, YSJATM rabies vaccine is suitable for mass production and commercialization with long shelf life and low risk of contamination. As of March 31, 2025, approximately 110 million doses of YSJATM rabies vaccine have been administered for post-exposure protection against rabies. With our track record of commercialization, YSJATM rabies vaccine has achieved high production scalability and wide market recognition. Since we commenced the sales of YSJATM rabies vaccine in October 2020 and to March 31, 2025, we sold more than 35.3 million doses of YSJATM rabies vaccines to 1,911 county-level CDCs in China, covering 67.7% of all county-level CDCs in China.

In addition to the commercialized YSJATM rabies vaccine, we also have a pipeline of vaccine candidates powered by our proprietary PIKA immunomodulating technology platform. Our proprietary PIKA immunomodulating technology platform is core to the discovery and development of innovative biologics and will continue to be instrumental to our success. As of the date of this report, we have a portfolio of seven innovative product candidates: (1) five product candidates under various clinical development stages, including PIKA rabies vaccine, PIKA YS-ON-001, PIKA YS-HBV-001, PIKA YS-HBV-002 and simplified four-dose regimen for YSJA™, and (2) two preclinical stage product candidates, targeting influenza, and cancer with enormous medical demand. In addition, we are working on the second generation of PIKA adjuvant at the discovery stage. We have been granted about 46 patents across more than 14 countries and regions relating to our PIKA immunomodulating technology and prophylactic and therapeutic product innovations. We believe that our PIKA immunomodulating technology platform has the potential to nurture a wide variety of innovative vaccines and therapeutic biologics.

In October 2024, we have been granted approval for a Phase III clinical trial by the NMPA to explore the immunogenicity and safety of a simplified four-dose regimen for our YSJATM rabies vaccine. The two four-dose immunization regimens which will be explored are the Zagreb Regimen (2-1-1), which involves two shots in the first session and one shot each across two subsequent sessions; and the Modified Essen Regimen (1-1-1-1), which involves four sessions of a single shot each. Compared to the conventional five-dose, Essen regimen (1-1-1-1-1), this simplified immunization schedule has the potential to provide patients with more immunization options, reduce physician workload, minimize hospital visits, improve patient adherence to vaccination and also reduce the financial burden on patients under comparable immunogenicity, boosting the vaccine’s utility and aiding in the prevention of rabies deaths. We have commenced this clinical trial in December 2024 and we expect to finish the interim analysis in the fourth quarter of 2025 and obtain the market approval in the fourth quarter of 2026.

We have been manufacturing YSJATM rabies vaccine and clinical trial samples of clinical candidates in our current GMP-compliant facilities. We have also obtained patents on our manufacturing techniques and devices. Our current manufacturing facilities have an annual production capacity of approximately 15 million doses of YSJATM rabies vaccine. We have a comprehensive and effective commercialization infrastructure, underpinned by our experienced in-house commercialization team and professional service providers. As of March 31, 2025, our in-house commercialization team managed our sales and marketing activities across 307 cities in China. We believe that our product candidates, if approved and launched, will benefit from the operating leverage enabled by our accumulated commercialization experience and scalable commercialization infrastructure to achieve market success.

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

Overview

Our portfolio consists of eight biologics, including one marketed product, five clinical-stage candidates and two preclinical candidates. In addition, we are working on a series of therapeutic targets and products at the discovery stage. The following table summarizes the development status of our portfolio of marketed product and product candidates.

Status
Programs
Classification/ Regulatory Designation
**
Preclinical
IND
Phase1
Phase 2
Phase 3
NDABLA Marketed
Upcoming milestones
Conventional Vaccines
YSJA™ (Conventional rabies vaccine)
China
YSJA™ (simplified four-dose regimen)
China
• Expect to finish the interim analysis in Q4 2025 and obtain the market approval in Q4 2026
PIKA-based Product Candidates
PIKA Rabies Vaccine (Next-generation rabies vaccine)
Category I New Drug (China) Orphan Drug Designation (U.S.FDA) National Key Medical innovation Project (China)
Philippines
Pakistan
China
PIKA YS-ON-001 (Cancer)
Category I New Drug (China) Orphan Drug Designation (U.S. FDA for pancreatic cancer and hepatocellular cancer)
Singapore
China
PIKA YS-HBV-001 (HBV vaccine)
Singapore
PIKA YS-HBV-002 (HBV vaccine)
Philippines
PIKA YS-ON-002 (Cancer)
PIKA Influenza Vaccine
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

YSJATM Rabies Vaccine—Our marketed product

YSJATM rabies vaccine is an aluminum-free, inactivated Vero cell based vaccine, which is the first aluminum-free lyophilized rabies vaccine developed in China. As of March 31. 2-25, approximately 110 million doses have been administered to patients for post-exposure protection against rabies. YSJATM rabies vaccine improves the suitability of human rabies vaccine to rabies in China and causes less pain, injection site discomfort and fever to patients compared with certain rabies vaccines in China. Our current manufacturing facilities in Shenyang, China received the GMP certificate in July 2019, pursuant to which we started the production of YSJATM rabies vaccine in February 2020 and its sales in October 2020. Since October 2020 and up to March 31, 2025, we sold more than 35.3 million doses of YSJATM rabies vaccines to 1,911 county-level CDCs in China.

In October 2024, we have been granted approval for a Phase III clinical trial by the NMPA to explore the immunogenicity and safety of a simplified four-dose regimen for our YSJATM rabies vaccine. This simplified immunization schedule has the potential to provide patients with more immunization options, reduce physician workload, minimize hospital visits, improve patient adherence to vaccination and also reduce the financial burden on patients under comparable immunogenicity, boosting the vaccine’s utility and aiding in the prevention of rabies deaths. We have commenced this clinical trial in December 2024, which will evaluate the immunogenicity and safety of the YSJATM rabies vaccine across two distinct four-dose immunization schedules to determine their immunogenicity and safety compared to the existing Essen regimen (1-1-1-1-1). It will be a single center, randomized, double-blind, controlled study. The two four-dose immunization regimens which will be explored are the Zagreb Regimen (2-1-1), which involves two shots in the first session and one shot each across two subsequent sessions; and the Modified Essen Regimen (1-1-1-1), which involves four sessions of a single shot each. Compared to the conventional five-dose, Essen regimen (1-1-1-1-1), both options offer greater flexibility for medical professionals and patients and stand to improve the existing standard of rabies care. We expect to finish the interim analysis of this clinical trial in the fourth quarter of 2025 and obtain the market approval in the fourth quarter of 2026.

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

Human rabies occurs in more than 150 countries and territories worldwide and is a significant public health concern in developing countries, especially in many Asian and African countries, with approximately 35,000 rabies-caused deaths occurring each year in Asia, according to the WHO. Thanks to human rabies vaccine, the number of new incidences of rabies infection in China decreased from 801 in 2015 to 170 in 2024, out of which the number of deaths was 744 and 143 in 2015 and 2024, respectively, and human rabies vaccine is expected to continue to play a critical role in suppressing rabies in China in the future.

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

Four head-to-head clinical studies were conducted by certain CDC centers in China to evaluate the safety and adverse reactions between the YSJATM rabies vaccine and other rabies vaccines marketed by other producers. Such trials included both children under 10 years old and adult patients. The head-to-head study among adult patients also evaluated the immune responses of various human use rabies vaccines marketed in China.

The material details of such four head-to-head clinical studies are set out below:

(1)	A head-to-head clinical study conducted by Guangxi CDC center in China to evaluate adverse reactions of YSJATM rabies vaccine and another leading product in China among children under 10 years old.

The trial enrolled 1025 children under 10 years old including 477 subjects and 548 subjects receiving YSJATM rabies vaccine and the comparison vaccine, respectively. The results showed that the rate of fever among patients receiving the comparison vaccine was 48.4% (265/548), higher than the rate of fever to patients of YSJATM rabies vaccine 18.4% (88/477) (P<0.05). In the comparison group, fever was most common in children under 3 years old. The older the age, the lower the probability of fever. The study recommended to use YSJATM rabies vaccine for children under 10 years old, especially under 3 years old to reduce the incidents of adverse reactions.

(2)	A head-to-head clinical study conducted by Guizhou CDC center in China to evaluate adverse reactions and immune response of YSJATM rabies vaccine and another leading product among adult patients.

The 100 subjects enrolled in the study were randomized into two groups (50 in study group receiving YSJATM rabies vaccine and 50 in control group receiving the other leading products). The result showed there were three cases of adverse reactions reported in the YSJATM rabies vaccine group, lower than the total number of adverse reactions in the control group of 10 cases (20%). Comparing the antibody seroconversion rate between two groups, the total number of seroconversion cases in the study group was 49 (98%), and the total number of seroconversion cases in the control group was 40 (80%) (P<0.05). The study concluded that the adverse reaction rate of YSJATM rabies vaccine was lower and the seroconversion rate was higher comparing to those of the other leading product.

(3)	A head-to-head study conducted by Qiannan CDC center in Guizhou, China to evaluate adverse reactions of YSJATM rabies vaccine and another leading product in China.

The trial enrolled 206 post-exposure patients including 102 subjects and 104 subjects receiving YSJATM rabies vaccine and the comparison vaccine, respectively to observe the incidence of adverse reaction after 72 hours of the injection. The results showed that the adverse reactions rate receiving the comparison vaccine was 24.03%, higher than the adverse reactions rate receiving YSJATM rabies vaccine 8.82%. The difference was statistically significant (P<0.01). The study recommends using YSJATM rabies vaccine as the first choice due to its lower rate of adverse reactions.

(4)	A head-to-head clinical study conducted by Yiwu CDC center in Zhejiang, China to evaluate adverse reactions of YSJATM rabies vaccine with an imported lyophilized rabies vaccine and another domestic liquid rabies vaccine.

The trial enrolled 300 post-exposure patients who were randomized into three groups (100 subjects receiving YSJATM rabies vaccine, 100 subjects receiving an imported lyophilized rabies vaccine and 100 subjects receiving a domestic liquid rabies vaccine) to observe the adverse reaction incidences and the immune responses after 14 and 42 days of the first injection, respectively. The results showed that the local adverse reactions rates receiving the YSJATM rabies vaccine, imported lyophilized rabies vaccine and domestic liquid rabies vaccine were 3.6%, 3.2% and 28.6% respectively and the systemic adverse reactions rates for the 3 groups were 1.2%, 0.8% and 4.4% respectively. Comparing the seroconversion rate measured by neutralizing antibody titers among 3 groups, the seroconversion rates receiving the YSJATM rabies vaccine, imported lyophilized rabies vaccine and domestic liquid rabies vaccine were 96%, 98% and 82% after 14 days of the first injection; 98.98%, 98.99% and 93.68% after 42 days of the first injection. The study concluded that, compared to the liquid rabies vaccine, the lyophilized rabies vaccine showed statistical significance with lower adverse reaction rate, higher seroconversion rate and longer terms of validity. There was no statistical significance between YSJATM rabies vaccine and the imported lyophilized rabies vaccine in terms of the adverse reaction rate and seroconversion rate but YSJATM rabies vaccine was more affordable with a lower price for most post-exposure patients to meet their needs domestically.

Moreover, the adoption of purified Vero cell technology in YSJATM rabies vaccine offers several advantages in terms of mass production, such as:

●	High production scalability. Purified Vero cell technology provides high scalability suitable for mass production, which also achieves high product quality and low risk of exogenous contamination, based on the Technical Guidelines for Human Rabies Prevention and Control (2016) issued by the national CDC in China.

●	Established product profile. Approximately 110 million doses of YSJATM rabies vaccine have been administered in China, consistent with less side effects of rabies vaccines under Vero cell technology claimed by Technical Guidelines for Human Rabies Prevention and Control (2016).

●	Enhanced convenience and stability. YSJATM rabies vaccine is in freeze-dried (as opposed to a liquid) form, and is easier to store and transport as well as less susceptible to changes in temperature, reducing potential product spoilage.

●	Reliable purity. We successfully developed a series of proprietary and patented purification technologies to effectively remove residual DNA and protein impurities during the manufacturing process, which helps ensure the quality and purity of our vaccine products for human use.

Commercialization and marketing plan

We received the GMP certificate for our manufacturing facilities in Shenyang, China in July 2019, pursuant to which we started the production of YSJATM rabies vaccine in February 2020 and the sales in October 2020. From October 2020 to March 31, 2025, we sold more than 35.3 million doses to 1,911 county-level CDC customers in China. In addition, we developed more advanced bioreactor engineering process to improve our production throughput, efficiency and quality control. Under our business expansion strategy, we continue to increase the number of our in-house commercialization team and increase the number of external service providers to reach our target coverage of county-level CDC customer accounts of approximately 2,272 in China.

To expand our international market operation, we also seek potential partnership and licensing with leading pharmaceutical companies to commercialize YSJATM rabies vaccine in certain international market. We intend to expand our commercialization efforts into countries throughout Southeast Asia.

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

Figure 1. Signaling Pathway and Function of PIKA

PIKA Rabies Vaccine

PIKA rabies vaccine is a lyophilized human-use rabies vaccine composed of cell culture-derived rabies antigen mixed with PIKA adjuvant which acts as a TLR3 agonist. This vaccine candidate is based upon our deep foundation in YSJATM rabies vaccine, coupled with our proprietary PIKA adjuvant and advanced manufacturing techniques. Leveraging our proprietary PIKA immunomodulatory technology platform, PIKA rabies vaccine is designed to induce accelerated and strong cellular immunity and stimulate the body to rapidly produce higher humoral immune response. Its accelerated onset of immune response allows a three-visit one-week regimen superior to the currently available vaccine with a five-visit one-month or three-visit three-week regimen, which shortens the treatment period by two to three weeks. It also significantly accelerates generation of immunization from 28 days to 7 days, which has the potential of becoming the first accelerated one-week regimen upon the completion of the new drug application (“NDA”). This vaccine candidate was designated by a WHO expert committee background paper publication as an innovative rabies vaccine.

We received approval of Phase III clinical trials of PIKA Rabies vaccine from the regulatory authorities in the Philippines and Pakistan. The Phase III clinical trial is a randomized, comparator-controlled, double-blind, multi-country and multi-center study that started in the second half of 2023 and is currently being conducted in Pakistan and the Philippines. We completed the subject enrollment in its Phase III clinical trial in Pakistan and the Philippines, which included 4,500 subjects, targets to assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine in healthy adults using a 7-day vaccine schedule, versus a globally marketed comparator following the standard 28-day regimen. The results of this Phase III clinical trial have met the primary endpoints of the trial, demonstrating its potential to achieve accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens. In China, we have completed Phase I study of PIKA rabies vaccine, and the preliminary results confirm the dose, regimen and safety observed from the Singapore trials. We are currently discussing with the NMPA to launch more advanced trials in China. Based on the Phase III results from the clinical trials in Philippines and Pakistan, we initiated Biologics License Application (“BLA”) submission to the Drug Regulatory Authority of Pakistan for the conditional approval of our PIKA rabies vaccine for post-exposure prophylaxis in November 2024. We decided to put the study on hold as we are currently evaluating the commercial potential and regulatory requirements for the Southeast Asia region.

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

(4) a multi-country, multi-center Phase III registration trial among approximately 4,500 healthy subjects using a post exposure prophylaxis schedule was conducted in Pakistan and the Philippines. The last visit was completed in November 2024; and serum samples are currently undergoing testing

(5) more advanced trials to be conducted in China upon the consultation and approval by the NMPA in China.

(6) We received the approval of the Phase III clinical trials of PIKA Rabies vaccine from the regulatory authorities in the Philippines and Pakistan. The Phase III Trial is a randomized, comparator-controlled, double-blind, multi-country and multi-center study that started in the second half of 2023 and is currently being conducted in Pakistan and the Philippines. We completed the subject enrollment in its Phase III clinical trial in Pakistan and the Philippines, which included 4,500 subjects, targets to assess the safety, immunogenicity, and lot-to-lot consistency of the PIKA rabies vaccine in healthy adults using a 7-day vaccine schedule, versus a globally marketed comparator following the standard 28-day regimen. The results of this Phase III clinical trial have met the primary endpoints of the trial, demonstrating its potential to achieve accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens. In China, PIKA rabies vaccine completed Phase I study of PIKA rabies vaccine to confirm the dose, regimen and safety observed from the Singapore trials. We plan to conduct more advanced clinical trials in China upon the consultation and approval by the NMPA in China.

Based on the results of Phase III clinical trials in Philippines and Pakistan, we initiated BLA submission to the Drug Regulatory Authority of Pakistan for the conditional approval of our PIKA rabies vaccine for post-exposure prophylaxis in November 2024. We decided to put the study on hold as we evaluate the commercial potential and regulatory requirements for the Southeast Asia region.

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

	Rabipur	PIKA Rabies Vaccine (l-1-1-1)	PIKA Rabies Vaccine (2-2-1)
	mean ± standard deviation 95% confidence interval	mean ± standard deviation 95% confidence internal	mean ± standard deviation 95% confidence internal
Neutralizing antibody titer	9.72 ± 11.66	12.07 ± 10.07	20.06 ± 33.12
	(-2.67, 22.11)	(-0.31, 24.46)	(8.26, 33.04)

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

Figure 8

The results of this Phase III clinical trial have met the primary endpoints of the trial, demonstrating its potential to achieve accelerated protection and meet the WHO’s goal of a one-week rabies vaccine regimen to replace the conventional three- or four-week regimens.

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

With respect to PIKA YS-ON-001, we completed the Phase I clinical study in China in 2023, focusing on the safety study on late-stage breast cancer, lung cancer, liver cancer and melanoma subjects. PIKA YS-ON-001 showed good safety and tolerability among cancer patients in the Phase I clinical study. We are currently evaluating its future development plans.

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

Figure 27. TGI of mouse tumor models treated with PIKA YS-ON-001, anti-PD-1 or anti-PD-L1

Figure 28. Enhanced anti-tumor activity of PIKA YS-ON-001 with anti-PD-1 antibody

Data are shown as mean ± SEM. P-values were analyzed with a two-way ANOVA (**p < 0.005, ***p < 0.001)

●	Potential to be used in combination with cancer therapies available in the market.

(1)	Combination with radiotherapy (RT): RT has been one of the three major traditional treatments for cancer patients to provoke important responses not only at the site of treatment but also on remote, non-irradiated tumor deposit, namely the abscopal effect. Radiation damaged cells can activate antigen presenting cells and induce maturation of dendritic cell to efficiently present tumor antigen to T cells. In combination with RT, PIKA YS-ON-001 has the potential to act as immune-modulator to enhance tumor specific immune response.

(2)	Combination with targeted therapies: Our study demonstrated that PIKA YS-ON-001 enhanced anti-cancer activity when combined with sorafenib, a multi-kinase inhibitor. We believe PIKA YS-ON-001 has the potential to be combined with various targeted therapies.

(3)	Combination with checkpoint inhibitors: PIKA YS-ON-001 can enhance the PD-L1 expression in tumor cells, which in most tumors are favored for PD-1 blockers to achieve a high response rate. By combining PD-1 blockers, PIKA YS-ON-001 could enhance the therapeutic effect of PD-1 blocker, especially in those tumors that express no or low level of PD-L1 or are refractory to PD-1 blocker treatment.

(4)	Combination with oncolytic viruses: Oncolytic virus therapy is emerging as a new approach in cancer treatment and oncolytic viruses are self-replicating, tumor selective and can directly lyze cancer cells. The damaged tumor cells could activate specific immune response to tumors which could be leveraged by PIKA YS-ON-001 to further enhance immune responses.

(5)	Combination with chemotherapies: PIKA YS-ON-001 could also be combined with chemotherapy. Tumor antigen released from damaged tumor cells upon exposure to cytotoxic therapeutic agents can be captured by PIKA YS-ON-001 activated DCs and enhance the overall anti-tumor effects.

●	Potential to have better safety profile and marketability. Adoptive cell-based immunotherapy, such as CAR-T and other in vitro modification of immunological cells, tends to have significant side effects, high level of technical complexity and difficulty in quality control and commercialization. Unlike these products, PIKA YS-ON-001 is expected to activate the patient’s own cellular immune response by modulating tumor microenvironment. We expect PIKA YS-ON-001 to have a better safety profile and marketability.

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

In September 2023, the United States Patent and Trademark Office issued a patent covering our PIKA YS-HBV-002, an immunotherapeutic vaccine designed to treat patients suffering from chronic hepatitis B virus infection. In April 2024, YS-HBV-002 immunotherapeutic vaccine, designed to treat patients suffering from chronic hepatitis B virus infection, has been granted clinical trial approval by the Philippine Food and Drug Administration. We have made a strategic decision to terminate the trial in order to allocate our resources to other priority initiatives.

Our Preclinical Stage Product Candidates

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

Figure 31. Pulmonary viral titer on day 5 post-infection in mice challenged with 50 PFU of PR8 intranasally three weeks after the boosting

Our Strategic Collaborations

Global Health Agreement with Adjuvant

We entered into a global health agreement with Adjuvant Global Health Technology Fund, L.P. (“Adjuvant”), as amended, in connection with Adjuvant’s investment of $10.0 million in us. Adjuvant is an investment fund formed for the charitable purpose of improving global health through the provision of financing to address global health challenges by supporting the development, production and commercialization of drugs, vaccines, medical devices, preventatives, diagnostics and other related technology targeting neglected infectious diseases and other global health conditions impacting low- and middle-income countries as defined by the World Bank. Pursuant to the agreement, we undertook, with the funding support of $10.0 million from Adjuvant, to, among others, apply such funds to develop and commercialize YSJATM rabies vaccine in 31 low income and 47 lower-middle income countries as defined by the World Bank (the “Designated Markets”). We agreed to use commercially reasonable efforts to pursue WHO prequalification to make the vaccine eligible for purchase and delivery by United Nation agencies and make the vaccine available in sufficient volume to both public and private purchasers in the Designated Markets with a reasonable tiered pricing framework, determined with reference to the type of buyer and the geographical location of such buyer. Alternatively, we could satisfy the foregoing obligations by licensing or partnering with a third party that has the capabilities to develop and commercialize YSJATM rabies vaccine in the Designated Markets. The obligation has a term of seven years and will be terminated prior to such term when and if have licensed or partnered with a third party to discharge such obligations with the prior consent of Adjuvant. We also agreed to furnish certain periodical reports, including the use of the funding and the progress of the commercial objectives. If we fail to maintain compliance with these and other program-related investment commitments under such global health agreement, Adjuvant may be entitled to repayment for any portion of its investment that is not used for the purposes outlined in such agreement, the maximum amount of which is limited to Adjuvant’s investment of $10.0 million. As of the date of this Annual Report, Adjuvant’s investment has been fully utilized toward development of product pipelines as well as develop and commercialize YSJATM rabies vaccines overseas. In the event of the assignment, sale, exclusive license, or other transfer of intellectual property related to YSJATM rabies vaccines and related technology, we must ensure that the aforementioned commitments are expressly assumed by the purchaser, transferee, licensee, or acquirer. Upon the occurrence of certain events, including the failure, by us or any successor to prosecute related material intellectual property, to comply with the global health agreement, we agree to grant Adjuvant a nonexclusive, irrevocable, non-terminable, fully-paid up, royalty free license (with the right to sublicense to third parties) to YSJATM rabies vaccine to use, reproduce, modify, make, have made, distribute, sell and otherwise dispose of the product solely in the Designated Markets for the sole purpose of achieving the commitment under the global health agreement. The global health agreement has a term of seven years commencing July 10, 2020, and may be terminated earlier if we, with the prior consent of Adjuvant, out-license to a third party with the capabilities to develop and commercialize YSJATM rabies vaccine.

Research and Development

We believe our commitment to R&D of innovative products and technologies remains fundamental to our success. Our PIKA immunomodulating technology continues to underpin a robust pipeline of product candidates. Our R&D team drives all critical functions of the innovation pipeline, supported by strategic collaborations with top-tier academic institutions and industry experts. This integrated approach ensures alignment with scientific best practices and accelerates the translation of breakthrough technologies into market-ready products.

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

We believe our PIKA immunomodulating technology has the potential to generate prophylactic and therapeutic vaccines. PIKA immunomodulating technology has already produced clinical stage candidates in three areas, including (1) PIKA rabies vaccine with significantly fast onset of seroconversion, ideally for three-visit one-week regimen to replace the existing five-visit one-month and three-visit three-week regimen, (2) emerging immune-oncology therapeutic biologics, including PIKA YS-ON-001 and PIKA YS-ON-002 with broad anti-cancer properties, and (3) HBV interventions, PIKA YS-HBV-001, a new preventive vaccine targeting two-visit one-month regimen to replace the existing three-visit six-month regimen, and PIKA YS-HBV-002, a therapeutic product to treat chronic HBV infection. See “—Our Marketed Product and Product Candidates—Our clinical stage product candidates” and “—Our Marketed Product and Product Candidates—Our preclinical stage product candidates.”

We obtained patents for our PIKA immunomodulating technology in more than 14 countries and regions. See “—Intellectual Property—Patents.”

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

Our R&D team consisted of 112 employees as of March 31, 2025, representing 19.5% of our total employees. Our R&D team is located in Beijing, Shenyang (China) and Philippines, involved in different stages of the R&D process relating to our marketed product and product candidates such as preclinical studies, clinical trials, regulatory filings and process development. Our core R&D staff also specialize in different aspects of our R&D initiatives, which consist of preclinical team, clinical team, regulatory filling team and intellectual property team. In addition, our quality management staff in Shenyang also supports our R&D by performing the related quality assurance and control activities.

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

Research facilities

We have established two main R&D sites located in Beijing and Shenyang (China). We strategically allocate our R&D activities in different regions according to their respective advantages and resources. For example, we primarily carry out our late stage R&D activities relating to PIKA rabies vaccine in Shenyang facilities, leveraging our in-depth experience in pilot and large scale of manufacturing functions.

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

Patents

We actively seek for our PIKA immunomodulating technology and product candidates embodying the technology, and consider on a case-by-case basis filing patent applications with a view to protecting certain innovative products, processes, and methods of treatment (or other equivalents in certain jurisdictions). As of the date of this Annual Report, Singapore LakeShore is the proprietary owner of a vast majority of our patents owning about 46 patents in 14 countries and the term of individual patents may vary based on the countries in which they are obtained. The patent portfolios for our PIKA immunomodulating technology and major clinical stage product candidates as of the date of this Annual Report are summarized below.

Product/ technology	Patent name	Owner/ applicant	Jurisdiction	Patent status(1)	Patent expiration	Type of patent
		Singapore	South Africa	Granted	2026

PIKA adjuvant	Mucosal Immunogenic substances comprising a polyinosinic acid- polycytidilic acid-based adjuvant	Yishengbio (Hong Kong)	South Africa	Granted	2026	Composition of matter

		Liaoning Yisheng	China	Granted	2026

	Method for reducing DNA impurities in viral compositions	Singapore LakeShore	The European Union, Switzerland, France, United Kingdom, Germany, Singapore, the United States	Granted	2030	Process/Method

		Liaoning Yisheng	China	Granted	2030

PIKA HBV	A composition for treating and/or preventing Hepatitis B virus infection	Singapore LakeShore	the United States, Cuba, India, Singapore, Vietnam	Granted	2038	Composition of matter

		Singapore LakeShore	Australia, Canada, Brazil, India, New Zealand	Pending	N/A

		Yishengbio (Hong Kong)	China, the European Union	Pending	N/A

PIKA rabies vaccine (Vero cell)	A composition comprising PIKA adjuvant	Singapore LakeShore	China, Indonesia, India, Russia, the Philippines, South Africa, the United States	Granted	2034 to 2037	Composition of matter

		Yishengbio (Hong Kong)	China	Granted	2034

Product/ technology	Patent name	Owner/ applicant	Jurisdiction	Patent status(1)	Patent expiration	Type of patent
PIKA YS-ON-001 (Cancer)	A composition comprising PIC for treatment of cancer	Singapore LakeShore	Mexico, South Africa, the United States	Granted	2037 to 2038	Composition of matter

		HK Yisheng	the European Union (including France, and Germany), United Kingdom	Granted	2037 to 2038

		HK Yisheng	China	Pending	N/A

	Method for adapting influenza viruses to Vero cell	Singapore LakeShore	the United States, Singapore	Granted	2038	Method/Process

		HK Yisheng	China, the European Union	Pending	N/A

PIKA COVID-19	Composition	Liaoning Yisheng	South Africa, Russia	Granted	2042

PIKA COVID-19	containing polynucleotide and its application in preventing or treating COVID-19	Liaoning Yisheng	China, Hong Kong, the United States, New Zealand, Singapore,	Pending	N/A

Adjuvant	Methods for preparing complex for enhancing immune response	Beijing Yisheng	China, Japan, South Korea, the United States	Granted	2039	Composition of matter

	Complex for enhancing immune response	Beijing Yisheng	South Africa, India, Russia, Australia, Japan, South Korea, the United States, China	Granted	2039	Composition of matter

	Anti-infection and anti-tumor mucosal immune preparation	Beijing Yisheng	the United States	Granted	2038	Composition of matter

Rabies vaccines	Method for removing residual DNA from rabies vaccine products by using ultrasound combined with EDTA solutions	Beijing Yisheng	China	Granted	2030	Method/Process

	Method for removing foreign protein and host DNA from vaccine products	Beijing Yisheng	China	Granted	2029	Method/Process

(1)	Although we filed certain patent applications outside China, some of them are still at the unpublished stage. We have uniformly named the legal status of patent applications outside China that were not granted, whether published or not, as “pending.”

Trademarks and domain names

As of the date of this Annual Report, we own 24 registered trademarks in China. We have two registered domain names, namely liaoningyishengbio.com and lakeshorebio.com.

As our brand name is becoming more recognized in the vaccine market, we are working to maintain, increase and enforce our rights in this trademark portfolio, the protection of which is important to our reputation and branding.

During the three fiscal years ended March 31, 2025 and up to the date of this Annual Report, we have not been involved in any material proceedings in respect of intellectual property right infringement claims against us or initiated by us. However, there are risks that we may be subject to claims that have infringed the intellectual property rights of third parties, and we may not be able to adequately protect our own intellectual property rights. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Intellectual Property.”

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

Our current manufacturing facilities, certified under China 2010 GMP standard, have an annual production capacity of approximately 15 million doses of YSJATM rabies vaccine. In the fiscal year ended March 31, 2025, we manufactured approximately 11.0 million doses of YSJATM rabies vaccine. Since the GMP certified plant started production in February 2020, the utilization has increased gradually and reached approximately 100%, 117% and 87.5%, for the three fiscal years ended March 31, 2023, 2024 and 2025, respectively. The utilization rate is calculated by dividing the raw material input of a given three-month period by the corresponding production capacity during the same period.

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

Project	Construction area	Actual/expected construction commencement date	Expected construction completion date	Expected manufacturing capacity
	(sq.m.)			(in total number of doses/year)
Two manufacturing workshops for PIKA rabies vaccine in Shenyang, China	11,500	March 2021	December 2026	35 million

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

Manufacturing machinery and equipment

Our manufacturing facilities in Shenyang are equipped with machinery and equipment owned by it, including reactors, purifiers, automated media preparation station and lines, freeze-dryer, filling lines, probs and monitoring system, quality inspection and other equipment for different stages of our manufacturing process. We adopted three-, five- and ten-year depreciation lines for our electronic equipment, transportation and mechanical equipment, respectively. As of the date of this Annual Report, based on our regular inspection and maintenance of our equipment, our machines and equipment are in good working condition. We did not experience any material or prolonged interruptions to our manufacturing process due to machinery or equipment failure in the three fiscal years ended March 31, 2025 and to the date of this Annual Report. We update our manufacturing machinery and equipment based on our evaluation of the effectiveness of its performance.

Inventory Management

Our inventory primarily consists of raw materials, packaging materials, testing reagents, instruments, finished goods, and consumables used for our vaccine development. We procure raw materials and packing materials according to the estimated production time of our products, and as the case may be, generally maintain an inventory level of three to six months for raw materials to meet our vaccine production needs, and as the case may be, generally maintain an inventory level of one to two months for our packaging materials. For imported raw materials, we as the case may be, generally maintain an inventory level of six to 12 months. We target to maintain the inventory level of four to six months of finished products according to the batch issuing cycle of biological products and the estimated customer demand. In particular, we will closely monitor the vaccine bidding information of each province and the status of our applications to better plan our production and control our inventory level. In fiscal year of 2025, our inventory level of finished products has increased significantly to more than 12 months which is consistent with the vaccine industry in China, mainly due to adjustments in industry policies, changes in the market supply-demand dynamics, and the prevalence of excess production capacity. To address the higher finished products inventory level, we have increased our marketing efforts to drive end-customer demand and have adjusted our production batches accordingly to better align with the current sales trends.

We established an inventory management system to monitor each stage of the warehousing process according to the GMP regulations. Our inventory management system records inventory data, such as inventory balance and validity period, and keeps track of inventory levels, enabling us to make adjustments whenever necessary. As part of GMP-compliant facilities, we have a warehouse at our manufacturing facilities, including the inspection waiting areas and post inspection areas. Warehouse personnel are required to complete periodic training and are responsible for the inspection, storage and distribution of inventories. All inventory is separately stored in different areas of the warehouse according to the storage condition requirement, usage and batch number. In order to improve our logistics efficiency of our finished vaccine products, in addition to our centralized warehouse for finished vaccine products in our manufacturing site in Shenyang, we have set up 25 satellite transition warehouses located at different regions across China as of March 31, 2025.

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

Sales and Marketing

Sales model

We operate primarily in the Category II vaccines market in China. Pursuant to the PRC laws and regulations, we must win bids in the public tender process of the province-level CDCs, which give us qualification to access the respective province-level markets. As of March 31, 2025, we obtained qualifications at 30 out of 34 province-level CDCs in China. We are then generally required to make direct sales to, and settle payment with, county-level CDCs, which may then distribute to healthcare providers. We are independent from both province-level and county-level CDCs. In addition, we are responsible for the quality control during transportation until the products are delivered to the county-level CDCs. The entire transportation of vaccines must be in a cold-chain, in which the temperature is usually required to range between 2°C and 8°C.

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

As of the date of this Annual Report, we have a dedicated in-house commercialization team of 44 employees, with an average industry experience of over 13 years such as the sales and marketing of biologics at multinational corporations. Our commercialization team mainly monitors our sales performance and seeks growth opportunities by ensuring our sales relationships with CDCs in their covered regions. They manage and supervise our service providers, conduct market research and analysis, and monitor information about product safety and quality. The remuneration of our commercialization team comprises base salary and performance-based bonuses, which are determined based on a comprehensive matrix of factors such as the number, responsiveness, process management and planning, compliance status and information collection ability of the external service providers engaged by the commercialization team members.

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

Marketing service providers

In line with industry practice, we engage external service providers to support our sales and marketing efforts among practitioners and execute our sales plan. The extensive network of service providers assists in collecting and providing clinical information of products, including the product quality, safety and adverse event data from the clinical sites, monitoring the shipment and inventory at customer warehouse, managing account payable and payment collection, conducting product training and education programs for practitioner. which greatly strengthens our product presence and loyalty in the marketplace. As of March 31, 2025, we engaged over 178 service providers located at different regions to promote our products in China.

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

Transportation and storage

We implement cold-chain transportation and storage in the entire delivery process to the county-level CDCs to ensure real time monitoring and control of temperature, and as well as tracking system to keep records of the temperature of vaccines during transportation and storage. As a result, we adopted cold chain logistics for product delivery primarily by engaging logistic companies with professional capabilities to make transportation of pharmaceuticals to deliver products via ground transportation, during which the temperature of the storage space of our products must be controlled and maintained in accordance with the relevant requirements. In addition, we also engaged 25 satellite transition warehouses located at different regions across China as March 31, 2025, through which we delivered our vaccines to county-level CDCs.

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

Raw Materials and Suppliers

The principal raw materials required for the production of our biologics involves animal-based cells, plasma albumin, calf serum and Medium 199 powder. We obtain materials largely from suppliers in China and maintain at least two suppliers for all but one of the raw materials we use. We have historically not experienced any shortages in the raw materials we use, and the prices have generally remained stable. However, a risk exists that an interruption in supplies would materially harm our business. We typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We typically maintain inventory of raw materials sufficient for three months of production. Recently, in response to adjustments to China-US trade policies and the ongoing escalation of trade tensions, we have implemented strategic procurement of plasma albumin and Medium 199 powder. This initiative, aimed at maintaining a four to six month inventory, aligns with the strategic objective of ensuring the stability of core raw material supplies. In addition, we perform periodical reviews of our suppliers and facilities in accordance with GMP requirements.

Purchases from our top five suppliers accounted for 66.9%. 49.2% and 55.5% of our total purchases in the fiscal years ended March 31, 2023, 2024 and 2025, respectively, and purchases from our largest supplier accounted for 37.9%, 20.2% and 16.6% of our total purchases in the same periods, respectively.

CROs

Consistent with industry practice, we engaged certain independent CROs to conduct (1) preclinical efficacy tests, safety evaluation, compatibility studies on packing materials, and tests such as antigen component or structure tests and other chemical and biological tests; and (2) certain clinical trial design and implementation services. We selected CROs based on various factors, including their reputation, research experience, quality and equipment and machinery in the vaccine and pharmaceutical fields. In particular, we have engaged CROs in the R&D of YSJATM, PIKA rabies vaccine, YS-HBV-002 and YS-ON-002.

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

The following table sets out a list of material licenses, permits and approvals currently held by us.

Product	License/Permit	License/Permit Holder	Authority	Validity Period
YSJATM rabies vaccine	Drug Re-registration Certificate	Liaoning Yisheng	Medical Products Administration of Liaoning Province	July 13, 2025 - July 12, 2030

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

Legal Proceedings and Compliance

We are subject to legal proceedings, investigations and claims arising in the ordinary course of our business from time to time, including, among others, actions with respect to product liability and labor disputes. In the three fiscal years ended March 31, 2025 and up to the date of this Annual Report, other than the legal proceedings pending in the Cayman Islands and China as elaborated below, we have not been involved in any litigation or arbitration proceedings pending that could have a material and adverse effect on our business, financial condition or results of operations.

Legal proceedings in Cayman Islands

Since December 2023, the Company has been involved in two legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates.

FSD 400 of 2023

On December 22, 2023, the Grand Court of the Cayman Islands (the “Grand Court”) granted the Company an injunction order against Mr. Zhang, which restrained Mr. Zhang from, among other things, taking any steps to exercise any powers of, or hold himself out to be, chairperson of the Board. That injunction was discharged by the Grand Court on February 6, 2024. On February 16, 2024, the Company obtained another injunction order from the Grand Court which restrained Mr. Zhang and his associates, including Nan Zhang, Yun (Monica) Zhang, Lui Chi Keung and Jing Xian Li from, among other things, holding themselves out to be directors of the Company and from taking any steps to exercise any powers as though they were directors. On April 3, 2024, the Company filed an Amended Statement of Claim with the Grand Court in its proceedings against Mr. Zhang and his associates. The Amended Statement of Claim seeks various forms of declaratory and injunctive relief against the defendants as well as damages. On June 7, 2024, Mr. Zhang filed a Defense with the Grand Court which, among other things, alleges that certain present and former directors of the Company took steps to improperly oust Mr. Zhang from, and to seize control of, the Company and that certain present and former directors of the Company breached their fiduciary duties to the Company (which Mr. Zhang has pleaded will be the subject of separate derivative proceedings) and denies the Company’s entitlement to the relief the Company has claimed in its Amended Statement of Claim. On August 2, 2024, the Company filed and served its Reply by which the Company has, among other things, denied these allegations.

FSD 318 of 2024

In October 2024, Mr. Zhang filed a Writ of Summons and Statement of Claim (“Writ”) with the Grand Court against the Company and 13 of its current or former directors and Apex Prospect Limited (“Apex”), seeking, amongst other things, (i) declarations on the validity of certain actions of the Company’s Board taken since Mr. Zhang was removed as chairperson of the Board in December 2023; (ii) orders setting aside the February 2024 issue by the Company of 95,269,762 shares (which was the number of shares prior to the share consolidation, in consistency with the Writ) to Apex and any allotments of any shares issued by the Company pursuant to the share incentive plan approved by the Board in May 2024 or, alternatively, declaring that such share issuance and allotments were done for an improper purpose and in breach of the duties of the directors who approved them; (iii) orders that the Company’s Register of Members be rectified to delete any entries in respect of such share issuance and allotments; (iv) an injunction restraining Apex from exercising any rights attaching to the Company’s shares registered in its name or holding itself out to be a shareholder of the Company; (v) an injunction restraining the Company’s current directors from holding themselves out to be directors of the Company or exercising any powers as directors of the Company; (vi) an injunction restraining the Company and its Board from taking any steps to directly or indirectly allotting any further shares pursuant to the May 2024 share incentive plan or taking any actions which may result in the further dilution of Mr. Zhang’s shareholding and/or which would negatively affect the asset value and/or the share price of the Company; and (vii) damages against the director and former director defendants for unlawful means conspiracy against Mr. Zhang.

On October 31, 2024, Mr. Zhang applied to the Grand Court on an ex parte basis for an injunction to restrain the Company from (i) issuing new shares or causing Mr. Zhang’s shareholding to be diluted; and (ii) entering into any transactions or dealings with a value in excess of US$50,000 (other than in the ordinary course of business), each until Mr. Zhang had been given 7 day’s prior notice. On December 13, 2024, the Grand Court refused to hear that application on an ex parte basis. Mr. Zhang’s injunction application was heard on an inter partes basis on January 21 and 22, 2025 and dismissed by the Chief Justice of the Grand Court.

The Writ of Summons and Statement of Claim in the proceedings commenced by Mr. Zhang were amended on February 7, 2025 and Mr. Zhang discontinued his claims against 6 of the former director defendants on March 21, 2025. The Company and the remaining 7 director defendants filed their Defences to the Amended Statement of Claim on February 24, 2025 and March 17, 2025 respectively. Mr. Zhang filed his Replies to those Defences on March 31, 2025. On April 15, 2025, Mr. Zhang gave notice that he had changed his Cayman Islands attorneys. Mr. Zhang’s new attorneys later gave the Company notice that, on or before June 6, 2025, he intended to seek leave to further amend the Amended Writ of Summons and Amended Statement of Claim.

As of the date of this Annual Report, the legal proceedings in the two Cayman Islands are still ongoing and no further judgments have been rendered by the Grand Court. The parties have agreed that they will seek to have Cayman Islands proceedings consolidated and/or heard together going forward.

Legal proceedings in China

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought an aggregate amount of RMB919 million ($128 million) of payment, primarily covering fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB721 million ($101 million) until full payment. The Claimants allege that Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties had entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million ($101 million) in the aggregate, including fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB525 million ($73 million) until full payment. Through the two aforementioned arbitration proceedings, the Claimants applied for pre-arbitration preservation of Liaoning Yisheng’s assets, requesting the of funds of up to RMB919 million ($128 million) in Liaoning Yisheng’s bank account (the “Freezing Applications”). Liaoning Yisheng applied to the court assisting the execution of the Freezing Applications to replace the subject assets of the Freezing Applications with its inventory of YSJATM rabies vaccine, certain machinery and equipment and properties, with had an appraisal value of approximately RMB919 milllion ($128 million). In consideration of the potential negative impact from the freezing of the bank accounts on Liaoning Yisheng’s cash flow and business operations, the court granted Liaoning Yisheng’s application.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged that Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and that the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng had agreed to repay the Claimant approximately RMB59 million ($8 million) in the aggregate. The Claimant sought an arbitration award of RMB83 million ($12 million), which included the principal amount and other funds derived therefrom, in payment from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases. For the above cases there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

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

On June 3, 2024, the General Office of the State Council issued the Key Work Tasks for Deepening the Reform of Pharmaceutical and Health System in 2024, which confirms the key tasks and work arrangements for further deepening medical reform and innovation. Pursuant to this document, the government shall optimize medicine utilization and management, deepen the reform of the medicine review and approval system, and enhance the medicine supply guarantee mechanism.

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

Advertisements of drugs

On April 29, 2021, the SCNPC revised the Advertising Law of the PRC, according to which certain contents shall not be included in advertisement of drugs, such as an assertion or guarantee on the efficacy or the safety, stating a cure rate or effective rate.

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

Animal epidemic prevention

The Law of the PRC on Animal Epidemic Prevention (the “Animal Epidemic Prevention Law”) issued by the SCNPC on July 3, 1997 and last amended on January 22, 2021, took effect on May 1, 2021. According to the Animal Epidemic Prevention Law, animal epidemics are classified into three categories based on their harm to the breeding industry and human health. Rabies falls under the Category II as it may do serious harm to human and animals and cause major financial losses and social impact. When an animal epidemic of Category II breaks out, the following control measures shall be taken: (1) the administrative department for agriculture and rural area under the local people’s government at or above the county level shall demarcate the epidemic locations, epidemic areas and vulnerable areas; and (2) the local people’s government at or above the county level shall, where necessary, organize the relevant departments and entities to take measures such as isolation, killing, destruction, disinfection, bio-safety treatment, emergency vaccination and restriction on the movement and circulation of the susceptible animals, animal products and related goods. Furthermore, under the Animal Epidemic Prevention Law, the entities and individuals that raise dogs shall have them administered with veterinary rabies vaccines regularly as required by relevant laws and regulations, and register at the local dog registration authority with an immunization certificate issued by an animal clinic.

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

Anti-bribery

According to the Anti-Unfair Competition Law of the PRC (the “Anti-Unfair Competition Law”), passed by the SCNPC on September 2, 1993, became effective on December 1, 1993 and last amended on June 27, 2025 and will come into effect on October 15, 2025, unfair competition refers to that in the course of production and operating activities, the operators disrupt the market competition order and damage the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality and integrity, and adhere to laws and business ethics during market transactions. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal liabilities depending on the specific circumstances.

Furthermore, pursuant to the Anti-Unfair Competition Law, business operators shall not use money and properties or other means to bribe the following organizations or individuals for the purpose of seeking transaction opportunities or competitive advantage: (1) staff of the counterparty; (2) organizations or individuals entrusted by the counterparty to handle the relevant matters; or (3) organizations or individuals who make use of their authority or influence to influence the transaction. Business operators may explicitly give discount to a counterparty, or pay commission to a middleman in their transactions. In such case, the business operators shall record the discount or commission in its accounts truthfully. Business operators who receive discount or commission shall also record it in their accounts truthfully. Bribery committed by a staff member of a business operator shall be deemed as bribery committed by the business operator, unless the business operator has evidence to prove that the conduct of the staff member is irrelevant to seeking transaction opportunities or competitive advantage for the business operator. Where a business operator violates these provisions and offer bribes or accept bribes, the regulatory authorities shall confiscate its illegal income and impose a fine ranging from RMB100,000 to RMB1,000,000. In cases of severe violation, a fine of RMB 1,000,000 to 5,000,000 shall be levied, and the business licenses may be revoked.

According to the Interim Provisions on the Prohibition of Commercial Bribery (the “Prohibition Commercial Bribery Provisions”), which was promulgated by the State Administration of Industry and Commerce (currently known as the State Administration for Market Regulation) on November 15, 1996, commercial bribery refers to an act of offering money or property or using other means by an operator to the other entity or individual for the purposes of selling or buying goods, among which “other means” refer to the means used to provide any types of benefits other than money or property, such as offering overseas or domestic travel. According to the Anti-Unfair Competition Law and the Prohibition Commercial Bribery Provisions, regulatory authorities may impose fines depending on the seriousness of the cases and if there is any illegal income, such income shall be confiscated.

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

Regulations relating to foreign investment

Foreign investment

Investment activities in the PRC by foreign investors were principally governed by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version) (the “Negative List”) and Catalogue of Industries for Encouraging Foreign Investment (2022 version) (the “Encouraging List”). The Negative List, which came into effect on November 1, 2024, sets out special administrative measures in respect of the access of foreign investments in a centralized manner, and the Encouraging List which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment.

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

Production safety

Pursuant to the Production Safety Law of the PRC, which was amended by the SCNPC on June 10, 2021 and came into effect on September 1, 2021, an enterprise shall (1) provide production safety conditions as stipulated in this law and other relevant laws, administrative regulations, national and industry standards, (2) establish a comprehensive production safety accountability system and production safety rules, (3) develop production safety standards to ensure production safety and (4) establish safety risk classification management and control system, and take corresponding control measures according to the safety risk classification. Any entity that fails to provide required production safety conditions is prohibited from engaging in production activities. The person-in-charge of an enterprise shall be fully responsible for the safety of production of the enterprise.

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

Trademarks

Pursuant to the Trademark Law of the PRC (promulgated on August 23, 1982, amended on April 23, 2019 and came into effect on November 1, 2019), and the Implementation Regulations of the Trademark Law of PRC (which was issued on August 3, 2002 and amended on April 29, 2014), the Trademark Office under the China National Intellectual Property Administration (the “Trademark Office”) shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for an additional ten-year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A trademark registrant may, by entering into a trademark licensing contract, license another party to use its registered trademark. Where another party is licensed to use a registered trademark, the licenser shall report the license to the Trademark Office for recordation, and the Trademark Office shall publish it. An unrecorded license may not be used as a defense against a third party in good faith.

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

Regulations relating to taxation

Enterprise income tax

The Enterprise Income Tax Law of the PRC (the “EIT Law”), promulgated by the NPC on March 16, 2007, effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, as well as the Implementation Rules of the EIT Law (the “Implementation Rules”), promulgated by the State Council on December 6, 2007, effective on January 1, 2008, last amended on December 6, 2024 and became effective on January 20, 2025 are the principal law and regulation governing enterprise income tax in the PRC. According to the EIT Law and its Implementation Rules, enterprises are classified into resident enterprises and non-resident enterprises. Resident enterprises refer to enterprises that are legally established in the PRC, or are established under foreign laws but whose actual management bodies are located in the PRC, and non-resident enterprises refer to enterprises that are legally established under foreign laws and have set up institutions or sites in the PRC but with no actual management body in the PRC, or enterprises that have not set up institutions or sites in the PRC but have derived incomes from the PRC. A uniform income tax rate of 25% applies to all resident enterprises and non-resident enterprises that have set up institutions or sites in the PRC to the extent that such incomes are derived from their set-up institutions or sites in the PRC, or such income are obtained outside the PRC but have an actual connection with the set-up institutions or sites, and non-resident enterprises that have not set up institutions or sites in the PRC or that have set up institutions or sites but the incomes obtained by the said enterprises have no actual connection with the set-up institutions or sites, shall pay enterprise income tax at the rate of 10% in relation to their income sources from the PRC.

Value-added tax

The major PRC law and regulation governing value-added tax are the Interim Regulations on Value-added Tax of the PRC (issued on December 13, 1993 by the State Council, effective on January 1, 1994, and revised on November 10, 2008, February 6, 2016 and November 19, 2017), as well as the Implementation Rules for the Interim Regulations on Value-Added Tax of the PRC (issued on December 25, 1993 by the Ministry of Finance of the PRC (the “MOF”), came into effect on the same day and revised on December 15, 2008 and October 28, 2011), any entities and individuals engaged in the sale of goods, supply of processing, repair and replacement services, and import of goods within the territory of the PRC are taxpayers of Value-Added Tax (the “VAT”) and shall pay the VAT in accordance with the law and regulation. The rate of VAT for sale of goods is 17% unless otherwise specified, such as the rate of VAT for sale of transportation is 11%. With the VAT reforms in the PRC, the rate of VAT has been changed several times. The MOF and the SAT issued the Notice on Adjusting VAT Rates on April 4, 2018 to adjust the tax rates of 17% and 11% applicable to any taxpayer’s VAT taxable sale or import of goods to 16% and 10%, respectively, this adjustment became effect on May 1, 2018. Subsequently, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening the VAT Reform on March 20, 2019 to make a further adjustment, which came into effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods shall be adjusted to 13%, and the tax rate of 10% applicable thereto shall be adjusted to 9%. Moreover, according to the Announcement of the SAT on the VAT Issues Concerning the Sale of Biological Products by Drug Trading Enterprises issued on May 28, 2012, if a drug trading enterprise which is a general taxpayer for VAT sells biological products, it could choose a simple method to calculate the VAT to pay based on the sales of biological products and a collection rate of 3%. Additionally, on December 25, 2024, the SCNPC issued the Law of the PRC on Value-added Tax, which will come into effect on January 1, 2026. Simultaneously, the Interim Regulations on Value-added Tax of the PRC will be repealed.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this Annual Report.

D.	Property, Plant and Equipment

Owned properties

As of March 31, 2025, we owned and operated one facility in Shenyang, China primarily for manufacturing. We built two manufacturing workshops for YSJATM rabies vaccine, which are located in the Shenyang Economy and Technology Development Zone, Shenyang, China. We purchased the land use right to this area, which consists of land use rights to three pieces of land adjacent to each other, including (1) a right of land use for 44,655 square meters, which expires in January 2060, (2) a right of land use for 73,724 square meters, which expires in January 2060, and (3) a right of land use for 96,978 square meters, which expires in December 2056.

Leased properties

As of March 31, 2025, we operated our business through two leased properties in Beijing and Philippines. Such properties primarily serve as office space. The expiration dates of leased properties in Beijing and Philippines are September 2025 and April 2026, respectively. We plan to renew the leases or negotiate new terms when the existing leases expire.

As of March 31, 2025, our leased property in Beijing with a total gross floor area of 1,533 square meters was subject to a mortgage that had been placed before we entered into the relevant lease agreement. We faced the risks that we may not be able to continue to use the leased property upon foreclosure.

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

We commercialize vaccines with revenue and growth potential. We take pride in our marketed vaccine product, YSJATM rabies vaccine, which was the first aluminum-free lyophilized rabies vaccine launched in China. As of the date of this report, approximately 1.1 million doses of YSJATM rabies vaccine were administered for post-exposure protection against rabies. With our track record of commercialization, YSJATM rabies vaccine were achieved high production scalability and wide market recognition. Since we commenced the sales of YSJATM rabies vaccine in October 2020 and to March 31, 2025, we sold more than 35.3 million doses to 1,911 county-level CDCs in China.

In addition to the commercialized YSJATM rabies vaccine, we also have a pipeline of vaccine candidates powered by our proprietary PIKA immunomodulating technology platform. Our proprietary PIKA immunomodulating technology platform is core to the discovery and development of innovative biologics and will continue to be instrumental to our success. As of the date of this report, we have a portfolio of seven innovative product candidates: (1) five product candidates under various clinical development stages, including simplified four-dose regimen for YSJATM (two subsequent sessions included, Zagreb Regimen (2-1-1) & Modified Essen Regimen (1-1-1-1)), PIKA rabies vaccine, PIKA YS-ON-001, PIKA YS-HBV-001 and PIKA YS-HBV-002, and (2) two preclinical stage product candidates, targeting influenza, and cancer, and we believe each has substantial market demand. In addition, we are working on a series of therapeutic targets and products at the discovery stage. We were granted about 46 patents across more than 14 countries and regions relating to our PIKA immunomodulating technology and prophylactic and therapeutic product innovations. We believe that our PIKA immunomodulating technology platform has the potential to nurture a wide variety of innovative vaccines and therapeutic biologics.

As of March 31, 2025, we had an accumulated deficit of $335.4 million. We have funded our operations primarily with proceeds from revenues generated from the sales of our marketed product, YSJATM rabies vaccine and borrowings under our loan facilities.

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

The increasing number of new approval for domestic human rabies vaccines could intensify the market competition. If the domestic human rabies vaccine market were to contract or the competition were to further intensify, our market share and competitiveness could be adversely affected, which may lead to negative impact on our financial performance and business operation.

Our ability to increase the sales of our marketed product

We commenced production of our marketed product, YSJA™ rabies vaccine with our GMP-compliant manufacturing facilities in February 2020 and sales and marketing in October 2020. Since October 2020 and to March 31, 2025, we sold approximately 35.3 million doses of product to 1,911 county-level CDCs in China. The sales volume of our marketed product is expected to have a significant impact on our results of operations. Our ability to increase the sales of our marketed product depends, in part, on whether we are able to effectively implement our marketing strategies. We intend to drive the full-scale commercialization of YSJA™ rabies vaccine to capture the demand for rabies vaccine in China and Southeast Asia. We plan to enhance our sales efforts by expanding our commercialization team, marketing service providers and county-level CDC coverage as well as terminal channel coverage in hospitals and clinics to drive further demand.

Our ability to commercialize our product candidates

Our business and results of operations will be dependent on the receipt of regulatory approval for and successful commercialization of our product candidates. Leveraging our proprietary PIKA immunomodulating technology platform, we have developed a robust pipeline of product candidates targeting viral infections and cancer, including five clinical stage candidates and two preclinical candidates. We expect PIKA immunomodulating technology platform to lead and expedite our progress in the development of existing pipeline products. We believe that our accumulated experience and resources in vaccine sales, manufacture and commercialization will lay a solid foundation for our product pipeline development and future expansion. For our other pipeline candidates, we plan to strategically accelerate our development and commercialization based on our PIKA immunomodulating technology to realize our full potential in other important prophylactic and therapeutic areas.

Our ability to optimize our cost structure

Our results of operations are affected by our costs and expenses. During the three fiscal years ended March 31, 2025, our results of operations were affected by our R&D, administrative, selling and other expenses. We expect that costs of sales and selling expenses will have a significant impact on our results of operations in the future as we started to sell YSJA™ rabies vaccine in October 2020. We also expect that our selling and marketing related expenses, R&D expenses, and administrative expenses among others, will continue to have a significant impact on our financial performance.

We began the sales and marketing of our marketed product in October 2020. With a pipeline of product candidates from preclinical to late-stage in clinical development, we plan to use our in-house sales and marketing team and external service providers to expand the sales network. In 2024, the rabies vaccine industry saw a significant increase in competition, with the number of rabies vaccine providers rising from eight in 2020 to 12 in 2024. Many of our competitors have significantly greater financial resources, which could affect our ability to compete effectively and gain market share. Due to this competitive environment, we anticipate increased selling expenses to support the effective implementation of the sales plan and maintain a competitive position.

R&D activities are central to our business model. The development of our product candidates requires significant investment of resources over a prolonged period of time. We devoted significant resources to R&D activities. For the fiscal years ended March 31, 2025, 2024 and 2023, our R&D expenses were RMB146.4 million ($20.4 million), RMB302.8 million and RMB318.7 million, respectively. Our current R&D activities primarily relate to the clinical advancement of our product candidates. We will prioritize the advancement of vaccine and protein therapeutic candidates within the infectious disease space, focusing on those with significant market potential and favorable competitive dynamics, and which are synergistic with our existing capabilities and marketing channels. We expect our R&D expenses to continue to increase for the foreseeable future as we progress our product candidates, either from preclinical trials to clinical trials, or further into more advanced stages of clinical trials, and as we continue to support the clinical trials of our product candidates as treatments for additional indications.

Our administrative expenses primarily included employee benefits expenses primarily relating to salaries, share-based payment and other welfare for our administrative employees, depreciation and amortization and professional service fees. We expect that our administrative expenses will increase as we expand our operations to support our growing business.

We expect our cost structure to evolve as we continue to develop and expand our business. As we continue to invest in expanding our existing product revenue and advancing our R&D initiatives to introduce additional product candidates into clinical trials and ultimately commercialization, we expect to incur additional costs in relation to raw materials procurement, manufacturing, sales and marketing, among other things. We also anticipate increasing legal, compliance, accounting, insurance, and investor and public relations expenses associated with being a public company.

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

Cost of revenue

Our costs primarily consist of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory and expensed as cost of revenue when the product is sold. We anticipate our direct costs associated with the rabies vaccine will increase over time mainly because the price of direct raw materials is expected to rise over time.

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

Hong Kong. Under the Hong Kong tax laws, HK Yisheng is exempted from profit tax on its foreign- sourced income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore. The subsidiary incorporated in Singapore files separate income tax returns in Singapore at Singapore statutory income tax rate of 17%.

China. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Liaoning Yisheng was approved as an HNTE in November 2024 , Liaoning Yisheng is entitled to a reduced income tax of 15% and is able to enjoy the reduced income tax rate in the next three years. Since Beijing Yisheng was approved as an HNTE in December 2022, Beijing Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years.

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

	Fiscal Years Ended March 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

Revenues	687,201,070	100.0	573,418,256	100.0	614,961,584	85,670,723	100.0
Cost of revenues	153,360,262	22.3	117,688,301	20.5	107,772,147	15,013,812	17.5
Gross profit	533,840,808	77.7	455,729,955	79.5	507,189,437	70,656,911	82.5
Operating expenses:
Selling and marketing	272,927,356	39.7	301,259,528	52.5	281,429,426	39,206,128	45.8
General and administrative	72,939,790	10.6	140,086,062	24.4	128,967,761	17,966,588	21.0
Impairment loss on inventory, property, plant and equipment and other assets	8,655,487	1.3	157,415,875	27.5	36,715,041	5,114,798	6.0
Research and development	318,700,526	46.4	302,800,992	52.8	146,369,093	20,390,779	23.8
Total operating expenses	673,223,159	98.0	901,562,457	157.2	593,481,321	82,678,293	96.6
Loss from operations	(139,382,351)	(20.3)	(445,832,502)	(77.7)	(86,291,884)	(12,021,382)	(14.1)
Other income (expenses):
Late fee for income tax:	(3,603)	-	-	-	-	-	-
Late fees for social security insurance	(747,609)	(0.1)	(756,201)	(0.1)	(454,863)	(63,367)	(0.10)
Government grants	26,072,517	3.8	20,708,778	3.6	5,125,566	714,046	0.80
Financial expenses	(30,857,673)	(4.5)	(44,344,808)	(7.7)	(15,739,410)	(2,192,668)	(2.60)
Fair value changes of warrant liability	21,358	-	4,458,844	0.8	1,149,792	160,178	0.20
Other income	551,760	0.1	10,572,411	1.8	(4,718,525)	(657,341)	(0.80)
Total other expense	(4,963,250)	(0.7)	(9,360,976)	(1.6)	(14,637,440)	(2,039,152)	(2.40)
Loss before income taxes	(144,345,601)	(21.0)	(455,193,478)	(79.3)	(100,929,324)	(14,060,534)	(16.5)
Income tax benefit (expense)	(1,133,504)	(0.2)	21,728,607	3.8	946,873	131,910	0.20
Net Loss	(145,479,105)	(21.2)	(433,464,871)	(75.5)	(99,982,451)	(13,928,624)	(16.30)

Fiscal year ended March 31, 2025 compared to fiscal year ended March 31, 2024

Revenue

Our revenue increased by 7.2% from RMB573.4 million for the fiscal year ended March 31, 2024 to RMB615.0 million ($85.7 million) for the fiscal year ended March 31, 2025. This growth was primarily driven by the steady recovery of the domestic economy following the conclusion of the COVID-19 emergency, which facilitated a faster production and operational pace compared to the same period last year. Despite a slight contraction in market size and heightened competition in 2024, which was largely due to the implementation of certain PRC regulations on procedures for managing rabies exposure, we generated a revenue increase of approximately 7% in the fiscal year ended March 31, 2025 from the prior fiscal year. In terms of sales volume, we delivered 7.8 million doses of our products during the fiscal year ended March 31, 2025, representing an approximate 5.28% increase compared to the prior year period. Furthermore, the unit price per dose rose by RMB1.4 due to enhanced market recognition, which contributed to the overall growth in revenue.

Cost of revenue

Our cost of revenue primarily consisted of raw material costs, staff costs, manufacturing costs and depreciation expenses. During the fiscal year ended March 31, 2025, we continued to enhance our cost management practices. The cost decreased by 8.4% from RMB117.7 million for the fiscal year ended March 31, 2024 to RMB107.8 million ($15.0 million) for the fiscal year ended March 31, 2025. The decrease was primarily attributable to the following factors: (1) the normalization of production and streamlined operations, which has resulted in higher capacity utilization rates and consequently lower unit fixed costs; and (2) a decrease in the prices of key raw materials, mainly driven by the expansion of procurement channels and changes in market supply and demand dynamics.

Gross profit and profit margin

Our gross profit rose by 11.3% from RMB455.7 million for the fiscal year ended March 31, 2024 to RMB507.2 million ($70.7 million) for the fiscal year ended March 31, 2025. This growth was primarily driven by an increase in sales volume. Our profit margin increased from 79.5% for the fiscal year ended March 31, 2024 to 82.5% for the fiscal year ended March 31, 2025. The improvement in gross profit margin was mainly attributable to (1) higher unit prices resulting from strengthened market recognition, and (2) the expansion of raw material procurement channels coupled with, an increase in production batches, which collectively led to lower per-unit costs.

Selling and marketing expenses

Selling and marketing (“S&M”) expenses decreased by 6.6% from RMB301.3 million for the fiscal year ended March 31, 2024 to RMB281.4 million ($39.2 million) for the fiscal year ended March 31, 2025, mainly due to the following reasons: (1) during fiscal year 2024, sales momentum slowed in certain periods due to the lasting impact from the COVID-19 pandemic, and we increased our investment in market promotion during the period to better align with future marketing initiatives, further consolidate our market position and enhance our brand recognition, which led to relatively higher S&M expenses; and (2) given that an increasing number of enterprises have obtained market approval for human rabies vaccines in China, market competition has intensified, and we enhanced the intensity and frequency of our marketing efforts in the fiscal year of 2024.

The following table sets forth a breakdown of our S&M expenses in amount and as a percentage of the total selling and marketing expenses for the periods indicated.

	Fiscal Years Ended March 31,
	2025		2024		Variance
	RMB	%	RMB	%	RMB	%
Promoting and marketing service fees	251,299,501	89.3	275,761,994	91.5	(24,462,493)	(8.9)
Employee benefits	26,686,826	9.5	20,814,258	6.9	5,872,568	28.2
Other	3,443,099	1.2	4,683,276	1.6	(1,240,177)	(26.5)
Total	281,429,426	100.0	301,259,528	100.0	(19,830,102)	(6.6)

General and administrative expenses

General and administrative (“G&A”) expenses decreased by 7.9% from RMB140.1 million for the fiscal year ended March 31, 2024 to RMB129.0 million ($18.0 million) for the fiscal year ended March 31, 2025, primarily attributable to our ongoing enhancement of cost control framework, achieved through the systematic implementation of cost-saving and efficiency-enhancing initiatives, which helped to effectively lower our overall G&A expenses. These initiatives include the optimization of management processes, stringent control over non-core expenditures, and improved resource utilization.

The following table sets forth a breakdown of our G&A expenses in amount and as a percentage of the total general and administrative expenses for the periods indicated.

	Fiscal Years Ended March 31,
	2025		2024		Variance
	RMB	%	RMB	%	RMB	%
Employee benefits	60,890,979	47.2	76,935,771	54.9	(16,044,792)	(20.9)
Professional service fees	29,650,085	23.0	35,798,987	25.6	(6,148,902)	(17.2)
Depreciation and Amortization	10,555,608	8.2	6,463,248	4.6	4,092,360	63.3
Taxes and surcharges	9,106,850	7.1	6,789,028	4.8	2,317,822	34.1
Scrapped inventory	6,203,913	4.8	-	-	6,203,913	100.0
Office expenses	1,174,566	0.9	1,900,626	1.4	(726,060)	(38.2)
Other	11,385,760	8.8	12,198,402	8.7	(812,642)	(6.7)
Total	128,967,761	100.0	140,086,062	100.0	(11,118,301)	(7.9)

Impairment loss on inventory, property, plant and equipment and other assets

Our impairment loss on inventory, property, plant and equipment and other assets decreased by 76.7% from RMB157.4 million for the fiscal year ended March 31, 2024 to RMB36.7 million ($5.1 million) for the fiscal year ended March 31, 2025. The decrease in impairment loss on inventory, property, plant and equipment and other assets was primarily attributable to (1) impairment loss on inventory decreased by RMB69.7 million primarily due to impairment charges in connection with COVID-19-related disruptions to our manufacturing operations and production, as well as impairment on raw materials used in our R&D of COVID-19 vaccines, whose impact lessened in fiscal year 2025; (2) impairment loss on property, plant and equipment (“PP&E”) decreased by RMB62.4million, which was attributed to write-down of PP&E related to COVID equipment that was recognized in fiscal year 2024; and (3) impairment loss on intangible assets increased by RMB10.4 million ($1.4 million) primarily related to a long-held patent.

The following table sets forth a breakdown of impairment loss on inventory, PP&E, and other assets, presented in absolute amounts and as a percentage of total impairment loss for the indicated periods.

	Fiscal Years Ended March 31,
	2025		2024		Variance
	RMB	%	RMB	%	RMB	%
Impairment loss on other assets	8,529,179	23.2	7,507,036	4.8	1,022,143	13.6
Impairment loss on inventory	-	-	69,671,843	44.3	(69,671,843)	(100.0)
Impairment loss on property, plant and equipment	17,801,862	48.4	80,236,996	50.9	(62,435,134)	(77.8)
Impairment loss on intangible assets	10,384,000	28.4	-	-	10,384,000	-
Total	36,715,041	100.0	157,415,875	100.0	(120,700,834)	(76.7)

Other income (expenses)

Our other expenses increased from RMB9.4 million for the fiscal year ended March 31, 2024 to RMB14.6 million ($2.0 million) for the fiscal year ended March 31, 2025, primarily attributable to (1) a decrease of RMB15.6 million in government grants; (2) a decrease of RMB28.6 million in net financial expenses due to the repayment of R-Bridge Loan in fiscal year 2024; and (3) an increase of RMB 15.3 million in other expenses mainly due to disposal of property, plant and equipment.

Income tax expense

Our PRC subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements. Our income tax benefit decreased from RMB21.7 million in the fiscal year ended March 31, 2024 to RMB0.9 million ($0.1 million) in the fiscal year ended March 31, 2025, primarily due to the completion of inventory disposal in fiscal year 2025. The reversal of deferred income tax assets recognized in prior years resulted in an increase in the income tax expense in fiscal year 2025, partially offset by the increase in deferred tax assets arising from impairments of PP&E and other non-current assets.

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

Net loss

As a result of the foregoing, we recognized net loss of RMB100.0 million ($13.9 million) and RMB433.5 million for the fiscal years ended March 31, 2025 and 2024, respectively.

Research and development expenses

Our R&D expenses decreased by 51.7% from RMB302.8 million for the fiscal year ended March 31, 2024 to RMB146.4 million ($20.4 million) for the fiscal year ended March 31, 2025. The decrease in R&D expenses was primarily attributable to the following reasons as our R&D projects progress through distinct development stages: (1) with the market contraction for COVID-19 vaccines resulting from the end of the COVID-19 pandemic, we decided to terminate our project to commercialize of COVID-19 vaccines, which resulted in a notable decrease in testing and clinical trial expenses related to the COVID-19 vaccine in the fiscal year of 2025; (2) our R&D expenses for the PIKA rabies vaccine decreased by 45% compared to the previous year, which was primarily attributed to the advancement of the clinical trial and the completion of the majority of clinical follow-up visits in earlier phases, resulting in decreased related expenses for clinical trials as the work shifted to the less costly data analysis; and (3) our R&D expenses for the YS-HBV vaccine also experienced an approximately 54% decrease, primarily driven by our decision to terminate the PIKA YS-HBV-002 program following reassessment of its competitive landscape and commercial feasibility; partially offset by the YSJA™ simplified four-dose method regimen Phase III clinical trial was initiated in December 2024, resulting in new R&D expenditure of approximately RMB24.1 million.

The following table sets forth a breakdown of our R&D expenses in amount and as a percentage of total R&D expenses for the periods indicated.

	Fiscal Years Ended March 31,
	2025		2024		Variance
	RMB	%	RMB	%	RMB	%
Testing and clinical trial fees	93,591,766	63.9	210,997,087	69.7	(117,405,321)	(55.6)
Employee benefits	33,137,982	22.6	56,716,238	18.7	(23,578,256)	(41.6)
Depreciation and amortization	13,286,205	9.1	20,749,231	6.9	(7,463,026)	(36.0)
Office and leasing	874,132	0.6	1,190,874	0.4	(316,742)	(26.6)
Consulting service fees	178,741	0.1	9,058,949	3.0	(8,880,208)	(98.0)
Other	5,300,267	3.7	4,088,613	1.4	1,211,654	29.6
Total	146,369,093	100.0	302,800,992	100.0	(156,431,899)	(51.7)

The following table below sets forth a breakdown of our key R&D projects.

	Fiscal Years Ended March 31,
	2025		2024		Variance
	RMB	%	RMB	%	RMB	%
PIKA Recombinant COVID-19 vaccine	4,352,843	3.0	90,305,820	29.8	(85,952,977)	(95.2)
PIKA rabies vaccine	71,501,257	48.8	128,995,501	42.6	(57,494,244)	(44.6)
PIKA YS-ON-001	1,728,946	1.2	7,237,524	2.4	(5,508,578)	(76.1)
PIKA HBV vaccines	19,510,656	13.3	42,233,799	13.9	(22,723,143)	(53.8)
PIKA adjuvant	5,424,231	3.7	8,237,970	2.7	(2,813,739)	(34.2)
YSJATM rabies vaccine	42,373,898	29.0	21,293,796	7.0	21,080,102	99.0
Other	1,477,262	1.0	4,496,582	1.5	(3,019,320)	(67.1)
Total	146,369,093	100.0	302,800,992	100.0	(156,431,899)	(51.7)

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

Impairment loss on inventory, property, plant and equipment and other assets

Impairment loss on inventory, property, plant and equipment and other assets increased by 1,718.7% from RMB8.7 million for the fiscal year ended March 31, 2023 to RMB157.4 million ($22.2 million) for the fiscal year ended March 31, 2024. The increase in impairment loss on inventory, property, plant and equipment and other assets was primarily attributable to (i) impairment loss on inventory increased by RMB69.7 million due primarily to COVID-related disruptions affecting the Company’s manufacturing operations and production and impairment for raw material used for R&D in COVID vaccines. (ii) impairment loss on property, plant and equipment increased by RMB80.2 million attributed to write-down of PP&E related to COVID equipment, offset by a decrease of RMB1.1 million in impairment loss on other assets, primarily of credit losses on accounts receivable.

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

Income tax expense

Our PRC subsidiaries are subject to income taxes in China on their taxable income calculated at a tax rate in accordance with the relevant income tax laws and regulations. We determine deferred taxes for each tax-paying entity in each tax jurisdiction. The potential tax benefits arising from the losses incurred by the subsidiaries have been recorded in our financial statements. Our income tax benefit increased from income tax expense of RMB1.1 million in the fiscal year ended March 31, 2023 to income tax benefit of RMB21.7 million ($3.1 million) in the fiscal year ended March 31, 2024, primarily due to the increase in deferred tax assets from write-down of inventories to net realizable value and impairment of property, plant and equipment in the year ended March 31, 2024.

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

The following table sets forth a breakdown of our R&D expenses in amount and as a percentage of total R&D expenses for the periods indicated.

	Fiscal Years Ended March 31
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
Testing and clinical trial fees	210,997,087	69.7	215,474,939	67.6	(4,477,852)	(2.1)
Employee benefits	56,716,238	18.7	68,073,077	21.4	(11,356,839)	(16.7)
Depreciation and amortization	20,749,231	6.9	15,736,087	4.9	5,013,144	31.9
Consulting service fees	9,058,949	3.0	9,772,154	3.1	(713,205)	(7.3)
Office and leasing	1,190,874	0.4	1,109,292	0.3	81,582	7.4
Other	4,088,613	1.4	8,534,977	2.7	(4,446,364)	(52.1)
Total	302,800,992	100.0	318,700,526	100.0	(15,899,534)	(5.0)

The following table below sets forth a breakdown of our key R&D projects.

	Fiscal Years Ended March 31
	2024		2023		Variance
	RMB	%	RMB	%	RMB	%
PIKA rabies vaccine	128,995,501	42.6	60,017,584	18.8	68,977,917	114.9
PIKA Recombinant COVID-19 vaccine	90,305,820	29.8	212,197,698	66.6	(121,891,878)	(57.4)
PIKA HBV vaccines	42,233,799	13.9	12,794,983	4.0	29,438,816	230.1
YSJATM rabies vaccine	21,293,796	7.0	5,949,199	1.9	15,344,597	257.9
PIKA adjuvant	8,237,970	2.7	7,979,196	2.5	258,774	3.2
PIKA YS-0N-001	7,237,524	2.4	9,201,004	2.9	(1,963,480)	(21.3)
Other	4,496,582	1.5	10,560,862	3.3	(6,064,280)	(57.4)
Total	302,800,992	100.0	318,700,526	100.0	(15,899,534)	(5.0)

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	Fiscal Years Ended March 31
	2025		2024	2023
	RMB	US$	RMB	RMB
Net cash used in operating activities	(120,981,727)	(16,854,048)	(295,229,603)	(182,469,396)
Net cash used in investing activities	(17,006,500)	(2,369,187)	(44,250,714)	(56,981,720)
Net cash provided (used in) by financing activities	(3,580,946)	(498,864)	205,261,352	317,449,926
Effect of foreign exchange rate on cash and cash equivalents	2,502,908	348,682	10,400,371	21,303,512
Net (decrease) increase in cash and cash equivalents	(139,066,265)	(19,373,417)	(123,818,594)	99,302,322
Cash and restricted cash at the beginning of the fiscal year	246,551,231	34,347,222	370,369,825	271,067,503
Cash and restricted cash at the end of the fiscal year	107,484,966	14,973,805	246,551,231	370,369,825

We have historically financed our operations primarily through issuance of ordinary and preferred shares, issuance of convertible securities and cash generated from sales of our vaccines. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes as well as investment in research and development and potential mergers and acquisition opportunities. We have experienced net losses and negative cash flows from operations. As discussed in Note 2 to the audited CFS appearing elsewhere in this Annual Report, those conditions combined with other factors raised substantial doubt about our ability to continue as a going concern for the next 12 months.

As of March 31, 2025, 2024 and 2023, our principal source of liquidity was our cash balance of RMB107.5 million ($15.0 million) and RMB246.6 million and RMB370.4 million, respectively, which was held for working capital purposes. We incurred a net loss after tax of RMB100.0 million ($13.9 million), RMB433.5 million and RMB145.5 million for the fiscal years ended March 31, 2025, 2024 and 2023, respectively.

Our primary uses of cash are to fund the development of our product candidates, our clinical trials, our construction of research and manufacturing facilities, purchase of equipment, compensation of key personnel, administrative expenses and other recurring expenses. Our net cash used in operating activities was RMB121.0 million ($16.9 million) and RMB295.2 million, RMB182.5 million in the fiscal years ended March 31, 2025, 2024 and 2023, respectively, primarily due to R&D and administrative expenses. Our operating cash flow will continue to be affected by our R&D expenses, in particular clinical trial fees for our product candidates, and administrative expenses. We have historically primarily funded our working capital requirements through proceeds from equity and debt financing. And our proceeds from the Business Combination are mainly used for overseas clinical trial and operations, while proceeds from bank loans is mainly used for operations of PRC subsidiaries.

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

Our ability to obtain additional financing from exercise of Warrants may be limited. There is no assurance that the holders of the Warrants will elect to exercise any of the Warrants, which could impact our liquidity position. Whether holders of Warrants will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the ordinary shares. Each Warrants is exercisable for 0.1 Ordinary Share at $11.5. Therefore, if and when the trading price of the ordinary shares is less than $115.0, we expect that holders of Warrants would not have the financial incentive to exercise their Warrants. We could receive up to $192.6 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the holders of Warrants exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 15, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result of the above and coupled with the level of Redemption Rate, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this registration statement to continue to fund our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Financial Position and Working Capital Need—We may need to obtain substantial additional financing to fund our operations, and a failure to obtain necessary capital when needed would force us to delay, limit, reduce or terminate our product development or commercialization efforts.”

Our management closely monitors uses of cash and cash balances and strives to maintain a healthy liquidity for our operations. Going forward, we believe our liquidity requirements will be satisfied by cash generated from our operations and financing activities. As of March 31, 2025, 2024 and 2023, our working capital was RMB17.5 million ($2.4million) and RMB100.9 million and RMB377.2 million, respectively.

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

Net cash used in operating activities of RMB121.0 million ($16.9 million) for the fiscal year ended March 31, 2025 was primarily driven by a net loss for the fiscal year of RMB100.0 million ($13.9 million) adjusted for certain non-cash items, which included deferred income taxes of RMB4.3 million ($0.6 million), depreciation of RMB29.7 million ($4.1 million), amortization of intangible assets of RMB6.9 million ($1.0 million), loss on disposal of property and equipment of RMB9.8 million ($1.4 million), provision for impairment of plant of RMB17.8 million ($2.5 million), provision for impairment of intangible assets of RMB10.4 million ($1.5 million), provision for impairment of other assets, non-current of RMB5.6 million ($0.8 million), share-based compensation expense of RMB13.6 million ($1.9 million), bad debt provision of trade receivable and inventories of RMB2.9 million ($0.4 million), non-cash lease expense of RMB3.1 million ($0.4 million), and increase of fair value change of warrant liabilities of RMB1.1 million ($0.2 million). The net changes in operating assets and liabilities of RMB120.8 million ($16.8 million) were primarily related to an increase in inventories of RMB24.2 million ($3.4 million) due to slower raw material procurement, an increase in trade receivables of RMB59.6 million ($8.3 million) due to increase in revenues, a decrease in prepaid expenses and other current assets of RMB7.5 million ($1.0 million) due primarily to the gradual delivery and settlement of advance payments made in prior years during the fiscal year of 2025, alongside our management’s efforts to enhance capital utilization efficiency by reducing advance payments scale to free up cash flow capacity. Concurrently, management enhanced fund utilization efficiency by reducing the scale of advance payments in order to free up cash flow capacity. A decrease in accounts payable of RMB18.2 million ($2.5 million) due to management’s optimization of procurement processes, a decrease in deferred government grants of RMB4.6 million ($0.6 million), and a decreased in operating lease liabilities of RMB5.3 million ($0.7 million).

Net cash used in operating activities of RMB295.2 million ($41.6 million) for the fiscal year ended March 31, 2024 was primarily from a net loss for the fiscal year of RMB433.5 million ($61.1 million) adjusted for certain non-cash items, which included deferred income taxes benefit of RMB21.7 million ($3.1 million), depreciation of RMB35.4 million ($5.0 million), amortization of intangible assets of RMB6.8 million ($1.0 million), loss on disposal of property, plant and equipment of RMB13,135 ($1,851), provision for impairment of plant of RMB80.2 million ($11.3 million), share-based compensation expense of RMB9.8 million ($1.4 million), bad debt provision of trade receivable and inventories of RMB5.0 million ($0.7 million), write-down of inventories to net realizable value of RMB68.2 million ($9.6 million), non-cash lease expense of RMB4.8 million ($0.7 million), and increase of fair value change of warrant liabilities of RMB1.1 million ($0.2 million). The net changes in operating assets and liabilities of RMB73.6 million ($10.4 million) were primarily related to an increase in inventories of RMB86.3 million ($12.2 million) due to increase in production batches, in increase in trade receivables of RMB13.9 million ($2.0 million) due to decrease in sales volume resulting from batch approvals and doses available for sale drawdown affected by COVID-19, an increase in prepaid expenses and other current assets of RMB5.3 million ($0.7 million) due primarily to prepayment for patent, a decrease in trade payables of RMB12.7 million ($1.8 million) due primarily to a termination of R&D entrusted to a third party and payment to another third party for R&D, an increase in accrued expenses and current liabilities of RMB53.2 million ($7.5 million) due to promotion fee to expand the access to district and county CDCs and hospitals, a decrease in deferred government grants of RMB3.6 million ($0.5 million) and a decrease in lease liabilities of RMB5.1 million ($0.7 million).

Net cash used in operating activities of RMB182.5 million for the fiscal year ended March 31, 2023 was primarily from a net loss for the fiscal year of RMB145.5 million adjusted for certain non-cash items, which included deferred income taxes RMB1.1 million, depreciation of RMB29.7 million, amortization of intangible assets of RMB7.0 million, share- based compensation expense of RMB3.5 million, bad debt provision of trade receivable and inventories of RMB10.8 million, reversal of inventories to net realizable value of RMB0.7 million, non-cash lease expense of RMB4.4 million, and increase of fair value change of warrant liabilities of RMB0.02 million. The net changes in operating assets and liabilities of RMB92.7 million were primarily from an increase in inventories of RMB18.2 million due to increase in production batches, an increase in trade receivables of RMB165.2 million from increased sales of the rabies vaccine in 2023 fiscal year, a decrease in prepaid expenses and other current assets of RMB9.0 million due primarily to increased prepayments for construction in progress, an increase in trade payables of RMB49.6 million as a result of extending the accounting period for customers, an increase in accrued expenses and current liabilities of RMB43.0 million due to RMB22.7 million of promotion fee to expand the access to district and county CDCs and hospitals and RMB29.3 million of marketing deposit and transportation fees resulting from expanded sales, which were partially offset by decrease in deferred government grants of RMB6.4 million, and payment of lease liabilities of RMB4.6 million.

Investing activities

Cash flows used in investing activities primarily relate to purchase of property plant and equipment, acquisition of a subsidiary (net of cash acquired), investment in joint ventures as well as purchase of intangible assets.

Net cash used in investing activities was RMB17.0 million ($2.4 million) for the fiscal year ended March 31, 2025, which consisted of payment for purchase of items of property, plant and equipment of RMB12.7 million ($1.8 million) and payment for purchase of intangible assets of RMB5.1 million ($0.7 million).

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

Financing activities

Net cash used in financing activities was RMB3.6 million ($0.5 million) for the fiscal year ended March 31, 2025, which consisted primarily of RMB334.8 million ($46.6 million) from bank loans and other borrowings, partially offset by RMB338.4 million ($47.1 million) in repayment of bank loans and other borrowings.

Net cash generated from financing activities was RMB205.3 million ($28.9 million) for the fiscal year ended March 31, 2024, which consisted primarily of RMB284.2 million ($40.1 million) from issuance of ordinary shares and RMB337.9 million ($47.6 million) from bank loans and other borrowings, partially offset by RMB416.8 million ($58.7 million) in repayment of bank loans and other borrowings.

Net cash generated from financing activities was RMB317.4 million ($46.2 million) for the fiscal year ended March 31, 2023, which consisted primarily of RMB252.5 million ($36.7 million) in the Business Combination, partially offset by RMB35.9 ($5.2 million) in offering cost, and RMB247.4 million ($36.0 million) in proceeds from bank and other borrowings, partially offset by RMB338.4 million ($47.1 million) in repayment of bank.

Contractual Obligations

On September 13, 2021, LakeShore Group entered into a credit facility of RMB100.0 million with China Guangfa Bank Co., Ltd. Shenyang Branch for three years to finance our working capital requirements. LakeShore Group drew RMB19.8 million from April 18, 2024 to May 17, 2024, with interest at 4%-4.5%, which was due on September 10, 2024. On September 9, 2024, LakeShore Group repaid RMB38.2 million. As of March 31, 2025, LakeShore Group has repaid it fully.

On July 12, 2021, LakeShore Group entered into a credit facility of RMB140.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. On September 12, 2023, LakeShore Group entered into another credit facility of RMB85.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. From April 12, 2024 to March 20, 2025, LakeShore Group repaid RMB45.0 million. As of March 31, 2025, the balance of RMB38.4 million ($5.4 million) was outstanding.

On November 8, 2022, LakeShore Group borrowed RMB26.0 million with interest at 5.00% from Zhongguancun Technology Leasing Co., Ltd for 36 months. LakeShore Group shall repay RMB722,222 monthly from December 15, 2022 to October 15, 2025 and pay the last repayment of RMB722,230 on November 7, 2025. LakeShore Group repaid RMB11.6 million from December 2022 to March 2024 and 8.7 million from April 2024 to March 2025. As of March 31, 2025, the balance of RMB5.8 million ($0.8 million) was outstanding.

On January 13, 2023, LakeShore Group entered into a credit facility of RMB40.0 million with China CITIC Bank Shenyang Tiexi Branch, due on May 29, 2024, to finance its working capital requirements. On May 29, 2024, LakeShore Group repaid RMB12.4 million. As of March 31, 2025, LakeShore Group repaid it fully.

From March 17, 2023 to November 15, 2023, LakeShore Group borrowed RMB43.8 million in total with interest at 4.0% from China Construction Bank, Shenyang Heping Branch. The loans will be due from July 24, 2024 to November 14, 2025. From July 22, 2024 to December 5, 2024, LakeShore Group repaid RMB39.0 million. As of March 31, 2025, an balance of RMB4.8 million ($0.7 million) was outstanding.

On July 20, 2023, LakeShore Group borrowed RMB712,400 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On July 18, 2024, LakeShore Group repaid RMB712,400. As of March 31, 2025, LakeShore Group has repaid it fully.

On November 15, 2023, LakeShore Group borrowed RMB6.9 million from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements, with interest at 4.55%. The loan will be due from May 15, 2024 to November 15, 2025. From May 15, 2024 to November 13, 2024, LakeShore Group repaid RMB1.4 million. As of March 31, 2025, the balance of RMB5.5 million ($0.8 million) was outstanding.

On January 8, 2024, LakeShore Group borrowed RMB4.5 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 8, 2024 to January 8, 2026. From July 4, 2024 to January 7, 2025, LakeShore Group repaid RMB0.9 million. As of March 31, 2025, the balance of RMB3.6 million ($0.5 million) was outstanding.

On January 18, 2024, LakeShore Group borrowed RMB4.4 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 18, 2024 to January 18, 2026. From July 17, 2024 to January 16, 2025, LakeShore Group repaid RMB0.88 million. As of March 31, 2025, the balance of RMB3.5 million ($0.5 million) was outstanding.

From August 16, 2023 to September 18, 2023, LakeShore Group borrowed RMB29.8 million with interest at 4.00% from Industrial Bank Shenyang Branch for one year. The loan will be due from August 15, 2024 to September 17, 2024. From August 14, 2024 to September 13, 2024, LakeShore Group repaid RMB29.8 million. As of March 31, 2025, LakeShore Group has repaid it fully.

On March 16, 2022, LakeShore Group entered into a facility agreement with R-Bridge Healthcare Fund, LP (“R-Bridge”), as agent, to finance RMB274,868,000 ($40,000,000) for 54 months with interest at 4.00% (“R-Bridge Loan”). On December 27, 2023, HK Yisheng received a letter from R-Bridge (the “R-Bridge Letter”), notifying the Company that it has reason to believe HK Yisheng defaulted under financial covenants and other obligations under the facility agreement, and under the instructions of the lenders to urge the Company to consider and reach an amicable solution with the lenders, including, without limitation, repaying the loan of $40.0 million in full, as soon as possible. The Company repaid $15.0 million, $10.0 million and $18.1 million respectively in February, March and April, 2024. As of March 31, 2025, LakeShore Group has repaid its full amount of $40.0 million and accrued interest of $3.1 million.

From July 7, 2023 to January 16, 2024, LakeShore Group borrowed RMB30.0 million with interest at 4.0% from Minsheng Bank Shenyang Huanghe Street Branch, due from July 7, 2024 to January 16, 2025. From July 5, 2024 to January 15, 2025, LakeShore Group repaid RMB30.0 million. As of March 31, 2025, LakeShore Group has repaid it fully.

From August 14, 2023 to September 14, 2023, LakeShore Group borrowed RMB20.0 million with interest at 4.25% from Industrial Bank Shenyang Branch for about three years. The loan will be due from July 31, 2026 to September 3, 2026. As of March 31, 2025, the balance of RMB20.0 million ($2.8 million) was outstanding.

On May 29, 2023, LakeShore Group borrowed RMB40.0 million with interest at 4.80% from CITIC Financial Leasing Co., Ltd for three years. The loan will be due on May 29, 2026. From August 15, 2023 to February 14, 2025, LakeShore Group repaid RMB22.7 million. As of March 31, 2025, the balance of RMB17.3 million ($2.4 million) was outstanding, of which RMB13.8 million ($1.9 million) will due within one year.

From May 29, 2024 to March 20, 2025, LakeShore Group borrowed RMB311.4 million with interest at 5.0% from Beijing Huarui Jingkai Real Estate Co., Ltd. The loan will be due on December 31, 2025. As of March 31, 2025, the balance of RMB311.4 million ($43.4 million) was outstanding.

On March 26, 2025, LakeShore Group borrowed RMB3.6 million with interest at 5.0% from Apex Prospect Limited. The loan will be due on February 17, 2026. As of March 31, 2025, the balance of RMB3.6 million ($0.5 million) was outstanding.

LakeShore Group recorded RMB16.7 million, RMB47.5 million and RMB32.0 million of interest expense for the years ended March 31, 2025, 2024 and 2023, respectively.

Lease liabilities

A summary of our operating lease commitments as of March 31, 2025 as follows:

Year Ended March 31,	(RMB)	(US$)
2026	470,319	65,521
2027	-	-
Total lease payments	470,319	65,521
Less: Interest	(13,307)	(1,854)
Present value of operating lease liabilities	457,012	63,667

As of March 31, 2025, the outstanding, discounted amount of lease liabilities was RMB457,012 ($63,667) which was for the lease agreements for one premises in China and one premises in Philippine.

Contingencies

In 2018, Liaoning Yisheng filed a sales contract dispute with Hebei Defense Biological Products Supply Center. The Supreme People’s Court of Liaoning supported the Liaoning Yisheng’s claim the defendant Hebei Weifang should pay RMB2,465,807 for Liaoning Yisheng vaccine within 20 days after the judgment came into effect. As of the date of this report, LakeShore Group received RMB1,636,755 from Hebei Defense Biological Products Supply Center, and the balance of RMB829,052 may be received in 2026.

LakeShore Group was also involved in labor disputes as of March 31, 2025. As the proceedings are in the early stages or the second appeal, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

Since December 2023, the Company has been involved in two legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates.

FSD 400 of 2023

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

FSD 318 of 2024

In October 2024, Mr. Zhang filed a Writ of Summons and Statement of Claim (“Writ”) with the Grand Court against the Company and 13 of its current or former directors and Apex Prospect Limited (“Apex”), seeking, amongst other things, (i) declarations on the validity of certain actions of the Company’s Board taken since Mr. Zhang was removed as chairperson of the Board in December 2023; (ii) orders setting aside the February 2024 issue by the Company of 95,269,762 shares (which was the number of shares prior to the share consolidation, in consistency with the Writ) to Apex and any allotments of any shares issued by the Company pursuant to the share incentive plan approved by the Board in May 2024 or, alternatively, declaring that such share issuance and allotments were done for an improper purpose and in breach of the duties of the directors who approved them; (iii) orders that the Company’s Register of Members be rectified to delete any entries in respect of such share issuance and allotments; (iv) an injunction restraining Apex from exercising any rights attaching to the Company’s shares registered in its name or holding itself out to be a shareholder of the Company; (v) an injunction restraining the Company’s current directors from holding themselves out to be directors of the Company or exercising any powers as directors of the Company; (vi) an injunction restraining the Company and its Board from taking any steps to directly or indirectly allotting any further shares pursuant to the May 2024 share incentive plan or taking any actions which may result in the further dilution of Mr. Zhang’s shareholding and/or which would negatively affect the asset value and/or the share price of the Company; and (vii) damages against the director and former director defendants for unlawful means conspiracy against Mr. Zhang.

On October 31, 2024, Mr. Zhang applied to the Grand Court on an ex parte basis for an injunction to restrain the Company from (i) issuing new shares or causing Mr. Zhang’s shareholding to be diluted; and (ii) entering into any transactions or dealings with a value in excess of US$50,000 (other than in the ordinary course of business), each until Mr. Zhang had been given 7 day’s prior notice. On December 13, 2024, the Grand Court refused to hear that application on an ex parte basis. Mr. Zhang’s injunction application was heard on an inter partes basis on January 21 and 22, 2025 and dismissed by the Chief Justice of the Grand Court.

The Writ of Summons and Statement of Claim in the proceedings commenced by Mr. Zhang were amended on February 7, 2025 and Mr. Zhang discontinued his claims against 6 of the former director defendants on March 21, 2025. The Company and the remaining 7 director defendants filed their Defences to the Amended Statement of Claim on February 24, 2025 and March 17, 2025 respectively. Mr. Zhang filed his Replies to those Defences on March 31, 2025. On April 15, 2025, Mr. Zhang gave notice that he had changed his Cayman Islands attorneys. Mr. Zhang’s new attorneys later gave the Company notice that on or before June 6, 2025 he intended to seek leave to further amend the Amended Writ of Summons and Amended Statement of Claim.

As of the date of this Annual Report, the legal proceedings in the two Cayman Islands are still ongoing and no further judgments have been rendered by the Grand Court. The parties have agreed that they will seek to have Cayman Islands proceedings consolidated and/or heard together going forward.

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought an aggregate amount of RMB919 million ($128 million) of payment, primarily covering fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB721 million ($101 million) until full payment. The Claimants allege that Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties had entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million ($101 million) in the aggregate, including fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB525 million ($73 million) until full payment. Through the two aforementioned arbitration proceedings, the Claimants applied for pre-arbitration preservation of Liaoning Yisheng’s assets, requesting the of funds of up to RMB919 million ($128 million) in Liaoning Yisheng’s bank account (the “Freezing Applications”). Liaoning Yisheng applied to the court assisting the execution of the Freezing Applications to replace the subject assets of the Freezing Applications with its inventory of YSJATM rabies vaccine, certain machinery and equipment and properties, with had an appraisal value of approximately RMB919 milllion ($128 million). In consideration of the potential negative impact from the freezing of the bank accounts on Liaoning Yisheng’s cash flow and business operations, the court granted Liaoning Yisheng’s.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged that Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and that the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng had agreed to repay the Claimant approximately RMB59 million (8 million) in the aggregate. The Claimant sought an arbitration award of RMB83 million ($12 million), which included the principal amount and other funds derived therefrom in payment from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases. For the above cases there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

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

In addition, our subsidiaries in China are permitted to pay dividends to their shareholder only out of their after-tax profits, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC (the “PRC GAAP”). The aggregate Accumulated Deficit for our PRC subsidiaries as determined under the Accounting Standards for Business Enterprise were RMB515.7 million and RMB702.4 million and RMB696.7 million ($97.1 million) as of March 31, 2023, 2024 and 2025, respectively. In addition, pursuant to the relevant PRC laws, enterprises in the PRC have appropriate from their after-tax profit, as determined under PRC GAAP, to statutory common reserve funds. The appropriation to the statutory common reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of such PRC enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulations” for a detailed discussion of the PRC legal restrictions on dividends and our ability to transfer cash within our group. In addition, holders of our securities may potentially be subject to PRC taxes on dividends paid by it in the event we are deemed as a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—PRC Taxation” for more details.

None of our PRC subsidiaries have issued any dividends or distributions to respective holding companies, including LakeShore Biopharma, or any investors as of the date of this Annual Report. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. Historically, Liaoning Yisheng has also received equity financing from our shareholders to fund business operations of our PRC subsidiaries. In the fiscal years ended March 31, 2023, 2024 and 2025, we transferred cash to Liaoning Yisheng of nil, nil and nil, respectively. In the future, cash raised from overseas financing activities may be transferred by us through our subsidiaries outside China to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries will pay dividends to their offshore shareholder to meet the capital needs of our business operations out of the PRC. For details about the applicable. PRC regulations and rules relating to such cash transfers through us and the associated risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Cash is transferred among us, our offshore subsidiaries and our PRC subsidiaries, in the following manner: (i) funds are transferred to our PRC subsidiaries from us as needed through our subsidiaries outside China in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our PRC subsidiaries to us through our subsidiaries outside China. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. None of our subsidiaries outside China made distribution to certain shareholders. In the future, our ability to pay dividends, if any, to our shareholders and warrant holders and to service any debt we may incur will depend upon dividends paid by our subsidiaries. In the fiscal years ended March 31, 2023, 2024 and 2025, we did not transfer any cash to any of our PRC subsidiaries except for the cash transfers within us connection with the paid-in capital in our PRC subsidiaries, including the contribution of $1,008,768 by HK Yisheng to Beijing Yisheng’s paid-in capital during the fiscal year ended March 31, 2024.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Based on the assessment, our management has concluded that our internal control over financial reporting was not entirely effective as of March 31, 2025. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate such deficiencies, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Research and development team and activities” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2024 to March 31, 2025 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements (“CFS”) have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these CFS requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the CFS prospectively from the date of change in estimates.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

While our significant accounting policies are described in more detail in Note 3 to the audited CFS appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Impairment of Long-lived Assets

LakeShore Biopharma reviews long-lived assets, including definitive-lived intangible assets and property, plant and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, LakeShore Biopharma assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If LakeShore Biopharma identifies an impairment, LakeShore Biopharma reduces the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in general and administrative expenses in the consolidated statements of operations. LakeShore Biopharma uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. Impairment was recorded in impairment loss on inventory, property, plant and equipment and other assets on the consolidated statements of operations and comprehensive loss. We recorded RMB36,715,041 ($5,114,798) and RMB157,415,875 impairment loss on inventory, property, plant and equipment and other assets during the years ended March 31, 2025 and 2024, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report. Our board of directors is comprised of seven directors.

Name	Age	Position
Pierson Yue Pan	43	Director and Chairperson of the Board
Xu Wang	54	Director and Chief Executive Officer
Dr. Hui Shao	57	Director, President, Chief Business Officer and Vice Chairman of the Board
Rachel Yu	50	Director and Chief Financial Officer
Adam Zhao	57	Director
Thomas Xue	52	Director
Chunyang Shao	61	Director
Dr. Yuan Liu	39	Head of Vaccine Research
Zhiyuan Ran	46	Head of Marketing and Sales
Dr. Honggang Teng	52	Head of Production and Quality Management

Mr. Pierson Yue Pan has served as our director and chairperson of the board of directors since May 2025. He served as a member of the Board from February 2024 to May 2024. Mr. Pan is a senior executive with nearly 20 years of senior management experience and a strong track record of business success. He currently serves as the Deputy President and previously served as the Vice President at Monument Pacific Development Corp. since 2018, in charge of both its healthcare investment and real estate development business in California, the U.S. Prior to that, Mr. Pan worked as the Vice President of Business Development at Propriis, a real estate development company, from 2012 to 2018. From 2004 to 2011, he served as the General Manager of the African Market Division at China Civil Engineering Construction Company, a Fortune Global 500 enterprise. Mr. Pan holds an MBA from the University of California, Berkeley’s Hass School of Business and a bachelor’s degree in business administration from Shanghai University.

Mr. Xu Wang has served as our chief operation officer from June 2024 to September 2024 and as our director and chief executive officer since September 2024. Mr. Wang has over twenty years of senior management and strong operational experience from a number of major pharmaceutical manufacturers, including GSK, Takeda, and others. Mr. Wang has served as the general manager at Xiamen Innovax Biotech Co., Ltd., where he led the production capacity expansion of HPV vaccine, since 2021. Prior to that, Mr. Wang worked at Takeda Pharmaceuticals from 2012 to 2020, where he managed its commercial-scale facilities in Guangzhou China and Singen Germany. From 2001 to 2012, Mr. Wang worked at Shanghai GSK Biologics. Mr. Wang was recognized as a Fujian Province Class A Talent and was a NMPA GMP Instructor. Mr. Wang obtained his Master of Science in Microbiology and a Bachelor of Science degree in Microbiology from Fudan University in 1998 and 1995, respectively.

Dr. Hui Shao has served as our director and chief executive officer since December 2020 is currently serving as our director, president, chief business officer and vice chairman of the board. Dr. Shao served as the director, president and chief executive officer of Yisheng Biopharma from February 2018 to December 2020, and prior to that, as the chief financial officer and global business head of the same company since October 2010. Dr. Shao served as the senior vice president of finance and then the chief financial officer of Aoxing Pharmaceutical Company, Inc. from January 2007 to October 2010, where he was responsible for preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations. From 2005 to 2007, Dr. Shao was a senior biotechnology analyst at Kamunting Street Capital Management in New York. From 2003 to 2005, Dr. Shao was a healthcare analyst at Mehta Partners in New York. Prior to that, Dr. Shao had spent five years as a principal scientist at Roche Pharmaceuticals, USA. Dr. Shao received his bachelor’s degree in chemistry from University of Science & Technology of China in 1991, his Ph.D. degree in bioorganic chemistry from University of California, San Diego in 1996, and an M.B.A. degree in finance and accounting from Stern School of Business, New York University in 2003. Dr. Shao is a chartered financial analyst (CFA) and AICPA holder in the State of Washington, the United States.

Ms. Rachel Yu has served as our director since December 2023 and our interim chief financial officer from June 2024 to September 2024 and has served as our chief financial officer since September 2024. Ms. Yu is a partner at Oceanpine Capital’s healthcare practice since May 2021, where she is responsible for formulating the overall investment strategies in the healthcare sector and taking day-to-day principal leadership responsibility in financial and operational management of financial team, investment team and portfolio companies. Prior to that, she was a partner at China Renaissance Group, where she worked from 2014 to 2021 and took the principal responsibility in deal sourcing, and conducting due diligence on investment targets, including financial and operational data, financial models and valuation and compliance. From 2012 to 2014, Ms. Yu served as vice president/head of China healthcare research at Gerson Lehman Group. Prior to that, Ms. Yu worked as an equity analyst at Maxim Group, Rodman & Renshaw, and Deutsche Bank Securities. Ms. Yu received her BSc from Guangdong Pharmaceutical University, her MSc from The University of Missouri School of Medicine, and her MBA from the University of Chicago Booth School of Business with concentrations in finance, accounting and entrepreneurship.

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

Ms. Zhiyuan Ran joined the company in January 2020 and has served as the Head of Marketing and Sales since November 2024, assuming full responsibility for the strategic planning and operational management of the marketing and sales department. Prior to joining the company, Ms. Ran held positions at renowned domestic and international pharmaceutical enterprises, including Sanofi, GlaxoSmithKline, and Watson Biologics, where she specialized in the promotion of various vaccines such as rabies vaccine, influenza vaccine, hepatitis A vaccine, hepatitis B (adult formulation) vaccine, Hib vaccine, and others. Leveraging her extensive expertise in vaccine products and years of experience in sales and marketing, Ms. Ran spearheaded the development of the company’s omni-channel market strategy and the optimization of business processes by focusing on the construction of a robust marketing system and driving business growth. Ms. Ran earned her Master’s degree in Public Health from the Chinese Center for Disease Control and Prevention in 2016 and her Bachelor’s degree in Microbial Pharmacy from Shenyang Pharmaceutical University in 2002.

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

In the fiscal year ended March 31, 2025, we paid RMB9.6 million and RMB0.9 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively, and we did not pay any cash compensation to our non-executive directors except for independent directors. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiaries in the PRC are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

Share Incentive Plans

2020 Share Incentive Plan

On December 31, 2020, LakeShore Group’s board of directors adopted the 2020 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with LakeShore Group. Pursuant to such plan, LakeShore Group can grant awards to directors, employees and consultants of LakeShore Group with rights to subscribe for up to 875,000 underlying ordinary shares of LakeShore Biopharma. As of the date of this report, (1) 457,298 shares as RSU incentive shares have been fully vested and issued to the respective directors and employees of LakeShore Group, and (2) 417,702 shares are reserved but not issued, among which, options to subscribe for 347,155 ordinary shares of LakeShore Biopharma are granted to certain senior management and employees of LakeShore Group but not exercised, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024.

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

The 2024 Share Incentive Plan

On May 21, 2024, our board of directors adopted the 2024 Share Incentive Plan for the purpose of granting share-based awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. The 2024 Share Incentive Plan was also approved by our shareholders at an extraordinary general meeting held on May 21, 2024. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan is initially 571,306 ordinary shares, plus an annual increase on the first day of each fiscal year of the Company during the term of this plan commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of ordinary shares as may be determined by the Board, provided that the numbers shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. Giving retroactive effect of Share Consolidation in October 2024.

Amended 2024 Share Incentive Plan

The 2024 Share Incentive Plan was amended in March 2025, as approved and authorized by our board of directors. To reflect the share consolidation effective on October 1, 2024, and the early utilization of the ordinary shares reserved for issuance under the 2024 Share Plan pursuant to the Evergreen Provision, the 2024 Award Pool under the Amended 2024 Share Incentive Plan was adjusted to 2,479,385 ordinary shares, par value US$0.0002 per share. The remainder of the Amended 2024 Share Incentive Plan remains the same as the 2024 Share Incentive Plan. As of the date of this report, (1) 750,000 shares as RSU incentive shares have been fully vested and issued to the respective directors and employees of LakeShore Group, and (2) 597,617 shares are reserved but not issued or outstanding, among which, options to subscribe for 101,732 ordinary shares of LakeShore Biopharma are granted to certain senior management of LakeShore Group but not exercised, (3) 956,938 shares are not reserved.

The following summarizes the material terms of the Amended 2024 Share Incentive Plan:

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

The following table summarizes, as of June 30, 2025, the number of ordinary shares underlying outstanding options, restricted share units and other equity awards that we granted to our directors and executive officers.

Name of Grantee	Ordinary Shares Underlying Equity Awards Granted	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Dr. Yuan Liu	2,382	40.724 – 82.760	December 31, 2020	the 10th anniversary of the Grant Date
Ms. Zhiyuan Ran	140	40.724	December 31, 2020	the 10th anniversary of the Grant Date
Ms. Rachel Yu	203,464	1.225	December 13, 2024	the 10th anniversary of the Grant Date
Mr. Xu Wang	203,464	1.225	December 13, 2024	the 10th anniversary of the Grant Date
Dr. Honggang Teng	102,692	1.225 – 82.760	December 31, 2020; April 01, 2025	the 10th anniversary of the Grant Date

Notes:

(1)	“*” denotes less than 1.3% of our total outstanding ordinary shares.

As of June 30, 2025, our employees other than our directors and executive officers as a group held 343,677 ordinary shares underlying outstanding options, restricted share units and other equity awards. The exercise price of the options we granted ranges from $21.956 to $82.760 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. Of these seven directors, three are independent. The Articles provide that the minimum number of directors shall be three unless otherwise determined by our company in general meeting. A director is not required to hold any of our shares by way of qualification. A director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (1) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and subject to the Nasdaq rules and disqualification by the chairperson of the relevant Board meeting, such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all of our powers to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and issue debentures or other securities whether outright or as security for our obligation or of any third party. None of our non-employee director has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee

The compensation committee consists of Ms. Rachel Yu, Mr. Pierson Yue Pan and Dr. Hui Shao. Ms. Rachel Yu is the chairperson of the compensation committee.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Ms. Rachel Yu, Mr. Pierson Yue Pan and Dr. Hui Shao. Ms. Rachel Yu is the chairperson of the nominating and corporate governance committee.

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

As of March 31, 2025, we had 573 full-time employees. The following table sets forth the number of our full-time employees by function as of March 31, 2025.

	Number	%
Research and development	112	19.5
General and administrative	89	15.5
Manufacturing	328	57.3
Sales, marketing and patient services	44	7.7
Total	573	100.0

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

We believe we maintain a good working relationship with our employees and we had not experienced any labor disputes that may materially adverse our business, operations and financial conditions or any difficulty in recruiting staff for our operations in the three fiscal years ended March 31, 2025 and up to the date of this Annual Report.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2025 by:

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

The beneficial ownership percentages set forth in the table below have been determined based on 41,212,693 ordinary shares issued and outstanding as of June 30, 2025.

	Number	%
Directors and Executive Officers(1):
Pierson Yue Pan	-	-
Xu Wang	-	-
Rachel Yu	-	-
Dr. Hui Shao(2)	313,638	0.8
Adam Zhao	-	-
Thomas Xue	-	-
Chunyang Shao	-	-
Dr. Zenaida Reynoso Mojares	-	-
Dr. Yuan Liu	-	-
Zhiyuan Ran	-	-
Dr. Honggang Teng	-	-
All executive officers and directors as a group	313,638	0.8
Principal Shareholders:
Crystal Peak Investment Inc.(3)	21,021,332	51.0
Fung Ching Wong / Apex Prospect Limited(4)	9,836,010	23.9
Yi Zhang and his affiliated entities(5)	4,908,919	11.9

Notes:

(1)	The business address of our directors and executive officers is Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC.

(2)	Represents (1) 180,278 ordinary shares held by Mountainview Investment Holdings LLC, a limited liability company incorporated under the laws of the State of Delaware and wholly-controlled by Mr. Hui Shao; and (2) 133,360 ordinary shares directly held by Mr. Hui Shao. The business address of Mountainview Investment Holdings LLC is 8 The Green, Suite B, Dover, Delaware 19901, USA.

(3)	Represents 21,021,332 ordinary shares owned by Crystal Peak Investments Inc (“Crystal Peak”). Ms. Huaqin Xue (“Ms. Xue”) currently exercises voting and dispositive control over these ordinary shares. Crystal Peak and Ms. Xue may each be deemed to have shared voting and dispositive power over all of these shares. Information set forth above is based upon Ms. Xue’s Schedule 13D filed with the SEC on July 22, 2025. The principal business address of Crystal is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(4)	Represents 9,836,010 ordinary shares owned by Apex Prospect Limited (“Apex”). Ms. Fung Ching Wong (“Ms. Wong”) currently exercises voting and dispositive control over these ordinary shares. Apex and Ms. Wong may each be deemed to have shared voting and dispositive power over all of these shares. Information set forth above is based upon Ms. Wong’s Schedule 13D filed with the SEC on February 14, 2024, as amended on July 15, 2025. The principal business address of Apex is Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands.

(5)	Represents (1) 3,897,200 ordinary shares held by All Brilliance Investments Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Mr. Yi Zhang; (2) 457,150 ordinary shares held by Hopeful World Company Limited, a limited liability company incorporated under the laws of British Virgin Islands and being wholly-controlled by Ms. Rui Mi, the spouse of Mr. Yi Zhang; (3) 243,575 ordinary shares held by Acton Town International Limited, a limited liability company incorporated under the laws of British Virgin Islands and being held wholly-controlled by Ms. Nan Zhang, a daughter of Mr. Yi Zhang; (4) 243,575 ordinary shares held by Apex Pride Global Limited, a limited liability company incorporated under the laws of British Virgin Islands and wholly-controlled by Ms. Xu Zhang, a daughter of Mr. Yi Zhang; (5) 62,919 ordinary shares directly held by Mr. Yi Zhang; (6) 1,334 ordinary shares directly held by Ms. Nan Zhang; and (7) 3,166 ordinary shares directly held by Ms. Xu Zhang. Mr. Yi Zhang and his aforementioned affiliates have entered into an acting-in-concert agreement to act in concert with Mr. Yi Zhang. Information set forth above is based upon Mr. Yi Zhang and his affiliated entities’ Amendment No.1 to Schedule 13D filed with the SEC on February 16, 2024. The principal business addresses of All Brilliance Investments Limited and Hopeful World Company Limited are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business addresses of Acton Town International and Apex Pride Global Limited are Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Related Party Transactions

In July 2023, LakeShore Group spent US$20,000 to purchase a vehicle from Rui Mi, spouse of Mr. Yi Zhang that was subsequently purchased back by Rui Mi in March 2024.

In fiscal year 2025, LakeShore Group purchased service and property, plant and equipment of RMB0.3 million and RMB0.1 million from Beijing Yisheng Xingye Technology Co., Ltd. As of March 31, 2025, LakeShore Group has repaid it fully.

In fiscal year 2025, LakeShore Group purchased service of RMB1.8 million from HaiSong Zhiyuan (Beijing) Management Consulting Co., Ltd. As of March 31, 2025, the balance of the accrued expenses and other liabilities was RMB0.7 million.

In fiscal 2025, LakeShore Group borrowed RMB3.6 million with interest at 5.0% from Apex Prospect Limited, accrued interest RMB0.01 million. As of March 31, 2025, the balance of bank loans and other borrowings - current and accrued expenses and other liabilities were RMB3.6 million and RMB0.01 million.

In fiscal year 2025, LakeShore Group borrowed RMB311.4 million with interest at 5.0% from Beijing Huarui Jingkai Real Estate Co., Ltd, which has accrued interest of RMB7.6 million. LakeShore Group has paid RMB4.1 million. As of March 31, 2025, the balance of the bank loans and other borrowing – current and accrued expenses and other liabilities were RMB311.4 million and RMB3.5 million, respectively.

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

The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association, hereinafter referred to as the “Articles”, and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General

Holders of ordinary shares have the same rights. All of the ordinary shares are fully paid and non-assessable. Our Shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our board of directors. The Articles provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

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

Warrants

Upon the consummation of the Business Combination, each Warrant outstanding immediately prior had ceased to be a warrant with respect to Summit Public Shares and was assumed by LakeShore Biopharma and converted into a LakeShore Biopharma Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. After the merger with Summit, the Company accounted for the 10,750,000 public warrants as equity and 6,000,000 private warrants as liabilities. LakeShore Biopharma completed a 1-for-10 reverse stock split in October 2024, each warrant became exercisable for 0.1 share of common stock.

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

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second memorandum and articles of association provides that our directors and officers and the personal representatives of the same shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere, provided that the indemnity shall not extend to any matter in respect of any willful default, fraud or dishonesty which may attach to any of said persons.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

Financing Lease Agreements with Zhonghao Financial Leasing (Tianjin) Co., Ltd.

On April 1, 2025, the Company has, through its subsidiary, Liaoning Yisheng Biopharma Co., Ltd. (the “Lessee”), entered into two financing lease agreements (the “Financing Lease Agreements”) with Zhonghao Financial Leasing (Tianjin) Co., Ltd. (the “Lessor”). Pursuant to the Financing Lease Agreements, (1) the Lessee transferred ownership of certain self-owned assets (the “Leased Assets”) to the Lessor for a total consideration of RMB110 million (the “Lease Principal”), covering RMB80 million and RMB30 million under the two agreements, respectively, and (2) concurrently leased back the Leased Assets from the Lessor for continued operational use. The lease term concludes on March 31, 2026 (the “Maturity Date”), with interest accruing at an annual rate of 5% on the Lease Principal (the “Lease Interest”). The total outstanding Lease Principal and accrued Lease Interest are payable in full as a single lump-sum payment on the Maturity Date. Upon the Maturity Date, the Lessee retains the right to repurchase the Leased Assets at a nominal price of RMB100, provided that (i) the Lessee has not defaulted under the Financing Lease Agreements and (ii) all payment obligations have been satisfied in full. The Financing Lease Agreement are filed as Exhibits 4.6.1 and 4.6.2 to this Annual Report.

Share and Warrant Purchase Agreement with Crystal Peak Investment Inc.

On July 8, 2025, the Company entered into a Share and Warrant Purchase Agreement (the “Purchase Agreement”) with Crystal Peak Investment Inc. (“Crystal Peak”), a private limited liability company incorporated under the laws of the British Virgin Islands. Pursuant to the agreement, the Company issued and sold 16,987,542 ordinary shares, each with a par value of US$0.0002, at a price of US$0.883 per share, together with 16,987,542 warrants. Each warrant entitles Crystal to purchase one ordinary share at an exercise price of US$1.079 at any time during a 36-month period, in a private placement totaling US$15 million. Additionally, 4,033,790 ordinary shares were issued on July 11, 2025, following the fully cashless exercise of warrants. The Share and Warrant Purchase Agreement is filed as Exhibit 4.3 to this Annual Report.

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

The Tax Concessions Law
Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (As Revised) of the Cayman Islands, the Cabinet Office undertakes with us

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

Based on our income, assets, and operations and our subsidiaries, we do not believe we were a PFIC in the taxable year ended March 31, 2025, although there can be no assurance that the IRS or a court will not challenge our position in this regard. Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the ordinary shares and how quickly we use liquid assets and cash may influence whether we or any of our subsidiaries is treated as PFIC. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year, and no opinion of counsel has or will be provided regarding the classification of us as a PFIC. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for the taxable year ending March 31, 2025 or going forward.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

A majority of our expenses are denominated in RMB and a significant portion of LakeShore Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by us in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

We maintain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for our accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 ($69,655) for one bank. However, we believe the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and we believe that those Chinese banks that hold our cash are financially sound based on publicly available information.

Concentration and political risks

Currently, we have significant operations in the PRC. Accordingly, our business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. Our results may be adversely affected by changes in governmental policies in laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Although we have not experienced losses from these situations and believe that it is in compliance with existing laws, this may not be indicative of future results

Interest rate risk

Fluctuations in interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. We have not used any derivative financial instruments to manage our interest risk exposure.

Research and Development, Patents and Licenses

For information about our proprietary intellectual properties and our research and development policies, see “Item 4. Information on the Company—B. Business Overview.”

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective because of the material weaknesses in our ICFR described below. However, we believe that the CFS included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Based on the assessment, our management has concluded that our internal control over financial reporting was not entirely effective as of March 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our annual or interim CFS will not be prevented or detected on a timely basis.

2024 Material Weaknesses and Remedial Measures

We had previously identified certain material weaknesses in our internal control over financial reporting as of March 31, 2024, which were: 1) an ineffective internal control environment – certain “tone at the top” issues had resulted in extended delay in the implementation of critical entity level controls and process level controls across our operating entities; 2) insufficient accounting and finance personnel to effectively manage our pertinent operating, accounting and financial reporting risks, and design and implement policies and procedures to mitigate the related fraud risks; 3) a lack of qualified personnel in the accounting and financial reporting process who are knowledgeable of U.S. GAAP and pertinent SEC reporting requirements; and 4) a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements.

During the fiscal year of 2025, under the oversight of the Board, our management implemented the following remedial actions to enhance the internal control framework, including:

1)	We established a new management team. Under the leadership of our management team, an authorization management system has been established and implemented, while the online approval system is continuously improved.

2)	We recruited experienced financial management personnel to further improve the financial management team. We also reinforced the integrated management, including business planning, comprehensive budgeting, monthly business analysis and performance management.

3)	Our management provided ongoing training and oversight to ensure the execution of internal control. Additionally, regular cross-departmental meetings were organized to facilitate a better understanding of business processes and potential risks and to ensure the accuracy of financial reporting.

2025 Material Weaknesses and Remedial Measures

Despite the progress discussed above, two material weaknesses in our internal control over financial reporting are not yet fully addressed as of March 31, 2025, which were: 1) a lack of sufficient qualified personnel in the accounting and financial reporting process who are knowledgeable of U.S. GAAP and pertinent SEC reporting requirements; and 2) a lack of policies and procedures to ensure timely account reconciliation and analysis, review and detection of errors or inaccuracies in the consolidated financial statements; and to enable adequate and sufficient disclosure in compliance with SEC reporting requirements.

To continue to remediate these two identified material weaknesses, we are implementing a number of measures, including: (1) hiring additional accounting and financial personnels with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, (2) organizing regular training on U.S. GAAP and SEC reporting requirements in regularly organized training for accounting department, (3) developing a U.S. GAAP accounting policies and procedures manual, which will be regularly maintained, reviewed and updated in accordance with the latest U.S. GAAP accounting standards, and (4) enhancing policies, procedures, and documentation of period-end closing activities to ensure completeness and accuracy in financial reporting.

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

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of March 31, 2025.

Changes in Internal Control over Financial Reporting

Other than the remedial actions taken above for identified material weaknesses, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materailly affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton Zhitong Certified Public Accountants LLP for the fiscal year ended March 31, 2025. We did not pay any other fees to our auditors during the periods indicated below.

	Fiscal Year Ended March 31,
	2024	2025
	RMB	RMB	US$
Audit fees(1)	-	3,420,000	476,443
Audit-related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total	-	3,420,000	476,443

Note:

(1)	Audit fees are for the audit of our CFS and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. The audit fees included fees for the audited financial statements included in our annual report on Form 20-F.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 12, 2024, the audit committee of the board of directors (the “Audit Committee”) approved the dismissal of Wei, Wei & Co., LLP (“WW&C”) as our independent registered public accounting firm, effective November 12, 2024, and the appointment of Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) as our new independent registered public accounting firm for the fiscal year ending March 31, 2025. Grant Thornton was formally engaged on November 12, 2024.

The reports of WW&C on our consolidated financial statements as of March 31, 2024 and 2023, and for each of the years in the three-year period ended March 31, 2024, contained no adverse opinion or disclaimer of opinion and were not qualified except for the inclusion of an emphasis of our going concern uncertainty.

During the fiscal years ended March 31, 2024 and 2023, and the subsequent period through November 12, 2024, there were (i) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and WW&C on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WW&C, would have caused WW&C to make reference to the subject matter of the disagreement in WW&C’s reports on our consolidated financial statements for such years, and (ii) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

We provided WW&C with a copy of the disclosures we made in the current report on Form 6-K filed on November 12, 2024, and requested that WW&C furnish us with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not WW&C agrees with the disclosures made therein and, if not, stating the respects in which WW&C does not agree. A copy of WW&C’s letter to the SEC, dated November 12, 2024, is incorporated by reference herein as Exhibit 16.1 to this annual report.

During the fiscal years ended March 31, 2024 and 2023, and the subsequent period through November 12, 2024, neither the Company nor anyone on its behalf consulted with Grant Thornton regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Grant Thornton concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions), or (iv) any reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

We have elected to follow home country practice in lieu of the requirements that:

●	the board of directors be comprised of a majority of independent directors under Nasdaq Rule 5605(b)(1);

●	independent directors must have regularly scheduled meetings at which only independent directors are present under Nasdaq Rule 5605(b)(2);

●	the compensation committee be comprised solely of independent directors under Nasdaq Rule 5605(d)(2)(A);

●	director nominees be selected or recommended for the board’s selection by a nominating committee comprised solely of independent directors under Nasdaq Rule 5605(e)(1);

●	an annual meeting of shareholders be held no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a);

●	shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Rule 5635(b); and

●	Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exemptions under Nasdaq Rule 5635(c).

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Registrant are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect (incorporated by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-41598) furnished by the Registrant on September 27, 2024)
2.1	Description of Securities Registered under Section 12 of the U.S. Exchange Act (incorporated by reference to Exhibit 2.1 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
2.2	Registrant’s Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
2.3	Registrant’s Specimen Warrant Certificate (incorporated by reference to Exhibit 2.3 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
2.4(1)	Warrant Agreement, dated as of June 8, 2021, between SPAC and Continental Stock Transfer & Trust Company
2.5(2)	Warrant Assignment Agreement, dated as of September 29, 2022, by and among the Registrant, SPAC and Continental Stock Transfer & Trust Company
4.1+	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
4.2(3)	Form of Indemnification Agreement between the Registrant and its directors and executive officers
4.3*	Share and Warrant Purchase Agreement, dated as of July 8, 2025, between the Registrant and Crystal Peak Investment Inc.
4.4+	2020 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
4.5+	Amended 2024 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41598) furnished by the Registrant on March 12, 2025)
4.6.1*	Financing Lease Agreement, dated as of April 1, 2025, between Liaoning Yisheng and Zhonghao Financial Leasing (Tianjin) Co., Ltd.
4.6.2*	Financial Lease Agreement, dated as of April 1, 2025, between Liaoning Yisheng and Zhonghao Financial Leasing (Tianjin) Co., Ltd.
8.1*	List of Principal Subsidiaries
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
12.1*	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Wei, Wei & Co., LLP. — Independent Registered Public Accounting Firm
15.2*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP
15.3*	Consent of Jingtian & Gongcheng

15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1	Letter from Predecessor Auditor (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41598) filed by the Registrant on November 12, 2024)
97.1	Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-41598) filed by the Registrant on August 15, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report.

**	Furnished with this Annual Report.

+	Indicates management contract or compensatory plan or arrangement.

(1)	Previously filed on the SPAC’s Current Report on Form 8-K (File No. 001-40466), dated June 14, 2021 and incorporated herein by reference.

(2)	Previously filed on the SPAC’s Current Report on Form 8-K (File No. 001-40466), dated September 29, 2022 and incorporated herein by reference.

(3)	Previously filed on the Registrant’s Registration Statement on Form F-4 (File No. 333-269031), dated December 28, 2022 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LakeShore Biopharma Co., Ltd

	By:	/s/ Xu Wang
	Name:	Xu Wang
Date: July 31, 2025	Title:	Director and Chief Executive Officer

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

LakeShore Biopharma Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LakeShore Biopharma Co., Ltd (formerly YS Biopharma Co., Ltd.) and subsidiaries (the “Company”) as of March 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company incurred a net loss of RMB99.98 million (US$13.93 million) during the year ended March 31, 2025, and as of that date, the Company had an accumulated deficit of approximately RMB2.41 billion (US$335.39 million) and negative operating cash flow. These conditions, along with other matters including ongoing litigation as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ongoing Litigation

As described in Note 18, the Company has been involved in certain legal proceedings in the Cayman Islands and arbitration claims in China against Mr. Yi Zhang, the former chairperson of the Board. An unfavorable outcome in either or both lawsuits may have material adverse effects on the Company’s continuing operations, cash flows and liquidity, and financial position.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, where due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2024.

Shanghai, China

July 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LakeShore Biopharma Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LakeShore Biopharma Co., Ltd (formerly YS Biopharma Co., Ltd) and Subsidiaries (the “Company”) as of March 31, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit)/equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows from operations and had an accumulated deficit of approximately RMB 2.3 billion as of March 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We served as the Company’s auditor from 2022 to 2024.

Flushing, New York

August 15, 2024

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash	246,351,231	28,083,556	$3,912,340
Restricted cash	200,000	79,401,410	11,061,465
Accounts receivable	444,161,291	500,916,815	69,783,067
Advance to suppliers	1,662,739	1,687,964	235,151
Inventories	203,422,602	227,591,892	31,705,984
Prepaid expenses and other current assets	7,370,089	4,536,363	631,964
Total current assets	903,167,952	842,218,000	117,329,971
Non-current assets
Property, plant and equipment	473,348,006	413,501,445	57,605,172
Operating lease right-of-use assets	7,275,367	847,331	118,042
Deferred tax assets	23,634,189	27,946,500	3,893,247
Intangible assets	71,245,336	72,854,656	10,149,432
Other non-current assets	34,356,506	10,295,279	1,434,242
Total non-current assets	609,859,404	525,445,211	73,200,135
Total assets	1,513,027,356	1,367,663,211	$190,530,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans and other borrowings	318,540,732	390,440,095	$54,392,479
Accounts payable	67,774,798	49,551,779	6,903,093
Accrued expenses and other liabilities	408,737,969	382,847,958	53,334,812
Operating lease liabilities	5,156,540	457,012	63,667
Deferred government grants	2,015,693	1,455,678	202,792
Total current liabilities	802,225,732	824,752,522	114,896,843

Non-current liabilities
Bank loans and other borrowings	98,983,780	23,503,471	3,274,285
Operating lease liabilities	1,783,593	-	-
Deferred government grants	20,279,945	16,207,745	2,257,912
Warrants liability	4,548,004	3,444,842	479,903
Total non-current liabilities	125,595,322	43,156,058	6,012,100
Total liabilities	927,821,054	867,908,580	120,908,943

Shareholders’equity
Ordinary shares, par value US$0.0002 per share; 250,000,000 shares authorized; 19,022,795 and 20,766,531 shares issued and outstanding as of March 31, 2024 and 2025, respectively *	26,105	28,603	3,985
Additional paid-in capital	2,950,862,914	2,964,482,986	412,984,172
Accumulated deficit	(2,307,502,836)	(2,407,485,287)	(335,388,438)
Accumulated other comprehensive loss	(58,179,881)	(57,271,671)	(7,978,556)
Total shareholders’ equity	585,206,302	499,754,631	69,621,163
Total liabilities and shareholders’ equity	1,513,027,356	1,367,663,211	$190,530,106

*	Gives retroactive effect to the Share Consolidation in October 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Revenues	687,201,070	573,418,256	614,961,584	$85,670,723
Cost of revenues	153,360,262	117,688,301	107,772,147	15,013,812
Gross profit	533,840,808	455,729,955	507,189,437	70,656,911

Operating expenses:
Selling and marketing	272,927,356	301,259,528	281,429,426	39,206,128
General and administrative	72,939,790	140,086,062	128,967,761	17,966,588
Impairment loss on inventory, property, plant and equipment and other assets	8,655,487	157,415,875	36,715,041	5,114,798
Research and development	318,700,526	302,800,992	146,369,093	20,390,779
Total operating expenses	673,223,159	901,562,457	593,481,321	82,678,293

Loss from operations	(139,382,351)	(445,832,502)	(86,291,884)	(12,021,382)

Other income (expenses):
Late fees for taxes other than income tax	(3,603)	-	-	-
Late fees for social security insurance	(747,609)	(756,201)	(454,863)	(63,367)
Government grants	26,072,517	20,708,778	5,125,566	714,046
Financial expenses	(30,857,673)	(44,344,808)	(15,739,410)	(2,192,668)
Fair value changes of warrant liability	21,358	4,458,844	1,149,792	160,178
Other income(expense)	551,760	10,572,411	(4,718,525)	(657,341)
Total other income (expense)	(4,963,250)	(9,360,976)	(14,637,440)	(2,039,152)

Loss before income taxes	(144,345,601)	(455,193,478)	(100,929,324)	(14,060,534)

Income tax benefit(expense)	(1,133,504)	21,728,607	946,873	131,910

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	(13,928,624)
Accretion to redemption value of convertible redeemable preferred shares	(137,991,697)	-	-	-
Net loss attributable to LakeShore Group	(283,470,802)	(433,464,871)	(99,982,451)	$(13,928,624)

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	$(13,928,624)
Other comprehensive income (loss), net of tax: Foreign currency translation adjustment	(137,500,063)	(3,767,798)	908,210	126,523
Total comprehensive loss	(282,979,168)	(437,232,669)	(99,074,241)	$(13,802,101)

Loss per share*:
– Basic and Diluted	(23.55)	(40.54)	(5.22)	$(0.73)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	6,178,547	10,692,312	19,158,907	19,158,907

*	Gives retroactive effect to the Share Consolidation in October 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Years Ended March 31,
	Ordinary shares*		Additional paid-in		Accumulated other comprehensive	Total stockholders’
	Shares	Amount	capital	Deficit	income/(loss)	(deficit)/equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of March 31, 2022	6,182,788	7,978	808,502,018	(1,590,567,163)	83,087,979	(698,969,188)

Accretion to redemption value of convertible redeemable preferred shares	-	-	-	(137,991,697)	-	(137,991,697)
Net loss	-	-	-	(145,479,105)	-	(145,479,105)
Conversion of mezzanine equity	2,174,086	3,007	1,636,894,077		-	1,636,897,084
Share-based compensation	(14,375)	(20)	3,505,021	-	-	3,505,001
Issuance of common stock	963,320	1,332	216,376,861	-	-	216,378,193
Warrant from business combination	-	-	(8,870,007)	-	-	(8,870,007)
Additional paid-in capital from business combination	-	-	483,066	-	-	483,066
Foreign currency translation adjustment	-	-	-	-	(137,500,062)	(137,500,062)
Balance as of March 31, 2023	9,305,819	12,297	2,656,891,036	(1,874,037,965)	(54,412,083)	728,453,285

Net loss	-	-	-	(433,464,871)	-	(433,464,871)
Share-based compensation	190,000	270	9,789,416	-	-	9,789,686
Issuance of common stock	9,526,976	13,538	284,182,462	-	-	284,196,000
Foreign currency translation adjustment	-	-	-	-	(3,767,798)	(3,767,798)
Balance as of March 31, 2024	19,022,795	26,105	2,950,862,914	(2,307,502,836)	(58,179,881)	585,206,302

Issuance of common stock	-	-	-	-	-	-
Net loss	-	-	-	(99,982,451)	-	(99,982,451)
Share-based compensation	1,743,736	2,498	13,620,072			13,622,570
Foreign currency translation adjustment	-	-	-	-	908,210	908,210
Balance as of March 31, 2025(in RMB)	20,766,531	28,603	2,964,482,986	(2,407,485,287)	(57,271,671)	499,754,631

Balance as of March 31, 2025(in US$)	20,766,531	3,985	412,984,172	(335,388,438)	(7,978,556)	69,621,163

*	Gives retroactive effect to the Share Consolidation in October 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net loss	(145,479,105)	(433,464,871)	(99,982,451)	$(13,928,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes expense (benefit)	1,133,504	(21,728,608)	(4,312,310)	(600,751)
Depreciation of property, plant and equipment	29,735,024	35,373,927	29,733,103	4,142,139
Amortization of intangible assets	6,952,783	6,811,456	6,918,505	963,822
Loss on disposal of property, plant and equipment	-	13,135	9,777,030	1,362,045
Provision for impairment of property, plant and equipment	-	80,236,996	17,801,862	2,479,990
Provision for impairment of intangible assets	-	-	10,384,000	1,446,602
Provision for impairment of other non- current assets	-	-	5,638,970	785,569
Share-based compensation	3,505,001	9,789,686	13,557,214	1,888,665
Bad debt provision of accounts receivable	10,750,949	4,987,206	2,890,210	402,637
Write-down (reversal) of inventories to net realizable value	(723,583)	68,221,017	-	-
Non-cash lease expense	4,423,612	4,778,623	3,142,729	437,816
Fair value changes of warrant liability	(21,358)	(4,458,844)	(1,149,792)	(160,178)
Changes in operating assets and liabilities:
Inventories	(18,151,804)	(86,262,667)	(24,169,290)	(3,367,040)
Accounts receivable	(165,247,635)	13,903,295	(59,645,734)	(8,309,288)
Prepaid expenses and other current assets	8,992,573	(5,289,535)	7,468,933	1,040,502
Accounts payable	49,628,389	(12,664,691)	(18,223,019)	(2,538,661)
Accrued expenses and other liabilities	43,029,496	53,220,366	(10,902,919)	(1,518,896)
Deferred government grants	(6,447,010)	(3,606,570)	(4,632,215)	(645,317)
Operating lease liabilities	(4,550,232)	(5,089,524)	(5,276,553)	(735,080)
Net cash used in operating activities	(182,469,396)	(295,229,603)	(120,981,727)	(16,854,048)

Cash flows from investing activities:
Proceeds from disposal of property, plant and equipment	68,001	-	852,114	118,709
Purchases of property, plant and equipment	(52,758,124)	(44,250,714)	(12,708,614)	(1,770,446)
Purchases of intangible assets	(4,291,597)	-	(5,150,000)	(717,450)
Net cash used in investing activities	(56,981,720)	(44,250,714)	(17,006,500)	(2,369,187)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	284,196,000	-	-
Proceeds from business combination	252,457,329	-	-	-
Offering cost	(35,884,661)	-	-	-
Proceeds from bank loans and other borrowings	247,387,392	337,851,075	334,817,619	46,643,674
Repayment of bank loans and other borrowings	(146,510,134)	(416,785,723)	(338,398,565)	(47,142,538)
Net cash provided by (used in) financing activities	317,449,926	205,261,352	(3,580,946)	(498,864)

Effect of foreign exchange rate on cash	21,303,512	10,400,371	2,502,908	348,682
Net (decrease) increase in cash	99,302,322	(123,818,594)	(139,066,265)	(19,373,417)
Cash and restricted cash at the beginning of the year	271,067,503	370,369,825	246,551,231	34,347,222
Cash and restricted cash at the end of the year	370,369,825	246,551,231	107,484,966	$14,973,805

Supplemental disclosures of cash flow information:
Income taxes paid	-	-	3,365,438	468,841
Interest paid	27,289,057	30,131,238	23,222,931	$3,235,203

Non-cash transactions:
Accretion to redemption value of convertible redeemable preferred shares	137,991,697	-	-	$-
Operating right-of-use assets recognized for related operating lease liabilities	331,218	829,703	-	$-
Equity transaction from warrants	(8,870,007)	-	-	$-
Equity transaction from preferred shares	1,636,897,084	-	-	$-

The accompanying notes are an integral part of these consolidated financial statements.

LAKESHORE BIOPHARMA CO., LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2025 and 2024

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

LakeShore Biopharma Co., Ltd (“LakeShore Biopharma”), formerly known as YS Biopharma Co., Ltd. (with the name effective on May 23, 2024), was incorporated under the laws of the Cayman Islands as an exempted company with limited liability in November 2020. It owns six companies and their subsidiaries that were incorporated in the Cayman Islands, Singapore, Hong Kong, Philippines and the People’s Republic of China (“China” or the “PRC”) (collectively, the “Company” or “LakeShore Group”). LakeShore Group is principally engaged in the research, development, manufacturing and sale of vaccines and therapeutic biologics. It developed a PIKA immunomodulating technology platform and a series of product candidates targeting rabies, hepatitis B, influenza and other indications. It also produces and sells YSJA™ (依生君安™) rabies vaccine, the first aluminum-free lyophilized rabies vaccine launched in China.

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

On May 9, 2023, LakeShore Biopharma (Philippines) Inc. (“Philippines LakeShore”) was incorporated under the laws of Philippines as an entity owned by LakeShore Group. Philippines LakeShore was incorporated for the purpose of research, development, producing, wholesaling and commercializing pharmaceutical products, including vaccines and other biological products.

On April 5, 2024, LakeShore Tech Hong Kong Limited and LakeShore Bio Hong Kong Limited were incorporated as holding company under the laws of Hong Kong as entities owned by LakeShore Biopharma.

On April 19, 2024, Hu’an Yuanhang Technology (Beijing) Co., Ltd was incorporated for research and development, with name changed to Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd on July 11, 2024. On June 3, 2025, the name is changed from Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd to Hu’an Biotechnology (Beijing) Co., Ltd.

Below is LakeShore Group’s current legal entity structure:

As of March 31, 2025, LakeShore Group consists of the following legal entities:

Legal Entity	Nature of Operations	Date of Incorporation	Place of Incorporation
LakeShore Biopharma Co., Ltd. (“LakeShore Biopharma”)***	Holding Company	November 16, 2020	Cayman Islands
YishengBio (Hong Kong) Holdings Limited (“HK Yisheng”)	Holding Company	December 28, 2020	Hong Kong
LakeShore Biopharma (Singapore) Pte. Ltd. (“Singapore LakeShore”)**	Research and development of vaccines and therapeutic biologics	November 28, 2009	Singapore
Liaoning Yisheng Biopharma Co., Ltd. (“Liaoning Yisheng”)*	Research and development, manufacturing and commercialization of vaccines and therapeutic biologics	May 26, 1994	PRC
Beijing Yisheng Biotechnology Co., Ltd. (“Beijing Yisheng”)	Research and development of vaccines and therapeutic biologics	February 4, 2021	PRC
Hudson Biomedical Group Co., Ltd.	Purpose of effecting a merger	August 15, 2022	Cayman Islands
LakeShore Biopharma (Philippines) Inc. (“Philippines LakeShore”)	Researching, developing, producing, wholesaling and commercializing pharmaceutical products	May 9, 2023	Philippines
LakeShore Tech Hong Kong Limited	Holding Company	April 5, 2024	Hong Kong
LakeShore Bio Hong Kong Limited	Holding Company	April 5, 2024	Hong Kong
Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd	Research and development of vaccines and therapeutic biologics	April 19, 2024	PRC

*

Liaoning Yisheng was incorporated May 26, 1994, and acquired by LakeShore Group in fiscal 2005.

On March 26, 2024, Liaoning Yisheng Biopharma Co., Ltd. Beijing Branch (“Liaoning Yisheng Beijing Branch”) was incorporated for research and development, manufacturing and commercialization of vaccines and therapeutic biologics.

**

Singapore LakeShore was incorporated November 28, 2009, and acquired by LakeShore Group in fiscal 2011.

Singapore LakeShore was formerly known as Yisheng Biopharma (Singapore) Pte. Ltd. with the name effective on July 22, 2024.

***	LakeShore Biopharma, formerly known as YS Biopharma Co., Ltd, with the name effective on May 23, 2024.

NOTE 2 –GOING CONCERN UNCERTAINTY

As reflected in the accompanying consolidated financial statements (“CFS”), the Company reported net loss of RMB145,479,105, RMB433,464,871 and RMB99,982,451 for the years ended March 31, 2023, 2024 and 2025, respectively. In addition, the Company had negative cash flows from operations in each of the years during the three-year period ended March 31, 2025, and reported accumulated deficit of RMB2,307,502,836 and RMB2,407,485,287 as of March 31, 2024 and 2025.

In assessing its liquidity, management monitors and analyzes the Company’s cash flow requirements, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. As of March 31, 2025, the Company had cash of approximately RMB107.5 million (US$15.0 million). As of March 31, 2025, the Company had outstanding bank loans and other borrowings of approximately RMB413.9 million (US$57.7 million) from various financial institutions.

The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, and continuing to gain support from outside sources of financing. The Company believes that available loan facility and financial support from outside sources will be sufficient to support the Company to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months.

As further described in Note 18, the Company has been involved in certain legal proceedings in the Cayman Islands and arbitration claims in China against Mr. Yi Zhang, the former chairperson of the Board. An unfavorable outcome in either or both lawsuits may have material adverse effects on the Company’s continuing operations, cash flows and liquidity, and financial position. On May 30, 2024 and June 1, 2024, two entities controlled by Mr. Yi Zhang applied for property preservation to freeze LakeShore Group’s bank deposits, finished goods and property, plant and equipment.

The conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. The Company’s CFS were prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments related to the recoverability and classification of the recorded asset amounts and the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

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

Basis of Consolidation

The CFS include the financial statements of LakeShore Group and its wholly-owned subsidiaries. All significant intercompany transactions and balances were eliminated in consolidation. The CFS were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value (“FV”). The functional currency of LakeShore Biopharma and its Hong Kong subsidiary, Cayman Islands subsidiary is the United States dollars (“US$”). The functional currency of LakeShore Biopharma’s Singapore subsidiary is the Singapore dollars (“S$”). The functional currency of LakeShore Biopharma’s Philippines subsidiary is the Philippines peso (“PHP”). The functional currency of HK Yisheng’s PRC subsidiaries is the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board, ASC 830, Foreign Currency Matters (“ASC 830”). LakeShore Group uses the RMB as its reporting currency.

Share Consolidation

On September 27, 2024, LakeShore Group's shareholders approved the resolution to consolidate every ten shares, par value of US$0.00002 each (whether issued or unissued), into one ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of LakeShore shall be changed from US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each to US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each. The Share Consolidation has been effective since October 1, 2024. Proportionate adjustments were also made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as applicable, as well as to the number of shares issuable under the Company's equity incentive plans and certain existing agreements. All shares of the Company's common stock, per-share data and related information included in the accompanying consolidated financial statements have been retroactively adjusted as though the Share Consolidation had been effected prior to all periods presented.

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

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The following table outlines the currency exchange rates used in preparing LakeShore Group’s CFS:

	As of March 31,		Years Ended March 31,
	2024	2025	2023	2024	2025
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1US$	7.0950	7.1782	6.6100	6.9834	7.1366
RMB:1S$	5.2762	5.3631	4.9346	5.2261	5.3197
RMB:1PHP	0.1286	0.1268	NA	0.1275	0.1277

Convenience translation

Amounts in US$ are presented for the convenience of the reader and translated at US$1.00 to RMB7.1782, representing the central parity rate release of the People’s Bank of China on March 31, 2025. No representation is made that the RMB amounts could have been, or converted, realized or settled into US$ at such rate.

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

Upon adoption of ASC 326, LakeShore Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc. LakeShore Group assesses collectability by reviewing receivables on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, LakeShore Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect LakeShore Group’s ability to collect from customers. Bad debts are written off as incurred.

Advance to Suppliers

Advance to suppliers are amounts advanced to vendors or suppliers for providing raw materials to LakeShore Group. The suppliers usually require advance payments when LakeShore Group orders materials and the advance will be utilized to offset LakeShore Group’s actual payment obligations. These amounts advanced are unsecured, non-interest bearing and generally short term in nature. LakeShore Group reviews its advance to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. LakeShore Group recorded RMB2,724,906 and nil allowance against its advance to suppliers as of March 31, 2024 and 2025.

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

Adjustments are recorded to write down the cost of inventory based on evaluation of, among other things, the expiration date of raw materials and the estimate of future usage, and the likelihood of receiving approval from the CDC (centers for food and drug control) to sell the finished goods . Write-downs are recorded as impairment loss on inventory in the consolidated statements of operations and comprehensive loss. Write-off of inventories during the production process due to damage or destruction are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.

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

Category	Estimated useful life
Plant and buildings	6-20 years
Machinery and equipment	5-10 years
Electronic equipment	3-10 years
Office equipment and furniture	3-7 years
Motor vehicles	4-5 years
Leasehold improvements	Lesser of the lease term or life of assets

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

Management believes that LakeShore Group’s IPR&D Technologies -PlKA Therapeutic Hepatitis B Vaccines that acquired by LakeShore Group is an intangible asset with an indefinite useful life because the IPR&D is technologies.

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

Impairment of Long-lived Assets

LakeShore Group reviews long-lived assets, including definitive-lived intangible assets and property, plant and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, LakeShore Group assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If LakeShore Group identifies an impairment, LakeShore Group reduces the carrying amount of the asset group to its estimated FV based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized as impairment loss in the consolidated statements of operations. LakeShore Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and they are no longer depreciated. Impairment was recorded in impairment loss on inventory, property, plant and equipment and other assets on the consolidated statements of operations and comprehensive loss.

Concentrations of Credit Risk and Significant Suppliers

Financial instruments that potentially subject LakeShore Group to concentration of credit risk consist of cash. LakeShore Group mitigates this risk by maintaining its cash with high quality, accredited financial institutions. As of March 31, 2025, LakeShore Group’s cash was deposited at more than two financial institutions and it did not have any foreign currency exchange contracts, option contracts or other hedging arrangements. LakeShore Group has not experienced any losses on its deposits of cash and does not believe that it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

LakeShore Group’s sales are made primarily to Centers for Disease Control and Prevention (“CDCs”) in China. LakeShore Group does not have a concentration of its revenue and accounts receivable with specific customers. As of March 31, 2025 and 2024, there was no customer which accounted for more than 10% of LakeShore Group’s accounts receivable balance. During the years ended March 31, 2025, 2024 and 2023, there were no customers that accounted for more than 10% of LakeShore Group’s net revenues.

Details of LakeShore Group’s top 5 vendors accounting for total purchases are as follows:

	Year Ended March 31, 2025
	(RMB)	(US$)
Vendor D	10,580,000	$1,473,907	16.6%
Vendor A	9,428,000	1,313,421	14.8%
Vendor C	7,383,664	1,028,623	11.6%
Vendor I	4,678,400	651,751	7.4%
Vendor B	3,218,850	448,420	5.1%
Total	35,288,914	$4,916,122	55.5%

	Year Ended March 31, 2024
	(RMB)	(US$)
Vendor D	36,567,150	$5,153,932	20.2%
Vendor I	19,635,180	2,767,467	10.8%
Vendor C	13,260,918	1,869,051	7.3%
Vendor E	10,090,875	1,422,252	5.6%
Vendor G	9,544,080	1,345,184	5.3%
Total	89,098,203	$12,557,886	49.2%

	Year Ended March 31, 2023
	(RMB)	(US$)
Vendor A	48,006,500	$6,986,117	37.9%
Vendor F	15,178,020	2,208,772	12.0%
Vendor G	10,053,600	1,463,044	7.9%
Vendor H	6,846,214	996,291	5.4%
Vendor C	4,746,530	690,736	3.7%
Total	84,830,864	$12,344,960	66.9%

Details of of LakeShore Group’s key vendors accounting for accounts payable are as follows:

	As of March 31, 2025
	(RMB)	(US$)
Vendor B	1,631,850	$227,334	3.3%
Vendor A	973,250	135,584	2.0%
Vendor D	624,500	87,000	1.3%
Total	3,229,600	$449,918	6.6%

	As of March 31, 2024
	(RMB)	(US$)
Vendor D	3,408,375	$480,391	5.0%
Total	3,408,375	$480,391	5.0%

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

The Company’s financial assets and liabilities consist principally of cash, accounts receivable, amounts due from related parties, and other current assets, short-term bank loans and other loans, accounts payable, warrant liabilities, accrued expenses and other current liabilities. The warrant liabilities are classified as Level 3 using a Binomial Option Pricing Model. As of March 31, 2025, the respective carrying values of financial assets and liabilities except for warrants liabilities approximated their fair values due to their short-term maturities.

LakeShore Group’s non-financial assets, such as property, plant and equipment would be measured at FV only if they were determined to be impaired.

Social Security Insurance

Employees of LakeShore Group’s subsidiaries that operate in the PRC are required to participate in a pension scheme operated by the local municipal government. According to the Social Insurance Law of the PRC (the “Social Security Insurance Law”) promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) that became effective on December 29, 2018, there are five basic types of social security insurance, which include: basic pension, basic medical, unemployment, work-related injury and maternity insurance (collectively known as “social security insurance”). Both employees and employers make contributions for the first three kinds of social security insurance; and only employers make contributions for the latter two kinds, which means the employers must pay all or a portion of the social security insurance premiums for their employees. If the LakeShore Group does not fully comply with the relevant requirements and does not make social insurance contributions in full to the social insurance scheme for the employees of PRC affiliated entities, the LakeShore Group will be required to make up the social insurance contributions as well as to pay late fees at 0.05% per day of the outstanding amount from the due date. If the LakeShore Group fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities could impose a fine of one to three times the outstanding amount and file applications to competent courts for compulsory enforcement of payment and deposit. No fine or compulsory enforcement had been imposed by relevant authorities in connection with the delayed payment of the social security insurance premiums by the LakeShore Group. As of March 31, 2025, 2024 and 2023, LakeShore Group’s recorded late fees of RMB11.1 million, RMB10.7 million and RMB9.9 million, respectively, for its liabilities related to social security insurance.

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

Government Grants

Government grants are primarily subsidies received from PRC governments for operating a business in their jurisdictions and in compliance with specific policies promoted by the government authorities. LakeShore Group’s PRC-based subsidiaries received specific subsidies and other subsidies from certain local governments. Specific subsidies are subsidies the local government has set certain conditions for the subsidies. Other subsidies are subsidies the local government has not set any conditions and are not tied to future trends or performance of LakeShore Group, receipt of such subsidy is not contingent upon any further actions or performance of LakeShore Group and the amounts do not have to be refunded under any circumstances. Specific subsidies are recorded as deferred government grants upon receipt and are recognized as government grants when the conditions are met. Other subsidies are recognized as government grants upon receipt as further performance by LakeShore Group is not required.

Government grants for R&D are recognized as government grants in the period when the conditions are met after the expenses are incurred. Government grants for property, plant and equipment are deferred and recognized as government grants in the same manner as the property, plant and equipment are depreciated.

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

Upon the consummation of the Business Combination, each Warrant outstanding immediately prior had ceased to be a warrant with respect to Summit Public Shares and was assumed by LakeShore Biopharma and converted into a LakeShore Biopharma Warrant entitling the holder thereof to purchase such number of Ordinary Share on a one-on-one basis. After the merger with Summit, the Company accounted for the 10,750,000 public warrants as equity and 6,000,000 private warrants as liabilities. LakeShore Biopharma completed a 1-for-10 reverse stock split in October 2024, each warrant became exercisable for 0.1 share of common stock.

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

The core principle underlying the revenue recognition ASC 606 is that LakeShore Group recognizes revenue to represent the transfer of vaccines to customers in an amount that reflects the consideration to which LakeShore Group expects to be entitled in such exchange. This requires LakeShore Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. LakeShore Group’s sales contracts of vaccines have one single performance obligation that is to sell vaccines to the customers. The sales contracts with customers do not involve variable considerations, such as discounts and rebates. And according to the historical operation, circumstance of discounts and rebates have never occurred. The customer pays after acceptance of the vaccines. According to ASC 606, the relevant revenue recognition is based on a point in time of customer acceptance confirmation.

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

General and Administrative Expenses

General and administrative expenses consist mainly of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

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

Other Income (Expenses)

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

Hong Kong. Under the Hong Kong tax laws, HK Yisheng is exempted from profit tax on its foreign-sourced income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore. The subsidiary incorporated in Singapore files separate income tax returns in Singapore and pays Singapore statutory income tax of 17%.

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

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from certain subsidiaries of LakeShore Biopharma with a functional currency other than RMB.

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

LakeShore Group maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for LakeShore Group’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 ($69,655) for one bank. However, LakeShore Group believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and LakeShore Group believes that those Chinese banks that hold LakeShore Group’s cash are financially sound based on public available information.

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

Recently Adopted Accounting Pronouncements

Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures: In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07 which requires incremental reportable segment disclosures. The new standard requires that a public entity disclose significant segment expenses, the title and position of the CODM, and how the CODM uses the reported measures in assessing performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. This ASU does not have a significant impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements

Income Taxes (Topic 740), Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses: In November 2024, the FASB issued ASU 2024-03 which requires disaggregated information about a public business entity’s expenses to provide more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales, SG&A, and research and development). In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU No. 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company’s management is evaluating the impact this guidance will have on its consolidated financial statements and disclosures.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are as follows:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Trade receivables	473,515,321	531,234,070	74,006,585
Allowance for expected credit losses	(29,354,030)	(30,317,255)	(4,223,518)
Accounts receivable	444,161,291	500,916,815	69,783,067

The allowance for expected credit losses reflects LakeShore Group’s best estimate of probable losses inherent in the accounts receivable balance. In determining the amount of the allowance for credit losses, LakeShore Group considers historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect LakeShore Group’s ability to collect from customers. Bad debts are written off as incurred. During the years ended March 31, 2023, 2024 and 2025, LakeShore Group’s accounts receivable had been written off of nil, nil,RMB1.9 million.

Below is an analysis of the movements in the allowance for expected credit losses:

	Year Ended March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Balance at beginning of the year	24,366,824	29,354,030	$4,089,330
Additions	4,987,206	2,890,210	402,638
Write off	-	(1,926,985)	(268,450)
Balance at end of the year	29,354,030	30,317,255	$4,223,518

NOTE 5 – INVENTORIES

LakeShore Group’s inventories consist of the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Raw materials	68,613,919	36,617,473	$5,101,205
Work in progress	49,083,445	58,114,028	8,095,905
Finished goods	153,879,476	163,931,228	22,837,374
Allowance for inventories	(68,154,238)	(31,070,837)	(4,328,500)
Inventories	203,422,602	227,591,892	$31,705,984

In fiscal 2025, the amount of RMB37.1 million allowance for inventories was written off. In fiscal 2024, allowance recognized on inventories amounted RMB63.4 million.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Cost
Construction in progress	255,113,837	287,877,212	$40,104,373
Plant and buildings	217,248,236	226,754,681	31,589,351
Machinery and equipment	255,507,522	182,259,864	25,390,748
Electronic equipment	10,335,481	10,727,340	1,494,433
Motor vehicles	3,081,506	1,909,049	265,951
Office equipment and furniture	42,870,071	21,215,986	2,955,614
Leasehold improvements	4,862,781	2,392,153	333,253
Total Cost	789,019,434	733,136,285	102,133,723
Less: accumulated depreciation	(205,542,536)	(191,704,086)	(26,706,429)
Less: asset impairment	(110,128,892)	(127,930,754)	(17,822,122)
Property, plant and equipment	473,348,006	413,501,445	$57,605,172

In fiscal 2014, based on an evaluation of the Company’s related production plan and the conditions of its property, plant and equipment, the Company recorded an asset impairment for approximately RMB29.9 million on those property, plant and equipment that could no longer be used for production.

In fiscal 2024, based on an evaluation of the Company’s production facilities for PIKA recombinant protein COVID-19 vaccine, the Company recorded an asset impairment of approximately RMB80.2 million on the related property, plant and equipment that could no longer be used for other vaccine production.

In fiscal 2025, based on an evaluation of the Company’s production facilities for PIKA recombinant protein COVID-19 vaccine, the Company recorded an asset impairment of approximately RMB17.8 million on the related property, plant and equipment that could no longer be used for other vaccine production.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current asset consist of the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Deposits (1)	4,043,044	3,283,017	$457,359
Staff advances (2)	174,810	300,000	41,793
Staff’s social security (3)	158,872	79,907	11,132
Value added tax recoverable (4)	1,598,117	768,500	107,060
Other receivables (5)	1,395,246	104,939	14,620
Total	7,370,089	4,536,363	$631,964

(1)	Deposits primarily are deposits to Zhongguancun Technology Leasing Co., Ltd for the loan.

(2)	Staff advances primarily are cash advances paid to employees in advance of their expected business travel or in connection with various expense incurred in the ordinary course of business, such as sales and marketing activities.

(3)	Staff social security primarily are the portion of the government mandated defined contribution plan that should be made by employees. But this portion should be paid to the government by LakeShore Group on behalf of the employees pursuant to PRC labor regulation. When LakeShore Group pays wages to employees, this portion should be deducted accordingly.

(4)	Value-added taxes (“VAT”) includes input tax on purchase and output tax on sales. VAT collected from customers relating to product sales and remitted to governmental authorities is presented on a net basis, and it is excluded from revenue. LakeShore Group is in a net VAT recoverable position when its input tax on purchase in the current year is greater than the output tax on sales. Such net amount can be deducted in the following years.

(5)	Other receivables primarily consist of prepayment to third parties, such as freight, water and electricity, and promotion fees.

NOTE 8 – INTANGIBLE ASSETS

LakeShore Group’s intangible assets are presented below:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Cost
Patents	79,608,000	98,519,825	$13,724,865
Licenses, software and laboratory information system	10,435,478	10,614,878	1,478,766
Land use rights	67,181,860	67,181,860	9,359,151
Total Cost	157,225,338	176,316,563	24,562,782
Less: accumulated amortization	(85,980,002)	(93,077,907)	(12,966,748)
Less: asset impairment	-	(10,384,000)	(1,446,602)
Intangible assets	71,245,336	72,854,656	$10,149,432

In fiscal 2025, based on an evaluation of the Company’s patent, the Company recorded an asset impairment of approximately RMB10.4 million (US$1.4 million) on the patent which was purchased long time ago.

NOTE 9 – BANK LOANS AND OTHER BORROWINGS

	As of March 31,			Maturity	Interest
	2024	2025	2025	Date	Rate
	(RMB)	(RMB)	(US$)
China Guangfa Bank Co., Ltd. Shenyang Branch (1)	18,357,574	-	-	2024/9/9	4.00%-4.50%
Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch (2)	44,983,415	38,428,803	5,353,543	2024/4/12-2025/11/7	4.00%
China CITIC Bank Shenyang Tiexi Branch (3）	12,388,064	-	-	2024/5/29	4.75%-5.00%
China Construction Bank Shenyang Heping Branch (4）	38,990,000	4,820,000	671,478	2024/7/24-2025/11/14	4.00%
China Construction Bank Shenyang Heping Branch (5）	712,400	-	-	2024/7/19	3.90%
Zhongguancun Technology Leasing Co., Ltd (6)	8,666,664	5,777,784	804,907	2025/11/7	5.00%
China CITIC Bank Shenyang Tiexi Branch (7)	1,400,000	5,503,290	766,667	2024/5/15-2025/11/15	4.55%
China CITIC Bank Shenyang Tiexi Branch (8)	900,000	3,618,982	504,163	2024/7/8-2026/1/18	4.55%
China CITIC Bank Shenyang Tiexi Branch (9)	880,000	3,503,099	488,019	2024/7/18-2026/1/18	4.55%
Industrial Bank Shenyang Branch (10)	29,776,670	-	-	2024/8/15-2024/9/17	4.00%
R-Bridge Healthcare Fund, LP (11)	118,354,060	-	-	2026/9/15	4.00%
Minsheng Bank Shenyang Huanghe Street Branch (12)	29,990,032	-	-	2024/7/7-2025/1/16	4.00%
CITIC Financial Leasing Co., Ltd (14)	13,141,853	13,797,406	1,922,126	2026/5/29	4.80%
Beijing Huarui Jingkai Real Estate Co., Ltd(15)	-	311,401,631	43,381,576	2025/12/31	5.00%
Apex Prospect Limited（16）	-	3,589,100	500,000	2026/2/17	5.00%
Bank loans and other borrowings due within one year	318,540,732	390,440,095	54,392,479

China Construction Bank Shenyang Heping Branch (4)	4,820,000	-	-	2025/10/15-2025/11/14	4.00%
Zhongguancun Technology Leasing Co., Ltd (6)	5,777,784	-	-	2025/11/7	5.00%
Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch (2)	38,428,802	-	-	2025/4/12-2025/11/7	4.00%
China CITIC Bank Shenyang Tiexi Branch (7)	5,503,290	-	-	2025/5/15-2025/11/15	4.55%
China CITIC Bank Shenyang Tiexi Branch (8)	3,618,982	-	-	2025/7/8-2026/1/18	4.55%
China CITIC Bank Shenyang Tiexi Branch (9)	3,503,099	-	-	2025/7/18-2026/1/18	4.55%
Industrial Bank Shenyang Branch (13)	19,993,041	19,993,041	2,785,244	2026/7/31-2026/9/3	4.25%
CITIC Financial Leasing Co., Ltd (14)	17,338,782	3,510,430	489,041	2026/5/29	4.80%
Long-term bank loans and other borrowings	98,983,780	23,503,471	3,274,285
Total bank loans and other borrowings	417,524,512	413,943,566	57,666,764

(1)

On September 13, 2021, LakeShore Group entered into a credit facility of RMB100.0 million with China Guangfa Bank Co., Ltd. Shenyang Branch for three years to finance our working capital requirements. LakeShore Group drew RMB19.8 million from April 18, 2024 to May 17, 2024, with interest at 4%-4.5%, which was due on September 10, 2024. On September 9, 2024, LakeShore Group repaid RMB38.2 million. As of March 31, 2025, LakeShore Group has repaid it fully.

(2)

On July 12, 2021, LakeShore Group entered into a credit facility of RMB140.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. On September 12, 2023, LakeShore Group entered into another credit facility of RMB85.0 million with Shanghai Pudong Development Bank Co., Ltd. Shenyang Branch for three years to finance its working capital requirements. From April 12, 2024 to March 20, 2025, LakeShore Group repaid RMB45.0 million. As of March 31, 2025, the balance of RMB38.4 million (US$5.4 million) was outstanding.

(3)

On January 13, 2023, LakeShore Group entered into a credit facility of RMB40.0 million with China CITIC Bank Shenyang Tiexi Branch, due on May 29, 2024, to finance its working capital requirements. On May 29, 2024, LakeShore Group repaid RMB12.4 million. As of March 31, 2025, LakeShore Group has repaid it fully.

(4)	From March 17, 2023 to November 15, 2023, LakeShore Group borrowed RMB43.8 million in total with interest at 4.00% from China Construction Bank Shenyang Heping Branch. The loan will be due from July 24, 2024 to November 14, 2025. From July 22, 2024 to December 5, 2024, LakeShore Group repaid RMB39.0 million. As of March 31, 2025, the balance of RMB4.8 million (US$0.7 million) was outstanding.

(5)	On July 20, 2023, LakeShore Group borrowed RMB712,400 with interest at 3.90% from China Construction Bank Shenyang Heping Branch for one year. On July 18, 2024, LakeShore Group repaid RMB712,400. As of March 31, 2025, LakeShore Group has repaid it fully.

(6)	On November 8, 2022, LakeShore Group borrowed RMB26.0 million with interest at 5.00% from Zhongguancun Technology Leasing Co., Ltd for 36 months. LakeShore Group shall repay RMB722,222 monthly from December 15, 2022 to October 15, 2025 and pay the last repayment of RMB722,230 on November 7, 2025. LakeShore Group repaid RMB11.6 million from December 2022 to March 2024 and 8.7 million from April 2024 to March 2025. As of March 31, 2025, the balance of RMB5.8 million (US$0.8 million) was outstanding.

(7)	On November 15, 2023, LakeShore Group borrowed RMB6.9 million from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements, with interest at 4.55%. The loan will be due from May 15, 2024 to November 15, 2025. From May 15, 2024 to November 13, 2024, LakeShore Group repaid RMB1.4 million. As of March 31, 2025, the balance of RMB5.5 million (US$0.8 million) was outstanding.

(8)	On January 8, 2024, LakeShore Group borrowed RMB4.5 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 8, 2024 to January 8, 2026. From July 4, 2024 to January 7, 2025, LakeShore Group repaid RMB0.9 million. As of March 31, 2025, the balance of RMB3.6 million (US$0.5 million) was outstanding.

(9)	On January 18, 2024, LakeShore Group borrowed RMB4.4 million with interest at 4.55% from China CITIC Bank Shenyang Tiexi Branch to finance working capital requirements. The loan will be due from July 18, 2024 to January 18, 2026. From July 17, 2024 to January 16, 2025, LakeShore Group repaid RMB0.88 million. As of March 31, 2025, the balance of RMB3.5 million (US$0.5 million) was outstanding.

(10)	From August 16, 2023 to September 18, 2023, LakeShore Group borrowed RMB29.8 million with interest at 4.00% from Industrial Bank Shenyang Branch for one year. The loan will be due from August 15, 2024 to September 17, 2024. From August 14, 2024 to September 13, 2024, LakeShore Group repaid RMB29.8 million. As of March 31, 2025, LakeShore Group has repaid it fully.

(11)	On March 16, 2022, LakeShore Group entered into a facility agreement with R-Bridge Healthcare Fund, LP (“R-Bridge”), as agent, to finance RMB274,868,000 (US$40,000,000) for 54 months with interest at 4.00% (“R-Bridge Loan”). On December 27, 2023, HK Yisheng received a letter from R-Bridge (the “R-Bridge Letter”), notifying the Company that it has reason to believe HK Yisheng defaulted under financial covenants and other obligations under the facility agreement, and under the instructions of the lenders to urge the Company to consider and reach an amicable solution with the lenders, including, without limitation, repaying the loan of $40.0 million in full, as soon as possible. The Company repaid $15.0 million, $10.0 million and $18.1 million respectively in February, March and April, 2024. As of March 31, 2025, LakeShore Group has repaid its full amount of $40.0 million and accrued interest of $3.1 million.

(12)	From July 7, 2023 to January 16, 2024, LakeShore Group borrowed RMB30.0 million with interest at 4.0% from Minsheng Bank Shenyang Huanghe Street Branch, due from July 7, 2024 to January 16, 2025. From July 5, 2024 to January 15, 2025, LakeShore Group repaid RMB30.0 million. As of March 31, 2025, LakeShore Group has repaid it fully.

(13)	From August 14, 2023 to September 14, 2023, LakeShore Group borrowed RMB20.0 million with interest at 4.25% from Industrial Bank Shenyang Branch for about three years. The loan will be due from July 31, 2026 to September 3, 2026. As of March 31, 2025, the balance of RMB20.0 million (US$2.8 million) was outstanding.

(14)

On May 29, 2023, LakeShore Group borrowed RMB40.0 million with interest at 4.80% from CITIC Financial Leasing Co., Ltd for three years. The loan will be due on May 29, 2026. From August 15, 2023 to February 14, 2025, LakeShore Group repaid RMB22.7 million. As of March 31, 2025, the balance of RMB17.3 million (US$2.4 million) was outstanding, of which RMB13.8 million (US$1.9 million) will become due within one year.

(15)

From May 29, 2024 to March 20, 2025, LakeShore Group borrowed RMB311.4 million with interest at 5.0% from Beijing Huarui Jingkai Real Estate Co., Ltd. The loan will be due on December 31, 2025. As of March 31, 2025, the balance of RMB311.4 million (US$43.4 million) was outstanding.

(16)	On March 26, 2025, LakeShore Group borrowed RMB3.6 million with interest at 5.0% from Apex Prospect Limited. The loan will be due on February 17, 2026. As of March 31, 2025, the balance of RMB3.6 million (US$0.5 million) was outstanding.

LakeShore Group recorded RMB16.7 million, RMB47.5 million and RMB32.0 million of interest expense for the years ended March 31, 2025, 2024 and 2023, respectively.

NOTE 10 – LEASES

A summary of LakeShore Group’s operating leases as of March 31, 2025 and 2024 is as follows:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Operating lease ROU assets	7,275,367	847,331	$118,042
Operating lease liabilities - current	5,156,540	457,012	$63,667
Operating lease liabilities - non-current	1,783,593	-	$-

Weighted average remaining lease term	1.5	0.8	0.8
Weighted average discount rate	4.8%	7%	7%

A summary of lease cost recognized in LakeShore Group’s CFS and supplemental cash flow information related to operating leases is as follows:

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Operating lease cost	5,002,684	5,252,026	3,306,826	$460,676

Cash paid for operating leases	3,349,856	5,272,746	2,895,125	$403,322

A summary of maturity of operating lease liabilities under the LakeShore Group’s non-cancelable operating leases as of March 31, 2025 is as follows:

Year Ended March 31,	(RMB)	(US$)
2026	470,319	$65,521
2027	-	-
Total lease payments	470,319	65,521
Less: Interest	(13,307)	(1,854)
Present value of operating lease liabilities	457,012	$63,667

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Salaries and social security insurance (1)	59,297,454	56,779,828	$7,910,037
Promotion service fee (2)	114,508,487	121,699,362	16,954,022
Taxes other than income tax	3,012,548	2,799,771	390,038
Late fees (3)	10,683,258	11,138,120	1,551,659
Payable for property, plant and equipment	20,413,798	13,161,835	1,833,584
CDC transportation and storage fee	53,515,233	61,289,585	8,538,294
Guarantee deposits (4)	119,313,398	99,886,728	13,915,289
Professional service fee (5)	7,346,813	7,406,166	1,031,758
Interest payable（6）	9,909,655	3,578,336	498,501
Other (7)	10,737,325	5,108,227	711,630
Total	408,737,969	382,847,958	$53,334,812

(1)

This includes unpaid salaries and outstanding social security insurance. During fiscal 2024, LakeShore Group paid approximately RMB14.6 million to reduce its payable for salaries and social security insurance. During fiscal 2025, LakeShore Group paid approximately RMB14.5 million to reduce its payable for salaries and social security insurance. Salaries and social security insurance payables consist of the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Salaries	51,990,629	50,216,255	$6,995,661
Social security insurance	6,656,034	6,372,000	887,688
Union Fee	650,791	191,573	26,688
Total	59,297,454	56,779,828	$7,910,037

(2)	Promotion service fee primarily represents fees for the vaccine promotion, including design and implementation of academic activities, and collection of market information.

(3)	Late fees primarily are for corporate income tax, taxes other than income tax and social security insurance and housing reserve fund contributions due to the fact LakeShore Group failed to pay income tax for calendar 2011 to calendar 2013, taxes other than income tax for calendar 2014 to the beginning of calendar 2021 and social security insurance for calendar 2015 to the beginning of calendar 2021. As of June, 2021, LakeShore Group has paid the unpaid taxes, including income tax and other taxes other than income tax, as well as the late fees charge of them. From fiscal 2022, the late fee is incurred for unpaid social insurance.

(4)	Guarantee deposits primarily are refundable deposits paid to LakeShore Group by external service providers to guarantee the external service providers will provide us with high quality and reasonable professional services. The external service providers’ professional service scope includes conducting market research and analysis, monitoring product clinical information, collecting and reporting adverse events of the product use, providing academic visits and education seminars, assisting product shipment and payment collections. Their services don’t assume inventory risk for the vaccines before they are transferred to the end customers.

(5)	Professional service fees primarily are from consultants and other advisors.

(6)	Interest payable primarily includes interest and royalties payable to R-Bridge Healthcare Fund, LP.

(7)	Others primarily are employees’ reimbursement .

NOTE 12 – WARRANTS

As of March 31, 2025, LakeShore Group has 10,750,000 public warrants and 6,000,000 private warrants.

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

LakeShore Biopharma completed a 1-for-10 reverse stock split in October 2024, each warrant became exercisable for 0.1 share of common stock.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The Binomial Option Pricing Model with the following key assumptions is used for estimating the FV of private warrants.

As of March 31, 2025(US$)
Fair value of the underlying asset as of the Valuation Date(per 0.1 share)	$0.245
Strike price	$11.5
Life to expiration (Years.)	3.0
Volatility	153.8%
Number of steps	100
Redemption price (per 0.1 share)	$0.1

As of March 31, 2025, the value of the private warrants was RMB3.4 million. The change in FV from April 1, 2024 to March 31, 2025 was RMB1.1 million. The table below reflects the movement of warrant liabilities for the year ended March 31, 2025:

	April 1, 2024	Change in fair value	Foreign currency translation	March 31, 2025	March 31, 2025
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Private Warrants	4,548,004	(1,149,792)	46,630	3,444,842	$479,903
Total	4,548,004	(1,149,792)	46,630	3,444,842	$479,903

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

Following the Business Combination, LakeShore Biopharma may redeem public warrants prior to their exercise at a time that is disadvantageous to the holders of such warrants, thereby making such warrants worthless. More specifically:

●	LakeShore Biopharma can redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided the last reported sales price of LakeShore Biopharma Ordinary Shares equals or exceeds $180.00 per share (as adjusted for capitalization, share dividends, split-up and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met.

●	LakeShore Biopharma also can redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the last reported sales price of LakeShore Biopharma Ordinary Shares equals or exceeds $100.00 per share (as adjusted for capitalization, share dividends, split-up and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders of the Warrants will be able to exercise their Warrants prior to redemption for a number of LakeShore Biopharma Ordinary Shares determined based on the redemption date and the fair market value of the LakeShore Biopharma Ordinary Shares. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of LakeShore Biopharma Ordinary Shares received is capped at 0.0361 LakeShore Biopharma Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

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

The 2010 Share Incentive Plan

On June 21, 2010, LakeShore Group adopted the 2010 Share Incentive Plan (the “Plan”) that has a contractual term of 10 years. The Plan provides for the granting of stock options and other stock-based awards to employees and directors. LakeShore Group’s Board of Directors authorized and reserved for the issuance of up to 272,565 ordinary shares under the Plan for the period from 2010 to 2013, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024.

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

On January 1, 2015, an annual grant of 12,750 options, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024, which vest based on performance conditions, were granted to various employees. The annual grant was applicable for calendar 2015, 2016, 2017, 2018, 2019 and 2020, respectively. The options become vest in equal quarterly instalments based on performance targets established on January 1st of each calendar year from 2015 to 2020. There are no more grants after December 31, 2020 under the 2010 share incentive plan.

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

The exercise prices and exercise periods, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024, of the share options outstanding as at the end of each of the Relevant Periods are as follows:

	Number of shares options	Average exercise price per share option
(RMB)
As of March 31, 2023	325,357	324.020
Granted during the period	-	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
As of March 31, 2024	325,357	324.020
Granted during the period	-
Forfeited during the period	-	-
Exercised during the period	-	-
Expired during the period	-	-
As of March 31, 2025	325,357	324.020

The exercise prices and exercise periods, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024, of the share options outstanding as at the end of the reporting periods are as follows:

Year Ended 31 March 2025
Number of options	Exercise price	Exercise period
	(RMB)
153,325	139.38	2021-2031
61,337	258.524	2021-2026
110,695	525.376	2021-2026
325,357

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

Restricted share units (“RSU”)

Giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024, on February 1, 2018, LakeShore Group granted 69,250 RSUs to employees under the Plan. The weighted average grant-date FV of restricted shares units granted was $72.4, which was derived from the FV of the underlying ordinary shares. 40,500 out of the 69,250 RSUs were subject to service conditions vesting in six equal semi-annual instalments over three years or eight equal semi-annual instalments over four years, respectively. The remaining 28,750 RSUs had been vested on March 16, 2023 due to the successful closing of the public offering. As of March 31, 2025, all the granted shares are vested, and there were no unrecognized share-based payment expenses related to unvested restricted shares.

Giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024, on July 25, 2018, LakeShore Group granted 27,000 units of RSUs to three independent directors. Starting from the effective date of August 1, 2018, 3,000 RSUs will be awarded to each of the three directors annually, which shall be vested in equal portion of 750 units per three months’ Director services rendered by each director. For each of the new directors, 500 units will be vested for the two-month period starting from August 1, 2018, and the remaining are vested on quarterly basis starting from October 1, 2018 to July 31, 2021. The grant-date FV of the RSU was $18.4, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On March 25, 2024, LakeShore Group granted 190,000 units of RSUs to three employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $6.5, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On March 30, 2024, LakeShore Group granted 20,000 units of RSUs to two employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $7.2, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On June 1, 2024, LakeShore Group granted 750 units of RSUs to three employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $8.4, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On June 25, 2024, LakeShore Group granted 37,206 units of RSUs to two employees. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $6.1, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

On March 20, 2025, LakeShore Group granted 750,000 units of RSUs to one employee. The RSUs became fully vested upon the date of grant. The grant-date FV of the RSU was $2.05, which was derived from the FV of the underlying ordinary shares. As of March 31, 2025, all the granted shares are vested and there were no unrecognized share-based payment expenses related to unvested restricted shares.

The 2020 Share Incentive Plan

On December 31, 2020, LakeShore Group’s board of directors adopted the 2020 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with LakeShore Group. Pursuant to such plan, LakeShore Group can grant awards to directors, employees and consultants of LakeShore Group with rights to subscribe for up to 875,000 underlying ordinary shares of LakeShore Biopharma. As of the date of this report, (1) 457,298 shares as RSU incentive shares have been fully vested and issued to the respective directors and employees of LakeShore Group, and (2) 417,702 shares are reserved but not issued, among which, options to subscribe for 347,155 ordinary shares of LakeShore Biopharma are granted to certain senior management and employees of LakeShore Group but not exercised, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024.

The 2024 Share Incentive Plan

On May 21, 2024, our board of directors adopted the 2024 Share Incentive Plan for the purpose of granting share-based awards to employees, directors and consultants to incentivize their performance and align their interests with the Company. The 2024 Share Incentive Plan was also approved by our shareholders at an extraordinary general meeting held on May 21, 2024. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2024 Share Incentive Plan is initially 571,306 ordinary shares, plus an annual increase on the first day of each fiscal year of the Company during the term of this plan commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of ordinary shares as may be determined by the Board, provided that the numbers shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. Giving retroactive effect of Share Consolidation in October 2024.

Amended 2024 Share Incentive Plan

The 2024 Share Incentive Plan was amended in March 2025, as approved and authorized by our board of directors. To reflect the share consolidation effective on October 1, 2024, and the early utilization of the ordinary shares reserved for issuance under the 2024 Share Plan pursuant to the Evergreen Provision, the 2024 Award Pool under the Amended 2024 Share Incentive Plan was adjusted to 2,479,385 ordinary shares, par value US$0.0002 per share. The remainder of the Amended 2024 Share Incentive Plan remains the same as the 2024 Share Incentive Plan. As of the date of this report, (1) 750,000 shares as RSU incentive shares have been fully vested and issued to the respective directors and employees of LakeShore Group, and (2) 597,617 shares are reserved but not issued or outstanding, among which, options to subscribe for 101,732 ordinary shares of LakeShore Biopharma are granted to certain senior management of LakeShore Group but not exercised, (3) 956,938 shares are not reserved.

Stock-based compensation expense included in LakeShore Group’s consolidated statements of operations and comprehensive loss is as follows:

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Research and development	(997,846)	-	-	$-
General and administrative	4,502,847	9,789,686	13,557,214	1,888,665
Total stock-based compensation	3,505,001	9,789,686	13,557,214	$1,888,665

On August 15, 2022, unanimous written resolution of the board of director of LakeShore Group accepted the notice from a former employee, for the surrender of 14,375 of issued shares with US$0.0002 each in LakeShore Group registered in his name, giving retroactive effect of combination in March 2023 and Share Consolidation in October 2024.

NOTE 15—RELATED PARTY TRANSACTIONS AND BALANCES

The following companies are related parties that had material balances or transactions with LakeShore Group as of and during the fiscal years ended March 31, 2025, 2024 and 2023:

Name of related parties	Relationship with LakeShore Group
Yisheng Biopharma Holdings Ltd.	An entity controlled by Yi Zhang *
Apex Prospect Limited	A shareholder of LakeShore Group
Beijing Huarui Jingkai Real Estate Co., Ltd	An affiliate of Apex Prospect Limited
HaiSong Zhiyuan (Beijing) Management Consulting Co., Ltd	An entity controlled by Chairman
Beijing Yisheng Xingye Technology Co., Ltd.,	An affiliate of Yisheng Biopharma Holdings Ltd.
Yi Zhang*	A shareholder of LakeShore Group
Rui Mi	Spouse of Yi Zhang

*	Yi Zhang was the shareholder of LakeShore Group. The entity controlled by him was the related parties of LakeShore Group.

Transactions with related parties

LakeShore Group had the following material transactions with related parties during the fiscal years ended March 31, 2025, 2024 and 2023:

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)
Bank loans and other borrowings - current
Beijing Huarui Jingkai Real Estate Co., Ltd(1)
Financing from related parties	-	-	311,401,631	43,381,576
Accrual interest to related parties	-	-	7,592,750	1,057,751
Payment interest to related party	-	-	4,139,951	576,739

Apex Prospect Limited(2)
Financing from related parties	-	-	3,589,100	500,000
Accrual interest to related parties	-	-	14,457	2,014

Accrued expenses and other liabilities
HaiSong Zhiyuan (Beijing) Management Consulting Co., Ltd(3)				-
Related parties provide services to our company	-	-	1,815,682	252,944
Repayment to related party	-	-	1,129,968	157,417

Beijing Yisheng Xingye Technology Co., Ltd.,(4)
Related parties provide services to our company			349,818	48,733
Repayment to related party			349,818	48,733
Beijing Yisheng Xingye Technology Co., Ltd.,(4)
Purchase Property, plant and equipment from related parties	-	-	106,195	14,794
Repayment to related party	-	-	106,195	14,794

(1)	In fiscal 2025, LakeShore Group borrowed RMB311.4 million with interest at 5.0% from Beijing Huarui Jingkai Real Estate Co., Ltd, which has accrued interest of RMB7.6 million. Lakeshore Group has paid RMB4.1 million. As of March 31, 2025, the balance of bank loans and other borrowings - current and accrued expenses and other liabilities were RMB311.4 million and RMB3.5 million.

(2)

In fiscal 2025, LakeShore Group borrowed RMB3.6 million with interest at 5.0% from Apex Prospect Limited, accrued interest RMB0.01 million. As of March 31, 2025, the balance of bank loans and other borrowings - current and accrued expenses and other liabilities were RMB3.6 million and RMB0.01 million.

(3)	In fiscal 2025, LakeShore Group purchased service RMB1.8 million from HaiSong Zhiyuan (Beijing) Management Consulting Co., Ltd. As of March 31, 2025, the balance of accrued expenses and other liabilities was RMB0.7 million.

(4)	In fiscal 2025, LakeShore Group purchased service and Property, plant and equipment RMB0.3 million and RMB0.1 million from Beijing Yisheng Xingye Technology Co., Ltd.,. As of March 31, 2025, LakeShore Group repaid it fully.

(5)	In July 2023, LakeShore Group spent US$20,000 to purchase a vehicle from Rui Mi, spouse of Mr. Yi Zhang, that was subsequently purchased back by Rui Mi in March 2024.

NOTE 16 – INCOME TAX

Cayman Islands. Under the current laws of the Cayman Islands, LakeShore Biopharma is not subject to tax on income or capital gains. In addition, upon payments of dividends by LakeShore Biopharma to its shareholders, no Cayman Islands withholding tax is imposed.

Hong Kong. Under the Hong Kong tax laws, HK Yisheng, as a holding company, is exempted from profit tax on its foreign-sourced income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore. Singapore LakeShore, a subsidiary incorporated in Singapore, files separate income tax returns in Singapore at the statutory income tax rate of 17%.

China. Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Liaoning Yisheng was approved as an HNTE in November 2024, Liaoning Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years. Since Beijing Yisheng was approved as an HNTE in December 2022, Beijing Yisheng is entitled to a reduced income tax rate of 15% and is able to enjoy the reduced income tax rate in the next three years.

United States. US Yisheng, a subsidiary incorporated in Maryland, United States is subject to statutory federal corporate income tax at a rate of 21% and state income tax at a rate of 8.25%.

Philippines. The subsidiary incorporated in Philippines is subject to income tax at 20%

The provision for income tax consisted deferred tax and current income tax expense.

The following table reconciles the statutory rate to LakeShore Group’s effective tax rate:

	Years Ended March 31,
	2023	2024	2025
PRC statutory income tax rate	25.00%	25.00%	25.00%
Effect of different tax rates in different jurisdictions	(36.00)%	(13.32)%	(41.76)%
Effect of PRC preferential tax rate	8.72%	(3.39)%	3.99%
Effect of research and development expenses deduction and others	25.50%	9.97%	22.25%
Non-deductible expenses	-%	0.06%	18.20%
Temporary differences*	0.79%	(4.77)%	(4.27)%
Change in valuation allowance	(23.23)%	(18.31)%	(24.34)%
Effective tax rate	0.78%	(4.76)%	(0.93)%

*	Temporary differences primarily relate to impairment of inventories, property, plant and equipment and other assets, government grants and allowance for expected credit losses.

Net deferred tax assets as of March 31, 2025 and 2024, consist of the following key components:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Deferred tax assets:
Write-down of inventories to net realizable value	10,223,137	4,660,626	$649,275
Impairment of property, plant and equipment	13,542,899	15,953,770	2,222,532
Losses available for offsetting against future taxable profits	81,220,037	102,196,857	14,237,115
Others	2,951,867	8,042,946	1,120,468
Less: valuation allowance	(81,220,037)	(102,196,857)	(14,237,115)
Total deferred tax assets	26,717,903	28,657,342	3,992,275
Deferred tax liabilities:			-
Fair value adjustments arising from historical acquisition of subsidiaries	(3,083,714)	(710,842)	(99,028)
Total deferred tax liabilities	(3,083,714)	(710,842)	(99,028)
Net deferred tax assets	23,634,189	27,946,500	$3,893,247

In assessing the realizability of the net deferred tax assets, LakeShore Group considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income in the future. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized. The amount of the deferred tax assets is considered unrealizable because it is more likely than not that LakeShore Group will not generate sufficient future taxable income to utilize this portion of the net operating loss.

Uncertain tax positions

There were no uncertain tax positions as of March 31, 2025 and 2024 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

NOTE 17 – DEFERRED GOVERNMENT GRANTS

Deferred government grants represent funds received from the PRC government for research and development, investment in building or improvement in LakeShore Group’s production facilities. These specific subsidies are recorded as deferred government grants upon receipt and are recognized as government grants when the conditions are met. Other subsidies are recognized as government grants upon receipt as further performance by LakeShore Group is not required. LakeShore Group received specific subsidies that were deferred in the amount of nil and RMB3.6 million in fiscal 2025 and 2024, respectively. In addition, LakeShore Group received RMB0.5 million and RMB15.3 million other subsidies that the government has not set any conditions and are not tied to future trends or performance of LakeShore Group and were recognized as government grants in 2025 and 2024, respectively.

Deferred government grants included the following:

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
Government grants for property, plant and equipment
Balance at beginning of the year	20,575,012	21,735,856	$3,028,037
Addition	3,600,000	-	-
Recognized as government grants	(2,439,156)	(4,072,433)	(567,333)
Subtotal	21,735,856	17,663,423	$2,460,704
			-
Government grants for research and development			-
Balance at beginning of the year	5,327,196	559,782	$77,984
Addition	-	-	-
Recognized as government grants	(4,767,414)	(559,782)	(77,984)
Subtotal	559,782	-	$-
Total deferred government grants	22,295,638	17,663,423	$2,460,704
			-
Less：current portion	2,015,693	1,455,678	$202,792
			-
Non-current portion	20,279,945	16,207,745	$2,257,912

Government grants for property, plant and equipment

LakeShore Group has nine deferred government grants related to property, plant and equipment. RMB4.1 million was amortized from deferred government grants into government grants in fiscal 2025, as compared to RMB2.4 million for the fiscal year ended March 31, 2024. RMB1.5 million will be amortized in fiscal 2026 which was included in the current deferred government grants and RMB16.2 million will be amortized after 2026 which was included in the non-current portion of deferred government grants.

Government grants for research and development

LakeShore Group has one deferred government grant related to various research and development projects. RMB0.6 million was amortized from deferred government grants into government grants in fiscal 2025, as compared to RMB4.8 million for the fiscal year ended March 31, 2024.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2025, LakeShore Group has the following commitments to purchase construction in progress, raw materials and services :

	As of March 31,
	2025	2025
	(RMB)	(US$)
Construction in progress	5,816,677	$810,325
Other professional service fees	2,900,000	404,001
Purchase raw materials	12,639,493	1,760,816
Research and development	19,200,222	2,674,796
Total	40,556,392	$5,649,938

In 2018, Liaoning Yisheng filed a sales contract dispute with Hebei Defense Biological Products Supply Center. The Supreme People’s Court of Liaoning supported the Liaoning Yisheng’s claim the defendant Hebei Weifang should pay RMB2,465,807 for Liaoning Yisheng vaccine within 20 days after the judgment came into effect. As of the date of this report, LakeShore Group received RMB1,636,755 from Hebei Defense Biological Products Supply Center, and the balance of RMB829,052 may be received in fiscal 2026.

LakeShore Group was also involved in labor disputes as of March 31, 2025. As the proceedings are in the early stages or the second appeal, there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

Since December 2023, the Company has been involved in two legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates.

FSD 400 of 2023

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

FSD 318 of 2024

In October 2024, Mr. Zhang filed a Writ of Summons and Statement of Claim (“Writ”) with the Grand Court against the Company and 13 of its current or former directors and Apex Prospect Limited (“Apex”), seeking, amongst other things, (i) declarations on the validity of certain actions of the Company’s Board taken since Mr. Zhang was removed as chairperson of the Board in December 2023; (ii) orders setting aside the February 2024 issue by the Company of 95,269,762 shares (which was the number of shares prior to the share consolidation, in consistency with the Writ) to Apex and any allotments of any ordinary shares issued by the Company pursuant to the 2024 Share Incentive Plan approved by the Board in May 2024 or, alternatively, declaring that such share issuance and allotments were done for an improper purpose and in breach of the duties of the directors who approved them; (iii) orders that the Company’s Register of Members be rectified to delete any entries in respect of such share issuance and allotments; (iv) an injunction restraining Apex from exercising any rights attaching to the Company’s shares registered in its name or holding itself out to be a shareholder of the Company; (v) an injunction restraining the Company’s current directors from holding themselves out to be directors of the Company or exercising any powers as directors of the Company; (vi) an injunction restraining the Company and its Board from taking any steps to directly or indirectly allotting any further shares pursuant to the 2024 Share Incentive Plan or taking any actions which may result in the further dilution of Mr. Zhang’s shareholding and/or which would negatively affect the asset value and/or the share price of the Company; and (vii) damages against the director and former director defendants for unlawful means conspiracy against Mr. Zhang.

On October 31, 2024, Mr. Zhang applied to the Grand Court on an ex parte basis for an injunction to restrain the Company from (i) issuing new shares or causing Mr. Zhang’s shareholding to be diluted; and (ii) entering into any transactions or dealings with a value in excess of US$50,000 (other than in the ordinary course of business), each until Mr. Zhang had been given 7 day’s prior notice. On December 13, 2024, the Grand Court refused to hear that application on an ex parte basis. Mr. Zhang’s injunction application was heard on an inter partes basis on January 21 and 22, 2025 and dismissed by the Chief Justice of the Grand Court.

The Writ of Summons and Statement of Claim in the proceedings commenced by Mr. Zhang were amended on February 7, 2025 and Mr. Zhang discontinued his claims against 6 of the former director defendants on March 21, 2025. The Company and the remaining 7 director defendants filed their Defences to the Amended Statement of Claim on February 24, 2025 and March 17, 2025 respectively. Mr. Zhang filed his Replies to those Defences on March 31, 2025. On April 15, 2025, Mr. Zhang gave notice that he had changed his Cayman Islands attorneys. Mr. Zhang’s new attorneys later gave the Company notice that on or before June 6, 2025 he intended to seek leave to further amend the Amended Writ of Summons and Amended Statement of Claim.

As of the date of this Annual Report, the legal proceedings in the two Cayman Islands are still ongoing and no further judgments have been rendered by the Grand Court. The parties have agreed that they will seek to have Cayman Islands proceedings consolidated and/or heard together going forward.

In May 2024, two entities controlled by Mr. Zhang (each, a “Claimant,” and collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng. The Claimants sought an aggregate amount of RMB919 million ($128 million) of payment, primarily covering fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB721 million ($101 million) until full payment. The Claimants allege that Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties had entered into debt confirmation and repayment agreements respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million ($101 million) in the aggregate, including fees for R&D services of RMB198 million ($28 million) and accrued interests, borrowings and other fees of RMB525 million ($73 million) until full payment. Through the two aforementioned arbitration proceedings, the Claimants applied for pre-arbitration preservation of Liaoning Yisheng’s assets, requesting the of funds of up to RMB919 million ($128 million) in Liaoning Yisheng’s bank account (the “Freezing Applications”). Liaoning Yisheng applied to the court assisting the execution of the Freezing Applications to replace the subject assets of the Freezing Applications with its inventory of YSJATM rabies vaccine, certain machinery and equipment and properties, with had an appraisal value of approximately RMB919 milllion ($128 million). In consideration of the potential negative impact from the freezing of the bank accounts on Liaoning Yisheng’s cash flow and business operations, the court granted Liaoning Yisheng’s application.

In May 2024, a Claimant filed arbitration claims with the Kaifeng Arbitration Commission in China against Beijing Yisheng. The Claimant alleged that Beijing Yisheng owed the Claimant certain fees and other amounts since 2021 due to historical reorganization transactions, and that the parties entered into debt confirmation and repayment agreements in March 2024, pursuant to which the Claimant claimed that Beijing Yisheng had agreed to repay the Claimant approximately RMB59 million ($8 million) in the aggregate. The Claimant sought an arbitration award of RMB83 million ($12 million), which included the principal amount and other funds derived therefrom in payment from Beijing Yisheng.

As of the date of this Annual Report, the Kaifeng Arbitration Commission did not issue awards on these three cases.

For the above cases there is uncertainty regarding the timing or ultimate resolution of such matters, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible losses cannot be made.

NOTE 19 – SEGMENT INFORMATION

Based on management’s assessment, LakeShore Group has one operating segment, which is the development, production, marketing and sale of biopharmaceutical products. No operating segments were aggregated to form the reportable operating segment.

The CODM regularly reviews the Consolidated Statements of Operations and Comprehensive Loss and a disaggregation of operating expenses, of which the significant expenses are related to testing and clinical trial fees. Testing and clinical trial fees were RMB93,591,766 for the year ended March 31, 2025. Other items which were reviewed include employee benefits, depreciation and amortization, professional service fees, and other expenses. The amount of other items was RMB499,889,555 for the year ended March 31, 2025. The CODM does not regularly review segment assets to make decisions regarding the allocation of resources, and as such the Company has not included assets at this point.

LakeShore Group’s non-current assets are located in the PRC and other countries, such as Singapore and Philippines. The location of these non-current assets can be aggregated to form the reportable geographical segment.

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
PRC	527,009,381	484,895,385	$67,551,111
Other countries/regions	17,583,961	1,460,716	$203,493

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

From April 14, 2025 to April 28, 2025, LakeShore Group borrowed RMB110.0 million with interest at 5.0% from Zhonghao Financial Leasing (Tianjin) Co., Ltd. The loans are due on March 31, 2026.

On May 12, 2025, Mr. Dave Chenn has resigned as a member of the board of directors, the chairman of the Board, a member of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board. On the same date, the Board approved the appointment of Mr. Pierson Yue Pan to serve as a member of the Board, the Chairman, a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

On May 16, 2025, LakeShore Group borrowed RMB3.6 million with interest at 5.0% from Apex Prospect Limited. The loans are due on February 17, 2026.

On May 19, 2025, LakeShore Group borrowed RMB100 million with interest at 5.0% from Beijing Huarui Jingkai Real Estate Co., Ltd. The loans are due on May 18, 2026. The loans have not been withdrawn.

On June 3, 2025, the name of the Company’s subsidiary be and hereby is changed from Hu’an Yuanhang Biotechnology (Beijing) Co., Ltd to Hu’an Biotechnology (Beijing) Co., Ltd.

On July 8, 2025, Crystal Peak entered into a Share and Warrant Purchase Agreement with the company, pursuant to which the Company sold 16,987,542 ordinary shares and 16,987,542 detachable warrants in a private placement transaction for a total consideration of US$15 million. Subsequently, on July 9, 2025, these warrants were fully exercised on a cashless basis by Crystal Peak, resulting in the issuance of 4,033,790 ordinary shares.

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

PARENT COMPANY BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	(RMB)	(RMB)	(US$)
ASSETS
Current assets
Cash	167,227,049	3,556,774	$495,497
Amounts due from related parties	1,145,781,243	1,057,080,561	147,262,623
Total current assets	1,313,008,292	1,060,637,335	147,758,120

Non-current assets
Long-term investments	165,416,495	288,057,858	40,129,539
Long-term prepaid expense	2,341,350	1,895,045	264,000
Total non-current assets	167,757,845	289,952,903	40,393,539
Total assets	1,480,766,137	1,350,590,238	$188,151,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	-	3,589,100	$500,000
Accrued expenses and other liabilities	887,485,236	840,066,308	117,030,218
Warrants liability	4,548,004	3,444,842	479,903
Amounts due to related parties	3,526,595	3,735,357	520,375
Total current liabilities	895,559,835	850,835,607	118,530,496
Total liabilities	895,559,835	850,835,607	118,530,496

Shareholders’ equity:
Ordinary shares, par value US$0.0002 per share; 250,000,000 shares authorized; 19,022,795 and 20,766,531 shares issued and outstanding as of March 31, 2024 and 2025, respectively *	26,105	28,603	3,985
Additional paid-in capital	2,950,862,914	2,964,482,986	412,984,172
Accumulated deficit	(2,307,502,836)	(2,407,485,287)	(335,388,438)
Accumulated other comprehensive loss	(58,179,881)	(57,271,671)	(7,978,556)
Total shareholders’ equity	585,206,302	499,754,631	69,621,163
Total liabilities and shareholders’ equity	1,480,766,137	1,350,590,238	$188,151,659

*	Gives retroactive effect to the Share Consolidation in October 2024.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended March 31,
	2023	2024	2025	2025
	（RMB）	(RMB)	(RMB)	(US$)
Equity loss of subsidiaries	(138,758,136)	(379,244,652)	(51,605,606)	$(7,189,213)

Operating expenses:
General and administrative	7,630,726	60,553,856	50,450,858	7,028,344
Research and development	(887,280)	33,011	-	-
Total operating expenses	6,743,446	60,586,867	50,450,858	7,028,344

Loss from operations	(145,501,582)	(439,831,519)	(102,056,464)	(14,217,557)

Other income (expenses):
Financial expenses	1,119	1,907,804	(13,989)	(1,949)
Fair value changes of warrant liability	21,358	4,458,844	1,149,792	160,178
Other income (expenses)	-	-	938,210	130,704
Total other income(expense)	22,477	6,366,648	2,074,013	288,933

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	(13,928,624)
Accretion to redemption value of convertible redeemable preferred shares	(137,991,697)	-	-	-
Net loss attributable to LakeShore Biopharma	(283,470,802)	(433,464,871)	(99,982,451)	(13,928,624)

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	(13,928,624)
Foreign currency translation adjustment	(137,500,063)	(3,767,798)	908,210	126,523
Total comprehensive loss	(282,979,168)	(437,232,669)	(99,074,241)	$(13,802,101)

Loss per share*:
– Basic and Diluted	(23.55)	(40.54)	(5.22)	$(0.73)
Weighted average number of ordinary shares outstanding*:
– Basic and Diluted	6,178,547	10,692,312	19,158,907	19,158,907

*	Gives retroactive effect to the Share Consolidation in October 2024.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2023	2024	2025	2025
	(RMB)	(RMB)	(RMB)	(US$)

Net loss	(145,479,105)	(433,464,871)	(99,982,451)	$(13,928,624)
Equity loss of subsidiaries	138,758,136	379,244,652	51,605,606	7,189,213
Share-based compensation	3,505,001	9,789,686	13,557,214	1,888,665
Fair value changes of warrant liability	(21,358)	(4,458,844)	(1,149,792)	(160,178)
Changes in operating assets and liabilities:
Amounts due from related parties	(520,750,020)	(105,794,347)	(33,940,681)	(4,728,300)
Amounts due to related parties	260,208	110,992	208,762	29,083
Accrued expenses and other liabilities	48,377,785	33,181,238	(98,912,548)	(13,779,575)
Prepaid expense	-	(2,341,350)	446,305	62,174
Net cash used in operating activities	(475,349,353)	(123,732,844)	(168,167,585)	(23,427,542)

Cash flows from investing activities:
Payment for long-term investment	-	(1,523,970)	-	-
Net cash used in investing activities	-	(1,523,970)	-	-

Cash flows from financing activities:
Proceeds from bank loans and other borrowings			3,589,100	500,000
Proceeds from issuance of ordinary shares	-	284,196,000	-	-
Proceeds from acquisition	252,457,329	-	-	-
Offering cost	(35,884,661)	-	-	-
Net cash provided by financing activities	216,572,668	284,196,000	3,589,100	500,000

Effect of exchange rate on cash	9,210,810	5,242,203	908,210	126,523
Net (decrease) increase in cash	(249,565,875)	164,181,389	(163,670,275)	(22,801,019)
Cash at the beginning of the year	252,611,535	3,045,660	167,227,049	23,296,516
Cash at the end of the year	3,045,660	167,227,049	3,556,774	$495,497

Non-cash transactions:
Accretion to redemption value of convertible redeemable preferred shares	(137,991,697)	-	-	$-
Equity transaction from warrants	(8,870,007)	-	-	$-
Equity transaction from preferred shares	1,636,897,084	-	-	$-